Registration Nos. 333-193627

811-21438

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Room 1680

WASHINGTON, D.C. 20549

202-551-5850

FORM N-4

Pre-Effective Amendment No. 1

to

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
and

Amendment No. 1 to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

(Check appropriate box or boxes)

THE GUARDIAN SEPARATE ACCOUNT R

(Exact Name of Registrant as Specified in Charter)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Address of Principal Executive Offices)

Depositor’s Telephone Number: (212) 598-8359

RICHARD T. POTTER, JR., Senior Vice President and Counsel

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on {date} pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant has registered an indefinite number of its securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required for such rule for the Registrant’s most recent fiscal year was filed on March 21, 2014

VARIABLE ANNUITY PROSPECTUS	Securities Act of 1933 File No. 333-193627
May 1, 2014

THE GUARDIAN INVESTOR PROFREEDOM VARIABLE ANNUITYSM (C Share)

THIS PROSPECTUS describes an Individual Flexible Premium Deferred Variable Annuity Contract. It contains important information that you should know before investing in the contract. Please read this prospectus carefully, and keep it for future reference.

The contract is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our) through its Separate Account R (the Separate Account). The contract is an annuity contract and is a long-term investment vehicle designed for retirement purposes. The contract will also pay a death benefit if the owner dies before annuity payments begin.

Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we may pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

The minimum initial premium payment is $25,000. Your premiums may be invested in up to 25 of the available variable investment options. The variable investment options invest in the mutual funds (“Funds”) listed below. Some of these Funds may not be available in your state. You may request copies of the prospectuses for these Funds from your registered representative or by calling 1-800-221-3253 or by visiting our web site at www.guardianannuities.com. Please read the prospectuses carefully before investing.

•	AllianceBernstein Variable Products Series Fund, Inc.
–	AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B
•	ALPS Variable Investment Trust
–	ALPS/Alerian Energy Infrastructure Portfolio Class III
•	American Century Variable Portfolios, Inc.
–	American Century VP Inflation Protection Fund Class II
–	American Century VP Mid Cap Value Fund Class II
•	DWS Variable Series II
–	DWS Alternative Asset Allocation VIP Class B
•	Fidelity® Variable Insurance Products
–	Fidelity VIP Growth Opportunities Portfolio Service Class 2
•	Franklin Templeton Variable Insurance Products Trust
–	Franklin Growth and Income VIP Fund (previously known as Franklin Growth and Income Securities Fund) Class 2
•	Invesco Variable Insurance Funds
–	Invesco V.I. Balanced-Risk Allocation Fund Series II shares
•	Ivy Funds Variable Insurance Portfolios
–	Ivy Funds VIP Global Bond
–	Ivy Funds VIP High Income
•	Janus Aspen Series
–	Janus Aspen Enterprise Portfolio Service Shares
–	Janus Aspen Global Technology Portfolio Service Shares
•	Lazard Retirement Series, Inc.
–	Lazard Retirement Global Dynamic Multi-Asset Portfolio Service Shares (previously known as Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares)
•	Legg Mason Partners Variable Equity Trust
–	ClearBridge Variable Small Cap Growth Portfolio Class II
–	Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II
•	Merger Fund VL
–	The Merger Fund VL
•	MFS® Variable Insurance Trust II
–	MFS® International Value Portfolio Service Class
•	Northern Lights Variable Trust
–	Mariner Managed Futures Strategy Portfolio
•	Oppenheimer Variable Account Funds (Service Class)
–	Oppenheimer International Growth Fund/VA
•	PIMCO Variable Insurance Trust
–	PIMCO Global Multi-Asset Managed Volatility Portfolio Advisor Class
–	PIMCO Unconstrained Bond Portfolio Advisor Class
•	Pioneer Variable Contracts Trust
–	Pioneer Bond VCT Portfolio Class II
•	Putnam Variable Trust
–	Putnam VT Absolute Return 500 Fund Class IB
–	Putnam VT Small Cap Value Fund Class IB
•	Rydex Variable Trust
–	Guggenheim VT Multi-Hedge Strategies
–	Guggenheim VT U.S. Long Short Equity
•	T. Rowe Price Equity Series, Inc.
–	T. Rowe Price Health Sciences Portfolio II
•	The Universal Institutional Funds, Inc.
–	UIF Emerging Markets Equity Portfolio – Class II
•	Van Eck VIP Trust
–	Van Eck VIP Global Hard Assets Service Class
•	Virtus Variable Insurance Trust
–	Virtus Real Estate Securities Series

A Statement of Additional Information for the contract and the Separate Account is available free of charge by writing to GIAC at its Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002 (regular mail) or 3900 Burgess Place, Bethlehem, Pennsylvania 18017 (overnight mail), or by calling 1-800-221-3253. Its contents are noted on page 73 of this prospectus.

The Statement of Additional Information, which is dated May 1, 2014, is incorporated by reference into this prospectus.

The Securities and Exchange Commission (“SEC”) has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, Statement of Additional Information and other information.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus.

The contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, and the contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency, and involves investment risk, including possible loss of the principal amount invested.

CONTENTS

The variable annuity contract may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus except for information in this prospectus or the Statement of Additional Information or in any supplement thereto or in any supplemental sales material authorized by GIAC.

SUMMARY

SUMMARY

WHAT IS A VARIABLE ANNUITY CONTRACT?

A

VARIABLE ANNUITY CONTRACT allows you to accumulate tax-deferred savings which are invested in options that you choose. This is the accumulation period of the contract. On an agreed date, you will start receiving regular payments. This is the annuity period. The amount of the annuity payments will depend on the amount of accumulation value annuitized, annuity rates, annuity option selected and, for non-qualified contracts, gender of the annuitant.

HOW A VARIABLE ANNUITY WORKS

During the accumulation period, this contract allows you to allocate your net premium payments and accumulation value to as many as 25 of the available variable investment options.

When you allocate your premiums to the variable investment options, you bear the risk of any investment losses. No assurance can be given that the value of the contract during the accumulation period, or the total amount of annuity payments made under the contract, will equal or exceed the net premium payments allocated to the variable investment options.

GIAC has established a Separate Account to hold the variable investments in its annuity contracts. The Separate Account has 30 investment divisions, corresponding to 30 variable investment options, each of which invests in a mutual fund. Your net premiums are used to buy accumulation units in the investment divisions you have chosen.

The total value of your contract’s investment in the investment divisions is known as the accumulation value. It’s determined by multiplying the number of variable accumulation units credited to your account in each investment division by the current value of the division’s units. The value of units in a variable investment division reflects the investment experience within the division. For a complete explanation, please see Financial information: How we calculate unit values.

THE ANNUITY PERIOD

Annuity payments under this contract must begin no earlier than the first contract anniversary (without GIAC’s prior consent) and no later than the contract anniversary immediately following the annuitant’s 100th birthday. Gains under the contract are taxable at distribution, and if you take money out of the contract before age 59 1/2, you may also incur a 10% Federal tax penalty on amounts included in your income. You may select only one of the available annuity payout options under the contract:

•	Life annuity without a guaranteed period
•	Life annuity with a guaranteed period

•	Joint and survivor annuity

•	Payments for 10 year period certain

Please see The annuity period.

OTHER CONTRACT FEATURES

Transfers among investment options

You can make transfers among the variable investment options at any time, although such transfers may be severely restricted in an effort to protect against potential harm from frequent transfers. Please see Frequent transfers among the variable investment options. Transfers must also comply with the rules of any retirement plan that apply. Please see The accumulation period: Transfers among the variable investment options.

Death benefits

If you should die before annuity payments begin, then we pay a death benefit first to any surviving owner and then to surviving beneficiaries (in the order you have designated). You also have the option of purchasing an enhanced death benefit rider that may provide a greater death benefit. If the owner is a non-natural person, then the death of the annuitant will be treated as death of an owner for purposes of determining whether a death benefit is payable. Please see Other contract features: Death benefits.

Optional riders

You also have the option to purchase or elect other riders to provide additional benefits. The riders are available only in the states where they have been approved, and where we continue to offer them. These riders may not each be available in combination with other optional benefits under the contract, and may not be appropriate for your situation. There are charges for some of these riders. You should contact your registered representative for information about the availability of any of the riders under your contract. The highest anniversary value death benefit rider provides for an enhanced death benefit equal to the greater of the death benefit under the contract (without any riders) or the highest contract

SUMMARY	PROSPECTUS	1

anniversary value death benefit. The return of premium and return of premium plus death benefit rider may in certain circumstances increase the death benefit payable upon the owner’s death if your adjusted premium payments exceed your contract earnings. Finally, the deferred income annuity payout option rider can provide you with a stream of income payments that will start at a date in the future that you select. Before taking advantage of this rider, you should consider your liquidity needs because amounts that you transfer to the deferred income annuity payout option rider cannot be withdrawn or surrendered; those amounts are accessible only through the future stream of fixed income payments created by transfers to the rider. Please refer to Other contract features for more information.

Surrenders and withdrawals

At any time during the accumulation period, you may withdraw some or all of the amount you have accumulated in the contract. Taking out all you have accumulated is known as a surrender; taking out part of your accumulation value is a withdrawal. Surrenders and withdrawals may be subject to any applicable contract fee, premium taxes, state taxes, penalty taxes, and federal income tax and/or federal income tax withholding. Once annuity payments begin, surrenders and withdrawals are not available. Please see The accumulation period: Surrenders and withdrawals. Surrenders from qualified plans may be restricted or forbidden by the plan document and may have negative tax consequences.

EXPENSES

The following are expenses that you will incur as a contract owner:

•	Operating expenses for mutual funds comprising the variable investment options

Management fees, 12b-1 fees, and other expenses associated with the Funds that you may pay while owning the contract currently, range from 0.73% to 9.20% on a gross basis but may be different in the future. Actual charges will depend on the variable investment options you select. We reserve the right to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Contract charges

We apply an administrative charge and a daily mortality and expense risk charge, calculated at an annual rate of 1.70% of the accumulation value in the variable investment options.

The following are expenses that you may incur as a contract owner:

•	Highest anniversary value death benefit rider expense

If you choose this benefit, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Return of premium death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.25% of your accumulation value in the variable investment options.

•	Return of premium plus death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Combination of death benefit riders expense

You may choose both the highest anniversary value death benefit rider and the return of premium plus death benefit rider. If you do, then we will assess one combined daily charge at an annual rate of 0.35% of your accumulation value in the variable investment options.

•	Premium taxes

These charges for taxes on premiums or annuity purchase payments are applicable only in some states and municipalities and currently range from 0.50% up to 3.5% of premium payments made to the contract or accumulation value used to purchase an annuity option, depending on state requirements.

This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

2	PROSPECTUS	SUMMARY

DECIDING TO PURCHASE A CONTRACT

The contract is an individual flexible premium deferred variable annuity contract that we may issue as a contract qualified (“qualified contract”) under the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), or as a contract that is not qualified under the Internal Revenue Code (“non-qualified contract”). You should consider purchasing a variable annuity contract if your objective is to invest over a long period of time and to accumulate assets on a tax-deferred basis, generally for retirement. A tax-deferred accrual feature is provided by any tax-qualified arrangement. Therefore, you should have reasons other than tax deferral for purchasing the contract to fund a tax-qualified arrangement.

You have the right to examine the contract and return it for cancellation within 10 to 30 days of receiving it depending on the state where you live. (If this contract is a replacement for another contract, you may have 10 to 60 days to examine the contract and return it for cancellation.) This is known as the free-look period. If you exercise this free-look privilege, and if you live in a state that does not require us to return premiums paid, you will bear the risk of any decline in your contract’s value during the free-look period. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

Because the laws and regulations that govern the contract vary among the jurisdictions where the contract is sold, some of the contract’s terms may vary depending on where you live. Please check your contract carefully for specific terms and conditions.

We sell other variable annuity contracts with other features and charges. Please contact us if you would like more information.

Please see Special terms used in this prospectus for definitions of key terms.

SUMMARY	PROSPECTUS	3

EXPENSE TABLES

Expenses

The tables will assist you in understanding the various costs and expenses of the contract, the Separate Account and its underlying Funds that you will bear directly or indirectly. See Financial information – Contract costs and expenses. Fund prospectuses provide a more complete description of the various costs and expenses of the underlying variable investment options. Premium taxes may apply.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer accumulation value among the variable investment options. State premium taxes may also be deducted.*

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases:	None
Surrender Charge:	None

* If you reside in a state that requires us to deduct a premium tax, this tax can range from 0.5% to 3.5% of the premium payments or contract accumulation value used to purchase an annuity option, depending on the state requirements. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the fees and expenses of the underlying mutual funds associated with the variable investment options.

4	PROSPECTUS	EXPENSE TABLES

SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES

(as a percentage of daily net asset value)

HAVDB = Highest Anniversary Value Death Benefit Rider	ROPDB Plus = Return of Premium Death Benefit Plus Rider
ROPDB Basic = Return of Premium Death Benefit Basic Rider

	Basic contract (with no benefit riders)	Contract with HAVDB	Contract with ROPDB Basic	Contract with ROPDB Plus	Contract with HAVDB and ROPDB Plus
Contract Charge	1.70%	1.70%	1.70%	1.70%	1.70%
Other Separate Account Fees
Charges for Optional Additional Riders
– HAVDB	0.00%	0.30%	0.00%	0.00%	0.00%
– ROPDB Basic	0.00%	0.00%	0.25%	0.00%	0.00%
– ROPDB Plus	0.00%	0.00%	0.00%	0.30%	0.00%
– Combined HAVDB & ROPDB Plus	0.00%	0.00%	0.00%	0.00%	0.35%
Subtotal Other Separate Account Fees	0.00%	0.30%	0.25%	0.30%	0.35%
Total Separate Account Level Annual Expenses	1.70%	2.00%	1.95%	2.00%	2.05%

The next item shows the minimum and maximum total operating expenses charged by the underlying mutual fund companies for the last completed fiscal year. Expenses may be different in the future. More detail concerning fees and expenses is contained in the prospectus for each underlying mutual fund.

TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES

(expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution and/or service (12b-1) fees, and other expenses)

	Minimum	Maximum
Total Annual Underlying Mutual Fund Operating Expenses (before applicable waivers and reimbursements)*	0.73%	9.20%

The fee and expense information regarding the underlying mutual funds was provided by those mutual funds and has not been independently verified by GIAC.

*	“Total Annual Underlying Mutual Fund Operating Expenses” are expenses for the fiscal year ended December 31, 2013 for all underlying mutual funds. Newer underlying mutual funds may have higher expense ratios partly due to smaller initial asset bases. It is important for contractowners to understand that a decline or increase in the underlying mutual funds’ average net assets during the current fiscal year as a result of market volatility or other factors could cause the funds’ expense ratios for the funds’ current fiscal year to be higher or lower than the expense information presented.

The minimum and maximum Total Annual Underlying Mutual Fund Operating Expenses after voluntary or contractual waivers or expense reimbursements are 0.63% and 2.56%, respectively. The minimum charge of 0.63% reflects a voluntary waiver that can be terminated at any time by the fund’s investment advisor. The maximum charge of 2.56% reflects a contractual waiver, which will continue indefinitely and may only be terminated with the approval of the fund’s Board. The gross numbers reflect the minimum and maximum charges without giving effect to any agreed upon waivers. Please refer to the underlying mutual funds’ prospectuses for details about the specific expenses of each mutual fund.

EXPENSE TABLES	PROSPECTUS	5

Expense Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the contract, including the contractowner transaction expenses, and Separate Account annual expenses which include a daily contract charge at an annual rate of 1.70% of the accumulation value in the Separate Account. The following two examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment earns a 5% return each year.

Example 1 shows a basic contract with both the Highest Anniversary Value Death Benefit Rider and Return of Premium Plus Death Benefit Rider (which, if invested in the fund with the maximum expense that is available under the contract, would be the most expensive way to purchase the contract) and also shows the gross maximum (9.20%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1:	Basic Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Plus Death Benefit riders, and maximum and minimum underlying mutual fund expenses on a gross basis.*

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,181	$3,308	$5,155	$8,777
Minimum:	$292	$894	$1,522	$3,208
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$1,181	$3,308	$5,155	$8,777
Minimum:	$292	$894	$1,522	$3,208

* Basic Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Death Benefit Plus riders, and net maximum (2.56%) and net minimum (0.63%) underlying mutual fund expenses.

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$484	$1,454	$2,428	$4,875
Minimum:	$281	$863	$1,470	$3,108
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$484	$1,454	$2,428	$4,875
Minimum:	$281	$863	$1,470	$3,108

6	PROSPECTUS	EXPENSE TABLES

Example 2 shows a basic contract without any riders (which if invested in the fund with the minimum expense that is available under the contract, is the least expensive way to purchase the contract) and shows the gross maximum (9.20%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 2:	Basic Contract without any riders and maximum and minimum underlying mutual fund expenses on a gross basis.**

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,145	$3,217	$5,031	$8,637
Minimum:	$255	$784	$1,340	$2,852
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$1,145	$3,217	$5,031	$8,637
Minimum:	$255	$784	$1,340	$2,852

** Basic Contract without any riders and net maximum (2.56%) and net minimum (0.63%) underlying mutual fund expenses.

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$447	$1,349	$2,260	$4,581
Minimum:	$245	$753	$1,287	$2,748
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$447	$1,349	$2,260	$4,581
Minimum:	$245	$753	$1,287	$2,748

These Examples do not reflect transfer charges or premium taxes (which ranges from 0.50% up to 3.5%, depending on the jurisdiction).

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

EXPENSE TABLES	PROSPECTUS	7

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc. (GIAC) is a stock life insurance company incorporated in the state of Delaware in 1970. GIAC, which issues the contracts offered with this prospectus, is licensed to conduct an insurance business in all 50 states of the United States and the District of Columbia. The company had total admitted assets (Statutory basis) of over $14.8 billion as of December 31, 2013. The financial statements of GIAC, as well as those for the Separate Account, appear in the Statement of Additional Information.

GIAC’s executive office is located at 7 Hanover Square, New York, New York 10004. The mailing address of the GIAC Customer Service Office, which administers these contracts, is P.O. Box 26210, Lehigh Valley, Pennsylvania 18002.

GIAC is wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2013, Guardian Life had total admitted assets (Statutory basis) in excess of $42.1 billion. Guardian Life does not issue the contracts offered under this prospectus and does not guarantee the benefits they provide.

8	PROSPECTUS	EXPENSE TABLES

BUYING A CONTRACT

THE PURCHASE PROCESS

If you would like to buy a contract, you must complete, sign, and forward the application form to us at the address set forth below. Alternatively, if permitted in your state, you may also initiate the purchase by using such other form or in such other manner as we find acceptable. You or your agent then must send any applicable paperwork, along with your initial premium payment, by regular U.S. mail to the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

If you wish to send your application or other paperwork and payment by certified, registered or express mail, please address it to:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

3900 Burgess Place

Bethlehem, Pennsylvania 18017

Our decision to accept or reject your proposed purchase is based on administrative rules such as whether you have completed the form completely and accurately or otherwise supplied us with sufficient information for us to accept the proposed purchase. We will not issue a contract if the owner or the annuitant is over 90 years of age, without our prior approval. We have the right to reject any application, proposed purchase or initial premium payment for any reason.

If we accept your purchase as received, we will credit your net premium payment to your new contract within two business days. If your purchase is not complete within five business days of our receiving your application or other applicable paperwork, we will return it to you along with your payment.

Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent that the selling broker or authorized registered representative (i) fails to forward the applications, premium payments and transaction requests to our Customer Service Office on a timely basis, or (ii) experiences delays in determining whether the contract is suitable for you. Any such delays will affect when your contract can be issued and your purchase payment applied.

If you are considering purchasing a contract with the proceeds of another annuity or life insurance contract, it may not be advantageous to replace the existing contract by purchasing this contract. A variable annuity is not a short-term investment.

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one annuity contract for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay surrender charges and taxes, including a possible penalty tax, on your old contract. Your new contract may have higher (or lower) charges and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).

BUYING A CONTRACT	PROSPECTUS	9

PAYMENTS

We require a minimum initial premium payment of $25,000. Thereafter, the minimum additional payment is $100. However, if you purchase a contract through an employer payroll deduction plan, we may accept purchase payments below $100. We will not accept premium payments greater than $1,000,000 in the first contract year without prior permission from an authorized officer of GIAC. Without our consent, total flexible premium payments made in any contract year after the first may not exceed the lesser of $100,000 or the aggregate amount of premiums paid in the first contract year without prior approval. GIAC will not accept total premium payments of greater than $3,000,000 over the life of the contract. Minimum and maximum premium payments may be different if you select certain optional riders with your contract. Please refer to those rider sections in this prospectus for further information. Not withstanding the above maximum premiums, we reserve the right to refuse any premium which would cause the aggregate premiums for all in force individual deferred variable contracts issued by GIAC owned individually or jointly by an owner of the contract who is a natural person to exceed $6,000,000.

10	PROSPECTUS	BUYING A CONTRACT

THE ACCUMULATION PERIOD

HOW WE ALLOCATE YOUR PREMIUM PAYMENTS

After we receive your initial premium payment and issue a contract to you, we will normally credit subsequent net premiums to your contract on the same day we receive them, provided we receive them in good order at our Customer Service Office before the close of a regular trading session of the New York Stock Exchange, generally 4:00 p.m. Eastern Time (i.e., on a valuation date).

If the New York Stock Exchange closes before its regular closing time, we will normally credit a premium payment received after that close on the next valuation date. If required in your state or municipality, premium taxes are deducted from your payment before we credit it to your contract. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details. We call the amount remaining after this deduction the net premium payment.

If you cancel a premium payment or your premium payment is returned for insufficient funds, we reserve the right to reverse the transaction. You may also be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options you had chosen.

We use net premiums to purchase accumulation units in the variable investment options you have chosen, according to your instructions in the application or as later changed. The prices of accumulation units are set daily because they change along with the share values of the underlying Funds. The amount you pay for each unit will be the price calculated on the valuation date that we receive and accept your payment. The value of accumulation units will vary as the value of investments rises and falls in the variable investment options.

You can change your investment option selections or your percentage allocations by notifying us in writing. We will apply your new instructions to subsequent net premium payments after we receive and accept them at our Customer Service Office. Please remember that you cannot invest in more than 25 variable investment options at any given time.

AUTOMATED PURCHASE PAYMENTS

You may elect to participate in our automated payment program by authorizing your bank to deduct money from your checking account or savings account to make monthly purchase payments. We will debit your account on the 15th of each month or the next business day if the 15th is not a business day (or another day of the month that we choose after we notify you). You tell us the amount of the monthly purchase payment and specify the effective date on our authorization form. You may request to participate, change the amount of your purchase payments, change bank accounts or terminate the program at any time prior to the first of the month for your requested transaction to be processed for that month. For IRAs, the maximum monthly purchase payment is 1/12th of

Accumulation units

The value of accumulation units will vary as the value of investments rises and falls in the variable investment options and also due to expenses and the deduction of certain charges.

ACCUMULATION PERIOD	PROSPECTUS	11

your allowable annual contribution. We may modify or terminate the automated payment program at any time, at our sole discretion.

THE SEPARATE ACCOUNT

GIAC has established a Separate Account, known as Separate Account R, to receive and invest your premium payments in the variable investment options. The Separate Account has 30 investment divisions, corresponding to the 30 Funds available to you. The performance of each division is based on the Fund in which it invests.

The Separate Account was established by GIAC on March 12, 2003. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a separate account under federal securities laws. Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business. We own all of the assets of the Separate Account. State insurance law provides that the assets of the Separate Account equal to its reserves and other liabilities are not chargeable with GIAC’s obligations except those under annuity contracts issued through the Separate Account. Income, gains and losses of the Separate Account are kept separate from other income, gains or losses of GIAC and other separate accounts. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Separate Account or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support contract values, GIAC may transfer them from the Separate Account to the general account. We are obligated to pay all amounts promised under the contract.

Each investment division is administered and accounted for as part of the general business of GIAC. Under Delaware law, the income and capital gains or capital losses of each investment division, whether realized or unrealized, are credited to or charged against the assets held in that division according to the terms of the contract, without regard to other income, capital gains or capital losses of the other investment divisions or of GIAC. Contract guarantees, such as annuity payments and death benefits, are guaranteed solely by the financial strength and claims-paying ability of GIAC. According to Delaware insurance law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business GIAC may conduct. Please see Financial information: Federal tax matters.

We have the right to make changes to the Separate Account, to the investment divisions within it, and to the Fund shares they hold. We may make these changes for some or all contracts. These changes must be made in a manner that is consistent with laws and regulations, and when required by law, we will obtain your approval and/or, the approval of

12	PROSPECTUS	ACCUMULATION PERIOD

any appropriate state or federal regulatory authority. We will use this right to serve your best interests and to carry out the purposes of the contract. Possible changes to the Separate Account and the investment divisions include:

•	deregistering the Separate Account under the 1940 Act,

•	operating the Separate Account as a management investment company, or in another permissible form,

•	creating new separate accounts,

•	combining two or more separate accounts or investment divisions,

•	transferring assets among investment divisions, or into another separate account, or into GIAC’s general account,

•	modifying the contracts where necessary to preserve the favorable tax treatment that owners of variable annuities currently receive under the Internal Revenue Code,

•	eliminating the shares of any of the Funds and substituting shares of another appropriate Fund (which may have different fees and expenses or may be available/closed to certain purchasers), and

•	adding, closing or removing investment divisions of the Separate Account to allocations of net premiums or transfers of accumulation value, or both, with respect to some or all contracts.

In addition, a Fund in which an investment division invests may terminate its agreement with us and discontinue offering its shares to that investment division.

VARIABLE INVESTMENT OPTIONS

You may choose to invest in a maximum of 25 of the available variable investment options at any time. Each Fund is an open-end management investment company, registered with the Securities and Exchange Commission under the 1940 Act.

ACCUMULATION PERIOD	PROSPECTUS	13

The Funds have different investment objectives which influence their risk and return. These objectives affect the potential risks and outcome for each Fund, and there is no guarantee that a Fund will be able to meet its investment objectives fully. The table below summarizes their main characteristics.

Variable investment option	Investment objectives	Typical investments
AllianceBernstein VPS Dynamic Asset Allocation Portfolio (Class B)	To maximize total return consistent with the Adviser’s determination of reasonable risk	The Portfolio invests in a globally diversified portfolio of equity and debt securities and other financial instruments, and expects to enter into derivatives transactions, such as options, futures, forwards, or swaps to achieve market exposure. The Portfolio’s neutral weighting, from which it will make its tactical asset allocations, is 60% equity exposure and 40% debt exposure. Within these broad components, the Portfolio may invest in any type of security, including common and preferred stocks, warrants and convertible securities, government and corporate fixed-income securities, commodities, currencies, real estate-related securities and inflation protected securities. The Portfolio may invest in U.S., non-U.S. and emerging market issuers.
ALPS/Alerian Energy Infrastructure Portfolio (Class III)	Investment results that correspond generally with price and yield performance of its underlying index, Alerian Energy Infrastructure Index	Will invest at least 90% of its net assets in securities that comprise of the Alerian Energy Infrastructure Index (the “Index”). The Index is intended to give investors a means of tracking overall performance of the North American Energy Infrastructure sector. The Index is comprised of equity securities of issuers headquartered or incorporated in the United States and Canada, primarily consisting of common stock, but also including, among others, Master Limited Partnerships and limited liability companies taxed as partnerships (“MLPs”), MLP affiliates and Canadian pipeline trusts and their successor companies.
American Century VP Mid Cap Value Fund (Class II)	Long-term capital growth with income as a secondary objective	The fund invests at least 80% of its assets in medium size companies. The fund considers medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

14	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
American Century VP Inflation Protection Fund Class II	Long-term total return	The fund invests substantially all of its assets in investment-grade debt securities. To help protect against U.S. inflation, the fund will invest over 50% of its assets in inflation-adjusted debt securities.
DWS Alternative Asset Allocation VIP (Class B)	The fund seeks capital appreciation.

The fund seeks to achieve its objective by investing in alternative (or non-traditional) asset categories and investment strategies. Investments may be made in other DWS funds or directly in the securities and derivative instruments in which such DWS funds could invest. The fund may also invest in Exchange Traded Funds (ETFs) to gain a desired economic exposure to a particular asset category that is not available through a DWS fund. The fund allocates its assets among the following strategies and/or asset categories: market neutral, inflation-protection, commodities, real estate, floating rate loans, infrastructure and emerging markets and other alternative strategies. Deutsche Investment Management Americas Inc. is the investment advisor for the fund. RREEF America L.L.C. and QS Investors, LLC (“QS Investors”), are the subadvisors for the fund.

Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	The fund seeks to provide capital growth.	Normally investing primarily in common stocks. Investing in companies that Fidelity Management & Research Company (FMR) believes has above-average growth potential (stocks of these companies are often called “growth” stocks). Investing in domestic and foreign issuers. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.
Franklin Growth & Income VIP Fund (previously known as Franklin Growth and Income Securities Fund) (Class 2 Shares)	Seeks capital appreciation with current income as a secondary goal.	Under normal market conditions, the fund invests predominantly in equity securities, including securities convertible into common stock.

ACCUMULATION PERIOD	PROSPECTUS	15

Variable investment option	Investment objectives	Typical investments
Guggenheim VT Multi-Hedge Strategies	Seeks long-term capital appreciation with less risk than traditional equity funds.	The Fund may be long or short in a broad mix of financial assets including small, mid, and large-capitalization U.S. and foreign common stocks, currencies, commodities, futures, options, swap agreements, high yield securities, and securities of other investment companies, American Depositary Receipts (“ADRs”), exchange-traded funds (“ETFs”), and corporate debt. Certain of the Fund’s derivative investments may be traded in the over-the-counter (“OTC”) market. The Fund may hold U.S. government securities or cash equivalents to collateralize its derivative positions. The Fund also may enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks.
Guggenheim VT U.S. Long Short Equity	Seeks long-term capital appreciation.	The Fund invests in equity securities, including small, mid, and large-capitalization securities, such as U.S. traded common stocks and American Depositary Receipts (“ADRs”), but also may invest in derivative instruments, particularly when seeking “short” exposure, which primarily consist of equity index swaps, futures contracts, and options on securities, futures contracts, and stock indices. Equity index swaps and futures and options contracts enable the Fund to pursue its investment objective without investing directly in the securities of companies included in the different sectors or industries to which the Fund is seeking exposure.
Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares)	The Fund’s investment objective is total return with a low to moderate correlation to traditional financial market indices	The Fund’s investment strategy is designed to provide capital loss protection during down markets by investing in multiple asset classes. Under normal market conditions, the Fund’s portfolio management team allocates across three asset classes: equities, fixed income and commodities, such that no one asset class drives the Fund’s performance.

16	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP Global Bond	To seek to provide a high level of current income. Capital appreciation is a secondary objective.	Ivy Funds VIP Global Bond seeks to achieve its objectives by investing, during normal market conditions, at least 80% of its net assets in a diversified portfolio of bonds of foreign and U.S. issuers. The Portfolio may invest in securities issued by foreign or U.S. governments and in securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), issued by foreign or U.S. companies of any size, including those in emerging markets. The Portfolio may invest up to 100% of its total assets in securities denominated in currencies other than the U.S. dollar. The Portfolio may invest in securities of any maturity. Under normal circumstances, the Portfolio invests at least 40% (or, if Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, deems it warranted by market conditions, at least 30%) of its total assets in securities of non-U.S. issuers. Under normal circumstances, the Portfolio will allocate its assets among at least three different countries (one of which may be the United States). Although the Portfolio invests, primarily, in investment grade securities, it may invest up to 100% of its total assets in non-investment grade bonds, commonly called junk bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio will only invest in non-investment grade securities if WRIMCO deems the risks to be consistent with the Portfolio’s objectives. The Portfolio also may invest in equity securities of foreign and U.S. issuers to achieve income and/or its secondary objective of capital appreciation. Many companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies.

ACCUMULATION PERIOD	PROSPECTUS	17

Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP High Income	To seek to provide total return through a combination of high current income and capital appreciation.	Ivy Funds VIP High Income seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective. The Portfolio may invest in fixed-income securities of any maturity and in companies of any size. The Portfolio invests primarily in lower-quality debt securities, which include debt securities rated BBB+ or lower by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio may invest an unlimited amount of its total assets in non-investment grade debt securities, commonly called junk bonds, which include debt securities rated BB+ or lower by S&P or comparably rated by another NRSRO or, if unrated, determined by WRIMCO to be of comparable quality. Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. The Portfolio may invest significantly in restricted securities that have not been registered for sale under the Securities Act of 1933 that are determined to be liquid in accordance with procedures adopted by the Trust’s Board of Trustees. The Portfolio may also invest in private placement securities. WRIMCO may look at a number of factors in selecting securities for the Portfolio, including the economic environment, interest rate trends and industry fundamentals as well as analysis of the company’s fundamentals, including: financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving debt to cash ratios, potential to improve credit standing and a strong, defensible market position.

18	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Janus Aspen Enterprise Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap® Growth Index. Market capitalization is a commonly used measure of the size and value of a company. The Portfolio may also invest in foreign securities, which may include investments in emerging markets.
Janus Aspen Global Research Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Portfolio normally invests at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.
Lazard Retirement Global Dynamic Multi Asset Portfolio (previously known as Lazard Retirement Multi-Asset Targeted Volatility Portfolio) (Services Shares)	Total Return	The Investment Manager allocates the Portfolio’s assets among various U.S. and non-U.S. equity and fixed-income strategies managed by the Investment Manager in proportions consistent with the Investment Manager’s evaluation of various economic and other factors designed to estimate probabilities, including volatility. The Investment Manager will make allocation decisions among the strategies based on quantitative and qualitative analysis using a number of different tools, including proprietary software models and input from the Investment Manager’s research analysts.
ClearBridge Variable Small Cap Growth Portfolio (Class II)	Seeks long-term growth of capital.	Normally, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments.

ACCUMULATION PERIOD	PROSPECTUS	19

Variable investment option	Investment objectives	Typical investments
Legg Mason Dynamic Multi-Strategy VIT Portfolio (Class II)	The Portfolio seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The Portfolio will seek to reduce volatility as a secondary objective.	The fund is a fund of funds—it invests primarily in other funds. These underlying funds are open-end funds managed by the manager or its affiliates, or exchange-traded funds (“ETFs”) that are based on an index and managed by unaffiliated investment advisers.
Mariner Managed Futures Strategy Portfolio	The Portfolio seeks income and capital appreciation.	Short term fixed Income and Managed Futures (see annual Report)
The Merger Fund VL	The Fund seeks capital growth by engaging in merger arbitrage.

The team will choose securities they believe offer the best risk/reward within the strategy guidelines. As a result, portfolio weightings by security category will vary. The Fund uses the following instruments:

• Exchange Listed Equities

• Exchange Traded Funds

• Listed Options

• OTC Options

• Equity underlying Total Return Swaps

• Currencies

• Currency Forward Sales

• Corporate Bonds

• Convertible Bonds

MFS® International Value Portfolio (Service Class)	Seeks capital appreciation	Normally invests primarily in foreign equity securities, including emerging market equity securities. Focuses on investing in the stocks of companies MFS believes are undervalued compared to their perceived worth (value companies). The fund may invest in companies of any size.
UIF Emerging Markets Equity Portfolio (Class II)	The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	The global strategists of the Adviser and its Sub-Advisers analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment. The Adviser and/ or Sub-Advisers invest in countries based on the work of country specialists who conduct fundamental analysis of companies within these markets and seek to identify companies with strong earnings growth prospects.
Oppenheimer International Growth Fund/VA (Service Class)	The Fund seeks capital appreciation.	Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its assets in foreign companies.

20	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
PIMCO Global Multi-Asset Managed Volatility Portfolio (Advisor Class)	The Portfolio seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays U.S. Aggregate Index with explicit management of overall portfolio volatility.	The Portfolio seeks concurrent exposure to a broad spectrum of asset classes and other investments. The Portfolio will typically invest 50% to 70%, and under normal circumstances will invest a minimum of 20%, of its total assets in equity-related investments (including, but not limited to, investments in common stock, preferred stock, equity securities of real estate investment trusts and/or investment in the Domestic Equity-Related Underlying PIMCO Funds, the International Equity-Related Underlying PIMCO Funds and the PIMCO RealEstateRealReturn Strategy Fund, an Underlying PIMCO Fund, and in other equity-related Acquired Funds). The Portfolio may invest up to 5% of its total assets in real estate investment trusts. With respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest. The Portfolio may invest up to 5% of its total assets in commodity-related investments (including investment in the PIMCO Cayman Commodity Portfolio IV, Ltd., a wholly owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the “GMAMV Subsidiary”), and the PIMCO CommoditiesPLUS® Short Strategy Fund, PIMCO CommoditiesPLUS® Strategy Fund, PIMCO Commodity RealReturn Strategy Fund®, Underlying PIMCO Funds). The GMAMV Subsidiary is advised by PIMCO and primarily invests in commodity-linked derivative instruments backed by a portfolio of Fixed Income Instruments. As discussed in greater detail elsewhere in this prospectus, the GMAMV Subsidiary (unlike the Portfolio) may invest without limitation in commodity-linked swap agreements and other commoditylinked derivative instruments. The Portfolio may invest up to 25% of its total assets in the GMAMV Subsidiary. The Portfolio may invest up to 10% of its total assets in equity securities that are economically tied to emerging market countries. The Portfolio’s combined investments in equity securities tied to emerging markets countries, commodity-related investments and real estate investment

ACCUMULATION PERIOD	PROSPECTUS	21

Variable investment option	Investment objectives	Typical investments
trusts will normally not exceed 15% of its total assets. The Portfolio may invest up to 15% of its total assets in Fixed Income Instruments that are economically tied to emerging market countries. The Portfolio may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality (except that within such limitation, the Portfolio may invest in mortgage-related securities rated below B). The average portfolio duration of this Portfolio normally varies from 0-6 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The Portfolio may invest up to 30% of its total assets in Fixed Income Instruments denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its exposure to emerging markets’ currencies to 15% of its total assets. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.
PIMCO Unconstrained Bond Portfolio (Advisor Class)	Maximum long-term return, consistent with preservation of capital and prudent investment management	Investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.
Pioneer Bond VCT Portfolio (Class II)	Current Income	Invests primarily in an investment-grade portfolio, consistent with capital preservation and prudent investment risk.

22	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Putnam VT Absolute Return 500 Fund IB	Putnam VT Absolute Return 500 Fund seeks to earn a positive total return that exceeds the return on U.S. Treasury bills by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions.	The fund is designed to pursue a consistent absolute return by combining two independent investment strategies — a beta strategy, which provides broad exposure to investment markets, and an alpha strategy, which seeks returns from active trading. The beta strategy seeks to balance risk and to provide positive total return by investing, without limit, in many different asset classes, including U.S., international, and emerging markets equity securities (growth or value stocks or both) and fixed-income securities; mortgage- and asset backed securities; high yield securities (sometimes referred to as “junk bonds”); inflation-protected securities; commodities; and real estate investment trusts. The alpha strategy involves the potential use of active trading strategies designed to provide additional total return through active security selection, tactical asset allocation, currency transactions and options transactions. In pursuing a consistent absolute return, the fund’s strategies are also generally intended to produce lower volatility over a reasonable period of time than has been historically associated with traditional asset classes that have earned similar levels of return over long historical periods. These traditional asset classes might include, for example, balanced portfolios with significant exposure to both stocks and bonds.
Putnam VT Small Cap Value Fund IB	Capital appreciation	We invest mainly in common stocks of small U.S. companies, with a focus on value stocks. Value stocks are issued by companies that we believe are currently undervalued by the market. If we are correct and other investors recognize the value of the company, the price of its stock may rise. We invest mainly in small companies of a size similar to those in the Russell 2000 Value Index.
T. Rowe Price Health Sciences Portfolio (Class II)	Fund seeks long term capital appreciation	Fund investments may be made in any type of security or instrument whose investment characteristics are consistent with its investment program.

ACCUMULATION PERIOD	PROSPECTUS	23

Variable investment option	Investment objectives	Typical investments
Van Eck VIP Global Hard Assets Fund	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	Under normal conditions, the Fund invests at least 80% of its net assets in securities of “hard assets” companies and instruments that derive their value from “hard assets”. Hard assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities.
Virtus Real Estate Securities Series	The fund has investment objectives of capital appreciation and income with approximately equal emphasis.	The fund offers exposure to the equity real estate investment trust (“REIT”) market utilizing a Growth at a Reasonable Price style with macroeconomic and fundamental security analysis to identify the most attractive investment candidates. The subadviser believes the value of a REIT extends beyond the value of the underlying real estate and that through fundamental research, it can uncover and exploit inefficiencies in the market. Under normal circumstances, the fund invests at least 80% of its assets in publicly-traded REITs and companies that are principally engaged in the real estate industry. The fund concentrates its assets in the real estate industry and is non-diversified under federal securities laws.

Some of these Funds may not be available in your state.

Some Funds have similar investment objectives and policies to other funds managed by the same advisor. The Funds may also have the same or similar names to mutual funds available directly to the public on a retail basis. The Funds are not the same funds as the publicly available funds. As a result, the investment returns of the Funds may be higher or lower than these similar funds managed by the same advisor. There is no assurance, and we make no representation, that the performance of any Fund will be comparable to the performance of any other fund.

Some of these Funds are available under other separate accounts supporting variable annuity contracts and variable life insurance policies of GIAC and other companies. We do not anticipate any inherent conflicts with these arrangements. However, it is possible that conflicts of interest may arise in connection with the use of the same Funds under both variable life insurance policies and variable annuity contracts, or under variable contracts that are issued by different companies. While the Board of Directors of each Fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts of interest arising out of this arrangement, we may also take actions to protect the interests of our contract owners. See the accompanying Fund prospectuses for more information about possible conflicts of interest.

Currently all investment advisors (or their affiliates), except Monte Capital Group LLC, pay us compensation every year for administration or other expenses. This compensation ranges from 0.10% to 0.40% of the average daily net assets that are invested in the variable investment options available through the Separate Account. We also receive 12b-1 fees from all Funds, except portfolios from the Rydex Variable Trust and Merger Fund VL. Currently, the amount of 12b-1 fees ranges from 0.05% to 0.50%. These payments may be derived, in whole or in part, from the advisory fee or 12b-1 fee deducted from fund assets. Contract owners, through their indirect investment in the funds, bear the costs of these administration and 12b-1 fees. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including payment of expenses that we

24	PROSPECTUS	ACCUMULATION PERIOD

and/or our affiliates incur in promoting, marketing, and administering the contracts, and that we incur, in our role as an intermediary, in promoting, marketing and administering the funds. We may profit from these payments.

For information about the compensation we pay for sales of the contracts, see Distribution of the contract.

The Funds’ investment advisors and their principal business addresses are shown in the table below.

Variable investment option	Investment advisor and principal business address	Subadvisor address
AllianceBernstein VPS Dynamic Asset Allocation Portfolio	AllianceBernstein, L.P. 1345 Avenue of the Americas New York, New York 10105
ALPS/Alerian Energy Infrastructure Portfolio	ALPS Advisors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203
American Century VP Mid Cap Value Fund American Century VP Inflation Protection Fund	American Century Investment Management, Inc. 4500 Main Street Kansas City, Missouri 64111
DWS Alternative Asset Allocation VIP	Deutsche Investment Management Americas Inc. 345 Park Avenue New York, NY 10154	RREEF America L.L.C. 875 North Michigan Avenue, Suite 4100 Chicago, IL 60611 QS Investors, LLC 880 Third Avenue, 7th Floor NY, NY 10022
Fidelity VIP Growth Opportunities Portfolio	Fidelity Management & Research Company and its affiliates 82 Devonshire Street Boston, Massachusetts 02109
Franklin Growth & Income VIP Fund	Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403
Guggenheim VT Multi-Hedge Strategies Guggenheim VT U.S. Long Short Equity	Guggenheim Investments 805 King Farm Boulevard, Suite 600, Rockville MD 20850
Invesco V.I. Balanced-Risk Allocation Fund	Invesco Advisers, Inc. 1555 Peachtree Street, N.E., Atlanta, Georgia 30309
Ivy Funds VIP Global Bond Ivy Funds VIP High Income	Waddell & Reed Investment Management Company 6300 Lamar Avenue P.O. Box 29217 Shawnee Mission, Kansas 66201-9217
Janus Aspen Enterprise Portfolio Janus Aspen Global Research Portfolio	Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206-4805
Lazard Retirement Global Dynamic Multi-Asset Portfolio	Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112

ACCUMULATION PERIOD	PROSPECTUS	25

Variable investment option	Investment advisor and principal business address	Subadvisor address
ClearBridge Variable Small Cap Growth Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	ClearBridge Investments, LLC 620 8th Avenue New York, NY 10018
Legg Mason Dynamic Multi-Strategy VIT Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	Legg Mason Global Asset Allocation, LLC 620 8th Avenue New York, NY 10018
Mariner Managed Futures Strategy Portfolio	Monte Capital Group LLC 11 Broadway Suite 766 New York, NY 10004
The Merger Fund VL	Westchester Capital Management, LLC 100 Summit Lake Drive Valhalla, NY 10595
MFS® International Value Portfolio	Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199
UIF Emerging Markets Equity Portfolio	Morgan Stanley Investment Management Inc. 522 Fifth Avenue New York, NY 10036

Morgan Stanley Investment Management Limited,

25 Cabot Square, Canary Wharf, London,

E14 4QA, England,

and

Morgan Stanley Investment Management Company

23 Church Street,

16-01 Capital Square, Singapore

Oppenheimer International Growth Fund/VA	Oppenheimer Funds, Inc. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008
PIMCO Global Multi-Asset Managed Volatility Portfolio PIMCO Unconstrained Bond Portfolio	PIMCO 840 Newport Center Drive Newport Beach, California 92660
Pioneer Bond VCT Portfolio	Pioneer Investment Management, Inc. 60 State Street Boston, Massachusetts 02109
Putnam VT Absolute Return 500 Fund	Putnam Investment Management LLC. One Post Office Square Boston MA 02109	Putnam Advisory Company, LLC One Post Office Square Boston MA 02109
Putnam VT Small Cap Value Fund	Putnam Investment Management LLC. One Post Office Square Boston MA 02109	Putnam Investments Limited Cassini House 57–59 St James’s Street, London, England, SW1A 1LD
T. Rowe Price Health Sciences Portfolio	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD, 21202
Van Eck VIP Global Hard Assets Fund	Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017

26	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment advisor and principal business address	Subadvisor address
Virtus Real Estate Securities Series	Virtus Investment Partners 100 Pearl Street Hartford, CT 06103	Duff & Phelps Investment Management Co 200 S. Wacker Drive Suite 500 Chicago, IL 60606

SELECTION OF FUNDS

The Funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS funds, because they are managed or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the contracts. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or incoming transfers of accumulation value if we determine that the Fund no longer meets one or more of the selection criteria, and/or the Fund has not attracted significant allocations from Contract owners.

You are responsible for choosing your investment options and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including a Fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as a Fund’s website or newspapers and financial and other magazines may provide more current information, including information about any regulatory actions or investigations relating to the Funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your contract resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund and we do not provide investment advice.

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When you buy a contract, please note:

•	You can choose up to 25 of the available variable investment options at any one time.

•	There are no initial sales charges on the premium payments.

•	All of the dividends and capital gains distributions that are payable to variable investment options are reinvested in shares of the applicable Fund at the current net asset value.

•	When the annuity period of the contract begins, we will apply your accumulation value to a payment option in order to make annuity payments to you.

•

You can arrange to transfer your investments among the variable investment options or change your future allocations by notifying us in writing, electronically or by telephone at our Customer Service Office. Currently, no fee is charged for this, but we reserve the right to charge a fee, to limit the number of transactions or otherwise restrict transaction privileges.

•	You can change beneficiaries as long as the annuitant is living.

ADDITION, DELETION, OR SUBSTITUTION OF FUNDS

We do not guarantee that each Fund will always be available for investment through the contract. We reserve the right, subject to compliance with applicable law, to add new Funds or Fund classes, close existing Funds or Fund classes, or substitute Fund shares that are held by any investment division of the Separate Account for shares of a different mutual fund. New or substitute mutual funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the Separate Account securities from other mutual funds. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of contracts to which this contract belongs.

Transfers

You can only transfer money among variable investment options up to 30 days before the date annuity payments begin.

TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

If you are considering a transfer or change in your allocations, be sure to look into each option carefully and make sure your decisions will help you to achieve your long-term investment goals. Transfers are subject to certain conditions, which are described below.

During the accumulation period and up to 30 days before the date annuity payments are scheduled to begin, you can transfer all or part of your accumulation value among the variable investment options. These transfers are subject to the following rules:

•	You are limited to 15 transfers per year;

•	You are limited to no more than 5 transfers within a quarter;

•	You are limited to no more than 3 transfers within a month;

Each transfer involving the variable investment options will be based on the accumulation unit value that is next calculated after we have received transfer instructions from you, in good order, at our Customer Service Office.

You must clearly specify in your transfer request the amount to be transferred and the names of the investment options that are affected. We will implement a transfer or changes to your allocations upon receiving your written, telephone or electronic instructions in good order at our

Personal security

When you call us, we will require identification of your contract as well as your personal security code. We may accept transfer instructions or changes to future allocation instructions from anyone who can provide us with this information. Neither GIAC, Guardian Investor Services LLC, nor the Funds will be liable for any loss, damage, cost or expense resulting from a telephonic or electronic request that we reasonably believe to be genuine. As a result, you assume the risk of unauthorized or fraudulent telephonic or electronic transactions. We may record telephone conversations without disclosure to the caller. See Telephonic and electronic services.

28	PROSPECTUS	ACCUMULATION PERIOD

Customer Service Office. If we receive your transfer request on a business day before the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, you will receive that day’s unit values. If we receive your request on a business day after 4:00 p.m., you will receive the next day’s unit values.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying Fund shares if the trading takes advantage of any lag between a change in the value of an underlying Fund’s portfolio securities and the reflection of that change in the underlying Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying Fund at a price that does not reflect the current market value of the portfolio securities of the underlying Fund, and then to realize a profit when the shares are sold the next business day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying Fund, and may disrupt an underlying Fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the Fund.

GIAC endeavors to protect long-term contract owners by maintaining policies and procedures to discourage frequent transfers among investment options under the contracts, and has no arrangements in place to permit any contract owner to engage in frequent transfer activity. This contract is not designed for use by individuals or other entities that engage in “market timing” or other types of frequent trading, unusually large transfers, short-term trading, or programmed transfers. If you wish to engage in such strategies, do not purchase this contract.

Deterrence. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit, modify, restrict, suspend or eliminate your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all contract owners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other contract owners and persons with material rights under a contract. This may include applying the restrictions to any contracts that we believe are related (e.g., two contracts with the same owner or owned by spouses or by different partnerships or corporations that are under common control). We also may restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset

ACCUMULATION PERIOD	PROSPECTUS	29

You should be aware that we have entered into a written agreement with each Fund or its principal underwriter that obligates us to provide the Fund, promptly upon request, certain information about the trading activity of individual contract owners, and to execute instructions from the Fund to restrict or prohibit further premium payments or transfers by specific contract owners who have been identified by the Fund as having engaged in transactions that violate the disruptive trading policies established for that Fund.

allocation or investment advisory service. Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to transfer restrictions because of the actions of your investment advisor in providing those services. The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any contract owners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain contract provisions that are required and approved by state insurance departments, include, without limitation:

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	impose a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity. In the future, some underlying funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on contract owners engaging in frequent transfers. In addition, our orders to purchase shares of the Funds are generally subject to acceptance by the Fund, and in some cases a Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any contract owners’ transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable Fund.

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Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying Funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Funds and the policies and procedures we have adopted to discourage frequent transfers. For instance, an underlying Fund may impose a redemption fee. Contract owners should be aware that we may not have the contractual obligation or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying Funds that would be affected by the transfers. For example, underlying Funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying Funds that we offer under our variable annuity contracts, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the contract level to discourage frequent transfers.

Omnibus Orders. You should note that other insurance companies and retirement plans also invest in the underlying Funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance and/or annuity contracts. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the Fund. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in frequent transfer activity, the underlying Fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying Fund.

ACCUMULATION PERIOD	PROSPECTUS	31

Surrenders and

withdrawals

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Your ability to withdraw or surrender may be limited by the terms of your qualified plan.

SURRENDERS AND WITHDRAWALS

During the accumulation period and while all contract owners are living, you can redeem your contract in whole. This is known as surrendering the contract. You may also redeem part of your contract during the accumulation period. That is known as a withdrawal. We will not accept requests for surrenders or withdrawals after the date annuity payments begin.

DIA transfers under the Deferred Income Annuity (DIA) Payout Option rider will be treated as withdrawals under the basic contract. DIA transfers are not subject to federal or state income taxes; however, DIA transfers are subject to applicable premium taxes. DIA transfers will also impact the allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the applicable DIA payout option. Please see “Other Contract Features: Deferred Income Annuity Rider.” The following example demonstrates the effect of a hypothetical DIA transfer on the allocation of cost basis.

Assumptions:

•	A $100,000 initial premium payment is made on January 1, 2013

•	Net Return of 0%

•	A $15,000 DIA transfer is made on January 15, 2015

•	The DIA Commencement Date is January 15, 2023

•	The present value of future payments as of the DIA Commencement Date is $18,228.

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Event	Accumulation Value	Cost Basis Allocated to basic contract	Cost Basis Allocated to DIA rider
Contract Issue	$100,000	$100,000	$0
Second Contract Anniversary	$100,000	$100,000	$0
DIA Transfer
Values on January 15, 2015 prior to DIA Transfer	$100,000	$100,000	$0
Values on January 16, 2015 immediately after the DIA Transfer	$85,000	$100,000	$0
Values on January 15, 2023 upon DIA payment commencement	$85,000	$82,342	$17,658*

*	Note: The cost basis allocated to the DIA rider is equal to the cost basis ratio multiplied by the cost basis ($100,000). The cost basis ratio is equal to the present value of future payments as of the DIA commencement date divided by the sum of the present value of future payments and accumulation value as of the DIA commencement date ($18,228 / ($18,228 + $85,000) x $100,000 = $17,658). The DIA payment amount used in this example to determine the cost basis is hypothetical.

Your request for surrenders and withdrawals must be received in good order at our Customer Service Office. If you wish to surrender your contract, you must send us the contract or we will not process the request. If you have lost the contract, we will require an acceptable affidavit of loss.

To process a withdrawal, we will redeem enough accumulation units to equal the dollar value of your request. When you surrender your contract, we redeem all the units. For both transactions we use the unit value next calculated after we receive a proper request from you at our Customer Service Office. We will deduct any applicable contract charges and premium taxes from the proceeds of a surrender. In the case of a withdrawal, we will redeem additional units to cover any applicable charges unless you instruct us to do otherwise. See Financial information: Contract costs and expenses. To effect your request, we will redeem accumulation units attributable to the variable investment options on a pro-rata basis unless you instruct us differently.

A withdrawal will only be permitted if immediately after the withdrawal the contract surrender value is greater than zero. If the accumulation value is less than $2000 after the withdrawal then GIAC reserves the right to terminate the contract.

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Withdrawals reduce your accumulation value and your death benefit, and may result in a decrease in death benefit greater than the amount of the withdrawal. Your ability to withdraw or surrender may be limited by the terms of a qualified plan.

Systematic Withdrawals. You may request a schedule of systematic withdrawals. Under such a program, you may elect to receive withdrawal proceeds on a monthly, quarterly, semi-annual or annual basis. Redemptions from the contract will be effective typically on the 21st of the month or the next following business day preceding the payment date. Withdrawals under this program are not the same as annuity payments you would receive from a payout option. Your contract value will be reduced by the amount of any withdrawals, applicable contract charges and premium taxes. Such systematic withdrawals may be used to satisfy special tax rules related to substantially equal periodic payments or other needs you may have. We are not responsible for the accuracy of the calculations for distributed amounts or compliance with tax provisions. Please see Financial information: Federal tax matters.

If we receive your surrender or withdrawal request in good order at our Customer Service Office before the end of a valuation date, then we will process your request based on accumulation unit values determined at the end of that valuation date. If we receive your surrender or withdrawal request in good order at our Customer Service Office at or after the end of a valuation date or on a day that is not a valuation date, then we will process your request based

ACCUMULATION PERIOD	PROSPECTUS	33

Assigning contract interests

If the contract is a qualified contract, the contract owner’s interest in the contract cannot be assigned. Assigned contract interests may be treated as a taxable distribution to the contract owner. See Federal tax matters for more information.

on accumulation unit values determined at the end of the next valuation date. We will send you your payment within seven days of receiving a request from you in good order at our Customer Service Office. Please see The accumulation period: Payments.

If you have a question about surrenders or withdrawals, please call us toll free at 1-800-221-3253.

Inactive Contracts

Notwithstanding that a DIA payout option rider has been funded and is in force, we may pay the owner the accumulation value under the basic contract in one sum, if, before the annuity commencement date:

•	no premium payments are made for 2 consecutive years;

•	the accumulation value on or after the end of such 2 year period is less than $2,000;

•	the total amount of premium payments made, less any withdrawals, is less than $2,000; and

•

we notified you in writing that this contract is inactive and 6 months after the date of such notice, you have not made any premium payments to bring either your total premium payments less withdrawals or your accumulation value to $2,000.

The proceeds paid to an owner may be subject to any applicable contract charges and premium taxes. Please see Financial information: Federal tax matters.

If the accumulation value of the basic contract is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the contract does not have a funded and in force DIA rider, the contract is terminated.

Every state has “escheatment” or unclaimed property laws which generally declare contracts to be abandoned after a period of inactivity of three to five years from the contract’s annuity commencement date, the DIA commencement date or the date the death benefit is due and payable. Such contracts will be surrendered and paid to the abandoned property division or unclaimed property office of the applicable state. States are obligated to pay such assets (without interest) to claimants with proper documentation. You can prevent “escheatment” by keeping your address and the name(s) and address(es) of your designated beneficiary(ies) current.

34	PROSPECTUS	ACCUMULATION PERIOD

MANAGING YOUR ANNUITY

You may wish to take advantage of one of the programs we offer that may help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

There is no fee for dollar cost averaging or portfolio rebalancing. We have the right to modify or discontinue either program. We will give you written notice if we do so. Transfers under either program do not count against any free transfers permitted under the contract. You may terminate either program at any time. See Transfers for limitations on such transfers.

Dollar Cost Averaging

This approach may help lower your average dollar cost of investing over time. However, there is no guarantee that dollar cost averaging will result in profits or prevent losses.

Fixed Dollar Cost Averaging Program

Under Fixed Dollar Cost Averaging (Fixed DCA), you may transfer set amounts of money from the Fixed Dollar Cost Averaging Account (Fixed DCA Account) over a three month period. If you wish to take advantage of Fixed DCA, you must elect it on your application and your initial net premium, and any subsequent net premiums received prior to the third monthly contract anniversary, must be allocated to the Fixed DCA Account. On each of the first three monthly contract anniversaries, GIAC will transfer a percentage, as shown in the chart below, of the Fixed DCA Account to the variable investment options in accordance with your allocation instructions then in effect. If a monthly contract anniversary is not also a valuation date, the transfer will occur on the next following valuation date.

Monthly Contract Anniversary from Issue Date	Percentage of Fixed DCA Account transferred
1	33 1/3%
2	50%
3	100%

Programs to build

your annuity

You may wish to take advantage of one of the programs we offer that may help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

Forms and Reports

In order to complete certain transactions under this annuity you may need to complete additional forms, including for example, the DIA transfer request form which provides you with instructions and important disclosures, regarding liquidity and product choice.

We will send you confirmations regarding financial transactions, including premium payments and DIA transfers, and contract changes that you make. These confirmations will provide you with financial information for the current transaction and important disclosures.

We will also send you quarterly, annual and anniversary statements that will provide you with much of this information described above, as well as current contract values for contract benefits, including any elected optional death benefits and the DIA rider.

At least twice each year, we send a report to each contract owner that contains financial information about the underlying Funds, in accordance with applicable laws, rules and regulations. If several members of the same household each own a contract, we may send only one such report to that address, unless you instruct us otherwise. Similarly, if several members of the same household each own a contract, we will send only one contract prospectus each year. In addition, at least once each year, we send a statement to each contract owner that reports the number of accumulation units and their value under the contract.

You may receive additional copies by calling or writing our Customer Service Office.

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Transfers out of the Fixed DCA Account will be on a first-in-first-out basis, so that transfers will be deemed to come first from the oldest net premium and any interest attributable to that net premium.

We guarantee that the net premium payments you invest in the Fixed DCA Account will earn daily interest at a minimum annual rate of at least 1%. At our discretion, we may credit interest at a rate higher than 1% but we are not obliged to do so. Net premiums that you invest in the Fixed DCA Account become part of GIAC’s general account assets and the value of the net premiums invested in the Fixed DCA Account does not vary with the investment experience of any variable investment option.

We may declare different interest rates in excess of 1% depending on when premium payments are received. This means that amounts allocated to the Fixed DCA Account on any designated valuation date may be credited with a different rate of interest than the rate previously credited to net premiums allocated to the DCA Account on any other valuation date.

Fixed DCA will terminate on the earliest of

•	the valuation date that all amounts have been transferred out of the Fixed DCA Account;

•	the annuity commencement date;

•	the date a transfer or change in allocation instructions under the basic contract is received at our Customer Service Office;

•	the date the basic contract is surrendered or terminated; or

•	the date on which you request that all amounts in the Fixed DCA Account be transferred out of the Fixed DCA Account to the then current allocation options.

If Fixed DCA terminates prior to all amounts being transferred out of the Fixed DCA Account, the remaining amount will be immediately allocated to the then current allocation options in accordance with your instructions in effect at that time. Net premiums received on or after the date Fixed DCA has terminated will be allocated to the allocation options in accordance with your then current allocation instructions.

Portfolio Rebalancing

Over time, you may find that the investment performance of certain Funds results in a shift in your holdings from the percentage you originally allocated. If this occurs, you may wish to use our portfolio rebalancing program to maintain a desired asset allocation mix. If you choose, we will automatically transfer amounts among your variable investment options to return them to the designated percentages when any percentage exceeds or is less than your chosen percentages by at least 5%. We will process these transfers quarterly. To participate in this program you must have an accumulation value of at least $10,000.

36	PROSPECTUS	ACCUMULATION PERIOD

Automated Alert Program

Our Automated Alert program offers you the ability to request an e-mail from us notifying you that: 1) your accumulation value in a selected variable investment option either changes by a specified percentage or reaches a specific dollar amount, or 2) your contract accumulation value reaches a certain amount or changes by a certain percentage. The Automated Alert is for your information only. No transaction will occur automatically as a result of either requesting an Automated Alert or receiving an e-mail from us informing you that your specified criteria have been met.

When an Automated Alert meets the criteria you specified, we will send an e-mail notification to you at the e-mail address(es) that you provided to us at the time you requested the Automated Alert. It is your responsibility to ensure that the e-mail addresses that you provided to us are correct and are able to accept delivery of this e-mail notification. We cannot guarantee that you will receive your Automated Alert e-mail. In the event you do not receive the e-mail notification, GIAC will not be responsible for any consequences arising out of any Automated Alert e-mails you do not receive.

GIAC reserves the right to discontinue or restrict the use of Automated Alerts at any time, at its discretion. GIAC does not currently charge a fee for Automated Alerts. However, we reserve the right to limit the frequency of Automated Alerts or to impose a charge for Automated Alerts. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The accumulation period: Transfers.

Payments

For all transactions, we can delay payment if the contract is being contested. We can also delay payment until a premium payment check has cleared the payee’s bank. We may postpone any calculation or payment from the variable investment options if:

•	the New York Stock Exchange is closed for trading or trading has been suspended, or

•	the Securities and Exchange Commission restricts trading or determines that a state of emergency exists which may make payment or transfer impracticable; or

•	the Securities and Exchange Commission by order so permits for the protection of security holders.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a contract owner’s account. If these laws apply in a particular situation, we would not be allowed to accept premium payments or to process any request for a surrender, withdrawal, or transfer, or pay death benefits or make annuity payments. If a contract is frozen, the accumulation value would be moved to a special segregated account and held there until we receive instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your contract to government agencies and departments.

ACCUMULATION PERIOD	PROSPECTUS	37

THE ANNUITY PERIOD

WHEN ANNUITY PAYMENTS BEGIN

You choose the month and year in which we will begin paying annuity benefits. The first payment is made on the first day of the month. The date you choose cannot be earlier than the first contract anniversary (without GIAC’s prior consent) or later than the contract anniversary immediately following the annuitant’s 100th birthday. Please note that this date may be determined by the retirement plan under which your annuity contract was issued. If your Annuity Commencement Date is on the 29th, 30th or 31st of the month, your annuity payments will be processed on the first business day of the following month. Once annuity payments begin, you may not change: the annuitant; the payout option; the guaranteed period under the chosen payout option; or the survivor percentage in the fixed joint and survivor annuity payment option. See Option F-3 below.

HOW YOUR ANNUITY PAYMENTS ARE CALCULATED

We use the following information to determine the annuity purchase rate when applying your accumulation value to an annuity payout option:

•	the table in your contract reflecting the gender and age of the annuitant at the birthday nearest the date annuity payments are to begin, and

•	the annuity payout option you choose.

Certain guaranteed annuity purchase rates appear in a table in your contract. Currently, we are using annuity purchase rates that are more favorable to you than those in your contract. We may change these rates from time to time but the rate will never be less favorable to you than those guaranteed in your contract. The appropriate annuity purchase rate is then used to calculate the amount of the annuity payments.

The number and amount of your annuity payments will not be affected by the longevity of annuitants as a group. Nor will they be affected by an increase in our expenses over the amount we have charged in your contract.

We will make annuity payments once a month, or on another periodic schedule acceptable to us, except as follows:

•	Proceeds of less than $2,000 will be paid to you in a single payment and the contract will be cancelled.
•	We may change the schedule of payments to avoid payments of less than $20.

PAYEE

Unless you request otherwise, the payee of any annuity payments will be the first among the following who is living at the time the payment is to be made:

•	any surviving owner or joint owner; if none, then

•	any surviving primary beneficiary; and, if none, then

•	any surviving contingent beneficiary.

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If no payees are living and a guaranteed annuity payout period has not ended, then the present value of any remaining annuity payments will be paid to the estate of the last remaining payee.

ANNUITY PAYOUT OPTIONS

You can choose to have annuity payments made under payout options that are available under the contract; we will make annuity payments to you if the annuitant is living and the contract is in force on the annuity commencement date. You can make your choice of annuity payout option at any time before your annuity payments begin. If no election is made as of the annuity commencement date payments will be made monthly under Option F-2, a life annuity with a guaranteed period of 10 years. At any time, we may discontinue any of these options or make additional options available.

Before the annuity commencement date, the owner(s) may elect to restrict certain rights any beneficiary may have under the contract in the event that the contract owner and/or annuitant dies while there are guaranteed annuity payments still outstanding. If you choose this election, the beneficiary may not:

•	elect to be paid the present value of any remaining payments in a lump sum;

•	withdraw a portion of the present value of any remaining annuity payments;

•	name or change any contingent or concurrent beneficiaries; or

•	change the annuity payout option in effect at the time of the death of the contract owner and/or annuitant.

We must receive written notice that you elect to apply the above restrictions. Such notice must be received at our Customer Service Office, in good order and in a form satisfactory to us, before the annuity commencement date. Once elected, only the contract owner on record as of the annuity commencement date can revoke this election, and once it is revoked, it cannot be reinstated. Any existing elections will be canceled in the event of a change of ownership or the addition of a new owner of a contract.

All annuity payout options are fixed-rate options that are payable from GIAC’s general account assets. For fixed-rate annuity payment options, each $1,000 of accumulation value is multiplied by the greater of: (i) the current fixed annuity rate in effect on the annuity commencement date applicable to the payout option elected; or (ii) the guaranteed fixed annuity rate for the payout option elected.

OPTION F-1 – Life Annuity without Guaranteed Period

We make fixed payments during the annuitant’s lifetime, ending with the payment preceding the annuitant’s death. This option offers the maximum fixed payment because there is neither a guaranteed minimum number of fixed payments nor a provision for a death benefit for beneficiaries. Payments stop when the annuitant dies. Therefore, if

ANNUITY PERIOD	PROSPECTUS	39

Fixed-rate annuity payout options

•	OPTION F-1 Life Annuity without Guaranteed Period

•	OPTION F-2 Life Annuity with Guaranteed Period

•	OPTION F-3 Joint and Survivor Annuity

•	OPTION F-6 10-Year Guaranteed Period

the annuitant dies before the date of the second payment, then it is possible that we may make only one payment under this option.

OPTION F-2 – Life Annuity with Guaranteed Period

We make fixed payments during the annuitant’s lifetime, but if the annuitant dies before the end of the guaranteed period selected by you, the remaining payments will be made to the beneficiary. Payments are guaranteed for any period of between 1 and 30 full years. The length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of the annuitant. Upon the annuitant’s death, we will pay the balance of the annuity payments for the remainder of the guaranteed period, or the owner or joint owner (if living) or the beneficiary (if any owner is not living) can choose to take all or part of the remaining payments in a lump sum at the present value of the current dollar amount of the remaining payments. If this payee dies while receiving the payments, the present value of the remaining number of payments will be paid in one lump sum to the payee’s estate.

OPTION F-3 – Joint and Survivor Annuity

We make fixed payments during the joint lifetimes of the annuitant and a designated second person, the joint annuitant; if either one dies, payments will continue during the survivor’s lifetime. There are two versions available. After the death of the annuitant or joint annuitant, payments will continue during the survivor’s lifetime based on a percentage (chosen by you) of the payment in effect while both annuitants were living. Under one version of this annuity payout option, it is possible that only one annuity payment will be made if both the annuitant and joint annuitant die before the date of the second payment. Under a second version, payments are guaranteed for any number of full years between 1 and 30; the length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of either annuitant.

OPTION F-6 – 10-Year Guaranteed Period

We make fixed monthly payments to you for a period of ten years. If the annuitant dies during the ten year payment period, the remaining payments will be made to the beneficiary or the beneficiary can choose to take the remaining payments in a lump sum at the present value of the remaining payments. If the beneficiary dies while receiving the payments, the balance will be paid in one sum at the present value of the remaining payments to the beneficiary’s estate.

Please note that Option F-6 may have special tax consequences, including the following:

•	Option F-6 may not satisfy minimum required distribution requirements for qualified contracts, and

•	Option F-6 will in most circumstances be subject to the 10% penalty tax for distributions made before age 59 1/2.

Contact your tax adviser for more information.

40	PROSPECTUS	ANNUITY PERIOD

OTHER CONTRACT FEATURES

DEATH BENEFITS

Death of an Owner before the annuity commencement date

We will pay a death benefit upon receipt, in good order at our Customer Service Office, of due proof of the death of any owner before the annuity commencement date. If the owner is a non-natural owner, the death of the annuitant will be treated as the death of an owner for purposes of determining whether a death benefit is payable.

The death benefit is payable first to:

•	any surviving owner or joint owner, if none, then

•	any surviving primary beneficiary, if none, then,

•	any surviving contingent beneficiary, if none then

•	to the owner’s estate.

Unless otherwise provided, to receive the death benefit, the party above must be living on the earlier of:

•	the date we receive due proof of death in good order at our Customer Service Office; or

•	the 15th day after the date of death.

Calculation of Death Benefit. If we receive due proof of death in good order at our Customer Service Office before the end of a valuation date, we will calculate the death benefit based on the accumulation value determined at the end of that valuation date. If we receive due proof of death in good order at our Customer Service Office at or after the end of a valuation date (or on a day other than a valuation date), then we will calculate the death benefit based on the accumulation value determined at the end of the next valuation date. We will pay the death benefit to the appropriate beneficiary or beneficiaries (or surviving joint owner(s), if applicable) after we receive due proof of death in good order. We then will have no further obligation under the contract.

Amount of Death Benefit. The amount of the death benefit will be the greater of:

•	the accumulation value as of the end of the valuation date on which we receive due proof of death in good order, less any premium taxes, or

•	the amount of any death benefit provided by an enhanced death benefit rider.

Multiple Beneficiaries. If there is more than one beneficiary, each beneficiary’s portion of the death benefit proceeds will be distributed upon receipt of settlement instructions in good order from that beneficiary. Proceeds for those beneficiaries who have not provided settlement instructions in good order will remain in the contract and the value of such proceeds will fluctuate with the performance of the contract’s current investment allocation until we receive such

Death benefits

We will pay a death benefit upon receipt of due proof of death of any owner. In addition, you have the option of choosing among several enhanced death benefit riders which may provide a higher death benefit.

OTHER CONTRACT FEATURES	PROSPECTUS	41

instructions. Therefore, each beneficiary may receive a different amount, even when all beneficiaries have been designated to share the proceeds equally.

Distribution of Death Benefit Proceeds: We generally will pay the death benefit in a lump sum. A beneficiary (or surviving joint owner, if applicable) who is entitled to a death benefit may defer payment of this sum for up to five years from the date of death.

Instead of a lump sum payment, the beneficiary or surviving joint owner, as the case may be, may elect to have the death benefit distributed over his or her life, or to one of the annuity payout options that contain a life contingency where the applicable guaranteed period does not extend beyond life expectancy. However, this election must be made and distributions must commence within one year of the date of death. If the election to receive annuity payments is not made within this time period, then the lump sum option will be deemed to have been elected, and this contract will be fully distributed within 5 years of the date of death. We will consider that deemed election as our receipt of settlement instructions regarding payment of the death benefit proceeds. We must receive notification of the choice of alternative payout option at our Customer Service Office at least three business days before we pay out the death benefit proceeds and within one year of the date of death.

If, on the valuation date that we calculate the death benefit, we also receive settlement instructions for at least one beneficiary that includes a request for deferral of the payment of the death benefit proceeds or election of an annuity payout option, as described above, or we do not receive settlement instructions in good order from all beneficiaries, any death benefit amount exceeding the accumulation value that is not distributed to the beneficiaries will be credited to the contract. This crediting event will constitute satisfaction of our death benefit obligation under your contract and we will have no further death benefit obligation under the contract. Any portion of the credited amount that is not distributed to the beneficiaries as death proceeds on such valuation date will be allocated among the variable investment options in accordance with the allocation instructions in effect at that time. Such amounts shall remain invested in the contract until paid out in accordance with settlement instructions from beneficiaries.

You may designate that a beneficiary is to receive the death benefit proceeds either through an annuity for life or over a period that does not exceed the life expectancy of that Beneficiary. Such designation must be made in writing in a form acceptable to us, and may only be revoked in your written notice received at our Customer Service Office in good order. Upon your death, the beneficiary cannot revoke or modify any designation you made on how the death benefit proceeds are to be paid.

Upon the death of any owner, ownership of the contract before the full distribution of the death benefit proceeds will pass as follows:

•	any surviving owner or joint owner, if none then

42	PROSPECTUS	OTHER CONTRACT FEATURES

•	any surviving primary beneficiary, if none then

•	any surviving contingent beneficiary, if none then

•	the owner’s estate.

Upon the death of an annuitant if the owner is a non-natural owner, the non-natural owner will retain ownership of this contract before the full distribution of the death benefit proceeds.

A non-spousal beneficiary (or any surviving joint owner) that is entitled to a death benefit has the right to elect another beneficiary to receive the death benefit proceeds in the event of his or her death before the full distribution of the proceeds.

Death of an Owner on or after the annuity commencement date

If any owner dies on or after the annuity commencement date, and before the entire interest in the contract has been distributed, then any remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

Generally, your beneficiaries will be taxed on the gain in your annuity contract. Consult your tax adviser about the estate tax and income tax consequences of your particular situation.

Special requirements

In the event of any contract owner’s death, we must distribute all of the owner’s interest in the contract according to the following rules:

•

If the beneficiary (or the sole surviving joint contract owner) is not your spouse, and you die before the date annuity payments begin, then we must distribute all of your interest in the contract within five years of your death. These distribution requirements will be satisfied if any portion of the deceased contract owner’s interest: is payable to, or for the benefit of, any new contract owner, and will be distributed over the new contract owner’s life, or over a period not extending beyond the life expectancy of any new contract owner.

•

If your spouse is the only primary beneficiary (or the sole surviving joint owner) when you die, then your surviving spouse may be able to elect (or may be deemed to have elected) to continue the contract. For more information, see Spousal continuation below.

•	If a beneficiary is not a natural person, the beneficiary must elect that the entire death benefit be distributed within five years of your death.

SPOUSAL CONTINUATION

Your contract may be continued under spousal continuation only if: an owner dies before the annuity commencement date; the deceased owner’s spouse, is the sole surviving joint owner or the sole surviving primary beneficiary (or, in the case of joint owners, the surviving spouses are the only concurrent beneficiaries, or the surviving spouse is the designated beneficiary) on the date of such owner’s death.

OTHER CONTRACT FEATURES	PROSPECTUS	43

If the sole beneficiary is legally recognized as the decedent’s spouse for federal tax purposes, or is the decedent’s partner in a registered domestic partnership, civil union or similar formal relationship under state law, he or she may elect to continue the annuity contract. If the beneficiary elects this option, the beneficiary may become the owner and annuitant of the contract and must designate a new beneficiary. This will give the beneficiary access to all of the rights and privileges of the contract. Prior to selecting this option, the beneficiary may want to review the annuity contract to determine if the option best suits his or her needs.

On June 26, 2013, the U.S. Supreme Court ruled in U.S. v. Windsor that Section 3 of the Federal Defense of Marriage Act is unconstitutional. Now if a couple is married in a jurisdiction that recognizes same-sex marriage, the couple are “spouses” for federal tax purposes and afforded income-deferred options under 72(s) and 401(a)(9). The Department of the Treasury and the Internal Revenue Service have recently determined that for federal tax purposes, same-sex spouses will be determined based on the law of the state in which the marriage was celebrated irrespective of the law of the state in which the surviving spouse resides.

Although partners in a registered domestic partnership, civil union or similar formal relationship under state law that is not denominated as marriage under the laws of that state may continue the contract, such partners will not be considered married for federal tax purposes. Therefore, the favorable tax treatment provided under federal law to surviving spouses will not be available to such partners and spousal continuation in such cases may impact the contract’s qualification as a tax deferred vehicle. Please consult with a tax advisor with questions regarding your tax situation.

We must receive notice of election of spousal continuation by the 90th day after we receive due proof of death (of the owner) in good order at our Customer Service Office. If the surviving spouse qualifies for spousal continuation and does not elect a method of death benefit payment by such 90th day, spousal continuation will be deemed to have been elected on that day. Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs.

If the contract is continued under spousal continuation and the death benefit proceeds that would have been paid upon an owner’s death exceed the accumulation value on the date used to calculate the death benefit, then we will credit an amount equal to the difference between the death benefit proceeds and the accumulation value to the investment options under the contract in accordance with your allocation instructions at that time. If applicable, the surviving spouse will become the new owner and will replace the deceased owner as annuitant or contingent annuitant. The death benefit payable under the continued contract is the accumulation value as of the end of the valuation date we received, in good order at our Customer Service Office, due proof of death of the surviving spouse.

If the annuitant is changed under spousal continuation, then the annuity commencement date will be the new annuitant’s 100th birthday, unless an earlier date is otherwise elected by the owner.

44	PROSPECTUS	OTHER CONTRACT FEATURES

ENHANCED DEATH BENEFIT RIDERS

When you buy your contract, you can choose to buy an enhanced death benefit rider. If a death benefit is payable and an enhanced death benefit rider is in force, the beneficiary will receive the greater of either the death benefit described above or the enhanced death benefit. You should consult your tax adviser before selecting an enhanced death benefit rider. These riders may not be available in your state or the terms and conditions may vary from state to state. You should contact your registered representative for information about the availability of any of the riders under your contract.

Highest Anniversary Value Death Benefit Rider

Under this rider, a death benefit is payable upon the death of any owner (or, in the event of a non-natural owner, the annuitant), and a surviving spouse that continues the basic contract in accordance with the spousal continuation provision, who is under age 76. This rider provides for an enhanced death benefit equal to the greater of:

•	the death benefit under the contract without any optional riders (i.e., the basic contract); or

•	the highest anniversary value enhanced death benefit, less any premium taxes as of the end of the valuation date on which we receive due proof of death in good order.

We must receive proof of death in good order at our Customer Service Office that the death occurred before the annuity commencement date for a benefit to be payable.

On the contract issue date, the highest anniversary value death benefit (“HAVDB”) is the initial premium payment. The HAVDB will increase by the amount of any additional premium payments. On each annual contract anniversary up to and including the one immediately following the older owner’s 80th birthday (or the annuitant’s 80th birthday if there is a non-natural owner), the HAVDB will equal the greater of the current HAVDB or the accumulation value of the basic contract on that contract anniversary. The HAVDB will decrease by an adjusted withdrawal amount whenever a withdrawal is made under the basic contract. The adjusted withdrawal amount is determined by dividing the amount of each withdrawal by the accumulation value immediately before that withdrawal, and then multiplying that result by the HAVDB immediately before the withdrawal. If the adjusted withdrawal amount is less than the dollar amount of the withdrawal, then the HAVDB will be reduced by the dollar amount of the withdrawal instead of the adjusted withdrawal amount. The HAVDB will be distributed in the same manner as the death benefit under the basic contract. We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

If there is a change of owner (or, if the owner is a non-natural person, a change in annuitant) under the terms of the basic contract, other than as a result of the exercise of a spousal continuation, then the HAVDB will be set to equal the accumulation value on the valuation date that the change in owner is effective, even if lower than the HAVDB on that date. Any

OTHER CONTRACT FEATURES	PROSPECTUS	45

premium payments made and withdrawals taken after the effective date of this change will change the HAVDB in the manner described above.

If a surviving spouse elects to continue the basic contract under spousal continuation, and the HAVDB that would have been paid under the basic contract upon the owner’s death exceeds the accumulation value at the time of the owner’s death, then we will credit this difference to the investment options in accordance with the current allocation instructions under the basic contract. If the HAVDB that would have been paid is less than the accumulation value at the time of the owner’s death, then we will increase the HAVDB to equal the accumulation value. Thereafter, we will calculate the HAVDB as described above.

This rider can only be elected at contract issue, and all owners under the contract must be under age 76. If the owner is a non-natural person, then the annuitant must be younger than age 76. To be eligible to continue the rider, a continuing spouse must be eligible to continue the basic contract under the spousal continuation provisions of the basic contract, see Spousal continuation above, and the continuing spouse must be younger than age 76 on the effective date of the spousal continuation.

If upon the death of the surviving spouse the HAVDB exceeds the accumulation value and any death benefit proceeds are not distributed as a lump sum, we will credit the difference between the HAVDB that would have been paid as death benefit proceeds and the accumulation value on the applicable valuation date to the allocation options in accordance with the current allocation instructions under the Basic Contract. The beneficiaries may not continue this rider and this rider will terminate.

This rider terminates on the earliest of the following:

•	the date that a death benefit is paid under a death benefit rider or under the basic contract, if the basic contract is not continued by an eligible spouse;

•	the date that a death benefit is paid under this rider or under the basic contract upon death of the surviving spouse who has continued the basic contract and this rider;

•	the date the accumulation value under the basic contract equals zero;

•	the annuity commencement date; or

•	upon a change in owner (or, if owner is a non-natural person, a change in annuitant), including spousal continuation, and the new owner is age 76 or older.

You may not reinstate this rider once it terminates.

The highest anniversary value death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for information about the availability of this enhanced death benefit rider under your contract.

Please note: At issue, if you are under age 76, you can elect the highest anniversary death benefit rider in conjunction with the return of premium plus death benefit rider available under the contract.

46	PROSPECTUS	OTHER CONTRACT FEATURES

RETURN OF PREMIUM DEATH BENEFIT (ROPDB) RIDER

This rider provides for an enhanced death benefit that may be greater than the death benefit provided under the basic contract. You may elect one of two options, the return of premium death benefit rider basic (ROPDB Basic) or return of premium death benefit Plus (ROPDB Plus).

The ROPDB will be payable if on the Valuation Date a death benefit under the basic contract is calculated, the ROPDB is greater than the death benefit provided by the basic contract or any other death benefit rider that may be attached to the basic contract.

ROPDB Basic

If you have elected the ROPDB Basic death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Basic death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Basic death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Basic to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Basic death benefit on that Valuation Date.

Under the ROPDB Basic death benefit, the Adjusted Withdrawal Amount is equal to the greater of:

•	The dollar amount of the withdrawal, or

•

The ROPDB Basic death benefit immediately before the withdrawal multiplied by (a) divided by (b) where (a) is the amount of the withdrawal and (b) is the accumulation value immediately before the withdrawal.

We deduct a daily charge for this rider based on an annual rate of 0.25% of the accumulation value of your variable investment options.

ROPDB Plus

If you have elected the ROPDB Plus death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Plus death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Plus death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Plus to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Plus death benefit on that Valuation Date. On each contract anniversary, the ROPDB Plus death benefit will be increased by the amount in the ROPDB Plus Interest Account on the day immediately prior to the contract anniversary.

OTHER CONTRACT FEATURES	PROSPECTUS	47

ROPDB Plus Basis

The ROPDB Plus Basis, as of the issue date, is equal to the initial premium paid under the basic contract. The ROPDB Plus Basis will increase by the amount of any subsequent premiums paid under the basic contract. Any withdrawal in excess of the ROPDB Plus Interest Account will cause the ROPDB Plus Basis to reset to the lesser of:

•	The accumulation value immediately after the withdrawal; or

•	The total premiums paid under the basic contract less the total amount of withdrawals.

On each contract anniversary, the ROPDB Plus Basis will be reset to the accumulation value in effect on that contract anniversary.

On each contract anniversary, the ROPDB Plus death benefit will be increased by the amount in the ROPDB Plus Interest Account. Amounts will be transferred from the ROPDB Plus Interest Account on the day prior to the contract anniversary so that on the contract anniversary the amount in the ROPDB Plus Interest Account will be zero.

On each calendar day, we will increase the ROPDB Plus Interest Account by an amount equal to the ROPDB Plus Daily Factor multiplied by the ROPDB Plus Basis. The ROPDB Daily Plus Factor is based upon a simple interest rate of 3% divided by 365 (a daily factor equalling 0.00008219) . In addition, we will decrease the ROPDB Interest Account by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made, but not to an amount less than zero.

Under the ROPDB Plus death benefit, the Adjusted Withdrawal Amount is equal to the dollar amount of the withdrawal from the ROPDB Plus Interest Account. However, if the dollar amount of the withdrawal is in excess of the dollar amount in the ROPDB Plus Interest Account, the Adjusted Withdrawal Amount is increased by the greater of the following:

•	The dollar amount of the withdrawal in excess of the dollar amount in the ROPDB Plus Interest Account; or

•	The ROPDB Plus death benefit immediately before the withdrawal multiplied by (a) divided by (b) where (a) is the dollar amount of the withdrawal in excess of the dollar amount in the ROPDB Plus Interest Account and (b) is the accumulation value immediately prior to the withdrawal reduced by the dollar amount withdrawn from the ROPDB Plus Interest Account.

We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

Termination

This rider terminates on the earliest of the following:

•	the date a death benefit is paid under a death benefit rider or under the basic contract upon proof of death in good order; or

•	the date the accumulation value under the basic contract equals zero; or

•	the basic contract’s annuity commencement date.

Other than as set forth above, you may not terminate this rider. You may not request to reinstate this rider once it terminates.

The return of premium death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for more information about the availability of this enhanced death benefit rider under your contract.

48	PROSPECTUS	OTHER CONTRACT FEATURES

Combination of Return of Premium Plus Death Benefit Rider and Highest Anniversary Value Death Benefit Rider.

This combination of riders provides for payment of a death benefit that is the higher of the death benefit payable under the ROPDB Plus death benefit rider and the death benefit payable under the HAVDB death benefit rider. We deduct a daily charge for this combination of riders based on an annual rate of 0.35% of the accumulation value of your variable investment options.

DEFERRED INCOME ANNUITY PAYOUT OPTION RIDER (also referred to as SecureFuture income rider)

When you buy your contract, you can elect for no additional charge a deferred income annuity payout option (DIA) rider if owner/annuitant is age 80 or under for a non-qualified contract or owner/annuitant is age 65 or under for a qualified contract. Even though there is no charge for this rider it must be elected at the time of application. This rider allows you to transfer all or a portion of your accumulation value to it in order to create a stream of regularly scheduled payments (DIA payments) that begin on the DIA commencement date. You may not transfer any accumulation value to the DIA rider until the second contract anniversary.

This rider may not be available in your state or the terms and conditions may vary from state to state. You should contact your registered representative for information about the availability of the rider under your contract.

The DIA rider is designed to provide you with a long term strategy for creating a future stream of income annuity payments guaranteed to last for your lifetime or for a set period of time you choose. The DIA rider allows you to build your stream of annuity payments over time to be paid in the future rather than requiring one single premium at annuitization to create payments beginning immediately. The basic contract provides the potential to benefit from possible market gains by allocating net premium to an array of variable investment options, which gains can be transferred to the DIA rider to increase your future stream of annuity payments. You bear the risk of investment losses in the variable investment options. DIA transfers are maintained in GIAC’s general account. Contract guarantees, including payments under the DIA rider, are guaranteed solely by the claims-paying ability and strength of GIAC.

Ultimately, payments under the rider are subject to the claims paying ability of GIAC. While GIAC guarantees future income payments based on amounts transferred to the DIA rider and a variety of other factors, as described in this prospectus, we do not guarantee that the amounts

DIA Commencement Date – This is the date you chose for DIA payments to begin. The DIA commencement date is elected at the time of the initial DIA transfer request and cannot be subsequently changed unless the Changing the DIA Commencement Date provision is exercised. The DIA commencement date must be more than 24 months from the date of the initial DIA transfer. The latest DIA commencement date is the earlier of: (1) 40 years from the date of the initial DIA transfer; or (2) the annuitant’s age 85 (age 70 1/2 if the basic contract is subject to required minimum distribution rules established under the Internal Revenue Code).

OTHER CONTRACT FEATURES	PROSPECTUS	49

transferred to the rider will be sufficient to provide you with a secure retirement. The level of payments necessary to secure your future is a subjective determination that only you, in conjunction with your financial advisor, can make. As a result, we strongly recommend that you consult with your financial advisor when determining the amount and timing of transfers to the DIA rider.

DIA Transfers

We require a minimum initial DIA transfer amount of $5,000 and thereafter, the minimum additional transfer amount is $1,000. However, if you purchase a contract through an employer payroll deduction plan or you set up an automated DIA transfer plan, we may accept purchase payments below $1,000. Total DIA transfers made in the contract year in which the initial DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfers made in the contract year in which the initial DIA transfer was made. We will not accept DIA transfers beginning 12 months prior to the DIA commencement date. The aggregate dollar amount of DIA transfers may not exceed $1,000,000. Only 15 DIA transfers may be made annually, but these cannot exceed 5 per quarter or 3 per month. These limits may be exceeded only with our consent.

You may only make DIA transfers for a non-qualified contract if owner/annuitant is age 83 or younger; for a qualified contract if owner/annuitant is age 68 or younger; and if choosing a life only DIA Payout option if owner/annuitant is age 70 or younger.

We will not accept any DIA transfer requests if the annuitant is not living on the date that we receive the request. We reserve the right not to accept DIA transfer requests that would result in a violation of any applicable required minimum distribution rules described in the Internal Revenue Code.

Each DIA transfer that you make will increase the amount of your future DIA payments. The increase in your future DIA payments will be equal to the amount offered by the Company at the time of the DIA transfer for the amount transferred. This amount, the DIA payment amount, will be based on various factors, including:

• the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

• the DIA commencement date;

• the DIA payout option chosen;

• for non-qualified contracts, the sex of the annuitant; and

• the current interest rate environment.

It is possible that the DIA payment amount you will receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a DIA transfer, you should consider, in consultation with

50	PROSPECTUS	OTHER CONTRACT FEATURES

your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

After making a DIA transfer you will receive a confirmation of the current DIA transfer, the DIA payment amount for the current DIA transfer, and the cumulative DIA payment for all DIA transfers to date.

You may request to cancel the DIA transfer. Notice of such request must be received at our Customer Service Office in good order no later than the 10th day after your receipt of the confirmation for the transaction. If a DIA transfer is cancelled, we will allocate the amount of the DIA transfer back to the allocation options of the basic contract in the same proportion as the current accumulation value. If there is no accumulation value at the time of the cancellation, we will allocate the amount of the DIA transfer back to the allocation options in the same proportion as the accumulation value immediately prior to the last DIA transfer. Any death benefit provided by the basic contract or any other death benefit rider that may be attached to the basic contract will be reestablished as if the DIA transfer had not occurred. If you have cancelled a DIA transfer you may not make another DIA transfer for 90 days from the date that the DIA transfer was cancelled. Although DIA transfers can be cancelled, as set forth above, the DIA rider cannot be cancelled.

After the initial DIA transfer, you may not change the annuitant(s), DIA commencement date (unless the Changing the DIA Commencement Date provision is exercised), or the DIA payout option. Once a DIA transfer has been made and the cancellation period has expired, the amounts transferred cannot be withdrawn from the DIA rider.

You will not have access to this money except through the future stream of fixed income payments created by your transfers to the rider.

Effect of DIA Transfers on Basic Contract

All DIA transfers will be treated as withdrawals under the basic contract.

DIA transfers will be treated as withdrawals under the basic contract. Neither federal nor state income taxes are withheld; however, DIA transfers are subject to applicable premium taxes. DIA transfers will also impact the allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the applicable DIA payout option. Please see “Other Contract Features: Deferred Income Annuity Rider.” The following example demonstrates the effect of a hypothetical DIA transfer on the allocation of cost basis.

Assumptions:

•	A $100,000 initial premium payment is made on January 1, 2013

•	Net Return of 0%

•	A $15,000 DIA transfer is made on January 15, 2015

•	The DIA Commencement Date is January 15, 2023

•	The present value of the future payments as of the DIA Commencement Date is $18,228.

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Event	Accumulation Value	Cost Basis Allocated to basic contract	Cost Basis Allocated to DIA rider
Contract Issue	$100,000	$100,000	$0
Second Contract Anniversary	$100,000	$100,000	$0
DIA Transfer
Values on January 15, 2015 prior to DIA Transfer	$100,000	$100,000	$0
Values on January 16, 2015 immediately after the DIA Transfer	$85,000	$100,000	$0
Values on January 15, 2023 upon DIA payment commencement	$85,000	$82,342	$17,658*

*	Note: The cost basis allocated to the DIA rider is equal to the cost basis ratio multiplied by the cost basis ($100,000). The cost basis ratio is equal to the present value of future payments as of the DIA commencement date divided by the sum of the present value of future payments and accumulation value as of the DIA commencement date ($18,228 / ($18,228 + $85,000) x 100,000 = $17,658). The DIA payment amount used in this example to determine the cost basis is hypothetical.

DIA Payment Options

You may elect to receive DIA payments based on one of the following options.

Life Annuity without Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. We do not guarantee a minimum number of DIA payments under this option. You may elect to have no death benefit paid prior to the DIA commencement date under this option. If no death benefit is elected, this rider ends with no benefits payable upon the death of the annuitant prior to the DIA commencement date.

Life Annuity with Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed for the number of full years chosen in the initial DIA transfer request. The guaranteed period cannot be less than 5 years or more than the lesser of 30 years or 100 minus the annuitant’s age on the DIA commencement date. For qualified contracts, the guaranteed period cannot exceed the annuitant’s life expectancy as determined under the Internal Revenue Code. If the annuitant dies before the end of the guaranteed period, we will pay the balance of the payments for the remainder of that period to the owner, unless the owner elects to be paid the present value of the current dollar amount of the then remaining guaranteed DIA payments for that period in a lump sum.

Life Annuity with Refund Certain

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed until the amount of the accumulated DIA payments equals the total DIA transfers. If the annuitant dies before the date the total DIA payments equals the total amount of DIA transfers, we will pay the balance of the payments in a lump sum unless the owner elects to continue to receive the remaining DIA payments.

52	PROSPECTUS	OTHER CONTRACT FEATURES

Interest Rate Change Index: Currently the Interest Rate Change Index used is the Composite Yield on Seasoned Corporate Bonds, as published by Moody’s Investors Service, Inc. using the rate in effect 3 business days prior to the date of the initial request for the change to the DIA Commencement Date. If the Interest Rate Change Index is discontinued by Moody’s, we may substitute a comparable index subject to any regulatory approval that may be required. We will notify you or any assignee of record before a substitute index is used.

Payment Acceleration Feature

For DIA payment options other than Life Annuity without Guaranteed Period and when the basic contract is not subject to required minimum distribution rules established under the Internal Revenue Service, an owner may elect to accelerate five monthly DIA payments in one lump sum subject to the following conditions:

•	the DIA rider is in effect and payments thereunder have begun;

•	the request is made after the DIA commencement date;

•	The owner is at least age 59 1/2; and

•	the frequency of DIA payments is monthly.

•	there are at least six months of payments remaining in any guaranteed or refund certain period.

The accelerated DIA payment will be paid on the next scheduled DIA payment date following receipt of the request for acceleration at our Customer Service Office in good order. The payment on that date will consist of the accelerated DIA payment plus the regularly scheduled DIA payment.

We will stop scheduled DIA payments after the payment of the accelerated DIA payment is made. Scheduled DIA payments will resume on the DIA payment date next following the last accelerated DIA payment. You may accelerate payments only once.

Changing the DIA Commencement Date

Unless the DIA payment option is Life without Guaranteed Period, you may be able to change the DIA commencement date. You may request to change the DIA commencement date to a new date that is no more than 5 years prior to or 5 years after the DIA commencement date elected at the time of the initial DIA transfer. The new DIA commencement date must also meet the requirements described in the definition of DIA commencement date (shown above) and cannot be within 60 days of the last DIA transfer or within 12 months of the date of the initial DIA transfer. The written request for such a change must be received at our Customer Service Office in good order no later than 14 days prior to the new DIA commencement date.

If the change is to a DIA commencement date that is earlier than the current DIA commencement date, no further changes can be made to that date. If the change is to a DIA commencement date that is later than the current DIA commencement date you may change the date one additional time. For that subsequent change, the new DIA commencement date must be no earlier than the DIA commencement date established at the time of the initial DIA transfer and no later than the then current DIA commencement date.

OTHER CONTRACT FEATURES	PROSPECTUS	53

When you change the DIA commencement date, your DIA payment will be adjusted on an actuarially equivalent basis. The DIA payment will be determined based on the Annuity Mortality Table and Interest Rate Change Index. The Interest Rate Change Index will be adjusted by the DIA commencement date Change Factor, currently 1.50%. If the DIA commencement date is changed to a date earlier than the then current DIA commencement date, we will increase the Interest Rate Change Index by the amount of the DIA commencement date Change Factor. If the DIA commencement date is changed to a date later than the then current DIA commencement date, we will decrease the Interest Rate Change Index by the DIA commencement date Change Factor but not to a percentage that is less than zero.

The Change Factor is fixed under the terms of the contract at 1.50%. The Change Factor is a value used to account for the risk that the liabilities, or the underlying asset portfolio that supports the liabilities, do not move in tandem with the Interest Rate Change Index.

Effect of Death of Owner or Annuitant on DIA rider

Notwithstanding any provision of this rider to the contrary, all payments of benefits will satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended from time to time, for qualified contracts.

Death before the DIA Commencement Date

If the contract owner (or annuitant, if the owner is a trust or other non-natural person) dies prior to the DIA commencement date, any amounts transferred to the DIA rider prior to the owner’s death will be added to the death benefit payable under the basic contract and the DIA rider will terminate. If the annuitant named under the DIA rider, who is not also the owner, dies prior to the DIA commencement date, no death benefit is payable under the basic contract, any amounts transferred to the DIA rider will be added to the accumulation value of the contract and the DIA rider will terminate.

Notwithstanding the above, if a death benefit is paid under this rider prior to the DIA commencement date and the accumulation value of the basic contract is zero, the death benefit will be paid to any beneficiaries in a lump sum.

Death after the DIA Commencement Date

If the annuitant dies on or after the DIA commencement date, DIA payments will stop unless such death occurs before the end of any guaranteed or refund certain period. In that case, DIA payments will continue as described in the applicable DIA payout option provision.

If an owner dies on or after the DIA commencement date, any remaining DIA payments will be distributed over a period of time not longer than the period of the applicable DIA payout option provision in effect on the date of death.

DIA death benefit prior to DIA commencement date: 100% of total amount of DIA transfers unless you elect the no death benefit option under the life annuity without guaranteed period. In that case the death benefit is zero.

54	PROSPECTUS	OTHER CONTRACT FEATURES

DIA Payments

On the DIA commencement date, if a DIA death benefit would not otherwise be payable, we will begin to make DIA payments under the DIA payment option selected at the time of the initial DIA transfer. The amount of the DIA payment is equal to the total DIA Payments purchased through all DIA transfers. You may elect the frequency of payments to be monthly, quarterly, semi-annually or annually. You may change the frequency of DIA payments if we receive a written request in good order at our Customer Service Office at least 60 days prior to the DIA commencement date. The frequency of DIA payments may not be changed on or after the DIA commencement date.

DIA Payee

We will make DIA payments to the DIA payee(s). Unless a DIA payee other than the owner is elected by the owner at the time of the initial DIA transfer, the owner is the sole DIA payee. The owner, subject to our approval and in accordance with the provisions of the rider, may elect to name a new DIA payee. If a new DIA payee is named, we will begin making payments to the new DIA payee once we receive written notification at our Customer Service Office in good order of the new DIA payee. Any change of DIA payee is effective on the date the notice of change is signed. However, this change will not apply to any payments made or actions taken by us on or before the Valuation Date we receive notice of the change at our Customer Service Office in good order. In addition, the DIA payee may change if there is a change of Owner; or a DIA payee dies.

In either case, unless otherwise elected by the owner in a written notice received at our Customer Service Office in good order, the owner becomes the new DIA payee.

Inactive Contracts

If the accumulation value of the basic contract is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the DIA payout option has been funded and the rider is in force, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the DIA payout option has not been funded and the rider is not in force, the contract is terminated.

Premium Tax

We may deduct any premium taxes from DIA transfers. If we do so, the amount of that tax will be deducted from the DIA transfer at the time the transfer is made and prior to determining the DIA transfer purchase amount applicable to that transfer. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

OTHER CONTRACT FEATURES	PROSPECTUS	55

FINANCIAL INFORMATION

The accumulation

value

of your contract

To determine the accumulation value of your contract, we multiply the number of accumulation units in each option by the current unit value for the option.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

When you choose a variable investment option, you accumulate variable accumulation units. To calculate the number of accumulation units you buy with each payment, we divide the amount you invest in a variable investment option by the value of units in that variable investment option. We use the unit value next calculated after we have received and accepted your payment. We calculate unit values at the close of business of the New York Stock Exchange, usually at 4:00 p.m. Eastern time, each day the Exchange is open for trading.

To determine your accumulation value in the variable investment options, we multiply the number of accumulation units in each variable investment option by the current unit value for that option. The current unit value for each variable investment option is determined by multiplying the unit value for the applicable variable investment option for the prior valuation period by the net investment factor for the current valuation period.

The net investment factor is a measure of the investment experience of each variable investment option. We determine the net investment factor for a given valuation period as follows:

•	At the end of the valuation period we add together the net asset value of a Fund share and its portion of dividends and distributions made by the Fund during the period.

•	We divide this total by the net asset value of the particular Fund share calculated at the end of the preceding valuation period.

•	Finally we add up the daily charges (contract charges and the enhanced death benefit rider(s) where applicable) and subtract them from the above total.

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CONTRACT COSTS AND EXPENSES

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the contracts. The amount of a charge may not strictly correspond to the costs of providing the services or benefits indicated by the name of the charge or related to a particular contract, and we may profit from charges.

No sales charges are deducted from your premium payments when you make them. However, the following charges do apply:

Expenses of the Funds

The Funds you choose through your variable investment options have their own management fees, 12b-1 fees, redemption fees and general operating expenses. The deduction of these fees and expenses is reflected in the per-share value of the Funds. They are fully described in the Funds’ prospectuses.

Contract charges

We will deduct daily a portion of the assets allocated to variable investment options for administrative expenses and mortality expense risks. This results in a total annual charge of 1.70%.

Mortality risks arise from our promise to pay death benefits and make annuity payments to each annuitant for life. Expense risks arise from the possibility that the amounts we deduct to cover sales and administrative expenses may not be sufficient. We expect a profit from this charge and we can use any such profit for any legitimate corporate purpose, including paying distribution expenses for the contracts.

We are compensated for processing and administrative expenses incurred in connection with the contract and the Separate Account.

In addition, the following charges may apply:

Highest anniversary value death benefit rider expense

If you choose the highest anniversary value death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate 0.30% of your accumulation value in the variable investment options.

Return of premium death benefit basic rider expense

If you choose the return of premium death benefit basic rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.25% of your accumulation value in the variable investment options.

Return of premium death benefit plus rider expense

If you choose the return of premium plus death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.30% of your accumulation value in the variable investment options.

Costs and

expenses

No sales charges are deducted from your premium payments when you make them. However, the following charges will apply:

•	expenses of the Funds

•	contract charges

and the following charges may apply:

•	highest anniversary value death benefit rider charge

•	return of premium death benefit basic rider charge

•	return of premium death benefit plus rider charge

•	combination of return of premium death benefit plus and highest anniversary value death benefit rider charge

•	withdrawal charge

•	premium taxes

•	transfer charge

See accompanying text for details.

FINANCIAL INFORMATION	PROSPECTUS	57

Combination of highest anniversary value death benefit and return of premium death benefit plus rider charge

We will deduct daily a portion of the assets allocated to each variable investment option as a charge for this rider. This results in an annual rider charge of 0.35%.

Premium taxes

Some states and municipalities may charge premium taxes when premium payments are made or when your accumulation value is applied under a payout option. These taxes currently range from 0.50% up to 3.5% of the premium payments made. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

In jurisdictions where the premium tax is incurred when a premium payment is made, we will pay the premium tax on your behalf and then deduct the same amount from the value of your contract when you surrender it, on your death, or when your accumulation value is applied under a payout option, whichever happens first. We will do this only if permitted by applicable law.

FEDERAL TAX MATTERS

The following summary provides a general description of the Federal income tax considerations associated with the contract. It is not intended to be complete, to cover all tax situations or address state taxation issues. This summary is not intended as tax advice. You should consult a tax adviser for more complete information. This summary is based on our understanding of the present Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (IRS).

We believe that our contracts will qualify as annuity contracts for Federal income tax purposes and the following summary assumes so. Further details are available in the Statement of Additional Information, under the heading Tax Status of the Contracts.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the accumulation value of a contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of a contract’s accumulation value and, in the case of a qualified contract (described below), any portion of an interest in the qualified plan generally will be treated as a distribution. If an owner transfers a contract without adequate consideration to a person other than the owner’s spouse (or to a former

58	PROSPECTUS	FINANCIAL INFORMATION

spouse incident to divorce), the owner will be taxed on the difference between the cash surrender value and the investment in the contract at the time of the transfer.

When annuity payments begin, you generally will be taxed only on the investment gains you have earned and not on the payments you made to purchase the contract. Generally, withdrawals from your annuity should only be made once you reach age 59 1/2, die or are disabled; otherwise a 10% tax penalty may be applied against any amounts included in income unless one of several exceptions applies. Additional exceptions may apply to distributions from a qualified contract. You should consult a tax adviser with regard to exceptions from the penalty tax. The owner generally will be responsible for taxes owed on taxable distributions from the contract, but different results could apply in some cases if the owner names someone other than the owner as the payee under the contract.

If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

Taxation of non-qualified contracts

Non-natural person – If a non-natural person owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following summary generally applies to contracts owned by natural persons.

Withdrawals before the annuity commencement date – When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to any excess of the accumulation value immediately before the distribution that exceeds the owner’s investment in the contract. Generally, the owner’s investment in the contract is the amount equal to the premiums or other consideration paid for the contract, reduced by any amounts previously distributed from the contract that were not subject to tax at that time. In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the owner’s investment in the contract. In addition, if the basic contract is issued with a deferred income annuity (DIA) payout option rider, there is some uncertainty regarding how withdrawals from the basic contract before the DIA commencement date should be treated for federal income tax purposes. In particular, it is not entirely clear whether amounts allocated under the basic contract to the DIA payout option rider remain part of the basic contract’s cash value for purposes of determining the taxable amount of any withdrawal from the

Tax advice

Consult your own tax adviser about your circumstances, any recent tax developments, and the impact of state tax laws.

Deferring tax

When you invest in an annuity contract, you usually don’t pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

FINANCIAL INFORMATION	PROSPECTUS	59

Employer-

sponsored or

independent?

If you invest in a variable annuity as part of an individual retirement annuity, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

basic contract prior to the DIA commencement date. GIAC currently intends to treat the cash value of the basic contract as not including such allocations to the DIA payout option rider for purposes of reporting amounts received as withdrawals under the basic contract, but given the uncertainty you should consult a tax adviser about the consequences of withdrawals from a contract with a DIA payout option rider. In view of the uncertainty on these points, you should consult a tax adviser before purchasing a DIA payout option rider.

Penalty tax on certain withdrawals – In the case of a distribution from a non-qualified contract, a federal tax penalty may be imposed equal to 10% of the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made from an immediate annuity contract

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled, or

•	made as part of a series of substantially equal periodic payments for the life – or life expectancy – of the taxpayer or the joint lives (or life expectancies) of the taxpayer and a beneficiary.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under any option that provides for a period certain annuity in connection with a deferred annuity contract may fail to satisfy this exception and may be subject to the 10% penalty.

Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity payments – Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed, and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined so that you recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments begin. However, once your investment in the contract has been fully recovered, the full amount of each annuity payment is subject to tax as ordinary income. In addition, the Internal Revenue Code provides special rules for a partial annuitization, where annuity payments are received for life or at least 10 years under part of an annuity contract while the rest of the contract remains in a deferred status. If your contract was issued with a DIA payment option rider, GIAC believes these partial annuitization rules will

60	PROSPECTUS	FINANCIAL INFORMATION

apply to determine the tax treatment of the DIA payments you receive. However, there is uncertainty whether these rules will apply in such circumstances and, if so, how they apply. You should consult your tax advisor about the treatment of any DIA payments.

Taxation of death benefits – Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are included in the income of the recipient as follows:

•	if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract

•	if distributed under a payout option, they are generally taxed in the same way as annuity payments.

If the contract was issued with a DIA payout option rider, there are some circumstances in which the death of the annuitant would cause a death benefit under the rider to be credited to the cash value of the basic contract even though no death benefit is payable under the basic contract. GIAC currently intends to treat this as a non-event for tax purposes, but there is some uncertainty whether the amount credited from the rider to the basic contract would be currently taxable. You should consult your tax adviser.

Transfers, assignments and contract exchanges – Transferring or assigning ownership of a contract, designating an annuitant other than the owner, selecting certain maturity dates or exchanging a contract may result in certain tax consequences to you that are not outlined here. For example, such transactions may result in federal gift taxes for you and federal and state income taxes for the new owner, annuitant or payee. If you are considering any such transaction, you should consult a professional tax adviser.

Withholding tax – Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. However, recipients can generally choose not to have tax withheld from distributions.

Treatment of certain charges – It is possible that the IRS may take the position that fees deducted for certain optional benefits are deemed to be taxable distributions to you. In particular, the IRS may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if such withdrawals occur prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the contract.

Multiple contracts – All non-qualified deferred annuity contracts issued by GIAC or its affiliates to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount included in the contract owner’s income when a taxable withdrawal occurs.

FINANCIAL INFORMATION	PROSPECTUS	61

Taxation of qualified contracts

Qualified arrangements receive tax-deferred treatment as a formal retirement or pension plan through provisions of the Internal Revenue Code. There is no added tax-deferred benefit of funding such qualified arrangements with tax-deferred annuities. While the contract will not provide additional tax benefits, it does provide other features and benefits such as death benefit protection and the possibility for income guaranteed for life.

Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs) – As defined in Sections 219 and 408 of the Internal Revenue Code, individuals are allowed to make annual contributions to an IRA of up to the lesser of the specified annual amount or 100% of the compensation includable in their gross income. All or a portion of these contributions may be deductible, depending on the person’s income and other factors.

Distributions from certain retirement plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. SIMPLE IRAs under Section 408(p) of the Internal Revenue Code and Roth IRAs under Section 408A, may also be used in connection with variable annuity contracts.

SIMPLE IRAs allow employees to defer a percentage of annual compensation up to a specified annual amount to a retirement plan, if the sponsoring employer makes matching or non-elective contributions that meet the requirements of the Internal Revenue Code. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, instead of the usual 10%.

Contributions to Roth IRAs are not tax-deductible and contributions must be made in cash or as a rollover or transfer from another arrangement from which the tax law allows such rollovers or transfers to be made. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from Roth IRAs are generally not taxed if they meet certain requirements. In addition to the income tax and 10% penalty which generally applies to distributions of earnings made before age 59 1/2, income tax and a 10% penalty will be imposed for any distribution of earnings made from a Roth IRA during the five taxable years starting after you first contribute to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are

62	PROSPECTUS	FINANCIAL INFORMATION

distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans – Under Section 401(a) of the Internal Revenue Code, corporate employers are allowed to establish various types of retirement plans for employees, and self-employed individuals are allowed to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means of providing benefit payments, unless the plan complies with all applicable requirements before transferring the contract.

Penalty tax on certain withdrawals – Distributions from certain qualified contracts may be subject to ordinary income taxes and a 10% federal tax penalty on the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled

•	made to pay deductible medical expenses

•	made to pay medical insurance premiums if you are unemployed

•	made to pay for qualified higher education expenses

•	made for a qualified first time home purchase up to $10,000

•	made as a qualified reservist distribution

•	for IRS levies, or

•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under any option that provides for a period certain annuity may fail to satisfy this exception and may be subject to the 10% tax penalty.

Other exceptions may apply under certain circumstances and certain exemptions may not be applicable to certain types of plans. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the tax penalty.

Other tax issues – You should note that the annuity contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the accumulation value. The death benefit could be viewed as

FINANCIAL INFORMATION	PROSPECTUS	63

an incidental benefit, the amount of which is limited in any 401(a) plan. Because the death benefit may exceed this limitation, employers using the contract in connection with corporate pension and profit-sharing plans should consult their tax adviser. The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as those available under this contract comport with IRA qualification requirements.

In the case of a withdrawal under a qualified contract; a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a qualified contract can be zero. If your contract contains a guaranteed lifetime withdrawal benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In view of this uncertainty, you should consult a tax adviser before purchasing a guaranteed lifetime withdrawal benefit rider.

Qualified contracts other than Roth IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement or consult a tax adviser for more information about these distribution rules. If you are attempting to satisfy these rules through withdrawals before the annuity commencement date, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. In addition, if your qualified contract was issued with a DIA payout option rider, there is some uncertainty regarding how the minimum distribution rules apply after the DIA commencement date. Consult a tax adviser.

Pension and annuity distributions generally are subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. Recipients generally are provided the opportunity to elect not to have tax withheld from distributions. Taxable “eligible rollover distributions” from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Internal Revenue Code, hardship distributions or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to an eligible retirement plan as defined in the Internal Revenue Code; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

64	PROSPECTUS	FINANCIAL INFORMATION

Federal Estate and generation-skipping transfer taxes

While no attempt is being made to discuss the federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer tax” (GST) when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

For 2014, the federal estate tax, gift tax and GST tax exemption and maximum rates are $5,340,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Medicare tax

Beginning in 2013, distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Final regulations had not been issued as of the date of this prospectus so these rules may change. Please consult a tax advisor for more information.

Annuity purchases by nonresident aliens and foreign corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, if the payee is a foreign financial institution or a non-financial foreign entity within the meaning of the Internal Revenue Code as amended by the Foreign Account Tax Compliance Act, distributions to the payee could be subject to 30% withholding irrespective of the status of any beneficial owner or the existence of a treaty. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchasers country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

FINANCIAL INFORMATION	PROSPECTUS	65

Our income taxes

At the present time, we make no charge for any federal, state or local taxes – other than the charge for state and local premium taxes that we incur – that may be attributable to the investment divisions of the Separate Account or to the contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine are attributable to the investment divisions of the Separate Account or the contracts.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

The benefit of any foreign tax credits attributable to taxes paid by certain variable investment options to foreign jurisdictions cannot be passed through to you and thus we may benefit from such credits to the extent permitted under federal tax law.

Possible tax law changes

Although the likelihood of legislative or regulatory change is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legislative or regulatory developments and their effect on the contract.

We have the right to modify the contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend this summary as tax advice.

PERFORMANCE RESULTS

From time to time, we may show performance information for the Separate Account’s investment divisions in advertisements, sales literature or other materials provided to existing or prospective contract owners. We may also provide an existing or prospective contract owner with reports which use historical performance on a hypothetical basis to demonstrate how the choice of alternate underlying investment options would have affected the accumulation value, surrender value and death benefit during the accumulation phase and the amounts of annuity payments during the payout phase of the contract. These materials are based upon historical information and are not necessarily representative of future performance. When we show performance, we will always include SEC standard performance, which reflects all fees and charges for specified periods. We may also show non-standard performance.

Among the key performance measures we use are total returns and yields.

66	PROSPECTUS	FINANCIAL INFORMATION

Total returns include: average annual total return, total return, and change in accumulation unit value – all of which reflect the change in the value of an investment in an investment division of the Separate Account over a specified period, assuming the reinvestment of all income dividends and capital gains distributions.

Yield figures may be quoted for investments in shares of investment divisions. Yields are expressed as a percentage of the value of an accumulation unit at the beginning of the base period. Yields are annualized, which assumes that an investment division will generate the same level of net investment income over a one-year period. However, yields fluctuate daily.

Advertisements and sales literature for the investment divisions of the Separate Account may compare a Fund’s performance to that of investments offered through the separate accounts of other insurance companies that have similar investment objectives or programs. Promotional material may also compare a Fund’s performance to one or more indices of the types of securities that the Fund buys and sells for its portfolio. Performance comparisons may be illustrated by tables, graphs or charts. Additionally, promotional material may refer to:

•	the types and characteristics of certain securities

•	features of a Fund’s portfolio

•	financial markets

•	historical, current or perceived economic trends, and

•	topics of general investor interest, such as personal financial planning.

In addition, advertisements and sales literature may refer to or reprint all or portions of articles, reports or independent rankings or ratings which relate specifically to the investment divisions or to other comparable investments. However, such material will not be used to indicate future performance.

Advertisements and sales literature about the variable annuity contract and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps.

These ratings relate only to GIAC’s ability to pay death benefits and living benefits provided under the contract, not to the performance or safety of the variable investment options.

Further information about the performance of each investment division is contained in its respective annual report, which may be obtained from GIS free of charge.

FINANCIAL INFORMATION	PROSPECTUS	67

YOUR RIGHTS AND RESPONSIBILITIES

TELEPHONIC AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take fund transfer requests and changes in future allocations over the telephone. If you would like this privilege, please complete an authorization form, or complete the appropriate section of your application. Once we have your authorization on file, you can authorize permitted transactions over the telephone by calling 1-800-533-0099 between 9:00 a.m. and the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time.

In addition to telephone services, we offer you the ability to use your personal computer to receive documents electronically, review your account information and to perform other specified transactions. If you want to participate in any or all of our electronic programs, we ask that you visit our website (www.guardianannuities.com) for information and registration. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You will not receive paper copies.

Generally, with the exception of the electronic document delivery program, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. You may reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe the registration or instructions to be genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your account information and PIN private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to contract administration or is not in the best interests of the contract owners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties we ask you to send your request by regular or express mail and we will process it using the accumulation unit value first calculated after we receive the request at our Customer Service Office. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or non-performance; or any interruption resulting from emergency circumstances.

68	PROSPECTUS	YOUR RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Fund’s shareholder meeting. However, to the extent we are required to by law, we will vote all Fund shares attributable to contracts by following instructions we receive from you and other contract owners with voting interests in the Funds. We will vote those shares for which we do not receive voting instructions in the same proportion as the shares for which we have received instructions. Because of this proportional voting, a small number of contract owners could control the outcome of the vote. We will solicit instructions when the Funds hold shareholder votes. We have the right to restrict contract owner voting instructions if the laws change to allow us to do so.

The owner of the contract has voting rights. Voting rights diminish with the reduction of your accumulation value.

YOUR RIGHT TO CANCEL THE CONTRACT

During the 10-day period after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it. Longer periods may apply in some states.

To cancel your contract, we must receive both the contract and your cancellation notice in good order at our Customer Service Office. You can forward these documents to GIAC’s Customer Service Office or to the registered representative who sold you the contract. If you mail the notice, we consider it received on the postmark date, provided it has been properly addressed and the full postage has been paid.

Upon cancellation, we will refund to you:

•	the difference between the gross premiums you paid (including contract charges, premium taxes and other charges) and the amounts we allocated to the variable investment options you chose; and

•	the accumulation value of the contract on the date we receive your cancellation.

If state law requires, you will receive the greater of total premiums you paid for the contract or the accumulation value of your contract instead.

DISTRIBUTION OF THE CONTRACT

The variable annuity contract is sold by insurance agents who are licensed by GIAC and who are either registered representatives of Guardian Investor Services LLC (GIS) or of broker-dealer firms that have entered into sales agreements with GIS and GIAC (including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC). GIS and such other broker-dealers are members of the Financial Industry Regulatory Authority (FINRA).

Free-look period

During the 10 to 30 day period (the period varies depending on the state where you live) after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	69

GIAC will generally pay commissions to these individuals or broker-dealer firms for the sale of contracts. When we compensate a firm, the representative responsible for the sale of the contract will receive a portion of the compensation based on the practice of the firm. Commissions may vary, but will not exceed the limits of applicable laws and regulations. Commissions paid in conjunction with the annuity contracts will be up to 1.5% on all premium payments. A commission of up to 0.25% per annum of the unliquidated premium of the contract may be paid quarterly beginning in the second contract year. If the owner is age 81 or older on the contract’s issue date, a commission of up to 1% on all premium payments and a commission of up to 0.2125% per annum of the unliquidated premiums may be paid quarterly beginning in the second contract year.

We reserve the right to pay any compensation permissible under applicable state law and regulations, including, for example, additional sales or service compensation while a contract is in force or additional amounts paid in connection with special promotional incentives. In addition, we may compensate certain individuals for the sale of contracts in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. Individuals may also qualify for non-cash compensation such as expense-paid trips and educational seminars.

In addition to the compensation described above, GIAC may make additional cash payments (sometimes called “revenue sharing”) or make reimbursements to some broker-dealers in recognition of their marketing and distribution, transaction processing, and/or administrative services support. Marketing and distribution support services may include, among other services, placement of GIAC’s products on the broker-dealers’ preferred or recommended list, access to the broker-dealers’ registered representatives for purposes of promoting sales of GIAC’s products, assistance in training and education of GIAC’s agents, and opportunities for GIAC to participate in sales conferences and educational seminars. Payments or reimbursements may be calculated as a percentage of the particular broker-dealer’s actual or expected aggregate sales of all of our variable contracts, or assets held within those contracts (generally not exceeding .20% of sales or .15% of assets held), and/or may be a fixed dollar amount. Additionally, we may increase the sales compensation paid to broker-dealers for a period of time for the sale of a particular product.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ among firms. Firms and/or individual registered representatives within some firms that participate in one of these compensation arrangements might receive greater compensation for selling this contract than for selling a different annuity contract that is not eligible for these compensation arrangements. As a result, these payments may serve as an incentive for broker-dealers to promote the sale of particular products.

70	PROSPECTUS	YOUR RIGHTS AND RESPONSIBILITIES

You should ask your registered representative for further information about what commissions or other compensation he or she, or the broker-dealer for whom he or she works, may receive in connection with your purchase of a contract. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including conflicts of interest that such arrangements may create. You may wish to take such payments and arrangements into account when considering and evaluating any recommendation relating to the contracts.

No specific charge is assessed directly to contract owners or the Separate Account to cover commissions or other forms of compensation described above.

The principal underwriter of the contract is GIS, located at 7 Hanover Square, New York, New York 10004.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	71

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation period

The period between the issue date of the contract and the annuity commencement date.

Accumulation unit

A unit of measure used to determine the value of a contract owner’s interest in each variable investment option under the contract before annuity payments begin.

Accumulation value

The sum of the values attributable to the variable investment options.

Annuitant

The person on whose life the annuity payments are based and on whose death, prior to the annuity commencement date, benefits under the contract are paid.

Annuity commencement date

The date on which annuity payments under the basic contract begin.

Annuity payments

Periodic payments made by GIAC to the contract owner at monthly or other periodic intervals after the annuity commencement date.

Basic contract

The contract, excluding any optional benefit riders or endorsements.

Beneficiary

The person(s) designated to receive any benefits under a contract upon the death of an owner or on the death of the annuitant if there is a non-natural owner.

Contract anniversary

The annual anniversary measured from the issue date of the contract.

Contingent annuitant

A contingent annuitant is the person you name at issue to become the annuitant if the annuitant dies before the annuity commencement date. The owner’s right to name a contingent annuitant may be restricted under the provisions of a retirement or deferred compensation plan for which the contract is issued. A contingent annuitant may be named only if permitted by the laws of the jurisdiction in which the contract is issued, and is not permitted if there is a non-natural owner.

Contingent beneficiary

The person(s) designated to receive any benefits under a contract upon an owner’s death should there be no surviving owner and all primary beneficiaries predecease such owner.

Customer service office

The Guardian Insurance & Annuity Company, Inc., Customer Service Office, Box 26210, Lehigh Valley, Pennsylvania 18002. Our street address is 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Our telephone number is 1-800-221-3253.

Due proof of death in good order

A certified death certificate, all necessary claim paperwork and such other information as we may require to process the death benefit for at least one beneficiary.

Funds

The open-end management investment companies, each corresponding to a variable investment option. The Funds are listed on the front cover of this prospectus.

Good order

Notice from any party authorized to initiate a transaction under this contract, received in a format satisfactory to GIAC at its Customer Service Office, that contains all information required by GIAC to process that transaction. In addition, transaction requests must be received on a valuation date no later than the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, in order to receive that day’s accumulation unit values.

Monthly contract anniversary

The same date of each calendar month as the issue date of the basic contract, or the last day of a calendar month, if earlier.

Net premium(s)

A premium paid by the owner to us in accordance with the provisions of the contract, less premium taxes that we may deduct from a premium, if any.

Owner (contract owner)

You (or your); the person(s) or entity designated as the owner in the contract.

Valuation date

A date on which accumulation unit values are determined. Accumulation unit values are determined on each date on which the New York Stock Exchange or its successor is open for trading.

Valuation period

The period between two successive valuation dates.

Variable investment options

The investment divisions of Separate Account R that are available for allocations of net premiums and accumulation values.

72	PROSPECTUS	SPECIAL TERMS USED IN THIS PROSPECTUS

OTHER INFORMATION

LEGAL PROCEEDINGS

We, like other insurance companies, are involved in lawsuits and insurance department audits, inquiries, and market conduct examinations. Although the outcome of any of these matters cannot be predicted with certainty, we believe that at the present time there are no pending or threatened actions that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GIS to perform under its principal underwriting agreement, or on GIAC’s ability to meet its obligations under the contract.

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the contract described in this prospectus. If you would like a free copy, please call us toll-free at 1-800-221-3253, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

Box 26210

Lehigh Valley, Pennsylvania 18002

The SAI contains the following information:

•	Services to the Separate Account

•	Annuity payments

•	Tax status of the contracts

•	Valuation of assets of the Separate Account

•	Qualified plan transferability restrictions

•	Experts

•	Financial statements

OTHER INFORMATION	PROSPECTUS	73

INDIVIDUAL FLEXIBLE PREMIUM

DEFERRED VARIABLE

ANNUITY CONTRACT

Issued Through The Guardian Separate Account R of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated May 1, 2014

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account R (marketed under the name “Guardian Investor ProFreedom Variable AnnuitySM”) dated May 1, 2014.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

1-800-221-3253

Read the Prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

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SERVICES TO THE SEPARATE ACCOUNT

The Guardian Insurance & Annuity Company, Inc. (“GIAC”) maintains the books and records of The Guardian Separate Account R (the “Separate Account”). GIAC, a wholly owned subsidiary of The Guardian Life Insurance Company of America, acts as custodian of the assets of the Separate Account. GIAC bears all expenses incurred in the operations of the Separate Account, except the mortality and expense risk charge and the administrative charge (as described in the Prospectus), which are borne by the contract owner.

Guardian Investor Services LLC (“GIS”), a wholly owned subsidiary of GIAC, serves as principal underwriter for the Separate Account pursuant to a distribution and service agreement between GIAC and GIS. The contracts are offered continuously and are sold by GIAC insurance agents who are registered representatives of either Park Avenue Securities LLC (“PAS”) or of other broker-dealers which have selling agreements with GIS and GIAC. GIAC paid commissions through GIS and PAS with respect to the sales of variable annuity contracts in the amount of $83,040,563 in 2011, $106,652,852 in 2012 and $79,857,599 in 2013.

ANNUITY PAYMENTS

The objective of the contract is to provide benefit payments (known as annuity payments) which will increase at a rate sufficient to maintain purchasing power at a constant level. For this to occur, the actual net investment return must exceed the assumed investment return by an amount equal to the rate of inflation. Of course, no assurance can be made that this objective will be met. If the assumed interest return were to be increased, benefit payments would start at a higher level but would increase more slowly or decrease more rapidly. Likewise, a lower assumed interest return would provide a lower initial payment with greater increases or lesser decreases in subsequent annuity payments.

Value of an Annuity Unit: The value of an annuity unit is determined independently for each of the variable investment options. For any valuation period, the value of an annuity unit is equal to the value for the immediately preceding valuation period multiplied by the annuity change factor for the current valuation period. The annuity unit value for a valuation period is the value determined as of the end of such period. The annuity change factor is equal to the net investment factor for the same valuation period adjusted to neutralize the assumed investment return used in determining the annuity payments. The net investment factor is reduced by (a) the contract charges, and if applicable, any optional death benefit rider charge on an annual basis during the life of the contract. The dollar amount of any payment due after the first payment under a variable investment option will be determined by multiplying the number of annuity units by the value of an annuity unit for the valuation period ending ten (10) days prior to the valuation period in which the payment is due.

Determination of the First Annuity Payment: At the time annuity payments begin, the value of the contract owner’s account is determined by multiplying the accumulation unit value on the valuation period ten (10) days before the date the first annuity payment is due by the corresponding number of accumulation units credited to the contract owner’s account as of the date the first annuity payment is due, less any applicable premium taxes not previously deducted.

The contracts contain tables reflecting the dollar amount of the first monthly payment which can be purchased with each $1,000 of value accumulated under the contract. The amounts depend on the fixed annuity payout option selected, the mortality table used under the contract (the 1983 Individual Mortality Table projected using Scale G) and the nearest age of the Annuitant. The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. Currently, we are using annuity purchase rates we believe to be more favorable to you than those in your contract. We may change these rates from time to time, but the rate will never be less favorable to you than those guaranteed in your contract.

DIA TRANSFERS

A.	At the time you submit a transfer request we will inform you of the following:

1.	That amounts used to purchase deferred income payments are not liquid.

2.	That payments made pursuant to the DIA rider are subject to the credit risk of the insurance company.

3.	The DIA payment amount that you receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making

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a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

4.	The DIA payment amount is based on various factors disclosed in your prospectus. The confirmation we send you will provide you with the DIA payment amount for the amount you have transferred.

B.	Upon completion of the transfer you will receive a confirmation which will inform you of the following:

1.	The amount of the DIA payment purchased.

2.	The lack of liquidity of amounts transferred to the DIA rider.

3.	A notice that the contract owner has the ability to consider other products and cancel within a specific period of time.

4.	Any compensation paid to the broker/dealer or any other person as a result of a DIA transfer.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The Internal Revenue Code of 1986, as amended (“Code”) requires that the investments of each investment division of the separate account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of a holder of the contract. Specifically, section 72(s) requires that (a) if any holder dies on or after the annuity commencement date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such holder’s death; and (b) if any holder dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such holder’s death. These requirements will be considered satisfied as to any portion of a holder’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the holder’s death. The designated beneficiary refers to a natural person designated by the holder as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased holder, the contract may be continued with the surviving spouse as the new holder.

The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. The right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court held Section 3 of the federal Defense of Marriage Act (“DOMA”) unconstitutional and recognizes same-sex marriages which are permitted under individual state laws. Domestic partnerships and civil unions permitted by

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individual state laws are not recognized as marriages for federal tax purposes. The Department of the Treasury and the Internal Revenue Service have recently determined that for federal tax purposes, same-sex spouses will be determined based on the law of the state in which the marriage was celebrated irrespective of the law of the state in which the surviving spouse resides. However, some uncertainty remains regarding the treatment of same-sex spouses. Consult a tax advisor for more information on this subject.

Other rules may apply to qualified contracts.

VALUATION OF ASSETS OF THE SEPARATE ACCOUNT

The value of Fund shares held in each Investment Division at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Fund has been suspended, or payment of redemption value has been postponed for the sole purpose of computing annuity payments, the shares held in the Separate Account (and corresponding annuity units) may be valued at fair value as determined in good faith by GIAC’s Board of Directors.

QUALIFIED PLAN TRANSFERABILITY RESTRICTIONS

Where a contract is owned in conjunction with a retirement plan qualified under the Code, a tax-sheltered annuity program or individual retirement account, and notwithstanding any other provisions of the contract, the contract owner may not change the ownership of the contract nor may the contract be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than GIAC unless the contract owner is the trustee of an employee trust qualified under the Code, the custodian of a custodial account treated as such, or the employer under a qualified non-trusteed pension plan.

EXPERTS

The statutory basis balance sheets of GIAC as of December 31, 2013 and 2012 and the related statements of operations, of changes in surplus and of cash flows for each of the two years in the period ended December 31, 2013 and the statement of assets and liabilities of Separate Account R as of December 31, 2013 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2013 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT R

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013

	RS Large Cap Alpha VIP Series	RS S&P 500 Index VIP Series	RS High Yield VIP Series

Assets:
Shares owned in underlying fund	7,820,033	4,597,289	2,379,732
Net asset value per share (NAV)	51.52	13.43	7.70

Total Assets ( Shares x NAV)	$402,888,080	$61,741,596	$18,323,936

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	240,571	58,549	25,567

Net Assets	$402,647,509	$61,683,047	$18,298,369

Net Assets: Total
Contract Value in accumulation period	$402,555,127	$61,593,094	$18,295,023
Contracts in Payout (annuitization) period	92,382	89,953	3,346

Net Assets	$402,647,509	$61,683,047	$18,298,369

Total Units Outstanding	19,393,149	3,409,218	1,101,071

Unit Value (Accumulation, Lowest to Highest)	$14.91 to $21.22	$13.81 to $23.02	$12.97 to $17.96

Cost of Shares in Underlying Fund	$279,009,670	$41,066,467	$17,238,505

STATEMENTS OF OPERATIONS Year Ended December 31, 2013

	RS Large Cap Alpha VIP Series	RS S&P 500 Index VIP Series	RS High Yield VIP Series

2013 Investment Income
Income:
Reinvested dividends	$4,685,466	$1,033,093	$1,218,333
Expenses:
Mortality expense risk and administrative charges	5,515,245	837,572	282,135

Net investment income/(expense)	(829,779)	195,521	936,198

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	21,912,267	1,440,726	949,996
Reinvested realized gain distributions	14,055,650	—	—

Net realized gain/(loss) on investments	35,967,917	1,440,726	949,996
Net change in unrealized appreciation/(depreciation) of investments	81,351,805	13,142,710	(908,615)

Net realized and unrealized gain/(loss) from investments	117,319,722	14,583,436	41,381

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$116,489,943	$14,778,957	$977,579

See notes to financial statements.

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Investment Divisions
RS Low Duration Bond VIP Series	RS Partners VIP Series	RS Small Cap Growth Equity VIP Series	RS International VIP Series	RS Emerging Markets VIP Series	RS Investment Quality Bond VIP Series	RS Global Natural Resources VIP Series

21,951,128	—	1,093,701	3,352,786	1,130,688	39,807,144	—
10.30	—	18.87	17.26	14.79	12.18	—

$226,096,619	$—	$20,638,146	$57,869,087	$16,722,878	$484,851,008	$—

134,443	—	34,264	40,213	32,852	280,076	—

$225,962,176	$—	$20,603,882	$57,828,874	$16,690,026	$484,570,932	$—

$225,959,614	$—	$20,544,629	$57,789,490	$16,679,140	$484,217,102	$—
2,562	—	59,253	39,384	10,886	353,830	—

$225,962,176	$—	$20,603,882	$57,828,874	$16,690,026	$484,570,932	$—

21,120,905	—	932,510	3,225,589	865,162	39,123,738	—

$10.88 to $10.93	$—	$20.70 to $29.86	$14.65 to $21.37	$10.15 to $21.45	$12.58 to $12.62	$—

$230,427,151	$—	$13,738,968	$51,982,453	$19,869,172	$500,195,077	$—

Investment Divisions
RS Low Duration Bond VIP Series	RS Partners VIP Series	RS Small Cap Growth Equity VIP Series	RS International VIP Series	RS Emerging Markets VIP Series	RS Investment Quality Bond VIP Series	RS Global Natural Resources VIP Series

$3,752,244	$—	$—	$750,271	$40,825	$12,976,650	$—

3,037,912	—	283,985	830,349	260,945	6,663,242	—

714,332	—	(283,985)	(80,078)	(220,120)	6,313,408	—

228,256	—	1,124,652	(776,144)	59,616	975,595	—
19,408	—	3,010,809	14,753,235	2,408,981	2,174,987	—

247,664	—	4,135,461	13,977,091	2,468,597	3,150,582	—
(3,488,703)	—	2,955,188	(4,504,964)	(3,210,888)	(23,237,804)	—

(3,241,039)	—	7,090,649	9,472,127	(742,291)	(20,087,222)	—

$(2,526,707)	$—	$6,806,664	$9,392,049	$(962,411)	$(13,773,814)	$—

B-7

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	RS Value VIP Series	RS Money Market VIP Series	Gabelli Capital Asset

Assets:
Shares owned in underlying fund	—	21,187,933	463,426
Net asset value per share (NAV)	—	1.00	25.08

Total Assets ( Shares x NAV)	$—	$21,187,933	$11,622,735

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	217,972	16,520

Net Assets	$—	$20,969,961	$11,606,215

Net Assets: Total
Contract Value in accumulation period	$—	$20,761,236	$11,592,879
Contracts in Payout (annuitization) period	—	208,725	13,336

Net Assets	$—	$20,969,961	$11,606,215

Total Units Outstanding	—	2,136,917	539,265

Unit Value (Accumulation, Lowest to Highest)	$—	$9.22 to $9.38	$20.16 to $21.73

Cost of Shares in Underlying Fund	$—	$21,187,933	$8,519,887

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	RS Value VIP Series	RS Money Market VIP Series	Gabelli Capital Asset

2013 Investment Income
Income:
Reinvested dividends	$—	$2,235	$69,344
Expenses:
Mortality expense risk and administrative charges	—	332,770	168,034

Net investment income/(expense)	—	(330,535)	(98,690)

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	—	—	335,256
Reinvested realized gain distributions	—	—	872,369

Net realized gain/(loss) on investments	—	—	1,207,625
Net change in unrealized appreciation/(depreciation) of investments	—	—	2,079,581

Net realized and unrealized gain/(loss) from investments	—	—	3,287,206

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$—	$(330,535)	$3,188,516

See notes to financial statements.

B-8

Investment Divisions
Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. American Franchise Series II	Invesco V.I. Value Opportunities Series II	Invesco V.I. Global Real Estate Series II	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II

66,117	344,107	225,416	180,138	42,853	459,083	2,563,024
18.86	23.17	49.58	9.31	14.90	11.54	14.95

$1,246,969	$7,972,961	$11,176,126	$1,677,084	$638,506	$5,297,816	$38,317,205

4,394	15,348	13,859	5,494	2,950	6,013	48,076

$1,242,575	$7,957,613	$11,162,267	$1,671,590	$635,556	$5,291,803	$38,269,129

$1,229,763	$7,954,401	$11,150,763	$1,664,876	$635,556	$5,087,834	$38,266,281
12,812	3,212	11,504	6,714	—	203,969	2,848

$1,242,575	$7,957,613	$11,162,267	$1,671,590	$635,556	$5,291,803	$38,269,129

85,540	429,776	853,327	130,526	33,842	417,338	2,329,826

$13.43 to $14.47	$17.14 to $20.13	$12.46 to $13.10	$12.32 to $12.95	$14.13 to $20.51	$11.38 to $12.26	$14.74 to $19.62

$845,652	$6,387,127	$6,702,636	$897,764	$589,956	$5,406,477	$32,432,791

Investment Divisions
Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. American Franchise Series II	Invesco V.I. Value Opportunities Series II	Invesco V.I. Global Real Estate Series II	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II

$6,081	$62,382	$26,002	$19,173	$24,775	$181,919	$171,129

17,723	118,320	169,694	26,907	10,497	88,978	459,733

(11,642)	(55,938)	(143,692)	(7,734)	14,278	92,941	(288,604)

53,764	(19,825)	66,726	124,120	38,338	(45,129)	410,072
—	606,142	—	—	—	—	2,378,895

53,764	586,317	66,726	124,120	38,338	(45,129)	2,788,967
237,702	835,969	3,591,574	310,319	(44,991)	(309,480)	4,682,424

291,466	1,422,286	3,658,300	434,439	(6,653)	(354,609)	7,471,391

$279,824	$1,366,348	$3,514,608	$426,705	$7,625	$(261,668)	$7,182,787

B-9

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Invesco V.I. Core Equity Series II	Invesco V.I. International Growth Series II	Invesco V.I. Small Cap Equity Series II

Assets:
Shares owned in underlying fund	3,152,782	2,807,870	1,746,372
Net asset value per share (NAV)	38.03	34.88	24.85

Total Assets ( Shares x NAV)	$119,900,310	$97,938,508	$43,397,332

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	90,040	76,638	49,651

Net Assets	$119,810,270	$97,861,870	$43,347,681

Net Assets: Total
Contract Value in accumulation period	$119,805,461	$97,861,870	$43,347,681
Contracts in Payout (annuitization) period	4,809	—	—

Net Assets	$119,810,270	$97,861,870	$43,347,681

Total Units Outstanding	7,018,708	8,204,967	3,171,989

Unit Value (Accumulation, Lowest to Highest)	$13.53 to $20.71	$11.27 to $13.12	$13.14 to $14.42

Cost of Shares in Underlying Fund	$94,150,586	$80,644,388	$31,951,229

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Invesco V.I. Core Equity Series II	Invesco V.I. International Growth Series II	Invesco V.I. Small Cap Equity Series II

2013 Investment Income
Income:
Reinvested dividends	$1,295,740	$916,526	$—
Expenses:
Mortality expense risk and administrative charges	1,419,527	1,163,058	507,494

Net investment income/(expense)	(123,787)	(246,532)	(507,494)

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	1,748,249	758,851	1,161,189
Reinvested realized gain distributions	—	—	371,771

Net realized gain/(loss) on investments	1,748,249	758,851	1,532,960
Net change in unrealized appreciation/(depreciation) of investments	21,171,409	12,701,544	9,315,281

Net realized and unrealized gain/(loss) from investments	22,919,658	13,460,395	10,848,241

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$22,795,871	$13,213,863	$10,340,747

See notes to financial statements.

B-10

Investment Divisions
Invesco V.I. Comstock Series II	Invesco V.I. American Value Series II	Invesco V.I. Growth and Income Series II	Invesco V.I. Balanced-Risk Allocation Series II	Alger Capital Appreciation Class S	Alliance Bernstein VPS Growth & Income Class B	Alliance Bernstein VPS International Value Class B

7,556,249	1,887,093	318,229	—	45,482	82,924	2,707,455
17.68	19.73	26.23	—	71.54	27.49	14.86

$133,594,480	$37,232,341	$8,347,137	$—	$3,253,812	$2,279,592	$40,232,785

96,132	44,948	5,218	—	10,852	7,497	24,890

$133,498,348	$37,187,393	$8,341,919	$—	$3,242,960	$2,272,095	$40,207,895

$133,498,348	$37,187,393	$8,328,202	$—	$3,229,346	$2,240,775	$40,207,895
—	—	13,717	—	13,614	31,320	—

$133,498,348	$37,187,393	$8,341,919	$—	$3,242,960	$2,272,095	$40,207,895

9,323,630	1,913,236	473,635	—	131,745	138,569	2,357,294

$13.98 to $14.75	$13.82 to $27.27	$16.49 to $17.77	$—	$18.36 to $26.47	$14.59 to $16.30	$13.20 to $17.19

$99,320,119	$27,809,205	$5,792,733	$—	$2,509,626	$1,465,883	$37,168,527

Investment Divisions
Invesco V.I. Comstock Series II	Invesco V.I. American Value Series II	Invesco V.I. Growth and Income Series II	Invesco V.I. Balanced-Risk Allocation Series II	Alger Capital Appreciation Class S	Alliance Bernstein VPS Growth & Income Class B	Alliance Bernstein VPS International Value Class B

$1,595,760	$172,081	$100,033	$—	$3,208	$25,627	$2,203,457

1,560,398	441,642	123,910	—	48,434	35,570	550,261

35,362	(269,561)	(23,877)	—	(45,226)	(9,943)	1,653,196

3,838,007	970,079	159,606	—	401,458	78,149	243,165
—	—	69,127	—	339,105	—	—

3,838,007	970,079	228,733	—	740,563	78,149	243,165
26,657,508	7,392,658	1,971,490	—	166,129	547,986	5,386,254

30,495,515	8,362,737	2,200,223	—	906,692	626,135	5,629,419

$30,530,877	$8,093,176	$2,176,346	$—	$861,466	$616,192	$7,282,615

B-11

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS Real Estate Investment Class B

Assets:
Shares owned in underlying fund	52,344	63,132	416,141
Net asset value per share (NAV)	41.62	20.18	11.22

Total Assets ( Shares x NAV)	$2,178,544	$1,273,996	$4,669,097

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	6,872	4,680	5,007

Net Assets	$2,171,672	$1,269,316	$4,664,090

Net Assets: Total
Contract Value in accumulation period	$2,149,419	$1,257,681	$4,651,734
Contracts in Payout (annuitization) period	22,253	11,635	12,356

Net Assets	$2,171,672	$1,269,316	$4,664,090

Total Units Outstanding	131,540	110,879	218,947

Unit Value (Accumulation, Lowest to Highest)	$15.62 to $16.41	$10.80 to $11.36	$19.95 to $21.49

Cost of Shares in Underlying Fund	$1,302,519	$1,050,171	$4,568,116

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS Real Estate Investment Class B

2013 Investment Income
Income:
Reinvested dividends	$—	$270	$63,353
Expenses:
Mortality expense risk and administrative charges	30,259	19,715	83,453

Net investment income/(expense)	(30,259)	(19,445)	(20,100)

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	76,707	43,112	(44,573)
Reinvested realized gain distributions	—	—	532,011

Net realized gain/(loss) on investments	76,707	43,112	487,438
Net change in unrealized appreciation/(depreciation) of investments	524,688	209,831	(316,470)

Net realized and unrealized gain/(loss) from investments	601,395	252,943	170,968

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$571,136	$233,498	$150,868

See notes to financial statements.

B-12

Investment Divisions
Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Dynamic Asset Allocation Class B	BlackRock Capital Appreciation V.I. Class III	BlackRock Global Allocation V.I. Class III	BlackRock Large Cap Core V.I. Class III	BlackRock Large Cap Value V.I. Class III	Columbia Variable Portfolio- Asset Allocation Class 2

107,000	4,889	15,735,233	266,482	8,902,572	96,023	72,279
14.10	11.68	9.76	15.58	33.66	13.12	14.94

$1,508,700	$57,101	$153,575,876	$4,151,797	$299,660,579	$1,259,820	$1,079,851

5,002	367	108,114	15,720	185,225	5,784	5,190

$1,503,698	$56,734	$153,467,762	$4,136,077	$299,475,354	$1,254,036	$1,074,661

$1,501,275	$56,734	$153,467,762	$4,136,077	$299,475,354	$1,254,036	$1,074,661
2,423	—	—	—	—	—	—

$1,503,698	$56,734	$153,467,762	$4,136,077	$299,475,354	$1,254,036	$1,074,661

108,980	4,851	11,884,393	285,179	15,699,517	69,254	60,137

$12.99 to $14.00	$11.63 to $11.70	$12.18 to $12.51	$12.91 to $15.80	$13.88 to $20.10	$16.77 to $18.45	$14.06 to $18.24

$993,014	$54,414	$135,833,001	$3,901,050	$212,193,118	$1,046,987	$887,578

Investment Divisions
Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Dynamic Asset Allocation Class B	BlackRock Capital Appreciation V.I. Class III	BlackRock Global Allocation V.I. Class III	BlackRock Large Cap Core V.I. Class III	BlackRock Large Cap Value V.I. Class III	Columbia Variable Portfolio- Asset Allocation Class 2

$29,949	$64	$1,850	$41,898	$2,109,703	$12,197	$20,436

24,064	361	1,815,467	57,613	3,839,819	21,934	17,024

5,885	(297)	(1,813,617)	(15,715)	(1,730,116)	(9,737)	3,412

(8,038)	10	1,450,192	45,225	8,015,052	97,224	25,305
—	88	20,834,481	163,249	—	99,281	—

(8,038)	98	22,284,673	208,474	8,015,052	196,505	25,305
423,256	2,615	15,011,472	226,392	65,887,858	146,861	109,149

415,218	2,713	37,296,145	434,866	73,902,910	343,366	134,454

$421,103	$2,416	$35,482,528	$419,151	$72,172,794	$333,629	$137,866

B-13

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Columbia Variable Portfolio- Small Cap Value Class 2	Columbia Variable Portfolio- Small Company Growth Class 2	Columbia Variable Portfolio- Marsico 21st Century Class 2

Assets:
Shares owned in underlying fund	4,462,334	18,458	12,534
Net asset value per share (NAV)	20.39	17.77	16.56

Total Assets (Shares x NAV)	$90,986,994	$328,002	$207,561

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	75,015	2,700	1,589

Net Assets	$90,911,979	$325,302	$205,972

Net Assets: Total
Contract Value in accumulation period	$90,911,979	$325,302	$205,972
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$90,911,979	$325,302	$205,972

Total Units Outstanding	4,367,692	14,306	9,650

Unit Value (Accumulation, Lowest to Highest)	$14.18 to $23.60	$18.35 to $24.28	$16.34 to $22.26

Cost of Shares in Underlying Fund	$69,616,933	$250,623	$139,213

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Columbia Variable Portfolio- Small Cap Value Class 2	Columbia Variable Portfolio- Small Company Growth Class 2	Columbia Variable Portfolio- Marsico 21st Century Class 2

2013 Investment Income
Income:
Reinvested dividends	$827,746	$—	$424
Expenses:
Mortality expense risk and administrative charges	1,182,508	7,269	3,233

Net investment income/(expense)	(354,762)	(7,269)	(2,809)

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	2,815,743	58,378	1,291
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	2,815,743	58,378	1,291
Net change in unrealized appreciation/(depreciation) of investments	20,007,827	69,194	58,852

Net realized and unrealized gain/(loss) from investments	22,823,570	127,572	60,143

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$22,468,808	$120,303	$57,334

See notes to financial statements.

B-14

Investment Divisions
Columbia Variable Portfolio- Marsico Growth Class 2	Columbia Variable Portfolio- Seligman Global Technology Class 2	Davis Financial	Davis Real Estate	Davis Value	Wells Fargo Advantage VT International Equity Class 2	Wells Fargo Advantage VT Small Cap Value Class 2

18,401	2,558,011	156,253	295,927	4,553,462	41,196,748	25,866
29.99	25.31	15.08	10.56	13.48	5.50	10.71

$551,846	$64,743,269	$2,356,291	$3,124,985	$61,380,663	$226,582,114	$277,026

3,190	46,328	9,451	9,720	38,709	130,110	1,758

$548,656	$64,696,941	$2,346,840	$3,115,265	$61,341,954	$226,452,004	$275,268

$548,656	$64,696,941	$2,338,640	$3,100,720	$61,309,555	$226,452,004	$275,268
—	—	8,200	14,545	32,399	—	—

$548,656	$64,696,941	$2,346,840	$3,115,265	$61,341,954	$226,452,004	$275,268

24,364	2,942,125	152,174	243,813	4,155,682	13,534,559	14,860

$17.53 to $22.92	$15.07 to $22.16	$16.01 to $24.20	$12.20 to $12.80	$13.84 to $14.78	$14.06 to $16.84	$13.73 to $19.89

$403,811	$50,658,006	$1,569,307	$2,205,426	$43,434,878	$207,793,589	$231,686

Investment Divisions
Columbia Variable Portfolio- Marsico Growth Class 2	Columbia Variable Portfolio- Seligman Global Technology Class 2	Davis Financial	Davis Real Estate	Davis Value	Wells Fargo Advantage VT International Equity Class 2	Wells Fargo Advantage VT Small Cap Value Class 2

$466	$—	$12,806	$40,620	$488,884	$4,487,505	$1,865

11,517	847,886	34,878	56,089	892,702	3,065,164	4,534

(11,051)	(847,886)	(22,072)	(15,469)	(403,818)	1,422,341	(2,669)

68,528	1,978,442	54,426	(35,050)	(1,669,227)	2,671,116	3,615
—	568,092	—	—	4,134,441	10,435,408	—

68,528	2,546,534	54,426	(35,050)	2,465,214	13,106,524	3,615
120,909	10,939,703	515,903	(23,588)	14,086,877	20,799,568	28,963

189,437	13,486,237	570,329	(58,638)	16,552,091	33,906,092	32,578

$178,386	$12,638,351	$548,257	$(74,107)	$16,148,273	$35,328,433	$29,909

B-15

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Fidelity VIP Balanced Service Class 2	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

Assets:
Shares owned in underlying fund	274,287	14,884,881	1,090,875
Net asset value per share (NAV)	17.47	33.77	22.88

Total Assets (Shares x NAV)	$4,791,800	$502,662,432	$24,959,216

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	4,650	286,745	24,024

Net Assets	$4,787,150	$502,375,687	$24,935,192

Net Assets: Total
Contract Value in accumulation period	$4,786,939	$502,081,956	$24,931,887
Contracts in Payout (annuitization) period	211	293,731	3,305

Net Assets	$4,787,150	$502,375,687	$24,935,192

Total Units Outstanding	297,393	24,584,227	1,611,682

Unit Value (Accumulation, Lowest to Highest)	$15.42 to $16.20	$18.57 to $23.91	$14.43 to $15.55

Cost of Shares in Underlying Fund	$3,678,426	$341,595,744	$16,956,663

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Fidelity VIP Balanced Service Class 2	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

2013 Investment Income
Income:
Reinvested dividends	$59,861	$3,787,798	$537,469
Expenses:
Mortality expense risk and administrative charges	70,800	6,659,203	370,801

Net investment income/(expense)	(10,939)	(2,871,405)	166,668

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	39,404	11,705,784	(491,862)
Reinvested realized gain distributions	204,499	132,647	1,588,598

Net realized gain/(loss) on investments	243,903	11,838,431	1,096,736
Net change in unrealized appreciation/(depreciation) of investments	501,043	106,065,583	4,322,647

Net realized and unrealized gain/(loss) from investments	744,946	117,904,014	5,419,383

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$734,007	$115,032,609	$5,586,051

See notes to financial statements.

B-16

Investment Divisions
Fidelity VIP Growth Service Class 2	Fidelity VIP Investment Grade Bond Service Class 2	Fidelity VIP Mid Cap Service Class 2	Fidelity VIP Overseas Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Templeton Global Bond Securities Class 2	Templeton Growth Securities Class 2

38,744	7,157,285	7,363,593	16,163	—	463,285	493,060
56.57	12.09	35.60	20.47	—	18.60	15.23

$2,191,729	$86,531,577	$262,143,900	$330,847	$—	$8,617,093	$7,509,304

7,773	60,964	162,194	2,403	—	17,070	14,646

$2,183,956	$86,470,613	$261,981,706	$328,444	$—	$8,600,023	$7,494,658

$2,174,741	$86,469,680	$261,861,424	$328,444	$—	$8,600,023	$7,433,641
9,215	933	120,282	—	—	—	61,017

$2,183,956	$86,470,613	$261,981,706	$328,444	$—	$8,600,023	$7,494,658

139,419	6,639,957	10,857,193	16,885	—	637,899	457,066

$15.51 to $16.23	$10.52 to $12.78	$16.25 to $24.71	$15.54 to $19.74	$—	$11.79 to $14.54	$16.69 to $21.61

$1,181,781	$88,061,769	$211,749,290	$247,521	$—	$8,774,885	$6,032,886

Investment Divisions
Fidelity VIP Growth Service Class 2	Fidelity VIP Investment Grade Bond Service Class 2	Fidelity VIP Mid Cap Service Class 2	Fidelity VIP Overseas Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Templeton Global Bond Securities Class 2	Templeton Growth Securities Class 2

$919	$1,930,025	$646,371	$3,289	$—	$370,438	$188,854

32,177	1,266,612	3,574,290	5,126	—	119,293	110,524

(31,258)	663,413	(2,927,919)	(1,837)	—	251,145	78,330

124,316	303,724	9,068,369	5,262	—	6,835	(181,633)
1,398	1,103,863	31,056,840	1,134	—	95,642	—

125,714	1,407,587	40,125,209	6,396	—	102,477	(181,633)
491,424	(5,108,321)	33,634,697	68,973	—	(350,464)	1,885,014

617,138	(3,700,734)	73,759,906	75,369	—	(247,987)	1,703,381

$585,880	$(3,037,321)	$70,831,987	$73,532	$—	$3,158	$1,781,711

B-17

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Templeton Foreign Securities Class 2	Franklin Income Securities Class 2	Mutual Shares Securities Class 2

Assets:
Shares owned in underlying fund	3,294,393	345,494	147,078
Net asset value per share (NAV)	17.24	16.07	21.63

Total Assets (Shares x NAV)	$56,795,337	$5,552,092	$3,181,302

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	44,591	17,022	10,253

Net Assets	$56,750,746	$5,535,070	$3,171,049

Net Assets: Total
Contract Value in accumulation period	$56,750,746	$5,535,070	$3,171,049
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$56,750,746	$5,535,070	$3,171,049

Total Units Outstanding	3,181,575	304,996	176,303

Unit Value (Accumulation, Lowest to Highest)	$17.64 to $17.86	$13.70 to $19.33	$15.73 to $20.20

Cost of Shares in Underlying Fund	$48,041,700	$5,066,165	$2,354,359

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Templeton Foreign Securities Class 2	Franklin Income Securities Class 2	Mutual Shares Securities Class 2

2013 Investment Income
Income:
Reinvested dividends	$890,420	$311,469	$60,663
Expenses:
Mortality expense risk and administrative charges	586,222	79,422	48,039

Net investment income/(expense)	304,198	232,047	12,624

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	896,566	27,166	36,037
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	896,566	27,166	36,037
Net change in unrealized appreciation/(depreciation) of investments	6,927,960	307,111	603,993

Net realized and unrealized gain/(loss) from investments	7,824,526	334,277	640,030

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$8,128,724	$566,324	$652,654

See notes to financial statements.

B-18

Investment Divisions
Franklin U.S. Government Class 2	Franklin Rising Dividends Securities Class 2	Franklin Small Cap Value Securities Class 2	Franklin Growth & Income Securities Class 2	MFS Research Bond Service Class	MFS Core Equity Service Class	MFS Growth Service Class

18,923,732	913,967	4,401,746	—	5,518,470	14,999	65,578
12.65	27.62	24.07	—	12.92	23.48	38.22

$239,385,216	$25,243,759	$105,950,020	$—	$71,298,638	$352,176	$2,506,404

140,808	16,641	74,734	—	58,645	1,812	9,954

$239,244,408	$25,227,118	$105,875,286	$—	$71,239,993	$350,364	$2,496,450

$239,244,408	$25,195,156	$105,822,044	$—	$71,095,013	$341,689	$2,476,908
—	31,962	53,242	—	144,980	8,675	19,542

$239,244,408	$25,227,118	$105,875,286	$—	$71,239,993	$350,364	$2,496,450

22,937,218	1,425,959	4,259,105	—	6,875,481	20,085	116,373

$9.52 to $10.72	$16.52 to $17.81	$19.08 to $27.10	$—	$9.95 to $10.42	$16.37 to $17.04	$18.49 to $24.92

$249,227,067	$16,268,443	$63,448,199	$—	$72,129,170	$212,875	$1,616,867

Investment Divisions
Franklin U.S. Government Class 2	Franklin Rising Dividends Securities Class 2	Franklin Small Cap Value Securities Class 2	Franklin Growth & Income Securities Class 2	MFS Research Bond Service Class	MFS Core Equity Service Class	MFS Growth Service Class

$6,132,882	$383,292	$1,320,608	$—	$740,615	$2,550	$2,791

3,205,300	377,322	1,478,426	—	901,724	5,205	35,831

2,927,582	5,970	(157,818)	—	(161,109)	(2,655)	(33,040)

62,557	742,317	9,232,029	—	149,706	22,563	210,081
—	—	1,704,289	—	298,698	—	17,039

62,557	742,317	10,936,318	—	448,404	22,563	227,120
(11,094,674)	5,220,886	18,822,503	—	(1,921,783)	69,794	466,219

(11,032,117)	5,963,203	29,758,821	—	(1,473,379)	92,357	693,339

$(8,104,535)	$5,969,173	$29,601,003	$—	$(1,634,488)	$89,702	$660,299

B-19

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	MFS Investors Trust Service Class	MFS New Discovery Series Service Class	MFS Strategic Income Service Class

Assets:
Shares owned in underlying fund	34,375	136,358	105,849
Net asset value per share (NAV)	29.72	21.02	9.93

Total Assets (Shares x NAV)	$1,021,624	$2,866,250	$1,051,077

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	4,039	9,318	3,580

Net Assets	$1,017,585	$2,856,932	$1,047,497

Net Assets: Total
Contract Value in accumulation period	$1,006,251	$2,846,991	$1,047,497
Contracts in Payout (annuitization) period	11,334	9,941	—

Net Assets	$1,017,585	$2,856,932	$1,047,497

Total Units Outstanding	56,613	133,145	73,430

Unit Value (Accumulation, Lowest to Highest)	$16.15 to $17.85	$19.27 to $20.76	$13.28 to $14.32

Cost of Shares in Underlying Fund	$719,753	$2,214,753	$1,113,953

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	MFS Investors Trust Service Class	MFS New Discovery Series Service Class	MFS Strategic Income Service Class

2013 Investment Income
Income:
Reinvested dividends	$9,106	$—	$129,792
Expenses:
Mortality expense risk and administrative charges	15,105	41,307	18,272

Net investment income/(expense)	(5,999)	(41,307)	111,520

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	28,572	92,241	22,678
Reinvested realized gain distributions	—	21,774	—

Net realized gain/(loss) on investments	28,572	114,015	22,678
Net change in unrealized appreciation/(depreciation) of investments	224,570	710,149	(140,045)

Net realized and unrealized gain/(loss) from investments	253,142	824,164	(117,367)

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$247,143	$782,857	$(5,847)

See notes to financial statements.

B-20

Investment Divisions
MFS Total Return Service Class	MFS Utilities Service Class	MFS Value Service Class	MFS Technology Service Class	MFS New Discovery Portfolio Service Class	MFS International Value Service Class	Oppenheimer Capital Appreciation/VA Service Class

745,124	2,471,200	68,803	1,541,753	705,848	—	1,698,734
23.12	31.47	19.03	10.35	22.27	—	57.37

$17,227,266	$77,768,662	$1,309,323	$15,957,140	$15,719,241	$—	$97,456,345

11,144	68,865	6,065	23,969	23,133	—	56,177

$17,216,122	$77,699,797	$1,303,258	$15,933,171	$15,696,108	$—	$97,400,168

$17,147,537	$77,699,797	$1,303,258	$15,933,171	$15,696,108	$—	$97,400,168
68,585	—	—	—	—	—	—

$17,216,122	$77,699,797	$1,303,258	$15,933,171	$15,696,108	$—	$97,400,168

1,149,595	4,119,789	63,611	1,574,466	640,152	—	4,371,047

$13.94 to $15.02	$13.08 to $21.26	$17.48 to $21.77	$10.01 to $10.13	$24.25 to $24.55	$—	$16.73 to $22.45

$14,215,870	$64,574,467	$967,941	$12,663,382	$12,463,909	$—	$64,015,106

Investment Divisions
MFS Total Return Service Class	MFS Utilities Service Class	MFS Value Service Class	MFS Technology Service Class	MFS New Discovery Portfolio Service Class	MFS International Value Service Class	Oppenheimer Capital Appreciation/VA Service Class

$273,017	$1,518,334	$11,494	$—	$—	$—	$664,221

258,264	1,022,581	18,469	159,265	160,096	—	1,312,837

14,753	495,753	(6,975)	(159,265)	(160,096)	—	(648,616)

162,353	2,097,151	44,404	230,498	181,727	—	3,618,552
—	1,351,104	3,527	10,988	182,922	—	—

162,353	3,448,255	47,931	241,486	364,649	—	3,618,552
2,477,321	7,721,335	261,530	3,170,822	3,174,352	—	18,895,026

2,639,674	11,169,590	309,461	3,412,308	3,539,001	—	22,513,578

$2,654,427	$11,665,343	$302,486	$3,253,043	$3,378,905	$—	$21,864,962

B-21

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Oppenheimer International Growth/VA Service Class	Oppenheimer Main Street Small-Cap/VA Service Class	Oppenheimer Global Strategic Income/VA Service Class

Assets:
Shares owned in underlying fund	544,537	6,866,066	53,170,416
Net asset value per share (NAV)	2.66	27.53	5.50

Total Assets (Shares x NAV)	$1,448,469	$189,022,790	$292,437,285

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	6,346	120,467	168,926

Net Assets	$1,442,123	$188,902,323	$292,268,359

Net Assets: Total
Contract Value in accumulation period	$1,442,123	$188,902,323	$292,268,359
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$1,442,123	$188,902,323	$292,268,359

Total Units Outstanding	65,923	7,774,495	21,210,065

Unit Value (Accumulation, Lowest to Highest)	$16.25 to $23.36	$18.73 to $28.69	$10.47 to $14.61

Cost of Shares in Underlying Fund	$1,101,944	$126,185,828	$294,486,675

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Oppenheimer International Growth/VA Service Class	Oppenheimer Main Street Small-Cap/VA Service Class	Oppenheimer Global Strategic Income/VA Service Class

2013 Investment Income
Income:
Reinvested dividends	$13,537	$1,166,853	$12,277,235
Expenses:
Mortality expense risk and administrative charges	20,933	2,445,482	3,922,097

Net investment income/(expense)	(7,396)	(1,278,629)	8,355,138

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	40,108	13,219,627	1,904,897
Reinvested realized gain distributions	—	2,014,413	—

Net realized gain/(loss) on investments	40,108	15,234,040	1,904,897
Net change in unrealized appreciation/(depreciation) of investments	238,965	39,932,360	(15,112,176)

Net realized and unrealized gain/(loss) from investments	279,073	55,166,400	(13,207,279)

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$271,677	$53,887,771	$(4,852,141)

See notes to financial statements.

B-22

Investment Divisions
PIMCO Low Duration Advisor Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class	PIMCO VIT Global Multi Asset Managed Volatility Advisor Class	PIMCO VIT Unconstrained Bond Advisor Class	Pioneer Disciplined Value VCT Class II	Pioneer Equity Income VCT Class II

328,671	247,772	43,335,906	—	—	16,216,588	2,736,912
10.61	12.60	10.98	—	—	14.29	27.20

$3,487,199	$3,121,933	$475,828,248	$—	$—	$231,735,041	$74,443,998

12,373	11,044	271,030	—	—	133,175	54,284

$3,474,826	$3,110,889	$475,557,218	$—	$—	$231,601,866	$74,389,714

$3,474,826	$3,110,889	$475,557,218	$—	$—	$231,601,866	$74,389,714
—	—	—	—	—	—	—

$3,474,826	$3,110,889	$475,557,218	$—	$—	$231,601,866	$74,389,714

298,436	245,515	40,380,571	—	—	13,113,773	5,444,618

$10.15 to $11.84	$10.43 to $13.06	$10.49 to $12.67	$—	$—	$15.17 to $17.77	$16.89 to $20.76

$3,463,330	$3,520,711	$490,034,492	$—	$—	$176,496,617	$63,795,605

Investment Divisions
PIMCO Low Duration Advisor Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class	PIMCO VIT Global Multi Asset Managed Volatility Advisor Class	PIMCO VIT Unconstrained Bond Advisor Class	Pioneer Disciplined Value VCT Class II	Pioneer Equity Income VCT Class II

$50,066	$54,421	$9,085,241	$—	$—	$3,195,572	$1,257,412

57,505	66,282	6,145,825	—	—	3,090,614	771,815

(7,439)	(11,861)	2,939,416	—	—	104,958	485,597

12,086	(36,406)	422,652	—	—	7,226,033	506,025
—	26,639	4,137,199	—	—	8,728,557	—

12,086	(9,767)	4,559,851	—	—	15,954,590	506,025
(69,796)	(485,239)	(22,244,478)	—	—	34,201,214	10,565,289

(57,710)	(495,006)	(17,684,627)	—	—	50,155,804	11,071,314

$(65,149)	$(506,867)	$(14,745,211)	$—	$—	$50,260,762	$11,556,911

B-23

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Pioneer Fund VCT Class II	Pioneer Mid Cap Value VCT Class II	Pioneer Bond VCT Class II

Assets:
Shares owned in underlying fund	1,931	8,304,425	—
Net asset value per share (NAV)	26.28	22.79	—

Total Assets (Shares x NAV)	$50,735	$189,257,849	$—

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	1,513	112,768	—

Net Assets	$49,222	$189,145,081	$—

Net Assets: Total
Contract Value in accumulation period	$49,222	$189,145,081	$—
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$49,222	$189,145,081	$—

Total Units Outstanding	2,511	9,244,443	—

Unit Value (Accumulation, Lowest to Highest)	$16.39 to $20.55	$15.82 to $20.59	$—

Cost of Shares in Underlying Fund	$43,941	$134,714,846	$—

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Pioneer Fund VCT Class II	Pioneer Mid Cap Value VCT Class II	Pioneer Bond VCT Class II

2013 Investment Income
Income:
Reinvested dividends	$402	$1,323,614	$—
Expenses:
Mortality expense risk and administrative charges	857	2,555,540	—

Net investment income/(expense)	(455)	(1,231,926)	—

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	139	9,045,726	—
Reinvested realized gain distributions	1,625	—	—

Net realized gain/(loss) on investments	1,764	9,045,726	—
Net change in unrealized appreciation/(depreciation) of investments	8,850	39,681,036	—

Net realized and unrealized gain/(loss) from investments	10,614	48,726,762	—

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$10,159	$47,494,836	$—

See notes to financial statements.

B-24

Investment Divisions
American Century VP Mid Cap Value Class II	American Century VP Inflation Protection Class II	Dreyfus Appreciation Service Class	Ivy VIP Mid Cap Growth	Ivy VIP Global Bond	Ivy VIP High Income	Putnam VT Equity Income IB Shares

2,485,230	—	778,476	4,005,548	—	—	2,441,514
18.48	—	47.69	10.72	—	—	20.40

$45,927,051	$—	$37,125,528	$42,952,691	$—	$—	$49,806,891

36,293	—	31,792	38,012	—	—	35,570

$45,890,758	$—	$37,093,736	$42,914,679	$—	$—	$49,771,321

$45,890,758	$—	$37,093,736	$42,914,679	$—	$—	$49,771,321
—	—	—	—	—	—	—

$45,890,758	$—	$37,093,736	$42,914,679	$—	$—	$49,771,321

2,440,544	—	767,263	3,961,211	—	—	2,447,855

$18.60 to $18.82	$—	$47.82 to $48.40	$10.72 to $10.85	$—	$—	$20.11 to $20.35

$38,589,442	$—	$33,134,476	$36,065,604	$—	$—	$40,877,396

Investment Divisions
American Century VP Mid Cap Value Class II	American Century VP Inflation Protection Class II	Dreyfus Appreciation Service Class	Ivy VIP Mid Cap Growth	Ivy VIP Global Bond	Ivy VIP High Income	Putnam VT Equity Income IB Shares

$352,251	$—	$458,496	$—	$—	$—	$536,575

477,065	—	377,870	439,282	—	—	509,392

(124,814)	—	80,626	(439,282)	—	—	27,183

449,908	—	49,786	515,122	—	—	631,609
372,605	—	47,269	888,051	—	—	—

822,513	—	97,055	1,403,173	—	—	631,609
6,679,160	—	4,219,110	6,156,112	—	—	7,951,512

7,501,673	—	4,316,165	7,559,285	—	—	8,583,121

$7,376,859	$—	$4,396,791	$7,120,003	$—	$—	$8,610,304

B-25

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Putnam VT Absolute Return 500 IB Shares	Putnam VT Small Cap Value IB Shares	ALPS/Alerian Energy Infastructure Class III

Assets:
Shares owned in underlying fund	—	—	—
Net asset value per share (NAV)	—	—	—

Total Assets (Shares x NAV)	$—	$—	$—

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$—	$—	$—

Net Assets: Total
Contract Value in accumulation period	$—	$—	$—
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$—	$—	$—

Total Units Outstanding	—	—	—

Unit Value (Accumulation, Lowest to Highest)	$—	$—	$—

Cost of Shares in Underlying Fund	$—	$—	$—

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Putnam VT Absolute Return 500 IB Shares	Putnam VT Small Cap Value IB Shares	ALPS/Alerian Energy Infastructure Class III

2013 Investment Income
Income:
Reinvested dividends	$—	$—	$—
Expenses:
Mortality expense risk and administrative charges	—	—	—

Net investment income/(expense)	—	—	—

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	—	—	—
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—	—

Net realized and unrealized gain/(loss) from investments	—	—	—

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$—	$—	$—

See notes to financial statements.

B-26

Investment Divisions
DWS Alternative Asset Allocation VIP Class B	Janus Aspen Enterprise Service Shares	Janus Aspen Global Technology Service Shares	Lazard Retirement Multi-Asset Targeted Volatility Service Shares	ClearBridge Small Cap Growth Class II	Legg Mason Dynamic Multi Strategy VIT Class II	Merger Fund VL

—	—	—	—	—	—	—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

$—	$—	$—	$—	$—	$—	$—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

$—	$—	$—	$—	$—	$—	$—

Investment Divisions
DWS Alternative Asset Allocation VIP Class B	Janus Aspen Enterprise Service Shares	Janus Aspen Global Technology Service Shares	Lazard Retirement Multi-Asset Targeted Volatility Service Shares	ClearBridge Small Cap Growth Class II	Legg Mason Dynamic Multi Strategy VIT Class II	Merger Fund VL

$—	$—	$—	$—	$—	$—	$—

—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

B-27

The Guardian Separate Account R

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2013 (continued)

	Mariner Hyman Beck Class II	Guggenheim VT Multi-Hedge Strategies	Guggenheim VT US Long Short Momentum

Assets:
Shares owned in underlying fund	—	—	—
Net asset value per share (NAV)	—	—	—

Total Assets (Shares x NAV)	$—	$—	$—

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$—	$—	$—

Net Assets: Total
Contract Value in accumulation period	$—	$—	$—
Contracts in Payout (annuitization) period	—	—	—

Net Assets	$—	$—	$—

Total Units Outstanding	—	—	—

Unit Value (Accumulation, Lowest to Highest)	$—	$—	$—

Cost of Shares in Underlying Fund	$—	$—	$—

STATEMENTS OF OPERATIONS Year Ended December 31, 2013 (continued)

	Mariner Hyman Beck Class II	Guggenheim VT Multi-Hedge Strategies	Guggenheim VT US Long Short Momentum

2013 Investment Income
Income:
Reinvested dividends	$—	$—	$—
Expenses:
Mortality expense risk and administrative charges	—	—	—

Net investment income/(expense)	—	—	—

2013 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	—	—	—
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—	—

Net realized and unrealized gain/(loss) from investments	—	—	—

2013 Net Increase/(Decrease) in Net Assets Resulting from Operations	$—	$—	$—

See notes to financial statements.

B-28

Investment Divisions
T. Rowe Price Health Sciences Portfolio II	UIF Emerging Markets Equity Class II	Van Eck VIP Global Hard Assets Service Class	Virtus Real Estate Securities Series

—	—	—	—
—	—	—	—

$—	$—	$—	$—

—	—	—	—

$—	$—	$—	$—

$—	$—	$—	$—
—	—	—	—

$—	$—	$—	$—

—	—	—	—

$—	$—	$—	$—

$—	$—	$—	$—

Investment Divisions
T. Rowe Price Health Sciences Portfolio II	UIF Emerging Markets Equity Class II	Van Eck VIP Global Hard Assets Service Class	Virtus Real Estate Securities Series

$—	$—	$—	$—

—	—	—	—

—	—	—	—

—	—	—	—
—	—	—	—

—	—	—	—
—	—	—	—

—	—	—	—

$—	$—	$—	$—

B-29

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013

	RS Large Cap Alpha VIP Series	RS S&P 500 Index VIP Series

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$2,092,308	$283,040
Net realized gain/(loss) from sale of investments	4,070,286	480,726
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	35,312,469	5,043,553

Net increase/(decrease) resulting from operations	41,475,063	5,807,319

2012 Contract Transactions
Contract purchase payments	59,085,245	900,272
Transfers between investment divisions, net	(2,312,168)	9,102,858
Transfers on account of death	(1,152,235)	(86,712)
Transfers for annuity benefits, surrenders and partial withdrawals	(7,188,162)	(3,155,917)
Contract fees	(24,142)	(12,395)
Transfers–other	(3,211,285)	(232,098)

Net increase/(decrease) from contract transactions	45,197,253	6,516,008

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	86,672,316	12,323,327
Net Assets at December 31, 2011	252,551,288	39,123,982

Net Assets at December 31, 2012	$339,223,604	$51,447,309

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(829,779)	$195,521
Net realized gain/(loss) from sale of investments	21,912,267	1,440,726
Reinvested realized gain distributions	14,055,650	—
Net change in unrealized appreciation/(depreciation) of investments	81,351,805	13,142,710

Net increase/(decrease) resulting from operations	116,489,943	14,778,957

2013 Contract Transactions
Contract purchase payments	5,410,677	1,093,204
Transfers between investment divisions, net	(40,877,865)	(581,027)
Transfers on account of death	(1,748,030)	(224,973)
Transfers for annuity benefits, surrenders and partial withdrawals	(11,338,208)	(4,587,648)
Contract fees	(42,711)	(12,032)
Transfers–other	(4,469,901)	(230,743)

Net increase/(decrease) from contract transactions	(53,066,038)	(4,543,219)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	63,423,905	10,235,738
Net Assets at December 31, 2012	339,223,604	51,447,309

Net Assets at December 31, 2013	$402,647,509	$61,683,047

See notes to financial statements.

B-30

Investment Divisions
RS High Yield VIP Series	RS Low Duration Bond VIP Series	RS Partners VIP Series	RS Small Cap Growth Equity VIP Series	RS International VIP Series	RS Emerging Markets VIP Series	RS Investment Quality Bond VIP Series

$936,995	$1,210,319	$(33,354)	$(219,809)	$(190,996)	$(172,500)	$6,510,586
(31,072)	179,369	616,290	48,710	(1,725,576)	(1,915,925)	2,691,862
—	75,172	—	—	—	649,589	6,531,863
1,338,919	955,277	(185,319)	1,955,312	10,300,187	3,550,413	1,877,168

2,244,842	2,420,137	397,617	1,784,213	8,383,615	2,111,577	17,611,479

524,076	52,251,709	523,854	507,214	572,477	1,132,249	79,767,547
483,374	15,389,633	(6,590,673)	352,498	79,232	(315,811)	21,709,636
(78,832)	(641,354)	(2,050)	(17,111)	(288,418)	(132,850)	(1,624,025)
(1,616,479)	(4,307,411)	(151,773)	(1,233,023)	(3,157,061)	(2,642,950)	(15,090,413)
(4,798)	(19,962)	(792)	(5,094)	(12,766)	(9,630)	(56,013)
(138,430)	(1,538,498)	(1,879)	(53,701)	(372,015)	(25,642)	(3,486,330)

(831,089)	61,134,117	(6,223,313)	(449,217)	(3,178,551)	(1,994,634)	81,220,402

—	—	—	—	—	—	—

1,413,753	63,554,254	(5,825,696)	1,334,996	5,205,064	116,943	98,831,881
17,653,966	124,156,564	5,825,696	13,029,461	49,213,099	18,518,270	326,586,315

$19,067,719	$187,710,818	$—	$14,364,457	$54,418,163	$18,635,213	$425,418,196

$936,198	$714,332	$—	$(283,985)	$(80,078)	$(220,120)	$6,313,408
949,996	228,256	—	1,124,652	(776,144)	59,616	975,595
—	19,408	—	3,010,809	14,753,235	2,408,981	2,174,987
(908,615)	(3,488,703)	—	2,955,188	(4,504,964)	(3,210,888)	(23,237,804)

977,579	(2,526,707)	—	6,806,664	9,392,049	(962,411)	(13,773,814)

466,033	23,032,013	—	1,092,647	502,083	1,556,279	35,505,836
105,228	27,498,927	—	60,185	(1,113,075)	(123,469)	67,503,473
(244,372)	(1,336,337)	—	(23,923)	(409,497)	(25,164)	(3,368,840)
(1,971,505)	(5,886,081)	—	(1,636,093)	(4,578,258)	(2,361,856)	(21,779,223)
(4,282)	(23,367)	—	(4,927)	(11,566)	(7,706)	(57,218)
(98,031)	(2,507,090)	—	(55,128)	(371,025)	(20,860)	(4,877,478)

(1,746,929)	40,778,065	—	(567,239)	(5,981,338)	(982,776)	72,926,550

—	—	—	—	—	—	—

(769,350)	38,251,358	—	6,239,425	3,410,711	(1,945,187)	59,152,736
19,067,719	187,710,818	—	14,364,457	54,418,163	18,635,213	425,418,196

$18,298,369	$225,962,176	$—	$20,603,882	$57,828,874	$16,690,026	$484,570,932

B-31

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	RS Global Natural Resources VIP Series	RS Value VIP Series

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(26,971)	$(1,677)
Net realized gain/(loss) from sale of investments	247,705	(28,199)
Reinvested realized gain distributions	—	2,053
Net change in unrealized appreciation/(depreciation) of investments	(221,164)	46,336

Net increase/(decrease) resulting from operations	(430)	18,513

2012 Contract Transactions
Contract purchase payments	295,168	1,965
Transfers between investment divisions, net	(5,257,696)	(425,068)
Transfers on account of death	—	—
Transfers for annuity benefits, surrenders and partial withdrawals	(314,272)	(1,465)
Contract fees	(705)	(46)
Transfers–other	(1,795)	(382)

Net increase/(decrease) from contract transactions	(5,279,300)	(424,996)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	(5,279,730)	(406,483)
Net Assets at December 31, 2011	5,279,730	406,483

Net Assets at December 31, 2012	$—	$—

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	—	—
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—

Net increase/(decrease) resulting from operations	—	—

2013 Contract Transactions
Contract purchase payments	—	—
Transfers between investment divisions, net	—	—
Transfers on account of death	—	—
Transfers for annuity benefits, surrenders and partial withdrawals	—	—
Contract fees	—	—
Transfers–other	—	—

Net increase/(decrease) from contract transactions	—	—

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	—	—
Net Assets at December 31, 2012	—	—

Net Assets at December 31, 2013	$—	$—

See notes to financial statements.

B-32

Investment Divisions
RS Money Market VIP Series	Gabelli Capital Asset	Value Line Centurion	Value Line Strategic Asset Management Trust	Invesco V.I. American Franchise Series II	Invesco V.I. Value Opportunities Series II	Invesco V.I. Global Real Estate Series II

$(413,671)	$(12,307)	$(15,693)	$(67,138)	$(166,148)	$(6,115)	$(5,778)
—	62,686	62,285	(104,409)	(50,541)	(67,995)	5,211
—	731,531	—	129,644	—	—	—
—	574,090	84,105	961,658	1,378,627	276,261	114,566

(413,671)	1,356,000	130,697	919,755	1,161,938	202,151	113,999

1,720,434	112,347	25,382	262,663	71,654	28,175	88,893
(114,136)	(53,061)	(118,655)	188,917	101,024	(33,219)	126,064
(79,164)	(63,254)	—	(18,420)	(17,268)	—	—
(4,653,959)	(1,287,935)	(93,596)	(940,409)	(1,052,226)	(91,753)	(17,991)
(13,554)	(5,507)	(401)	(4,320)	(3,565)	(770)	(134)
28,444	(18,360)	(2,344)	(15,317)	(68,263)	(5,259)	40

(3,111,935)	(1,315,770)	(189,614)	(526,886)	(968,644)	(102,826)	196,872

180,679	—	—	—	—	—	—

(3,344,927)	40,230	(58,917)	392,869	193,294	99,325	310,871
29,047,482	9,515,123	1,037,683	6,876,258	10,537,882	1,314,441	366,080

$25,702,555	$9,555,353	$978,766	$7,269,127	$10,731,176	$1,413,766	$676,951

$(330,535)	$(98,690)	$(11,642)	$(55,938)	$(143,692)	$(7,734)	$14,278
—	335,256	53,764	(19,825)	66,726	124,120	38,338
—	872,369	—	606,142	—	—	—
—	2,079,581	237,702	835,969	3,591,574	310,319	(44,991)

(330,535)	3,188,516	279,824	1,366,348	3,514,608	426,705	7,625

1,726,030	117,440	53,315	137,087	63,078	40,374	6,162
(1,732,227)	207,647	25,141	(33,630)	(1,235,933)	(29,188)	(35,930)
(215,350)	(3,208)	—	(8,161)	—	—	(520)
(4,174,638)	(1,438,334)	(90,839)	(755,455)	(1,842,211)	(176,727)	(18,538)
(13,055)	(4,991)	(338)	(3,523)	(3,240)	(669)	(194)
(13,562)	(16,208)	(3,294)	(14,180)	(65,211)	(2,671)	—

(4,422,802)	(1,137,654)	(16,015)	(677,862)	(3,083,517)	(168,881)	(49,020)

20,743	—	—	—	—	—	—

(4,732,594)	2,050,862	263,809	688,486	431,091	257,824	(41,395)
25,702,555	9,555,353	978,766	7,269,127	10,731,176	1,413,766	676,951

$20,969,961	$11,606,215	$1,242,575	$7,957,613	$11,162,267	$1,671,590	$635,556

B-33

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Invesco V.I. Government Securities Series II	Invesco V.I. Mid Cap Core Equity Series II

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$97,113	$(249,565)
Net realized gain/(loss) from sale of investments	(49,119)	(55,924)
Reinvested realized gain distributions	—	178,069
Net change in unrealized appreciation/(depreciation) of investments	3,745	1,274,129

Net increase/(decrease) resulting from operations	51,739	1,146,709

2012 Contract Transactions
Contract purchase payments	73,903	13,391,849
Transfers between investment divisions, net	(531,080)	2,764,136
Transfers on account of death	(18,118)	(13,321)
Transfers for annuity benefits, surrenders and partial withdrawals	(1,112,448)	(346,096)
Contract fees	(2,784)	(2,029)
Transfers–other	(25,679)	(107,095)

Net increase/(decrease) from contract transactions	(1,616,206)	15,687,444

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	(1,564,467)	16,834,153
Net Assets at December 31, 2011	8,475,873	8,171,470

Net Assets at December 31, 2012	$6,911,406	$25,005,623

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$92,941	$(288,604)
Net realized gain/(loss) from sale of investments	(45,129)	410,072
Reinvested realized gain distributions	—	2,378,895
Net change in unrealized appreciation/(depreciation) of investments	(309,480)	4,682,424

Net increase/(decrease) resulting from operations	(261,668)	7,182,787

2013 Contract Transactions
Contract purchase payments	42,333	7,829,336
Transfers between investment divisions, net	(69,697)	(599,259)
Transfers on account of death	(42,232)	(132,488)
Transfers for annuity benefits, surrenders and partial withdrawals	(1,262,838)	(652,501)
Contract fees	(2,263)	(3,678)
Transfers–other	(23,238)	(360,691)

Net increase/(decrease) from contract transactions	(1,357,935)	6,080,719

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	(1,619,603)	13,263,506
Net Assets at December 31, 2012	6,911,406	25,005,623

Net Assets at December 31, 2013	$5,291,803	$38,269,129

See notes to financial statements.

B-34

Investment Divisions
Invesco V.I. Core Equity Series II	Invesco V.I. International Growth Series II	Invesco V.I. Small Cap Equity Series II	Invesco V.I. Comstock Series II	Invesco V.I. American Value Series II	Invesco V.I. Growth and Income Series II	Invesco V.I. Balanced-Risk Allocation Series II

$(188,488)	$55,133	$(257,479)	$215,295	$(102,207)	$(20,656)	$—
717	(45,120)	(8,900)	122,283	63,708	(32,070)	—
—	—	—	—	—	—	—
4,697,290	5,227,208	2,008,633	7,284,730	1,816,782	969,318	—

4,509,519	5,237,221	1,742,254	7,622,308	1,778,283	916,592	—

44,533,308	37,090,773	15,572,502	48,728,622	13,446,932	70,353	—
7,679,274	5,751,565	2,599,601	5,209,592	1,391,816	(247,737)	—
(167,217)	(32,730)	—	—	—	(35,078)	—
(548,694)	(461,345)	(178,747)	(566,034)	(161,277)	(991,130)	—
(3,345)	(2,616)	(1,117)	(3,457)	(1,043)	(3,594)	—
(340,271)	(311,677)	(118,229)	(377,070)	(102,307)	(23,979)	—

51,153,055	42,033,970	17,874,010	52,991,653	14,574,121	(1,231,165)	—

—	—	—	—	—	—	—

55,662,574	47,271,191	19,616,264	60,613,961	16,352,404	(314,573)	—
21,467,691	19,187,996	7,442,421	23,642,805	6,766,599	7,683,522	—

$77,130,265	$66,459,187	$27,058,685	$84,256,766	$23,119,003	$7,368,949	$—

$(123,787)	$(246,532)	$(507,494)	$35,362	$(269,561)	$(23,877)	$—
1,748,249	758,851	1,161,189	3,838,007	970,079	159,606	—
—	—	371,771	—	—	69,127	—
21,171,409	12,701,544	9,315,281	26,657,508	7,392,658	1,971,490	—

22,795,871	13,213,863	10,340,747	30,530,877	8,093,176	2,176,346	—

25,244,067	19,170,977	9,088,602	27,704,674	8,212,297	144,912	—
(2,259,462)	1,428,984	(2,029,546)	(5,636,337)	(1,294,694)	(132,439)	—
(416,785)	(328,363)	(157,852)	(464,362)	(130,245)	(39,801)	—
(1,483,844)	(1,066,780)	(530,303)	(1,572,726)	(451,260)	(1,151,360)	—
(8,668)	(6,728)	(3,180)	(9,380)	(2,677)	(3,320)	—
(1,191,174)	(1,009,270)	(419,472)	(1,311,164)	(358,207)	(21,368)	—

19,884,134	18,188,820	5,948,249	18,710,705	5,975,214	(1,203,376)	—

—	—	—	—	—	—	—

42,680,005	31,402,683	16,288,996	49,241,582	14,068,390	972,970	—
77,130,265	66,459,187	27,058,685	84,256,766	23,119,003	7,368,949	—

$119,810,270	$97,861,870	$43,347,681	$133,498,348	$37,187,393	$8,341,919	$—

B-35

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Alger Capital Appreciation Class S	Alliance Bernstein VPS Growth & Income Class B

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(28,273)	$(4,996)
Net realized gain/(loss) from sale of investments	165,427	(218,053)
Reinvested realized gain distributions	987	—
Net change in unrealized appreciation/(depreciation) of investments	247,727	511,308

Net increase/(decrease) resulting from operations	385,868	288,259

2012 Contract Transactions
Contract purchase payments	210,177	61,809
Transfers between investment divisions, net	62,049	(33,598)
Transfers on account of death	(907)	(1,369)
Transfers for annuity benefits, surrenders and partial withdrawals	(231,593)	(289,717)
Contract fees	(1,452)	(1,458)
Transfers–other	(6,155)	(7,349)

Net increase/(decrease) from contract transactions	32,119	(271,682)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	417,987	16,577
Net Assets at December 31, 2011	2,335,104	2,024,862

Net Assets at December 31, 2012	$2,753,091	$2,041,439

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(45,226)	$(9,943)
Net realized gain/(loss) from sale of investments	401,458	78,149
Reinvested realized gain distributions	339,105	—
Net change in unrealized appreciation/(depreciation) of investments	166,129	547,986

Net increase/(decrease) resulting from operations	861,466	616,192

2013 Contract Transactions
Contract purchase payments	80,104	97,842
Transfers between investment divisions, net	(14,978)	(60,129)
Transfers on account of death	—	(8,229)
Transfers for annuity benefits, surrenders and partial withdrawals	(433,382)	(407,997)
Contract fees	(1,360)	(1,411)
Transfers–other	(1,981)	(5,612)

Net increase/(decrease) from contract transactions	(371,597)	(385,536)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	489,869	230,656
Net Assets at December 31, 2012	2,753,091	2,041,439

Net Assets at December 31, 2013	$3,242,960	$2,272,095

See notes to financial statements.

B-36

Investment Divisions
Alliance Bernstein VPS International Value Class B	Alliance Bernstein VPS Large Cap Growth Class B	Alliance Bernstein VPS Global Thematic Growth Class B	Alliance Bernstein VPS Real Estate Investment Class B	Alliance Bernstein VPS Value Class B	Alliance Bernstein VPS Dynamic Asset Allocation Class B	BlackRock Capital Appreciation V.I. Class III

$(8,786)	$(25,752)	$(21,627)	$(37,513)	$189	$(6)	$(392,766)
79,828	9,663	(19,336)	(110,791)	(187,448)	(1)	(63,934)
—	—	—	616,309	—	—	1,252,837
4,008,045	250,939	191,834	421,958	363,852	72	4,468,153

4,079,087	234,850	150,871	889,963	176,593	65	5,264,290

330,169	38,967	29,106	63,038	20,531	2,648	56,831,803
2,215,122	(139,307)	16,167	121,219	(82,822)	—	10,062,824
(58,712)	(1,917)	—	(62,322)	—	—	(309,576)
(590,577)	(82,984)	(66,646)	(577,637)	(210,649)	(294)	(744,666)
(4,806)	(599)	(678)	(2,593)	(609)	—	(3,986)
(434,081)	(6,687)	(6,370)	(11,347)	(5,930)	—	(531,712)

1,457,115	(192,527)	(28,421)	(469,642)	(279,479)	2,354	65,304,687

—	—	—	—	—	—	—

5,536,202	42,323	122,450	420,321	(102,886)	2,419	70,568,977
30,926,386	1,626,519	1,304,712	4,858,252	1,424,331	—	32,233,197

$36,462,588	$1,668,842	$1,427,162	$5,278,573	$1,321,445	$2,419	$102,802,174

$1,653,196	$(30,259)	$(19,445)	$(20,100)	$5,885	$(297)	$(1,813,617)
243,165	76,707	43,112	(44,573)	(8,038)	10	1,450,192
—	—	—	532,011	—	88	20,834,481
5,386,254	524,688	209,831	(316,470)	423,256	2,615	15,011,472

7,282,615	571,136	233,498	150,868	421,103	2,416	35,482,528

287,126	31,802	32,716	108,166	9,581	42,325	24,878,493
(2,345,833)	(877)	(260,777)	(89,725)	(12,521)	9,941	(6,029,180)
(137,509)	(2,819)	—	(35,628)	(17,021)	—	(554,514)
(877,886)	(90,639)	(158,361)	(737,160)	(213,868)	(346)	(1,496,348)
(4,121)	(585)	(578)	(2,206)	(540)	(22)	(9,668)
(459,085)	(5,188)	(4,344)	(8,798)	(4,481)	1	(1,605,723)

(3,537,308)	(68,306)	(391,344)	(765,351)	(238,850)	51,899	15,183,060

—	—	—	—	—	—	—

3,745,307	502,830	(157,846)	(614,483)	182,253	54,315	50,665,588
36,462,588	1,668,842	1,427,162	5,278,573	1,321,445	2,419	102,802,174

$40,207,895	$2,171,672	$1,269,316	$4,664,090	$1,503,698	$56,734	$153,467,762

B-37

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	BlackRock Global Allocation V.I. Class III	BlackRock Large Cap Core V.I. Class III

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(864)	$(55,228)
Net realized gain/(loss) from sale of investments	23,133	2,272,830
Reinvested realized gain distributions	9,795	—
Net change in unrealized appreciation/(depreciation) of investments	158,802	15,382,691

Net increase/(decrease) resulting from operations	190,866	17,600,293

2012 Contract Transactions
Contract purchase payments	657,710	66,550,462
Transfers between investment divisions, net	308,168	7,791,525
Transfers on account of death	(239,612)	(498,966)
Transfers for annuity benefits, surrenders and partial withdrawals	(110,981)	(2,891,814)
Contract fees	(959)	(20,934)
Transfers–other	7,084	(2,109,330)

Net increase/(decrease) from contract transactions	621,410	68,820,943

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	812,276	86,421,236
Net Assets at December 31, 2011	2,176,238	145,374,863

Net Assets at December 31, 2012	$2,988,514	$231,796,099

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(15,715)	$(1,730,116)
Net realized gain/(loss) from sale of investments	45,225	8,015,052
Reinvested realized gain distributions	163,249	—
Net change in unrealized appreciation/(depreciation) of investments	226,392	65,887,858

Net increase/(decrease) resulting from operations	419,151	72,172,794

2013 Contract Transactions
Contract purchase payments	614,908	18,615,413
Transfers between investment divisions, net	352,605	(14,042,903)
Transfers on account of death	(30,268)	(1,115,504)
Transfers for annuity benefits, surrenders and partial withdrawals	(207,722)	(4,485,351)
Contract fees	(1,189)	(25,096)
Transfers–other	78	(3,440,098)

Net increase/(decrease) from contract transactions	728,412	(4,493,539)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	1,147,563	67,679,255
Net Assets at December 31, 2012	2,988,514	231,796,099

Net Assets at December 31, 2013	$4,136,077	$299,475,354

See notes to financial statements.

B-38

Investment Divisions
BlackRock Large Cap Value V.I. Class III	Columbia Variable Portfolio- Asset Allocation Class 2	Columbia Variable Portfolio- Small Cap Value Class 2	Columbia Variable Portfolio- Small Company Growth Class 2	Columbia Variable Portfolio- Marsico 21st Century Class 2	Columbia Variable Portfolio- Marsico Growth Class 2	Columbia Variable Portfolio- Seligman Global Technology Class 2

$(7,015)	$3,527	$(668,202)	$(6,185)	$(3,858)	$(7,743)	$(696,181)
46,507	28,707	1,088,969	42,749	(6,712)	51,650	814,034
—	—	2,767,208	—	—	—	91,319
64,173	45,656	2,187,798	(2,628)	5,997	8,342	1,295,564

103,665	77,890	5,375,773	33,936	(4,573)	52,249	1,504,736

162,457	228,234	20,167,906	26,187	197,361	42,324	11,750,219
(179,427)	19,488	3,996,104	(179,170)	391	(122,833)	5,779,401
(78,149)	(171,483)	(147,882)	—	(154,822)	(22,892)	(73,774)
(9,424)	(20,279)	(931,117)	(6,830)	(10,187)	(27,085)	(716,401)
(237)	(457)	(6,163)	(141)	(71)	(104)	(5,350)
1,672	5,740	(594,952)	2	6,044	948	(517,109)

(103,108)	61,243	22,483,896	(159,952)	38,716	(129,642)	16,216,986

—	—	—	—	—	—	—

557	139,133	27,859,669	(126,016)	34,143	(77,393)	17,721,722
918,125	695,334	43,305,852	336,569	103,505	531,888	36,174,788

$918,682	$834,467	$71,165,521	$210,553	$137,648	$454,495	$53,896,510

$(9,737)	$3,412	$(354,762)	$(7,269)	$(2,809)	$(11,051)	$(847,886)
97,224	25,305	2,815,743	58,378	1,291	68,528	1,978,442
99,281	—	—	—	—	—	568,092
146,861	109,149	20,007,827	69,194	58,852	120,909	10,939,703

333,629	137,866	22,468,808	120,303	57,334	178,386	12,638,351

44,574	37,085	9,238,628	12,816	3,088	3,145	830,943
34,769	170,046	(9,022,591)	(7,904)	14,004	(46,250)	(559,928)
(34,066)	—	(393,146)	(2,078)	(2,247)	—	(211,839)
(44,623)	(104,314)	(1,539,418)	(8,238)	(3,760)	(41,050)	(1,131,529)
(306)	(489)	(7,696)	(150)	(95)	(70)	(5,960)
1,377	—	(998,127)	—	—	—	(759,607)

1,725	102,328	(2,722,350)	(5,554)	10,990	(84,225)	(1,837,920)

—	—	—	—	—	—	—

335,354	240,194	19,746,458	114,749	68,324	94,161	10,800,431
918,682	834,467	71,165,521	210,553	137,648	454,495	53,896,510

$1,254,036	$1,074,661	$90,911,979	$325,302	$205,972	$548,656	$64,696,941

B-39

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Davis Financial	Davis Real Estate

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$6,984	$(21,677)
Net realized gain/(loss) from sale of investments	(14,597)	(102,124)
Reinvested realized gain distributions	11,673	—
Net change in unrealized appreciation/(depreciation) of investments	280,068	710,356

Net increase/(decrease) resulting from operations	284,128	586,555

2012 Contract Transactions
Contract purchase payments	95,794	57,772
Transfers between investment divisions, net	(8,549)	140,395
Transfers on account of death	(12,384)	—
Transfers for annuity benefits, surrenders and partial withdrawals	(154,906)	(486,639)
Contract fees	(887)	(2,239)
Transfers–other	(3,790)	(6,285)

Net increase/(decrease) from contract transactions	(84,722)	(296,996)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	199,406	289,559
Net Assets at December 31, 2011	1,668,771	3,858,576

Net Assets at December 31, 2012	$1,868,177	$4,148,135

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(22,072)	$(15,469)
Net realized gain/(loss) from sale of investments	54,426	(35,050)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	515,903	(23,588)

Net increase/(decrease) resulting from operations	548,257	(74,107)

2013 Contract Transactions
Contract purchase payments	89,762	50,926
Transfers between investment divisions, net	38,138	(408,002)
Transfers on account of death	—	—
Transfers for annuity benefits, surrenders and partial withdrawals	(195,169)	(593,490)
Contract fees	(881)	(1,862)
Transfers–other	(1,444)	(6,335)

Net increase/(decrease) from contract transactions	(69,594)	(958,763)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	478,663	(1,032,870)
Net Assets at December 31, 2012	1,868,177	4,148,135

Net Assets at December 31, 2013	$2,346,840	$3,115,265

See notes to financial statements.

B-40

Investment Divisions
Davis Value	Wells Fargo Advantage VT International Equity Class 2	Wells Fargo Advantage VT Small Cap Value Class 2	Fidelity VIP Balanced Service Class 2	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2	Fidelity VIP Growth Service Class 2

$81,092	$(91,717)	$(1,340)	$(5,986)	$(863,114)	$304,696	$(23,488)
(2,276,657)	604,984	1,770	3,512	(3,731,848)	(1,416,612)	(21,818)
3,387,975	12,115,661	—	229,448	—	1,500,786	—
4,955,233	6,570,393	15,761	346,480	49,327,608	2,978,026	272,227

6,147,643	19,199,321	16,191	573,454	44,732,646	3,366,896	226,921

349,744	45,858,005	85,698	43,820	81,884,799	84,928	43,667
(472,161)	15,104,430	22,698	71,922	(1,134,737)	(1,323,553)	85,148
(260,792)	(398,314)	—	(20,135)	(868,173)	(188,788)	—
(3,396,864)	(2,505,659)	(5,226)	(863,393)	(13,583,267)	(1,806,087)	(324,183)
(11,381)	(18,089)	(93)	(2,633)	(56,353)	(6,439)	(1,388)
(424,504)	(1,872,693)	330	(5,249)	(3,124,511)	(152,739)	(3,223)

(4,215,958)	56,167,680	103,407	(775,668)	63,117,758	(3,392,678)	(199,979)

—	—	—	—	—	—	—

1,931,685	75,367,001	119,598	(202,214)	107,850,404	(25,782)	26,942
54,346,356	128,851,237	101,006	4,509,574	290,722,751	23,240,199	1,837,753

$56,278,041	$204,218,238	$220,604	$4,307,360	$398,573,155	$23,214,417	$1,864,695

$(403,818)	$1,422,341	$(2,669)	$(10,939)	$(2,871,405)	$166,668	$(31,258)
(1,669,227)	2,671,116	3,615	39,404	11,705,784	(491,862)	124,316
4,134,441	10,435,408	—	204,499	132,647	1,588,598	1,398
14,086,877	20,799,568	28,963	501,043	106,065,583	4,322,647	491,424

16,148,273	35,328,433	29,909	734,007	115,032,609	5,586,051	585,880

329,003	2,883,987	1,810	70,359	38,007,432	139,059	43,791
(5,681,598)	(8,285,270)	26,230	177,796	(24,810,973)	(1,112,927)	6,461
(532,401)	(888,583)	—	—	(1,964,594)	(394,843)	—
(4,765,170)	(3,979,218)	(3,197)	(495,183)	(17,702,168)	(2,335,925)	(312,766)
(10,421)	(20,103)	(88)	(2,291)	(58,928)	(5,646)	(1,149)
(423,773)	(2,805,480)	—	(4,898)	(4,700,846)	(154,994)	(2,956)

(11,084,360)	(13,094,667)	24,755	(254,217)	(11,230,077)	(3,865,276)	(266,619)

—	—	—	—	—	—	—

5,063,913	22,233,766	54,664	479,790	103,802,532	1,720,775	319,261
56,278,041	204,218,238	220,604	4,307,360	398,573,155	23,214,417	1,864,695

$61,341,954	$226,452,004	$275,268	$4,787,150	$502,375,687	$24,935,192	$2,183,956

B-41

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Fidelity VIP Investment Grade Bond Service Class 2	Fidelity VIP Mid Cap Service Class 2

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$540,518	$(2,178,588)
Net realized gain/(loss) from sale of investments	502,258	489,634
Reinvested realized gain distributions	2,262,532	17,800,216
Net change in unrealized appreciation/(depreciation) of investments	5,301	6,767,728

Net increase/(decrease) resulting from operations	3,310,609	22,878,990

2012 Contract Transactions
Contract purchase payments	1,039,107	33,684,525
Transfers between investment divisions, net	3,070,479	9,599,847
Transfers on account of death	(291,364)	(530,195)
Transfers for annuity benefits, surrenders and partial withdrawals	(4,200,331)	(6,861,182)
Contract fees	(13,757)	(33,129)
Transfers–other	(691,238)	(1,898,002)

Net increase/(decrease) from contract transactions	(1,087,104)	33,961,864

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	2,223,505	56,840,854
Net Assets at December 31, 2011	81,461,025	166,351,527

Net Assets at December 31, 2012	$83,684,530	$223,192,381

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$663,413	$(2,927,919)
Net realized gain/(loss) from sale of investments	303,724	9,068,369
Reinvested realized gain distributions	1,103,863	31,056,840
Net change in unrealized appreciation/(depreciation) of investments	(5,108,321)	33,634,697

Net increase/(decrease) resulting from operations	(3,037,321)	70,831,987

2013 Contract Transactions
Contract purchase payments	652,699	2,773,858
Transfers between investment divisions, net	11,924,810	(21,856,458)
Transfers on account of death	(585,473)	(871,484)
Transfers for annuity benefits, surrenders and partial withdrawals	(5,514,646)	(9,497,764)
Contract fees	(12,117)	(33,219)
Transfers–other	(641,869)	(2,557,595)

Net increase/(decrease) from contract transactions	5,823,404	(32,042,662)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	2,786,083	38,789,325
Net Assets at December 31, 2012	83,684,530	223,192,381

Net Assets at December 31, 2013	$86,470,613	$261,981,706

See notes to financial statements.

B-42

Investment Divisions
Fidelity VIP Overseas Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Templeton Global Bond Securities Class 2	Templeton Growth Securities Class 2	Templeton Foreign Securities Class 2	Franklin Income Securities Class 2	Mutual Shares Securities Class 2

$245	$—	$297,297	$29,286	$(86,010)	$204,462	$12,483
(300)	—	30,448	(268,056)	26,085	19,252	11,120
917	—	9,896	—	—	—	—
41,855	—	436,630	1,366,308	1,825,678	194,198	219,328

42,717	—	774,271	1,127,538	1,765,753	417,912	242,931

45,690	—	989,525	236,821	21,062,256	651,065	389,120
16,784	—	198,871	(59,012)	1,788,581	164,630	76,817
—	—	(75,770)	(4,818)	(10,821)	(119,617)	—
(37,209)	—	(175,283)	(718,129)	(90,467)	(170,203)	(25,729)
(140)	—	(1,065)	(2,774)	(4)	(1,034)	(381)
106	—	650	(24,444)	890	1,529	(420)

25,231	—	936,928	(572,356)	22,750,435	526,370	439,407

—	—	—	—	—	—	—

67,948	—	1,711,199	555,182	24,516,188	944,282	682,338
221,791	—	5,278,735	6,170,866	—	3,489,298	1,739,717

$289,739	$—	$6,989,934	$6,726,048	$24,516,188	$4,433,580	$2,422,055

$(1,837)	$—	$251,145	$78,330	$304,198	$232,047	$12,624
5,262	—	6,835	(181,633)	896,566	27,166	36,037
1,134	—	95,642	—	—	—	—
68,973	—	(350,464)	1,885,014	6,927,960	307,111	603,993

73,532	—	3,158	1,781,711	8,128,724	566,324	652,654

20,591	—	1,558,694	167,492	26,773,262	301,350	117,233
(17,862)	—	411,763	(113,526)	(1,688,616)	406,107	26,313
—	—	(16,786)	(42,259)	(191,400)	(15,552)	—
(37,974)	—	(345,490)	(1,004,458)	(393,509)	(155,660)	(46,828)
(199)	—	(1,199)	(2,683)	(2,241)	(1,076)	(377)
617	—	(51)	(17,667)	(391,662)	(3)	(1)

(34,827)	—	1,606,931	(1,013,101)	24,105,834	535,166	96,340

—	—	—	—	—	—	—

38,705	—	1,610,089	768,610	32,234,558	1,101,490	748,994
289,739	—	6,989,934	6,726,048	24,516,188	4,433,580	2,422,055

$328,444	$—	$8,600,023	$7,494,658	$56,750,746	$5,535,070	$3,171,049

B-43

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Franklin U.S. Government Class 2	Franklin Rising Dividends Securities Class 2

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$1,984,039	$23,713
Net realized gain/(loss) from sale of investments	184,414	(16,167)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	(1,616,550)	2,219,037

Net increase/(decrease) resulting from operations	551,903	2,226,583

2012 Contract Transactions
Contract purchase payments	57,531,051	76,618
Transfers between investment divisions, net	18,145,624	121,751
Transfers on account of death	(571,198)	(46,459)
Transfers for annuity benefits, surrenders and partial withdrawals	(3,045,550)	(1,961,007)
Contract fees	(17,941)	(4,963)
Transfers–other	(1,705,040)	(146,800)

Net increase/(decrease) from contract transactions	70,336,946	(1,960,860)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	70,888,849	265,723
Net Assets at December 31, 2011	127,185,173	22,563,381

Net Assets at December 31, 2012	$198,074,022	$22,829,104

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$2,927,582	$5,970
Net realized gain/(loss) from sale of investments	62,557	742,317
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	(11,094,674)	5,220,886

Net increase/(decrease) resulting from operations	(8,104,535)	5,969,173

2013 Contract Transactions
Contract purchase payments	25,492,234	142,225
Transfers between investment divisions, net	32,604,876	(1,191,627)
Transfers on account of death	(1,381,458)	(232,052)
Transfers for annuity benefits, surrenders and partial withdrawals	(4,645,023)	(2,161,116)
Contract fees	(22,066)	(4,318)
Transfers–other	(2,773,642)	(124,271)

Net increase/(decrease) from contract transactions	49,274,921	(3,571,159)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	41,170,386	2,398,014
Net Assets at December 31, 2012	198,074,022	22,829,104

Net Assets at December 31, 2013	$239,244,408	$25,227,118

See notes to financial statements.

B-44

Investment Divisions
Franklin Small Cap Value Securities Class 2	Franklin Growth & Income Securities Class 2	MFS Research Bond Service Class	MFS Core Equity Service Class	MFS Growth Service Class	MFS Investors Trust Service Class	MFS New Discovery Series Service Class

$(579,293)	$—	$510,014	$(2,836)	$(31,116)	$(6,843)	$(31,316)
2,389,332	—	150,481	(14)	75,196	(76)	110,281
—	—	250,380	—	—	—	176,796
11,777,387	—	710,315	37,327	217,700	136,297	37,088

13,587,426	—	1,621,190	34,477	261,780	129,378	292,849

12,011,138	—	35,040,511	9,702	232,637	7,519	13,338
(1,524,386)	—	5,960,095	3,716	(42,326)	15,011	39,046
(234,182)	—	(113,537)	—	(81,687)	(1,515)	—
(2,817,877)	—	(942,879)	(7,623)	(112,112)	(35,346)	(85,914)
(12,611)	—	(1,851)	(159)	(1,163)	(524)	(694)
(799,430)	—	(139,074)	(127)	(372)	(1,686)	(5,947)

6,622,652	—	39,803,265	5,509	(5,023)	(16,541)	(40,171)

—	—	—	—	—	—	—

20,210,078	—	41,424,455	39,986	256,757	112,837	252,678
74,085,439	—	10,669,836	240,137	1,739,345	780,967	1,641,840

$94,295,517	$—	$52,094,291	$280,123	$1,996,102	$893,804	$1,894,518

$(157,818)	$—	$(161,109)	$(2,655)	$(33,040)	$(5,999)	$(41,307)
9,232,029	—	149,706	22,563	210,081	28,572	92,241
1,704,289	—	298,698	—	17,039	—	21,774
18,822,503	—	(1,921,783)	69,794	466,219	224,570	710,149

29,601,003	—	(1,634,488)	89,702	660,299	247,143	782,857

1,081,864	—	14,923,642	12,206	44,727	6,886	17,015
(13,323,091)	—	8,314,601	(3,315)	194,020	4,818	319,037
(321,022)	—	(546,023)	—	(33,974)	—	—
(4,394,564)	—	(1,146,575)	(27,470)	(359,535)	(131,912)	(151,180)
(12,807)	—	(5,537)	(158)	(1,015)	(545)	(635)
(1,051,614)	—	(759,918)	(724)	(4,174)	(2,609)	(4,680)

(18,021,234)	—	20,780,190	(19,461)	(159,951)	(123,362)	179,557

—	—	—	—	—	—	—

11,579,769	—	19,145,702	70,241	500,348	123,781	962,414
94,295,517	—	52,094,291	280,123	1,996,102	893,804	1,894,518

$105,875,286	$—	$71,239,993	$350,364	$2,496,450	$1,017,585	$2,856,932

B-45

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	MFS Strategic Income Service Class	MFS Total Return Service Class

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$57,650	$168,606
Net realized gain/(loss) from sale of investments	48,612	(202,795)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	18,020	1,581,329

Net increase/(decrease) resulting from operations	124,282	1,547,140

2012 Contract Transactions
Contract purchase payments	22,530	133,547
Transfers between investment divisions, net	52,627	(75,133)
Transfers on account of death	—	(91,068)
Transfers for annuity benefits, surrenders and partial withdrawals	(194,601)	(2,531,891)
Contract fees	(605)	(7,463)
Transfers–other	(1,236)	(29,962)

Net increase/(decrease) from contract transactions	(121,285)	(2,601,970)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	2,997	(1,054,830)
Net Assets at December 31, 2011	1,425,243	17,817,761

Net Assets at December 31, 2012	$1,428,240	$16,762,931

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$111,520	$14,753
Net realized gain/(loss) from sale of investments	22,678	162,353
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	(140,045)	2,477,321

Net increase/(decrease) resulting from operations	(5,847)	2,654,427

2013 Contract Transactions
Contract purchase payments	51,630	174,371
Transfers between investment divisions, net	(82,466)	295,140
Transfers on account of death	(17,382)	(123,610)
Transfers for annuity benefits, surrenders and partial withdrawals	(324,518)	(2,512,401)
Contract fees	(508)	(6,367)
Transfers–other	(1,652)	(28,369)

Net increase/(decrease) from contract transactions	(374,896)	(2,201,236)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	(380,743)	453,191
Net Assets at December 31, 2012	1,428,240	16,762,931

Net Assets at December 31, 2013	$1,047,497	$17,216,122

See notes to financial statements.

B-46

Investment Divisions
MFS Utilities Service Class	MFS Value Service Class	MFS Technology Service Class	MFS New Discovery Portfolio Service Class	MFS International Value Service Class	Oppenheimer Capital Appreciation/VA Service Class	Oppenheimer International Growth/VA Service Class

$2,611,071	$(1,199)	$(22,704)	$(23,037)	$—	$(871,895)	$(4,680)
1,121,434	18,210	1,638	(187)	—	1,941,269	58,327
—	6,038	—	124,218	—	—	—
1,856,339	74,834	122,937	80,980	—	8,140,768	125,482

5,588,844	97,883	101,871	181,974	—	9,210,142	179,129

17,494,089	86,141	5,547,153	5,546,350	—	628,391	465,421
691,992	7,270	696,525	560,858	—	(650,722)	73,532
(117,865)	—	—	—	—	(178,031)	(344,964)
(807,055)	(37,386)	(27,547)	(27,567)	—	(1,514,842)	(44,833)
(5,721)	(157)	(4)	(1)	—	(11,783)	(374)
(522,408)	(8)	447	682	—	(1,056,675)	12,094

16,733,032	55,860	6,216,574	6,080,322	—	(2,783,662)	160,876

—	—	—	—	—	—	—

22,321,876	153,743	6,318,445	6,262,296	—	6,426,480	340,005
38,396,494	679,811	—	—	—	76,160,176	832,337

$60,718,370	$833,554	$6,318,445	$6,262,296	$—	$82,586,656	$1,172,342

$495,753	$(6,975)	$(159,265)	$(160,096)	$—	$(648,616)	$(7,396)
2,097,151	44,404	230,498	181,727	—	3,618,552	40,108
1,351,104	3,527	10,988	182,922	—	—	—
7,721,335	261,530	3,170,822	3,174,352	—	18,895,026	238,965

11,665,343	302,486	3,253,043	3,378,905	—	21,864,962	271,677

8,456,592	64,168	7,250,570	7,081,909	—	630,889	18,028
(631,785)	136,974	(627,311)	(759,896)	—	(3,970,723)	56,976
(335,043)	—	(57,149)	(54,975)	—	(378,221)	—
(1,314,176)	(33,677)	(101,810)	(108,257)	—	(2,210,056)	(76,426)
(7,002)	(248)	(694)	(644)	—	(9,987)	(474)
(852,502)	1	(101,923)	(103,230)	—	(1,113,352)	—

5,316,084	167,218	6,361,683	6,054,907	—	(7,051,450)	(1,896)

—	—	—	—	—	—	—

16,981,427	469,704	9,614,726	9,433,812	—	14,813,512	269,781
60,718,370	833,554	6,318,445	6,262,296	—	82,586,656	1,172,342

$77,699,797	$1,303,258	$15,933,171	$15,696,108	$—	$97,400,168	$1,442,123

B-47

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Oppenheimer Main Street Small-Cap/VA Service Class	Oppenheimer Global Strategic Income/VA Service Class

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(1,335,595)	$9,077,215
Net realized gain/(loss) from sale of investments	2,335,388	1,695,856
Reinvested realized gain distributions	—	2,361,952
Net change in unrealized appreciation/(depreciation) of investments	15,280,833	10,112,689

Net increase/(decrease) resulting from operations	16,280,626	23,247,712

2012 Contract Transactions
Contract purchase payments	41,682,143	50,994,418
Transfers between investment divisions, net	4,250,647	4,729,481
Transfers on account of death	(292,026)	(746,725)
Transfers for annuity benefits, surrenders and partial withdrawals	(1,777,803)	(3,986,303)
Contract fees	(12,569)	(25,535)
Transfers–other	(1,241,922)	(2,436,058)

Net increase/(decrease) from contract transactions	42,608,470	48,529,278

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	58,889,096	71,776,990
Net Assets at December 31, 2011	87,075,391	178,483,072

Net Assets at December 31, 2012	$145,964,487	$250,260,062

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(1,278,629)	$8,355,138
Net realized gain/(loss) from sale of investments	13,219,627	1,904,897
Reinvested realized gain distributions	2,014,413	—
Net change in unrealized appreciation/(depreciation) of investments	39,932,360	(15,112,176)

Net increase/(decrease) resulting from operations	53,887,771	(4,852,141)

2013 Contract Transactions
Contract purchase payments	19,013,115	23,038,663
Transfers between investment divisions, net	(24,162,700)	34,926,911
Transfers on account of death	(692,857)	(1,541,070)
Transfers for annuity benefits, surrenders and partial withdrawals	(3,005,445)	(6,139,548)
Contract fees	(15,771)	(27,309)
Transfers–other	(2,086,277)	(3,397,209)

Net increase/(decrease) from contract transactions	(10,949,935)	46,860,438

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	42,937,836	42,008,297
Net Assets at December 31, 2012	145,964,487	250,260,062

Net Assets at December 31, 2013	$188,902,323	$292,268,359

See notes to financial statements.

B-48

Investment Divisions
PIMCO Low Duration Advisor Class	PIMCO Real Return Advisor Class	PIMCO Total Return Advisor Class	PIMCO VIT Global Multi Asset Managed Volatility Advisor Class	PIMCO VIT Unconstrained Bond Advisor Class	Pioneer Disciplined Value VCT Class II	Pioneer Equity Income VCT Class II

$7,006	$(22,970)	$2,974,999	$—	$—	$(765,728)	$455,398
10,406	42,733	875,800	—	—	1,788,027	6,636
—	228,708	6,859,978	—	—	—	—
110,298	6,474	10,249,310	—	—	12,964,425	65,841

127,710	254,945	20,960,087	—	—	13,986,724	527,875

492,706	1,402,756	139,590,294	—	—	39,030,103	27,517,403
319,307	95,089	22,405,318	—	—	3,528,245	2,953,392
(73,538)	(81,164)	(884,255)	—	—	(430,838)	(12,692)
(195,700)	(152,441)	(4,975,056)	—	—	(2,792,521)	(138,742)
(681)	(930)	(29,696)	—	—	(19,199)	(114)
8	1,761	(2,603,336)	—	—	(1,933,162)	1,436

542,102	1,265,071	153,503,269	—	—	37,382,628	30,320,683

—	—	—	—	—	—	—

669,812	1,520,016	174,463,356	—	—	51,369,352	30,848,558
2,750,615	2,875,315	195,549,030	—	—	141,393,346	254,670

$3,420,427	$4,395,331	$370,012,386	$—	$—	$192,762,698	$31,103,228

$(7,439)	$(11,861)	$2,939,416	$—	$—	$104,958	$485,597
12,086	(36,406)	422,652	—	—	7,226,033	506,025
—	26,639	4,137,199	—	—	8,728,557	—
(69,796)	(485,239)	(22,244,478)	—	—	34,201,214	10,565,289

(65,149)	(506,867)	(14,745,211)	—	—	50,260,762	11,556,911

372,080	84,125	70,374,704	—	—	2,755,473	34,280,259
(49,831)	(532,393)	66,263,679	—	—	(6,014,526)	(1,236,369)
(11,255)	(122,838)	(2,602,108)	—	—	(894,295)	(266,006)
(190,732)	(205,677)	(8,576,799)	—	—	(4,505,140)	(551,849)
(653)	(861)	(42,177)	—	—	(20,525)	(3,091)
(61)	69	(5,127,256)	—	—	(2,742,581)	(493,369)

119,548	(777,575)	120,290,043	—	—	(11,421,594)	31,729,575

—	—	—	—	—	—	—

54,399	(1,284,442)	105,544,832	—	—	38,839,168	43,286,486
3,420,427	4,395,331	370,012,386	—	—	192,762,698	31,103,228

$3,474,826	$3,110,889	$475,557,218	$—	$—	$231,601,866	$74,389,714

B-49

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Pioneer Fund VCT Class II	Pioneer Mid Cap Value VCT Class II

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(229)	$(842,673)
Net realized gain/(loss) from sale of investments	1,321	1,667,893
Reinvested realized gain distributions	1,031	—
Net change in unrealized appreciation/(depreciation) of investments	1,620	10,237,946

Net increase/(decrease) resulting from operations	3,743	11,063,166

2012 Contract Transactions
Contract purchase payments	1,610	36,214,937
Transfers between investment divisions, net	(25,690)	7,572,305
Transfers on account of death	—	(651,270)
Transfers for annuity benefits, surrenders and partial withdrawals	(425)	(2,214,566)
Contract fees	(25)	(15,453)
Transfers–other	—	(1,549,380)

Net increase/(decrease) from contract transactions	(24,530)	39,356,573

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	(20,787)	50,419,739
Net Assets at December 31, 2011	53,273	110,914,940

Net Assets at December 31, 2012	$32,486	$161,334,679

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$(455)	$(1,231,926)
Net realized gain/(loss) from sale of investments	139	9,045,726
Reinvested realized gain distributions	1,625	—
Net change in unrealized appreciation/(depreciation) of investments	8,850	39,681,036

Net increase/(decrease) resulting from operations	10,159	47,494,836

2013 Contract Transactions
Contract purchase payments	221	2,371,692
Transfers between investment divisions, net	8,623	(15,468,077)
Transfers on account of death	—	(785,358)
Transfers for annuity benefits, surrenders and partial withdrawals	(2,243)	(3,471,108)
Contract fees	(24)	(17,215)
Transfers–other	—	(2,314,368)

Net increase/(decrease) from contract transactions	6,577	(19,684,434)

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	16,736	27,810,402
Net Assets at December 31, 2012	32,486	161,334,679

Net Assets at December 31, 2013	$49,222	$189,145,081

See notes to financial statements.

B-50

Investment Divisions
Pioneer Bond VCT Class II	American Century VP Mid Cap Value Class II	American Century VP Inflation Protection Class II	Dreyfus Appreciation Service Class	Ivy VIP Mid Cap Growth	Ivy VIP Global Bond	Ivy VIP High Income

$—	$40,646	$—	$52,350	$(62,730)	$—	$—
—	655	—	510	1,108	—	—
—	—	—	—	—	—	—
—	658,449	—	(228,058)	730,976	—	—

—	699,750	—	(175,198)	669,354	—	—

—	16,957,838	—	13,688,814	15,237,694	—	—
—	1,709,376	—	1,652,861	1,472,509	—	—
—	(8,531)	—	(6,317)	(6,401)	—	—
—	(86,007)	—	(66,738)	(68,067)	—	—
—	(3)	—	(2)	(2)	—	—
—	682	—	465	883	—	—

—	18,573,355	—	15,269,083	16,636,616	—	—

—	—	—	—	—	—	—

—	19,273,105	—	15,093,885	17,305,970	—	—
—	—	—	—	—	—	—

$—	$19,273,105	$—	$15,093,885	$17,305,970	$—	$—

$—	$(124,814)	$—	$80,626	$(439,282)	$—	$—
—	449,908	—	49,786	515,122	—	—
—	372,605	—	47,269	888,051	—	—
—	6,679,160	—	4,219,110	6,156,112	—	—

—	7,376,859	—	4,396,791	7,120,003	—	—

—	21,534,944	—	17,166,280	20,598,200	—	—
—	(1,492,828)	—	1,067,551	(1,412,319)	—	—
—	(166,061)	—	(131,234)	(137,177)	—	—
—	(326,027)	—	(251,008)	(285,241)	—	—
—	(1,853)	—	(1,551)	(1,649)	—	—
—	(307,381)	—	(246,978)	(273,108)	—	—

—	19,240,794	—	17,603,060	18,488,706	—	—

—	—	—	—	—	—	—

—	26,617,653	—	21,999,851	25,608,709	—	—
—	19,273,105	—	15,093,885	17,305,970	—	—

$—	$45,890,758	$—	$37,093,736	$42,914,679	$—	$—

B-51

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Putnam VT Equity Income IB Shares	Putnam VT Absolute Return 500 IB Shares

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$(75,179)	$—
Net realized gain/(loss) from sale of investments	11,781	—
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	977,983	—

Net increase/(decrease) resulting from operations	914,585	—

2012 Contract Transactions
Contract purchase payments	18,134,875	—
Transfers between investment divisions, net	1,673,023	—
Transfers on account of death	(8,523)	—
Transfers for annuity benefits, surrenders and partial withdrawals	(85,178)	—
Contract fees	(3)	—
Transfers–other	1,050	—

Net increase/(decrease) from contract transactions	19,715,244	—

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	20,629,829	—
Net Assets at December 31, 2011	—	—

Net Assets at December 31, 2012	$20,629,829	$—

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$27,183	$—
Net realized gain/(loss) from sale of investments	631,609	—
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	7,951,512	—

Net increase/(decrease) resulting from operations	8,610,304	—

2013 Contract Transactions
Contract purchase payments	22,806,022	—
Transfers between investment divisions, net	(1,428,119)	—
Transfers on account of death	(171,581)	—
Transfers for annuity benefits, surrenders and partial withdrawals	(343,720)	—
Contract fees	(1,937)	—
Transfers–other	(329,477)	—

Net increase/(decrease) from contract transactions	20,531,188	—

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	29,141,492	—
Net Assets at December 31, 2012	20,629,829	—

Net Assets at December 31, 2013	$49,771,321	$—

See notes to financial statements.

B-52

Investment Divisions
Putnam VT Small Cap Value IB Shares	ALPS/Alerian Energy Infastructure Class III	DWS Alternative Asset Allocation VIP Class B	Janus Aspen Enterprise Service Shares	Janus Aspen Global Technology Service Shares	Lazard Retirement Multi-Asset Targeted Volatility Service Shares	ClearBridge Small Cap Growth Class II

$—	$—	$—	$—	$—	$—	$—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

$—	$—	$—	$—	$—	$—	$—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

B-53

The Guardian Separate Account R

STATEMENTS OF CHANGES IN NET ASSETS

Years Ended December 31, 2012 and 2013 (continued)

	Legg Mason Dynamic Multi Strategy VIT Class II	Merger Fund VL

2012 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	—	—
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—

Net increase/(decrease) resulting from operations	—	—

2012 Contract Transactions
Contract purchase payments	—	—
Transfers between investment divisions, net	—	—
Transfers on account of death	—	—
Transfers for annuity benefits, surrenders and partial withdrawals	—	—
Contract fees	—	—
Transfers–other	—	—

Net increase/(decrease) from contract transactions	—	—

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	—	—
Net Assets at December 31, 2011	—	—

Net Assets at December 31, 2012	$—	$—

2013 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	—	—
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	—	—

Net increase/(decrease) resulting from operations	—	—

2013 Contract Transactions
Contract purchase payments	—	—
Transfers between investment divisions, net	—	—
Transfers on account of death	—	—
Transfers for annuity benefits, surrenders and partial withdrawals	—	—
Contract fees	—	—
Transfers–other	—	—

Net increase/(decrease) from contract transactions	—	—

Actuarial Increase/(Decrease) in Reserves for Contracts in Payout Period	—	—

Total Increase/(Decrease) in Net Assets	—	—
Net Assets at December 31, 2012	—	—

Net Assets at December 31, 2013	$—	$—

See notes to financial statements.

B-54

Investment Divisions
Mariner Hyman Beck Class II	Guggenheim VT Multi-Hedge Strategies	Guggenheim VT US Long Short Momentum	T. Rowe Price Health Sciences Portfolio II	UIF Emerging Markets Equity Class II	Van Eck VIP Global Hard Assets Service Class	Virtus Real Estate Securities Series

$—	$—	$—	$—	$—	$—	$—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

$—	$—	$—	$—	$—	$—	$—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—

—	—	—	—	—	—	—
—	—	—	—	—	—	—

$—	$—	$—	$—	$—	$—	$—

B-55

THE GUARDIAN SEPARATE ACCOUNT R

NOTES TO FINANCIAL STATEMENTS (December 31, 2013)

NOTE 1 — ORGANIZATION

The Guardian Separate Account R (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was organized by The Guardian Insurance & Annuity Company, Inc. (GIAC) on March 12, 2003, and commenced operations on March 8, 2004. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian). GIAC issues the individual and group deferred variable annuity contracts offered through the Account. GIAC provides for accumulations and benefits under the contracts by crediting the net premium purchase payments to one or more investment divisions established within the Account or to the Fixed Rate Option (FRO), as selected by the contract owner. Amounts allocated to the FRO are maintained by GIAC in its general account. The contract owner may transfer his or her contract value among the various investment options based on the selected contract within the Account, or the FRO. However, based on the selected contract, a contract owner may invest in up to twenty or twenty-five investment options, including FRO, at any time. The contract will pay a death benefit if the owner dies before annuity payments begin. In addition, contract owners who qualify may purchase or elect other optional riders, which may provide greater benefits than the proceeds payable under the basic contract.

The one hundred fourteen investment options of the Account correspond to the following underlying mutual funds and classes of shares in which the investment option invests (collectively, the Funds and individually, a Fund):

RS Large Cap Alpha VIP Series

RS S&P 500 Index VIP Series

RS High Yield VIP Series

RS Low Duration Bond VIP Series

RS Small Cap Growth Equity VIP Series

RS International VIP Series (formerly
RS International Growth VIP Series)

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Money Market VIP Series

Gabelli Capital Asset Fund

Value Line Centurion Fund

Value Line Strategic Asset Management Trust

Invesco V.I. American Franchise Fund Series II
(formerly Invesco Van Kampen V.I. American Franchise Fund Series II)

Invesco V.I. Value Opportunities Fund
Series II (formerly Invesco Van Kampen V.I.
Value Opportunities Fund Series II)

Invesco V.I. Global Real Estate Fund Series II

Invesco V.I. Government Securities Fund Series II

Invesco V.I. Mid Cap Core Equity Fund Series II

Invesco V.I. Core Equity Fund Series II

Invesco V.I. International Growth Fund Series II

Invesco V.I. Small Cap Equity Fund Series II

Invesco V.I. Comstock Fund Series II (formerly
Invesco Van Kampen V.I. Comstock Fund Series II)

Invesco V.I. American Value Fund Series II (formerly Invesco Van Kampen V.I. American Value Fund Series II)

Invesco V.I. Growth and Income Fund Series II (formerly Invesco Van Kampen V.I. Growth and Income Fund Series II)

Invesco V.I. Balanced-Risk Allocation Fund Series II

Alger Capital Appreciation Portfolio Class S

AllianceBernstein VPS Growth & Income Portfolio Class B

AllianceBernstein VPS International Value Portfolio Class B

AllianceBernstein VPS Large Cap Growth Portfolio Class B

AllianceBernstein VPS Global Thematic Growth Portfolio Class B

AllianceBernstein VPS Real Estate Investment Portfolio Class B

AllianceBernstein VPS Value Portfolio Class B

AllianceBernstein VPS Dynamic Asset Allocation
Portfolio Class B

BlackRock Capital Appreciation V.I. Fund Class III

BlackRock Global Allocation V.I. Fund Class III

BlackRock Large Cap Core V.I. Fund Class III

BlackRock Large Cap Value V.I. Fund Class III

Columbia Variable Portfolio – Asset Allocation Fund Class 2

Columbia Variable Portfolio – Small Cap Value Fund Class 2

Columbia Variable Portfolio – Small Company Growth Fund Class 2

Columbia Variable Portfolio – Marsico 21st Century Fund Class 2

Columbia Variable Portfolio – Marsico Growth Fund Class 2

Columbia Variable Portfolio – Seligman Global Technology Fund Class 2

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Wells Fargo Advantage VT International Equity Fund Class 2

Wells Fargo Advantage VT Small Cap Value Fund Class 2

Fidelity VIP Balanced Portfolio Service Class 2

Fidelity VIP Contrafund Portfolio Service Class 2

Fidelity VIP Equity-Income Portfolio Service Class 2

Fidelity VIP Growth Portfolio Service Class 2

B-56

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

Fidelity VIP Investment Grade Bond Portfolio
Service Class 2

Fidelity VIP Mid Cap Portfolio Service Class 2

Fidelity VIP Overseas Portfolio Service Class 2

Fidelity VIP Growth Opportunities Portfolio
Service Class 2

Templeton Global Bond Securities Fund Class 2

Templeton Growth Securities Fund Class 2

Templeton Foreign Securities Fund Class 2

Franklin Income Securities Fund Class 2

Mutual Shares Securities Fund Class 2

Franklin U.S. Government Fund Class 2

Franklin Rising Dividends Securities Fund Class 2

Franklin Small Cap Value Securities Fund Class 2

Franklin Growth and Income Securities Fund Class 2

MFS Research Bond Series Service Class

MFS Core Equity Series Service Class

MFS Growth Series Service Class

MFS Investors Trust Series Service Class

MFS New Discovery Series Service Class

MFS Strategic Income Portfolio Service Class(formerly MFS Strategic Income Series Service Class)

MFS Total Return Series Service Class

MFS Utilities Series Service Class

MFS Value Series Service Class

MFS Technology Portfolio Service Class

MFS New Discovery Portfolio Service Class

MFS International Value Portfolio Service Class

Oppenheimer Capital Appreciation Fund/VA Service Class

Oppenheimer International Growth Fund/VA
Service Class

Oppenheimer Main Street Small-Cap Fund/VA Service Class (formerly Oppenheimer Main Street Small- & Mid-Cap Fund/VA Service Class)

Oppenheimer Global Strategic Income Fund/VA
Service Class

PIMCO Low Duration Portfolio Advisor Class

PIMCO Real Return Portfolio Advisor Class

PIMCO Total Return Portfolio Advisor Class

PIMCO Global Multi-Asset Managed Volatility Portfolio Advisor Class

PIMCO Unconstrained Bond Portfolio Advisor Class

Pioneer Disciplined Value VCT Portfolio Class II (formerly Pioneer Fundamental Value VCT Portfolio Class II)

Pioneer Equity Income VCT Portfolio Class II

Pioneer Fund VCT Portfolio Class II

Pioneer Mid Cap Value VCT Portfolio Class II

Pioneer Bond VCT Portfolio Class II

American Century VP Mid Cap Value Fund Class II

American Century VP Inflation Protection Fund Class II

Dreyfus Appreciation Portfolio Service Class

Ivy Funds VIP Mid Cap Growth Portfolios

Ivy Funds VIP Global Bond Fund

Ivy Funds VIP High Income Fund

Putnam VT Equity Income Fund IB Shares

Putnam VT Absolute Return 500 Fund Class IB

Putnam Small Cap Value Fund Class IB

ALPS/Alerian Energy Infrastructure Portfolio Class III

DWS Alternative Asset Allocation VIP Class B

Janus Aspen Enterprise Portfolio Service Shares

Janus Aspen Global Technology Portfolio Service Shares

Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares

ClearBridge Variable Small Cap Growth Portfolio Class II

Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II

The Merger Fund VL

Mariner Hyman Beck Portfolio Class II

Guggenheim VT Multi-Hedge Strategies Fund

Guggenheim VT U.S. Long Short Momentum Fund

T. Rowe Price Health Sciences Portfolio II

UIF Emerging Markets Equity Portfolio Class II

Van Eck VIP Global Hard Assets Service Class

Virtus Real Estate Securities Series

A tax-qualified and a non-tax-qualified investment division has been established within each investment option available in the Account.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make annuity payments, are obligations of GIAC.

The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets are sufficient to fund the amount required under the state insurance law to provide for death benefits (without regard to the policy’s minimum death benefit guarantee, guaranteed minimum income benefit or guaranteed minimum withdrawal benefit) and other policy benefits. Assets are held in GIAC’s general account to cover the contingency that a policy’s guaranteed benefit might exceed the benefit that would have been payable in the absence of such guarantee.

B-57

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The following is a summary of significant accounting policies of the Account:

Investments

(a)	Net proceeds of payments made by contract owners to the Account are invested by the Account’s investment divisions in shares of the corresponding Funds at net asset value. All distributions made by the Fund are reinvested in shares of the same Fund.

(b)	The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

(c)	Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date. Realized gains and losses are determined based on the cost of securities sold.

(d)	The cost of investments sold is determined on a first in, first out (FIFO) basis.

The guidance pertaining to the disclosure of fair value measurements requires (1) the separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements, (2) additional breakout of the information presented in reconciliation of Level 3 fair value measurements, and (3) increased disclosure about inputs and valuation techniques used to measure fair value. For the year ended December 31, 2013, there were no transfers in and out of Level 1 and Level 2, and there were no Level 3 fair value measurement items requiring reconciliation.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 — inputs are unadjusted quoted market prices available in active markets for identical assets on the reporting date. Assets in this category generally include actively traded registered mutual funds.

Level 2 — inputs are quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in markets that are not active.

Level 3 — inputs are unobservable where there is little or no market activity and assumptions are based on internally derived information. Assets in this category generally include all other types of investments that do not meet the criteria of Level 1 or 2. As of December 31, 2013, none of the Account investments are considered Level 3.

The Account invests in various registered mutual funds managed by RS Investment Management Co., an affiliated company, and unaffiliated third parties. The fair value of the registered mutual funds is based upon the reported net asset values (“NAVs”) as provided by the fund manager. The Fair Value Hierarchy level of the Account net assets is based on observable market inputs of the registered mutual funds as published on recognized market exchanges. GIAC’s management reviews each mutual fund’s liquidity in each mutual fund in order to determine the level at which those investments should be reported. Generally, actively traded registered mutual funds are considered Level 1.

As of December 31, 2013, all investments of the Account were in actively traded registered mutual funds and were considered Level 1 with a total fair value of $6,071,424,574.

The guidance indicates that entities should determine whether the volume and activity in a market has decreased significantly and whether such a decrease in activity results in transactions that are not orderly. The guidance also indicates that entities should consider and evaluate the impact of decreased market activity and whether transactions are orderly in arriving at a fair value for its assets and liabilities, including evaluating whether values provided by pricing services are based on current information that reflects orderly transactions. As of December 31, 2013, none of the Account’s registered mutual funds investments’ level of trading activities is considered to have significantly decreased.

B-58

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

There were no financial instrument liabilities held by the Account as of December 31, 2013, or during the twelve months then ended.

Subsequent Events

The Account considers events occurring after the balance sheet date but prior to March 12, 2014, the issuance of the financial statements to be subsequent events requiring disclosure. There were no subsequent events for the year ended December 31, 2013.

Individual Mortality Table Used and the Assumed Investment Return

Net assets allocated to payout contracts involving life contingencies are computed according to the 1971, 1983 and 2000 Individual Annuity Mortality Tables and the assumed investment return is between 3.0% - 6.0%, as applicable based on the annuitization date. The mortality risk is fully borne by GIAC and may result in additional amounts being transferred into the Account to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the general account of GIAC.

Federal Income Taxes

The operations of the Account are included in the federal income tax return of Guardian, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (“IRC”). Under the current provisions of the IRC, Guardian does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, there is no charge to the Account for federal income taxes. Guardian will review, as needed, the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Under the provisions of Section 817(h) of the IRC, a variable annuity contract will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The IRC provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury. The Internal Revenue Service has issued regulations under section 817(h) of IRC. Guardian believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B-59

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

NOTE 3 – PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2013, were as follows:

	Purchases	Sales
RS Large Cap Alpha VIP Series	$22,332,386	$62,105,308
RS S&P 500 Index VIP Series	6,284,327	10,611,454
RS High Yield VIP Series	5,691,925	6,495,522
RS Low Duration Bond VIP Series	54,346,648	12,813,931
RS Small Cap Growth Equity VIP Series	5,219,462	3,041,892
RS International VIP Series (formerly RS International Growth VIP Series)	17,140,126	8,440,958
RS Emerging Markets VIP Series	4,929,666	3,720,636
RS Investment Quality Bond VIP Series	117,094,717	35,623,531
RS Money Market VIP Series	10,478,465	15,034,532
Gabelli Capital Asset Fund	1,553,108	1,910,049
Value Line Centurion Fund	111,622	138,556
Value Line Strategic Asset Management Trust	896,766	1,023,105
Invesco V.I. American Franchise Fund Series II (formerly Invesco Van Kampen V.I. American Franchise Fund Series II)	76,643	3,302,159
Invesco V.I. Value Opportunities Fund Series II (formerly Invesco Van Kampen V.I. Value Opportunities Fund Series II)	65,801	241,509
Invesco V.I. Global Real Estate Fund Series II	147,727	182,971
Invesco V.I. Government Securities Fund Series II	413,843	1,684,860
Invesco V.I. Mid Cap Core Equity Fund Series II	11,416,293	3,237,550
Invesco V.I. Core Equity Fund Series II	29,211,827	9,428,954
Invesco V.I. International Growth Fund Series II	24,746,012	6,777,666
Invesco V.I. Small Cap Equity Fund Series II	10,465,620	4,628,600
Invesco V.I. Comstock Fund Series II (formerly Invesco Van Kampen V.I. Comstock Fund Series II)	33,187,841	14,402,375
Invesco V.I. American Value Fund Series II (formerly Invesco Van Kampen V.I. American Value Fund Series II)	9,211,331	3,495,036
Invesco V.I. Growth and Income Fund Series II (formerly Invesco Van Kampen V.I. Growth and Income Fund Series II)	431,801	1,598,017
Invesco V.I. Balanced-Risk Allocation Fund Series II	—	—
Alger Capital Appreciation Portfolio Class S	751,791	828,075
AllianceBernstein VPS Growth & Income Portfolio Class B	173,791	568,700
AllianceBernstein VPS International Value Portfolio Class B	4,076,916	5,960,768
AllianceBernstein VPS Large Cap Growth Portfolio Class B	100,235	197,540
AllianceBernstein VPS Global Thematic Growth Portfolio Class B	61,042	472,117
AllianceBernstein VPS Real Estate Investment Portfolio Class B	1,182,253	1,437,239
AllianceBernstein VPS Value Portfolio Class B	120,989	353,891
AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B	52,353	302
BlackRock Capital Appreciation V.I. Fund Class III	45,697,652	11,454,259
BlackRock Global Allocation V.I. Fund Class III	1,295,143	414,585
BlackRock Large Cap Core V.I. Fund Class III	19,311,201	25,467,037
BlackRock Large Cap Value V.I. Fund Class III	455,248	363,044
Columbia Variable Portfolio – Asset Allocation Fund Class 2	228,977	122,213
Columbia Variable Portfolio – Small Cap Value Fund Class 2	9,391,559	12,443,164
Columbia Variable Portfolio – Small Company Growth Fund Class 2	180,886	193,440
Columbia Variable Portfolio – Marsico 21st Century Fund Class 2	17,429	10,015
Columbia Variable Portfolio – Marsico Growth Fund Class 2	139,285	234,044
Columbia Variable Portfolio – Seligman Global Technology Fund Class 2	3,731,624	5,834,452
Davis Financial Portfolio	306,780	396,566
Davis Real Estate Portfolio	215,564	1,183,707
Davis Value Portfolio	4,867,718	12,218,753
Wells Fargo Advantage VT International Equity Fund Class 2	23,883,727	25,098,481
Wells Fargo Advantage VT Small Cap Value Fund Class 2	50,749	29,129

B-60

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	Purchases	Sales
Fidelity VIP Balanced Portfolio Service Class 2	$534,482	$594,338
Fidelity VIP Contrafund Portfolio Service Class 2	39,585,911	53,470,542
Fidelity VIP Equity-Income Portfolio Service Class 2	2,527,125	4,633,334
Fidelity VIP Growth Portfolio Service Class 2	75,785	371,087
Fidelity VIP Investment Grade Bond Portfolio Service Class 2	16,753,587	9,153,296
Fidelity VIP Mid Cap Portfolio Service Class 2	33,441,263	37,313,714
Fidelity VIP Overseas Portfolio Service Class 2	31,017	66,422
Fidelity VIP Growth Opportunities Portfolio Service Class 2	—	—
Templeton Global Bond Securities Fund Class 2	2,677,480	719,469
Templeton Growth Securities Fund Class 2	531,315	1,462,562
Templeton Foreign Securities Fund Class 2	28,091,126	3,666,871
Franklin Income Securities Fund Class 2	1,062,862	293,227
Mutual Shares Securities Fund Class 2	239,751	128,748
Franklin U.S. Government Fund Class 2	64,287,654	12,063,852
Franklin Rising Dividends Securities Fund Class 2	1,160,273	4,729,140
Franklin Small Cap Value Securities Fund Class 2	5,071,051	21,533,387
Franklin Growth & Income Securities Fund Class 2	—	—
MFS Research Bond Series Service Class	24,386,376	3,464,873
MFS Core Equity Series Service Class	49,547	71,457
MFS Growth Series Service Class	332,298	505,419
MFS Investors Trust Series Service Class	62,188	190,445
MFS New Discovery Series Service Class	485,244	322,912
MFS Strategic Income Portfolio Service Class (formerly MFS Strategic Income Series Service Class)	271,019	535,122
MFS Total Return Series Service Class	805,627	2,992,846
MFS Utilities Series Service Class	13,911,909	6,720,386
MFS Value Series Service Class	297,001	130,762
MFS Technology Portfolio Service Class	7,363,217	1,131,546
MFS New Discovery Portfolio Service Class	7,251,990	1,157,161
MFS International Value Portfolio Service Class	—	—
Oppenheimer Capital Appreciation Fund/VA Service Class	1,158,847	8,860,077
Oppenheimer International Growth Fund/VA Service Class	144,400	151,760
Oppenheimer Main Street Small-Cap Fund/VA Service Class (formerly Oppenheimer Main Street Small- & Mid-Cap Fund/VA Service Class)	22,273,351	32,451,018
Oppenheimer Global Strategic Income Fund/VA Service Class	69,936,065	14,692,392
PIMCO Low Duration Portfolio Advisor Class	770,408	657,796
PIMCO Real Return Portfolio Advisor Class	1,308,236	2,075,751
PIMCO Total Return Portfolio Advisor Class	148,477,977	21,027,493
PIMCO VIT Global Multi-Asset Managed Volatility Portfolio Advisor Class	—	—
PIMCO Unconstrained Bond Portfolio Advisor Class	—	—
Pioneer Disciplined Value VCT Portfolio Class II (formerly Pioneer Fundamental Value VCT Portfolio Class II)	18,378,621	20,937,086
Pioneer Equity Income VCT Portfolio Class II	35,381,626	3,140,639
Pioneer Fund VCT Portfolio Class II	10,871	2,267
Pioneer Mid Cap Value VCT Portfolio Class II	3,320,613	24,206,435
Pioneer Bond VCT Portfolio Class II	—	—
American Century VP Mid Cap Value Fund Class II	21,899,652	2,392,003
American Century VP Inflation Protection Fund Class II	—	—
Dreyfus Appreciation Portfolio Service Class	18,166,377	420,553
Ivy Funds VIP Mid Cap Growth Portfolios	21,469,985	2,517,229
Ivy Funds VIP Global Bond Fund	—	—
Ivy Funds VIP High Income Fund	—	—
Putnam VT Equity Income Fund IB Shares	23,376,746	2,803,983
Putnam VT Absolute Return 500 Fund Class IB	—	—
Putnam VT Small Cap Value Fund Class IB	—	—
ALPS/Alerian Energy Infrastructure Portfolio Class III	—	—

B-61

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	Purchases	Sales
DWS Alternative Asset Allocation VIP Class B	$—	$—
Janus Aspen Enterprise Portfolio Service Shares	—	—
Janus Aspen Global Technology Portfolio Service Shares	—	—
Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares	—	—
ClearBridge Variable Small Cap Growth Portfolio Class II	—	—
Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II	—	—
The Merger Fund VL	—	—
Mariner Hyman Beck Portfolio Class II	—	—
Guggenheim VT Multi-Hedge Strategies Fund	—	—
Guggenheim VT U.S. Long Short Momentum Fund	—	—
T. Rowe Price Health Sciences Portfolio II	—	—
UIF Emerging Markets Equity Portfolio Class II	—	—
Van Eck VIP Global Hard Assets Service Class	—	—
Virtus Real Estate Securities Series	—	—

Total	$1,119,107,744	$618,980,094

NOTE 4 — EXPENSES AND RELATED PARTY TRANSACTIONS

GIAC deducts certain charges from the contract. Contractual charges paid to GIAC include:

Contract Charges

For the Guardian Investor Asset Builder Variable Annuity (GIAB), Guardian Investor Variable Annuity B and L Series (B Series and L Series), and Guardian Investor II Variable Annuity B and L Series (B Series 2012 and L Series 2012), a fixed annual contract fee of $35 (lower where required by State law) is deducted on each contract anniversary date before annuitization and upon surrender prior to annuitization to cover GIAC’s administrative expenses. The contract fee may be waived if the accumulation value is $100,000 or more on the anniversary date when the charge is deducted. These charges are assessed through redemption of units. For the years ended December 31, 2012 and 2013, contract fees amounted to $567,184 and $653,358, respectively.

Expense Charges

(1)	A mortality and expense risk charge is deducted through a reduction of the unit value and is a daily charge based on an annual rate as shown below by each series of the average daily net assets applicable to the Account. There are additional charges applicable to each rider option based on series, calculated as a percentage of average daily net asset value of the applicable contracts as shown below:

•	For GIAB, an annual rate of 1.25%

a)	7 Year Enhanced Death Benefit Rider (EDBR), with an annual rate of .20%;

b)	7 Year Enhanced Death Benefit Rider (EDBR) and Living Benefit Rider (LBR) or Earnings Benefit Rider (EBR), with an annual rate of .45%;

c)	7 Year Enhanced Death Benefit Rider (EDBR) and Living Benefit Rider (LBR) and Earnings Benefit Rider (EBR), with an annual rate of .70%;

d)	Contracts with Living Benefit Rider (LBR) or Earnings Benefit Rider (EBR) or Contract Anniversary Enhanced Death Benefit Rider (CAEDB), with an annual rate of .25%;

e)	Contracts with Contract Anniversary Enhanced Death Benefit Rider (CAEDB) and Living Benefit Rider (LBR) or Earnings Benefit Rider (EBR), with an annual rate of .50%;

f)	Contracts with Contract Anniversary Enhanced Death Benefit Rider (CAEDB) with Living Benefit Rider (LBR) and Earnings Benefit Rider (EBR), with an annual rate of .75%;

g)	Guaranteed Minimum Death Benefit (GMDB), with an annual rate of .30%;

h)	Guaranteed Minimum Death Benefit (GMDB) and Living Benefit Rider (LBR) or Earnings Benefit Rider (EBR), with an annual rate of .55%;

B-62

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

i)	Guaranteed Minimum Death Benefit (GMDB) with Living Benefit Rider (LBR) and Earnings Benefit Rider (EBR), with an annual rate of .80%.

•	For B Series, an annual rate of 1.10% or L Series, an annual rate of 1.45%

a)	Highest Anniversary Value Death Benefit Rider (HAVDB), with an annual rate of .40% (.25% before 7/6/10) or Earnings Benefit Rider (EBR), with an annual rate of .25%;

b)	Highest Anniversary Value Death Benefit Rider (HAVDB) and Earnings Benefit Rider (EBR), with an annual rate of .65% (.50% before 7/6/10).

•	For B Series 2012, an annual rate of 1.15% or L Series 2012, an annual rate of 1.5%

a)	Highest Anniversary Value Death Benefit Rider (HAVDB), with an annual rate of .40% or Earnings Benefit Rider (EBR), with an annual rate of .25%;

b)	Highest Anniversary Value Death Benefit Rider (HAVDB) and Earnings Benefit Rider (EBR), with an annual rate of .65%.

(2)	A daily administrative expense charge against the net assets of each investment option, through a reduction of the unit value, in an amount equal to .20% on an annual basis for GIAB, B Series and L Series or .25% on an annual basis for B Series 2012 and L Series 2012.

(3)	A combined mortality and expense charge and administrative expense charge is applied as a reduction to the unit value and is calculated daily at an annual rate of 1.00% for Guardian Investor ProFreedom Variable Annuity (B Share) or 0.60% for Guardian Investor ProStrategies Variable Annuity (I Share). There is an additional charge applied for each optional rider, calculated as a percentage of the average daily net asset value of the applicable contracts as shown below:

a)	Highest Anniversary Value Death Benefit Rider (HAVDB), with an annual rate of .30%;

b)	Return of Premium Death Benefit Basic Rider (ROPDB Basic), with an annual rate of .25%;

c)	Return of Premium Death Benefit Plus Rider (ROPDB Plus), with an annual rate of .30%;

d)	Highest Anniversary Value Death Benefit Rider (HAVDB) and Return of Premium Death Benefit Plus Rider (ROPDB Plus), with an annual rate of .35%.

There were no sales of B Share or I Share contracts during 2013.

(4)	Additional optional benefit riders deducted as follows:

a)	Annual Guaranteed Minimum Income Benefit Rider (GMIB), with an anniversary and upon termination rate of .50% of the accumulation value for GIAB.

b)	Guaranteed Lifetime Withdrawal Benefit Rider (GLWB)/Guaranteed Minimum Withdrawal Benefit Rider (GMWB), with an annual rate ranging from .40% to 2.15% of the adjusted Guaranteed Withdrawal Balance at the time the charge is deducted on each contract anniversary and prior to payment of any death benefit or the annuitization of the contract, depending on the option chosen. For the years ended December 31, 2012 and 2013, these rider fees amounted to $33,538,391 and $54,850,302, respectively. The availability of the GLWB and GMWB riders is dependent on the type of contract selected.

c)	The Deferred Income Annuity Payout Option rider (DIA) is available to B Share and I Share contract owners at no additional cost.

(5)	A charge for premium taxes deducted from either the contract payment or upon annuitization, as
determined	in accordance with applicable state law.

Currently, GIAC makes no charge against the Account for GIAC’s federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

Guardian Investor Services LLC (GIS), a wholly owned subsidiary of The Guardian Life Insurance Company of America, has a majority interest in RS Investment Management Co., LLC (RS Investments), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

RS Investments serves as investment adviser and administrator to each of the Variable Product Funds Series (RS Funds). GIS serves as sub-adviser to certain RS funds and is the principal underwriter to all RS Funds. In addition, RS Investments, GIS, Guardian Baillie Gifford Ltd. (GBG), and Baillie Gifford Overseas Ltd. (BG Overseas) also have the roles described below. GIAC and BG Overseas each have an equity ownership interest in GBG.

RS Investments provides day-to-day investment management services to the following funds:

• RS Large Cap Alpha VIP Series • RS Small Cap Growth Equity VIP Series • RS Emerging Markets VIP Series	• RS International VIP Series (formerly RS International Growth VIP Series)

From January 1, 2013 through February 28, 2013 and from January 1, 2013 through June 30, 2013, BG Overseas served as sub-sub-adviser, with GBG serving as sub-adviser, and provided day-to-day investment management services to RS Emerging Markets VIP Series and RS International VIP Series, respectively, subject to RS Investments’ and GBG’s general oversight of BG Overseas’ performance. Effective March 1, 2013 and July 1, 2013, RS Investments serves as sole investment adviser and administrator and provides day-to-day investment management services to the aforementioned funds.

As of April 27, 2012, the RS Global Natural Resources VIP Series, the RS Partners VIP Series and the RS Value VIP Series were liquidated and no longer available as investment options under this contract. The contract owner had the option to transfer the amounts to another investment option by the liquidation date. After the liquidation date, the remaining amounts in these investment options were transferred to the RS Money Market VIP Series.

As sub-adviser, GIS provides day-to-day investment management services to the following funds, subject to RS Investments’ general oversight of GIS’s performance:

• RS Investment Quality Bond VIP Series • RS High Yield VIP Series • RS S&P 500 Index VIP Series	• RS Low Duration Bond VIP Series • RS Money Market VIP Series

Under an investment management agreement between each RS Fund and RS Investments, the RS Funds pay a monthly fee to RS Investments at the annual rates shown in the table below for investment advisory and administrative services. Under investment sub-advisory agreements between RS Investments and the respective sub-adviser for certain RS Funds specified below, RS Investments pays a monthly fee to the sub-adviser for investment advisory services at the annual rates set out in the table below, based on the respective RS Fund’s average daily net assets. The sub-advisory fee payable to GIS by RS Investments also covers the administrative and accounting services provided by GIS to the RS Funds.

RS Fund	Sub-adviser	Advisory Fee Rate	Sub-advisory Fee Rate
RS Large Cap Alpha VIP Series	None	0.50%	N/A
RS S&P 500 Index VIP Series	GIS	0.25%	0.070%
RS High Yield VIP Series	GIS	0.60%	0.168%
RS Low Duration Bond VIP Series	GIS	0.45%	0.126%
RS Small Cap Growth Equity VIP Series	None	0.75%	N/A
RS International VIP Series	None	0.80%	N/A
RS Emerging Markets VIP Series	None	1.00%	N/A
RS Investment Quality Bond VIP Series	GIS	0.50%	0.140%
RS Money Market VIP Series	GIS	0.45%	0.126%

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

GIS has a management agreement with Gabelli Capital Asset Fund and earns fees of ..25% of the average daily net assets. GIAC has administrative service fee agreements with GIS, RS Investment Management Co., LLC, Invesco Advisers, Inc., Fred Alger Management, Inc., AllianceBernstein, L.P., BlackRock Advisors, LLC, Columbia Management Investment Advisers, LLC, Davis Selected Advisers, LP, Wells Fargo Funds Management, LLC, Fidelity Management & Research Company, Franklin Advisers, Inc., Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, Massachusetts Financial Services Company, Oppenheimer Funds, Inc., PIMCO, Pioneer Investment Management, Inc., Templeton Global Advisers Limited, Templeton Investment Counsel, LLC, Waddell & Reed Investment Management Company, American Century Investment Management, Inc., The Dreyfus Corporation, Putnam Investment Management, LLC, EULAV Asset Management, LLC, Westchester Capital Management, LLC, Deutsche Investment Management Americas Inc., Guggenheim Investments, Lazard Asset Management, Morgan Stanley Investment Management, Van Eck Associates Corporation, and Virtus Investment Partners, which compensate GIAC for administrative services provided. These fees range from .05% to .50% of the average daily net assets.

The amount retained by GIAC in the Account is comprised of amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

Sales Charges

Contingent deferred sales charges are assessed on certain partial or total surrenders. The following charges are assessed through a redemption in units and paid to GIAC during the following years:

	Contingent Deferred Sales Charge Percentage Per Number of Contract Years Completed
Product	0	1	2	3	4		5	6	7
GIAB	8.0%	7.0%	6.0%	5.0%	4.0%		3.0%	2.0%	0%	*
B Series	8.0%	8.0%	7.0%	6.0%	5.0%		4.0%	3.0%	0%	*
L Series	8.0%	8.0%	7.0%	6.0%	0%	*	—	—	—
B Series 2012	8.0%	7.5%	6.5%	5.5%	5.0%		4.0%	3.0%	0%	*
L Series 2012	8.0%	7.5%	6.5%	5.5%	0%	*	—	—	—
B Share	8.0%	7.5%	6.5%	5.5%	5.0%		4.0%	3.0%	0%	*
I Share				None

*	0% and thereafter

For the years ended December 31, 2012 and 2013, contingent deferred sales charges were $2,670,779 and $2,751,594.

NOTE 5 — CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2013 and 2012, were as follows:

	2013			2012
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
RS Large Cap Alpha VIP Series	322,125	3,266,750	(2,944,625)	4,170,722	1,018,984	3,151,738
RS S&P 500 Index VIP Series	169,457	496,054	(326,597)	690,652	382,656	307,996
RS High Yield VIP Series	71,084	169,801	(98,717)	80,917	127,787	(46,870)
RS Low Duration Bond VIP Series	4,846,542	908,735	3,937,807	6,397,513	638,430	5,759,083
RS Partners VIP Series	—	—	—	37,138	507,533	(470,395)
RS Small Cap Growth Equity VIP Series	106,129	115,891	(9,762)	87,540	115,596	(28,056)
RS International VIP Series (formerly RS International Growth VIP Series)	33,361	397,055	(363,694)	91,221	287,455	(196,234)
RS Emerging Markets VIP Series	165,231	131,171	34,060	94,467	135,748	(41,281)
RS Investment Quality Bond VIP Series	8,844,054	2,347,897	6,496,157	8,609,309	1,532,721	7,076,588

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	2013			2012
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
RS Global Natural Resources VIP Series	—	—	—	21,303	470,242	(448,939)
RS Value VIP Series	—	—	—	232	49,037	(48,805)
RS Money Market VIP Series	239,889	683,091	(443,202)	1,177,053	1,522,067	(345,014)
Gabelli Capital Asset Fund	28,341	90,222	(61,881)	16,982	107,037	(90,055)
Value Line Centurion Fund	6,409	7,665	(1,256)	2,410	19,733	(17,323)
Value Line Strategic Asset Management Trust	9,694	50,156	(40,462)	29,832	66,498	(36,666)
Invesco V.I. American Franchise Fund Series II (formerly Invesco Van Kampen V.I. American Franchise Fund Series II)	6,106	283,855	(277,749)	26,767	123,882	(97,115)
Invesco V.I. Value Opportunities Fund Series II (formerly Invesco Van Kampen V.I. Value Opportunities Fund Series II)	3,660	18,068	(14,408)	3,589	14,623	(11,034)
Invesco V.I. Global Real Estate Fund Series II	2,853	5,775	(2,922)	13,175	1,023	12,152
Invesco V.I. Government Securities Fund Series II	8,028	114,941	(106,913)	7,536	133,297	(125,761)
Invesco V.I. Mid Cap Core Equity Fund Series II	669,696	138,299	531,397	1,244,685	39,398	1,205,287
Invesco V.I. Core Equity Fund Series II	2,071,866	371,514	1,700,352	3,900,468	71,816	3,828,652
Invesco V.I. International Growth Fund Series II	1,737,766	224,920	1,512,846	4,508,131	87,840	4,420,291
Invesco V.I. Small Cap Equity Fund Series II	734,609	288,840	445,769	1,897,500	32,006	1,865,494
Invesco V.I. Comstock Fund Series II (formerly Invesco Van Kampen V.I. Comstock Fund Series II)	2,136,185	773,944	1,362,241	5,395,378	94,549	5,300,829
Invesco V.I. American Value Fund Series II (formerly Invesco Van Kampen V.I. American Value Fund Series II)	655,189	116,184	539,005	1,008,484	14,958	993,526
Invesco V.I. Growth and Income Fund Series II (formerly Invesco Van Kampen V.I. Growth and Income Fund Series II)	9,585	86,520	(76,935)	9,801	107,222	(97,421)
Invesco V.I. Balanced-Risk Allocation Fund Series II	—	—	—	—	—	—
Alger Capital Appreciation Portfolio Class S	10,659	28,978	(18,319)	17,656	14,576	3,080
AllianceBernstein VPS Growth & Income Portfolio Class B	11,880	38,473	(26,593)	8,565	33,233	(24,668)
AllianceBernstein VPS International Value Portfolio Class B	19,208	247,460	(228,252)	201,471	83,809	117,662
AllianceBernstein VPS Large Cap Growth Portfolio Class B	2,336	7,529	(5,193)	6,014	22,461	(16,447)
AllianceBernstein VPS Global Thematic Growth Portfolio Class B	3,409	43,779	(40,370)	3,808	7,823	(4,015)
AllianceBernstein VPS Real Estate Investment Portfolio Class B	12,879	48,398	(35,519)	14,592	39,930	(25,338)
AllianceBernstein VPS Value Portfolio Class B	3,425	22,470	(19,045)	2,016	31,026	(29,010)
AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B	4,656	33	4,623	256	28	228
BlackRock Capital Appreciation V.I. Fund Class III	2,157,406	892,118	1,265,288	6,986,502	171,790	6,814,712
BlackRock Global Allocation V.I. Fund Class III	80,059	19,920	60,139	80,967	29,661	51,306

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	2013			2012
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
BlackRock Large Cap Core V.I. Fund Class III	1,435,770	1,340,676	95,094	5,397,019	384,762	5,012,257
BlackRock Large Cap Value V.I. Fund Class III	7,751	4,993	2,758	12,973	20,980	(8,007)
Columbia Variable Portfolio – Asset Allocation Fund Class 2	12,296	6,406	5,890	16,927	12,778	4,149
Columbia Variable Portfolio – Small Cap Value Fund Class 2	703,220	618,553	84,667	1,706,321	101,718	1,604,603
Columbia Variable Portfolio – Small Company Growth Fund Class 2	2,225	532	1,693	1,780	11,011	(9,231)
Columbia Variable Portfolio – Marsico 21st Century Fund Class 2	1,174	395	779	12,489	10,813	1,676
Columbia Variable Portfolio – Marsico Growth Fund Class 2	497	3,231	(2,734)	3,465	11,012	(7,547)
Columbia Variable Portfolio – Seligman Global Technology Fund Class 2	43,595	133,486	(89,891)	956,702	73,431	883,271
Davis Financial Portfolio	10,155	17,124	(6,969)	10,663	19,121	(8,458)
Davis Real Estate Portfolio	4,508	77,491	(72,983)	18,636	41,129	(22,493)
Davis Value Portfolio	25,273	882,603	(857,330)	41,720	421,409	(379,689)
Wells Fargo Advantage VT International Equity Fund Class 2	192,892	1,040,398	(847,506)	4,600,673	373,407	4,227,266
Wells Fargo Advantage VT Small Cap Value Fund Class 2	1,507	176	1,331	7,220	319	6,901
Fidelity VIP Balanced Portfolio Service Class 2	17,495	34,508	(17,013)	10,728	68,243	(57,515)
Fidelity VIP Contrafund Portfolio Service Class 2	2,960,211	2,631,968	328,243	6,024,531	1,510,510	4,514,021
Fidelity VIP Equity-Income Portfolio Service Class 2	9,882	286,651	(276,769)	11,699	304,725	(293,026)
Fidelity VIP Growth Portfolio Service Class 2	3,895	24,640	(20,745)	12,835	29,862	(17,027)
Fidelity VIP Investment Grade Bond Portfolio Service Class 2	992,498	555,404	437,094	325,678	398,278	(72,600)
Fidelity VIP Mid Cap Portfolio Service Class 2	138,923	1,657,953	(1,519,030)	2,493,576	551,783	1,941,793
Fidelity VIP Overseas Portfolio Service Class 2	1,412	3,739	(2,327)	4,536	2,642	1,894
Fidelity VIP Growth Opportunities Service Class 2	—	—	—	—	—	—
Templeton Global Bond Securities Fund Class 2	172,635	36,068	136,567	96,800	20,527	76,273
Templeton Growth Securities Fund Class 2	16,260	88,480	(72,220)	25,248	80,922	(55,674)
Templeton Foreign Securities Fund Class 2	1,670,979	154,660	1,516,319	1,672,494	7,238	1,665,256
Franklin Income Securities Fund Class 2	41,092	11,113	29,979	55,049	19,832	35,217
Mutual Shares Securities Fund Class 2	8,728	2,791	5,937	36,909	1,953	34,956
Franklin U.S. Government Fund Class 2	5,648,327	841,992	4,806,335	7,080,652	511,122	6,569,530
Franklin Rising Dividends Securities Fund Class 2	9,904	231,476	(221,572)	22,342	168,385	(146,043)
Franklin Small Cap Value Securities Fund Class 2	51,768	897,387	(845,619)	681,304	335,143	346,161
Franklin Growth & Income Securities Fund Class 2	—	—	—	—	—	—
MFS Research Bond Series Service Class	2,282,020	242,316	2,039,704	3,983,879	109,628	3,874,251
MFS Core Equity Series Service Class	805	2,459	(1,654)	1,157	709	448

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	2013			2012
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
MFS Growth Series Service Class	12,429	23,539	(11,110)	19,564	19,656	(92)
MFS Investors Trust Series Service Class	1,382	9,094	(7,712)	1,584	3,400	(1,816)
MFS New Discovery Series Service Class	20,327	9,249	11,078	4,221	7,044	(2,823)
MFS Strategic Income Portfolio Service Class (formerly MFS Strategic Income Series Service Class)	5,905	32,261	(26,356)	7,365	16,288	(8,923)
MFS Total Return Series Service Class	39,952	200,395	(160,443)	18,805	232,066	(213,261)
MFS Utilities Series Service Class	677,318	178,264	499,054	1,301,354	90,360	1,210,994
MFS Value Series Service Class	10,899	1,829	9,070	8,990	4,406	4,584
MFS Technology Portfolio Service Class	842,575	96,903	745,672	832,486	3,692	828,794
MFS New Discovery Portfolio Service Class	334,014	48,856	285,158	357,312	2,318	354,994
MFS International Value Portfolio Service Class	—	—	—	—	—	—
Oppenheimer Capital Appreciation Fund/VA Service Class	34,634	391,454	(356,820)	37,187	199,672	(162,485)
Oppenheimer International Growth Fund/VA Service Class	4,250	4,938	(688)	32,274	22,275	9,999
Oppenheimer Main Street Small-Cap Fund/VA Service Class (formerly Oppenheimer Main Street Small- & Mid-Cap Fund/VA Service Class)	1,370,564	1,353,230	17,334	3,016,812	176,346	2,840,466
Oppenheimer Global Strategic Income Fund/VA Service Class	4,599,850	799,213	3,800,637	4,459,713	520,198	3,939,515
PIMCO Low Duration Portfolio Advisor Class	39,998	30,255	9,743	78,597	31,508	47,089
PIMCO Real Return Portfolio Advisor Class	8,834	72,727	(63,893)	112,635	19,696	92,939
PIMCO Total Return Portfolio Advisor Class	12,388,067	1,431,295	10,956,772	13,927,749	713,924	13,213,825
PIMCO VIT Global Multi-Asset Managed Volatility Portfolio Advisor Class	—	—	—	—	—	—
PIMCO Unconstrained Bond Portfolio Advisor Class	—	—	—	—	—	—
Pioneer Disciplined Value VCT Portfolio Class II (formerly Pioneer Fundamental Value VCT Portfolio Class II)	175,870	898,410	(722,540)	3,152,697	383,952	2,768,745
Pioneer Equity Income VCT Portfolio Class II	2,775,770	218,250	2,557,520	2,883,896	14,761	2,869,135
Pioneer Fund VCT Portfolio Class II	458	137	321	103	2,102	(1,999)
Pioneer Mid Cap Value VCT Portfolio Class II	133,796	1,209,434	(1,075,638)	2,860,738	293,890	2,566,848
Pioneer Bond VCT Portfolio Class II	—	—	—	—	—	—
American Century VP Mid Cap Value Fund Class II	1,263,240	134,512	1,128,728	1,318,407	6,591	1,311,816
American Century VP Inflation Protection Fund Class II	—	—	—	—	—	—
Dreyfus Appreciation Portfolio Service Class	409,657	14,067	395,590	373,464	1,791	371,673
Ivy Funds VIP Mid Cap Growth Portfolios	2,126,277	209,830	1,916,447	2,053,807	9,043	2,044,764
Ivy Funds VIP Global Bond Fund	—	—	—	—	—	—
Ivy Funds VIP High Income Fund	—	—	—	—	—	—

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

	2013			2012
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
Putnam VT Equity Income Fund IB Shares	1,250,663	126,535	1,124,128	1,329,910	6,183	1,323,727
Putnam VT Absolute Return 500 Fund Class IB	—	—	—	—	—	—
Putnam VT Small Cap Value Fund Class IB	—	—	—	—	—	—
ALPS/Alerian Energy Infrastructure Portfolio Class III	—	—	—	—	—	—
DWS Alternative Asset Allocation VIP Class B	—	—	—	—	—	—
Janus Aspen Enterprise Portfolio Service Shares	—	—	—	—	—	—
Janus Aspen Global Technology Portfolio Service Shares	—	—	—	—	—	—
Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares	—	—	—	—	—	—
ClearBridge Variable Small Cap Growth Portfolio Class II	—	—	—	—	—	—
Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II	—	—	—	—	—	—
The Merger Fund VL	—	—	—	—	—	—
Mariner Hyman Beck Portfolio Class II	—	—	—	—	—	—
Guggenheim VT Multi-Hedge Strategies Fund	—	—	—	—	—	—
Guggenheim VT U.S. Long Short Momentum Fund	—	—	—	—	—	—
T. Rowe Price Health Sciences Portfolio II	—	—	—	—	—	—
UIF Emerging Markets Equity Portfolio Class II	—	—	—	—	—	—
Van Eck VIP Global Hard Assets Service Class	—	—	—	—	—	—
Virtus Real Estate Securities Series	—	—	—	—	—	—

NOTE 6 — FINANCIAL HIGHLIGHTS

GIAC sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. The differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following schedule was developed, for each of the five years ending December 31, by determining which products offered by GIAC and funded by the Account that have the lowest and highest expense ratio. Only product designs within each investment option that had units outstanding throughout the respective periods were considered when determining the lowerst and highest expense ratio. The summary may not reflect the lowest and highest contract charges potentially offered by GIAC as contract owners may not have selected all available and applicable contract options. The net assets disclosed in the table below represent only net assets in accumulation.

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
RS Large Cap Alpha VIP Series	2013	19,393,149	$14.91	to	$21.22	$402,555,127	1.30%	to	2.15%	1.25%	35.74%	to	36.91%
	2012	22,337,774	10.99	to	15.50	339,144,704	1.30%	to	2.15%	2.13%	9.86%	to	15.00%
	2011	19,186,036	11.46	to	13.48	252,476,928	1.30%	to	2.20%	1.17%	-11.21%	to	-10.40%
	2010	13,851,328	12.91	to	15.04	201,832,522	1.30%	to	2.20%	2.81%	14.49%	to	15.53%
	2009	9,981,323	11.28	to	13.02	124,358,564	1.30%	to	2.20%	0.27%	22.36%	to	30.22%

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NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
RS S&P 500 Index VIP Series	2013	3,409,218	$13.81	to	$23.02	$61,593,094	1.30%	to	2.15%	1.83%	29.18%	to	30.30%
	2012	3,735,815	10.69	to	17.67	51,372,837	1.30%	to	2.15%	2.10%	6.94%	to	14.17%
	2011	3,427,819	12.20	to	15.47	39,053,947	1.30%	to	2.05%	1.81%	-0.13%	to	0.62%
	2010	3,569,472	12.22	to	15.38	40,314,235	1.30%	to	2.05%	1.76%	13.28%	to	22.21%
	2009	3,699,083	9.36	to	13.57	36,834,414	1.30%	to	2.00%	2.20%	23.74%	to	35.74%
RS High Yield VIP Series	2013	1,101,071	$12.97	to	$17.96	$18,295,023	1.30%	to	2.30%	6.52%	4.50%	to	5.55%
	2012	1,199,788	12.41	to	17.01	19,060,033	1.30%	to	2.30%	6.53%	11.94%	to	13.07%
	2011	1,246,658	11.09	to	15.05	17,630,612	1.30%	to	2.30%	7.44%	1.81%	to	2.84%
	2010	1,370,796	10.91	to	14.63	18,922,007	1.30%	to	2.05%	9.28%	9.06%	to	12.24%
	2009	1,255,325	11.90	to	13.04	15,402,025	1.30%	to	1.95%	9.20%	30.35%	to	35.42%
RS Low Duration Bond VIP Series	2013	21,120,905	$10.88	to	$10.93	$225,959,614	1.30%	to	2.20%	1.78%	-1.95%	to	-1.06%
	2012	17,183,098	11.05	to	11.10	187,703,026	1.30%	to	2.20%	2.20%	0.90%	to	1.82%
	2011	11,424,015	10.85	to	11.00	124,148,381	1.30%	to	2.20%	2.80%	-0.32%	to	0.59%
	2010	7,349,430	10.79	to	11.04	79,790,196	1.30%	to	2.20%	3.86%	2.29%	to	3.21%
	2009	3,663,551	10.46	to	10.79	38,902,872	1.30%	to	2.20%	4.31%	4.06%	to	4.56%
RS Partners VIP Series(4)	2013	—	$—		$—	$—	—		—	—	—		—
	2012	—	—		—	—	—		—	—	—		—
	2011	470,395	11.58	to	16.94	5,806,550	1.30%	to	2.30%	0.00%	-9.85%	to	-8.94%
	2010	387,842	12.79	to	18.60	5,240,928	1.30%	to	2.20%	0.00%	23.89%	to	25.01%
	2009	376,576	10.33	to	14.88	4,058,890	1.30%	to	2.20%	0.00%	36.61%	to	48.78%
RS Small Cap Growth Equity VIP Series	2013	932,510	$20.70	to	$29.86	$20,544,629	1.30%	to	2.20%	0.00%	46.85%	to	48.18%
	2012	942,272	14.10	to	20.15	14,325,949	1.30%	to	2.20%	0.00%	12.97%	to	13.99%
	2011	970,328	12.48	to	17.68	12,973,252	1.30%	to	2.20%	0.00%	-4.42%	to	-3.55%
	2010	1,067,621	13.06	to	18.33	14,772,686	1.30%	to	2.20%	0.00%	24.78%	to	25.92%
	2009	1,113,053	10.46	to	14.56	12,190,804	1.30%	to	2.20%	0.00%	34.15%	to	45.55%
RS International VIP Series (formerly RS International Growth VIP Series)	2013	3,225,589	$14.65	to	$21.37	$57,789,490	1.30%	to	2.30%	1.36%	17.36%	to	18.55%
	2012	3,589,283	12.48	to	18.03	54,372,625	1.30%	to	2.30%	1.15%	15.64%	to	16.81%
	2011	3,785,517	10.79	to	15.43	49,171,582	1.30%	to	2.30%	1.16%	-13.67%	to	-12.80%
	2010	3,858,604	14.22	to	17.70	57,586,015	1.30%	to	2.20%	1.66%	11.69%	to	12.71%
	2009	4,025,561	12.74	to	15.70	53,335,486	1.30%	to	2.20%	1.88%	35.95%	to	57.02%
RS Emerging Markets VIP Series	2013	865,162	$10.15	to	$21.45	$16,679,140	1.30%	to	2.30%	0.24%	-5.68%	to	-4.73%
	2012	831,102	10.77	to	22.52	18,625,715	1.30%	to	2.30%	0.65%	10.98%	to	12.11%
	2011	872,383	9.70	to	20.09	18,511,617	1.30%	to	2.30%	0.00%	-22.78%	to	-22.00%
	2010	933,869	25.75	to	28.06	26,713,897	1.30%	to	2.20%	2.79%	16.53%	to	17.58%
	2009	1,008,487	21.90	to	24.08	24,921,700	1.30%	to	2.20%	3.82%	92.08%	to	119.01%
RS Investment Quality Bond VIP Series	2013	39,123,738	$12.58	to	$12.62	$484,217,102	1.30%	to	2.20%	2.83%	-3.78%	to	-2.90%
	2012	32,627,581	12.96	to	13.11	425,023,380	1.30%	to	2.20%	3.16%	4.03%	to	4.98%
	2011	25,550,993	12.34	to	12.60	326,111,008	1.30%	to	2.20%	4.01%	4.73%	to	5.68%
	2010	21,290,904	11.68	to	12.03	260,432,200	1.30%	to	2.20%	4.25%	5.36%	to	6.32%
	2009	16,591,363	10.98	to	11.42	193,909,871	1.30%	to	2.20%	5.13%	8.77%	to	9.84%
RS Global Natural Resources VIP Series(4)	2013	—	$—		$—	$—	—		—	—	—		—
	2012	—	—		—	—	—		—	—	—		—
	2011	448,939	11.95	to	18.06	5,268,091	1.30%	to	2.05%	0.00%	-9.35%	to	-8.66%
	2010	419,600	13.18	to	19.78	5,084,827	1.30%	to	2.05%	0.00%	25.16%	to	31.81%
	2009	378,882	8.57	to	15.80	3,424,231	1.30%	to	1.95%	0.00%	47.66%	to	58.01%
RS Value VIP Series(4)	2013	—	$—		$—	$—	—		—	—	—		—
	2012	—	—		—	—	—		—	—	—		—
	2011	48,805	7.75	to	7.93	384,038	1.45%	to	1.95%	0.00%	-12.67%	to	-12.24%
	2010	42,128	8.88	to	9.03	378,895	1.45%	to	1.95%	0.00%	23.49%	to	24.11%
	2009	32,586	7.19	to	7.28	236,260	1.45%	to	1.95%	0.34%	30.83%	to	31.48%
RS Money Market VIP Series	2013	2,136,917	$9.22	to	$9.38	$20,761,236	1.30%	to	2.30%	0.01%	-2.28%	to	-1.29%
	2012	2,580,119	9.44	to	9.51	25,515,700	1.30%	to	2.30%	0.01%	-2.29%	to	-1.30%
	2011	2,925,133	9.63	to	9.71	28,984,880	1.30%	to	2.20%	0.04%	-2.16%	to	-1.27%
	2010	1,798,924	9.76	to	9.92	18,468,432	1.30%	to	2.20%	0.02%	-2.17%	to	-1.28%
	2009	2,231,738	9.88	to	10.14	23,508,685	1.30%	to	2.20%	0.06%	-2.13%	to	-1.18%
Gabelli Capital Asset Fund	2013	539,265	$20.16	to	$21.73	$11,592,879	1.45%	to	2.20%	0.66%	34.53%	to	35.54%
	2012	601,146	14.99	to	16.03	9,538,643	1.45%	to	2.20%	1.44%	14.77%	to	15.63%
	2011	691,201	13.06	to	13.86	9,498,729	1.45%	to	2.20%	0.42%	-2.44%	to	-1.71%
	2010	832,664	13.39	to	14.10	11,650,361	1.45%	to	2.20%	0.44%	27.05%	to	28.01%
	2009	898,502	10.54	to	11.02	9,826,045	1.45%	to	2.20%	0.83%	31.76%	to	32.75%

B-70

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Value Line Centurion Fund	2013	85,540	$13.43	to	$14.47	$1,229,763	1.45%	to	2.20%	0.55%	28.10%	to	29.07%
	2012	86,796	10.48	to	11.21	966,622	1.45%	to	2.20%	0.00%	12.76%	to	13.61%
	2011	104,119	9.30	to	9.87	1,020,921	1.45%	to	2.20%	0.00%	2.89%	to	3.67%
	2010	113,823	9.04	to	9.52	1,072,487	1.45%	to	2.20%	2.24%	23.00%	to	23.93%
	2009	121,020	7.35	to	7.68	920,573	1.45%	to	2.20%	0.00%	8.66%	to	9.48%
Value Line Strategic Asset Management Trust	2013	429,776	$17.14	to	$20.13	$7,954,401	1.30%	to	2.20%	0.82%	18.97%	to	20.05%
	2012	470,238	14.41	to	16.76	7,259,655	1.30%	to	2.20%	0.64%	12.90%	to	13.93%
	2011	506,904	12.76	to	14.71	6,875,802	1.30%	to	2.20%	0.57%	1.41%	to	2.33%
	2010	539,973	12.58	to	14.38	7,143,065	1.30%	to	2.20%	0.82%	12.69%	to	13.71%
	2009	569,141	11.17	to	12.65	6,607,097	1.30%	to	2.20%	1.13%	18.51%	to	26.46%
Invesco V.I. American Franchise Fund Series II (formerly Invesco Van Kampen V.I. American Franchise Fund Series II)	2013	853,327	$12.46	to	$13.10	$11,150,763	1.45%	to	1.95%	0.24%	37.08%	to	37.77%
	2012	1,131,076	8.89	to	9.51	10,730,693	1.45%	to	2.20%	0.00%	9.78%	to	10.61%
	2011	1,228,191	8.10	to	8.59	10,537,445	1.45%	to	2.20%	0.00%	-10.13%	to	-9.45%
	2010	1,263,789	9.01	to	9.49	11,975,727	1.45%	to	2.20%	0.53%	12.69%	to	13.53%
	2009	1,389,112	7.99	to	8.36	11,598,278	1.45%	to	2.20%	0.28%	18.08%	to	18.97%
Invesco V.I. Value Opportunities Fund Series II (formerly Invesco Van Kampen V.I. Value Opportunities Fund Series II)	2013	130,526	$12.32	to	$12.95	$1,664,876	1.45%	to	1.95%	1.20%	30.68%	to	31.34%
	2012	144,934	9.43	to	9.86	1,408,552	1.45%	to	1.95%	1.22%	15.36%	to	15.94%
	2011	155,968	8.17	to	8.50	1,309,560	1.45%	to	1.95%	0.62%	-5.27%	to	-4.80%
	2010	185,498	8.63	to	8.93	1,636,512	1.45%	to	1.95%	0.35%	4.87%	to	5.39%
	2009	205,584	8.23	to	8.48	1,724,961	1.45%	to	1.95%	1.24%	44.87%	to	45.60%
Invesco V.I. Global Real Estate Fund Series II	2013	33,842	$14.13	to	$20.51	$635,556	1.30%	to	2.05%	3.81%	0.34%	to	1.11%
	2012	36,764	14.08	to	20.28	676,951	1.30%	to	2.05%	0.51%	25.23%	to	26.18%
	2011	24,612	11.24	to	16.07	366,080	1.30%	to	2.05%	4.08%	-8.63%	to	-7.94%
	2010	15,513	12.33	to	17.46	256,882	1.30%	to	1.70%	6.21%	15.71%	to	23.26%
	2009	4,545	15.04	to	15.09	68,427	1.30%	to	1.65%	0.00%	50.39%	to	50.89%
Invesco V.I. Government Securities Fund Series II	2013	417,338	$11.38	to	$12.26	$5,087,834	1.45%	to	2.20%	3.08%	-4.98%	to	-4.26%
	2012	524,251	11.97	to	12.80	6,681,779	1.45%	to	2.20%	2.81%	-0.02%	to	0.73%
	2011	650,012	11.97	to	12.71	8,230,887	1.45%	to	2.20%	2.33%	5.28%	to	6.07%
	2010	429,223	11.37	to	11.98	5,124,315	1.45%	to	2.20%	4.48%	2.80%	to	3.58%
	2009	500,740	11.06	to	11.57	5,773,963	1.45%	to	2.20%	4.24%	-2.44%	to	-1.71%
Invesco V.I. Mid Cap Core Equity Fund Series II	2013 2012	2,329,826 1,798,429	$14.74 11.72	to to	$19.62 15.48	$38,266,281 24,996,643	1.30% 1.30%	to to	2.05% 2.05%	0.55% 0.00%	25.84% 8.35%	to to	26.79% 9.18%
	2011	593,142	10.81	to	14.17	8,171,368	1.30%	to	2.05%	0.12%	-8.41%	to	-7.72%
	2010	161,881	13.24	to	15.36	2,239,774	1.30%	to	1.95%	0.34%	11.57%	to	12.30%
	2009	191,157	11.87	to	13.68	2,339,363	1.30%	to	1.95%	1.09%	27.33%	to	36.78%
Invesco V.I. Core Equity Fund Series II	2013	7,018,708	$13.53	to	$20.71	$119,805,461	1.30%	to	2.15%	1.33%	26.17%	to	27.26%
	2012	5,318,356	12.70	to	16.27	77,121,452	1.30%	to	2.05%	1.07%	11.29%	to	12.13%
	2011	1,489,704	11.24	to	14.51	21,467,653	1.30%	to	1.95%	1.37%	-2.23%	to	-1.59%
	2010	29,951	11.50	to	14.74	380,413	1.30%	to	1.95%	0.83%	7.13%	to	7.83%
	2009	24,603	10.73	to	13.67	282,171	1.30%	to	1.95%	1.81%	25.50%	to	36.73%
Invesco V.I. International Growth Fund Series II(5)	2013	8,204,967	$11.27	to	$13.12	$97,861,870	1.30%	to	2.15%	1.14%	16.17%	to	17.17%
	2012	6,692,121	9.62	to	11.29	66,459,187	1.30%	to	2.15%	1.56%	12.92%	to	13.75%
	2011	2,271,830	8.41	to	8.45	19,187,996	1.30%	to	2.05%	0.00%	-15.90%	to	-15.47%
Invesco V.I. Small Cap Equity Fund Series II(5)	2013	3,171,989	$13.14	to	$14.42	$43,347,681	1.30%	to	2.15%	0.00%	34.15%	to	35.30%
	2012	2,726,220	9.59	to	9.71	27,058,685	1.30%	to	2.05%	0.00%	11.33%	to	12.18%
	2011	860,726	8.61	to	8.65	7,442,421	1.30%	to	2.05%	0.00%	-13.90%	to	-13.45%
Invesco V.I. Comstock Fund Series II (formerly Invesco Van Kampen V.I. Comstock Fund Series II)(5)	2013	9,323,630	$13.98	to	$14.75	$133,498,348	1.30%	to	2.15%	1.50%	32.75%	to	33.89%
	2012	7,961,389	10.44	to	11.11	84,256,766	1.30%	to	2.15%	1.82%	11.11%	to	17.37%
	2011	2,660,560	8.87	to	8.89	23,642,805	1.30%	to	1.70%	0.00%	-11.30%	to	-11.05%

B-71

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Invesco V.I. American Value Fund Series II (formerly Invesco Van Kampen V.I. American Value Fund Series II)	2013	1,913,236	$13.82	to	$27.27	$37,187,393	1.30%	to	2.15%	0.58%	31.06%	to	32.19%
	2012	1,374,231	13.79	to	20.63	23,119,003	1.30%	to	2.05%	0.79%	14.68%	to	15.55%
	2011	380,705	12.09	to	17.85	6,766,599	1.30%	to	1.70%	1.12%	-0.88%	to	-0.48%
	2010	6,021	17.73	to	17.94	107,440	1.30%	to	1.90%	0.83%	19.87%	to	20.59%
	2009	648	14.83	to	14.88	9,624	1.30%	to	1.65%	0.94%	48.26%	to	48.75%
Invesco V.I. Growth and Income Fund Series II (formerly Invesco Van Kampen V.I. Growth and Income Fund Series II)	2013	473,635	$16.49	to	$17.77	$8,328,202	1.45%	to	2.20%	1.25%	30.84%	to	31.83%
	2012	550,570	12.60	to	13.48	7,349,346	1.45%	to	2.20%	1.27%	11.84%	to	12.69%
	2011	647,991	11.27	to	11.96	7,673,639	1.45%	to	2.20%	1.03%	-4.40%	to	-3.68%
	2010	707,776	11.79	to	12.42	8,708,139	1.45%	to	2.20%	0.10%	9.74%	to	10.57%
	2009	788,412	10.74	to	11.23	8,773,050	1.45%	to	2.20%	3.62%	21.40%	to	22.31%
Invesco V.I. Balanced-Risk Allocation Fund Series II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Alger Capital Appreciation Portfolio Class S	2013	131,745	$18.36	to	$26.47	$3,229,346	1.30%	to	2.30%	0.11%	31.71%	to	33.04%
	2012	150,064	13.94	to	19.90	2,750,899	1.30%	to	2.30%	0.53%	15.19%	to	16.36%
	2011	146,984	12.10	to	17.10	2,330,075	1.30%	to	2.30%	0.00%	-2.90%	to	-1.92%
	2010	141,004	15.60	to	17.43	2,291,161	1.30%	to	1.95%	0.21%	11.42%	to	12.15%
	2009	143,706	14.00	to	15.55	2,075,887	1.30%	to	1.95%	0.00%	47.76%	to	55.46%
AllianceBernstein VPS Growth & Income Portfolio Class B	2013	138,569	$14.59	to	$16.30	$2,240,775	1.45%	to	2.00%	1.16%	31.91%	to	32.64%
	2012	165,162	11.49	to	12.29	2,007,540	1.45%	to	2.20%	1.35%	14.67%	to	15.54%
	2011	189,830	10.02	to	10.64	1,994,427	1.45%	to	2.20%	1.11%	3.75%	to	4.53%
	2010	220,861	9.66	to	10.18	2,224,447	1.45%	to	2.20%	0.00%	10.33%	to	11.16%
	2009	239,215	8.76	to	9.16	2,167,133	1.45%	to	2.20%	3.57%	17.72%	to	18.61%
AllianceBernstein VPS International Value Porfolio Class B	2013	2,357,294	$13.20	to	$17.19	$40,207,895	1.30%	to	2.05%	5.88%	20.22%	to	21.13%
	2012	2,585,546	10.98	to	14.19	36,462,588	1.30%	to	2.05%	1.45%	11.86%	to	12.71%
	2011	2,467,884	9.82	to	12.59	30,926,386	1.30%	to	2.05%	4.34%	-21.08%	to	-20.48%
	2010	1,709,038	12.44	to	15.84	26,982,986	1.30%	to	2.05%	3.42%	2.94%	to	24.41%
	2009	771,152	15.30	to	15.38	11,844,024	1.30%	to	1.90%	1.76%	52.96%	to	53.83%
AllianceBernstein VPS Large Cap Growth Portfolio Class B	2013	131,540	$15.62	to	$16.41	$2,149,419	1.45%	to	1.95%	0.00%	34.34%	to	35.01%
	2012	136,733	11.62	to	12.16	1,656,145	1.45%	to	1.95%	0.03%	13.86%	to	14.43%
	2011	153,180	10.16	to	10.57	1,616,417	1.45%	to	1.95%	0.09%	-5.62%	to	-5.15%
	2010	163,614	10.76	to	11.14	1,818,588	1.45%	to	1.95%	0.27%	7.70%	to	8.24%
	2009	196,631	9.99	to	10.30	2,020,870	1.45%	to	1.95%	0.00%	34.44%	to	35.12%
AllianceBernstein VPS Global Thematic Growth Portfolio Class B	2013	110,879	$10.80	to	$11.36	$1,257,681	1.45%	to	1.95%	0.02%	20.54%	to	21.14%
	2012	151,249	8.96	to	9.37	1,416,803	1.45%	to	1.95%	0.00%	11.04%	to	11.60%
	2011	155,264	8.07	to	8.40	1,303,424	1.45%	to	1.95%	0.35%	-24.90%	to	-24.52%
	2010	176,508	10.75	to	11.13	1,963,396	1.45%	to	1.95%	1.98%	16.28%	to	16.86%
	2009	198,724	9.24	to	9.52	1,892,402	1.45%	to	1.95%	0.00%	50.17%	to	50.92%
AllianceBernstein VPS Real Estate Investment Portfolio Class B	2013	218,947	$19.95	to	$21.49	$4,651,734	1.45%	to	2.20%	1.18%	1.70%	to	2.46%
	2012	254,466	19.61	to	20.98	5,262,993	1.45%	to	2.20%	0.86%	18.18%	to	19.08%
	2011	279,804	16.60	to	17.62	4,846,342	1.45%	to	2.20%	1.25%	6.37%	to	7.17%
	2010	340,012	15.60	to	16.44	5,507,157	1.45%	to	2.20%	1.22%	23.29%	to	24.22%
	2009	356,847	12.65	to	13.23	4,655,529	1.45%	to	2.20%	2.47%	26.40%	to	27.35%
AllianceBernstein VPS Value Portfolio Class B	2013	108,980	$12.99	to	$14.00	$1,501,275	1.45%	to	2.20%	2.06%	33.51%	to	34.51%
	2012	128,025	9.73	to	10.41	1,312,378	1.45%	to	2.20%	1.62%	13.01%	to	13.86%
	2011	157,035	8.61	to	9.14	1,416,232	1.45%	to	2.20%	1.23%	-5.88%	to	-5.17%
	2010	178,779	9.15	to	9.64	1,699,663	1.45%	to	2.20%	1.85%	8.98%	to	9.80%
	2009	211,674	8.40	to	8.78	1,823,961	1.45%	to	2.20%	3.13%	18.39%	to	19.28%

B-72

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B(6)	2013	4,851	$11.63	to	$11.70	$56,734	1.40%	to	1.75%	0.26%	9.97%	to	10.37%
	2012	228	10.60	to	10.60	2,419	1.40%	to	1.40%	0.00%	6.02%	to	6.02%
BlackRock Capital Appreciation V.I. Fund Class III(5)	2013	11,884,393	$12.18	to	$12.51	$153,467,762	1.30%	to	2.30%	0.00%	30.34%	to	31.66%
	2012	10,619,105	9.34	to	9.50	102,802,174	1.30%	to	2.30%	0.88%	10.96%	to	12.09%
	2011	3,804,393	8.42	to	8.48	32,233,197	1.30%	to	2.30%	0.87%	-15.78%	to	-15.21%
BlackRock Global Allocation V.I. Fund Class III	2013	285,179	$12.91	to	$15.80	$4,136,077	1.30%	to	2.30%	1.21%	11.80%	to	12.93%
	2012	225,040	11.54	to	13.99	2,988,514	1.30%	to	2.30%	1.63%	7.44%	to	8.53%
	2011	173,734	10.74	to	12.89	2,176,238	1.30%	to	2.30%	2.73%	-5.85%	to	-4.89%
	2010	100,407	13.39	to	13.55	1,352,673	1.30%	to	1.90%	1.48%	7.68%	to	8.33%
	2009	35,137	12.44	to	12.51	438,061	1.30%	to	1.90%	4.21%	24.38%	to	25.09%
BlackRock Large Cap Core V.I. Fund Class III	2013	15,699,517	$13.88	to	$20.10	$299,475,354	1.30%	to	2.15%	0.80%	30.36%	to	31.48%
	2012	15,604,423	10.65	to	15.29	231,796,099	1.30%	to	2.15%	1.41%	6.46%	to	10.93%
	2011	10,592,166	11.92	to	13.78	145,374,863	1.30%	to	2.05%	1.27%	0.07%	to	0.83%
	2010	5,923,190	11.92	to	13.67	80,706,503	1.30%	to	2.05%	1.39%	7.47%	to	19.17%
	2009	2,028,703	12.65	to	12.72	25,765,115	1.30%	to	1.90%	2.16%	26.48%	to	27.20%
BlackRock Large Cap Value V.I. Fund Class III	2013	69,254	$16.77	to	$18.45	$1,254,036	1.30%	to	2.05%	0.95%	30.44%	to	31.43%
	2012	66,496	12.86	to	14.04	918,682	1.30%	to	2.05%	1.00%	10.94%	to	11.78%
	2011	74,503	11.59	to	12.56	918,125	1.30%	to	2.05%	1.33%	-3.11%	to	-2.38%
	2010	46,685	12.71	to	12.86	596,228	1.30%	to	1.90%	1.26%	6.41%	to	7.05%
	2009	17,594	11.95	to	12.01	210,830	1.30%	to	1.90%	5.19%	19.46%	to	20.15%
Columbia Variable Portfolio – Asset Allocation Fund Class 2	2013	60,137	$14.06	to	$18.24	$1,074,661	1.30%	to	2.30%	2.15%	15.18%	to	16.34%
	2012	54,247	12.21	to	15.68	834,467	1.30%	to	2.30%	2.20%	10.17%	to	11.29%
	2011	50,098	11.08	to	14.09	695,334	1.30%	to	2.30%	2.48%	-3.35%	to	-2.37%
	2010	46,791	14.26	to	14.43	668,683	1.30%	to	1.90%	3.62%	11.11%	to	11.79%
	2009	8,573	12.84	to	12.91	110,196	1.30%	to	1.90%	1.31%	28.37%	to	29.10%
Columbia Variable Portfolio – Small Cap Value Fund Class 2	2013	4,367,692	$14.18	to	$23.60	$90,911,979	1.30%	to	2.15%	1.03%	31.17%	to	32.30%
	2012	4,283,025	10.81	to	17.84	71,165,521	1.30%	to	2.15%	0.30%	8.13%	to	9.80%
	2011	2,678,422	11.57	to	16.25	43,305,852	1.30%	to	2.05%	0.91%	-8.05%	to	-7.35%
	2010	1,640,952	12.59	to	17.54	28,688,693	1.30%	to	2.05%	0.97%	24.82%	to	25.85%
	2009	848,091	13.97	to	14.05	11,896,308	1.30%	to	1.90%	0.92%	39.69%	to	40.49%
Columbia Variable Portfolio – Small Company Growth Fund Class 2	2013	14,306	$18.35	to	$24.28	$325,302	1.30%	to	1.70%	0.00%	37.66%	to	38.21%
	2012	12,613	13.33	to	17.57	210,553	1.30%	to	1.70%	0.00%	9.81%	to	10.25%
	2011	21,844	15.65	to	15.94	336,569	1.30%	to	1.90%	0.00%	-7.59%	to	-7.03%
	2010	18,965	16.94	to	17.14	322,574	1.30%	to	1.90%	0.00%	25.60%	to	26.36%
	2009	4,347	13.49	to	13.56	58,749	1.30%	to	1.90%	0.00%	34.87%	to	35.64%
Columbia Variable Portfolio – Marsico 21st Century Fund Class 2	2013	9,650	$16.34	to	$22.26	$205,972	1.30%	to	2.05%	0.25%	39.10%	to	40.15%
	2012	8,871	11.75	to	15.88	137,648	1.30%	to	2.05%	0.00%	8.85%	to	9.67%
	2011	7,195	10.79	to	14.48	103,505	1.30%	to	2.05%	0.00%	-13.91%	to	-13.26%
	2010	9,796	16.50	to	16.70	162,824	1.30%	to	1.90%	0.00%	14.90%	to	15.60%
	2009	5,048	14.36	to	14.44	72,755	1.30%	to	1.90%	0.00%	43.61%	to	44.42%
Columbia Variable Portfolio – Marsico Growth Fund Class 2	2013	24,364	$17.53	to	$22.92	$548,656	1.30%	to	2.30%	0.07%	32.22%	to	33.55%
	2012	27,098	13.26	to	17.16	454,495	1.30%	to	2.30%	0.41%	9.35%	to	10.46%
	2011	34,645	12.13	to	15.54	531,888	1.30%	to	2.30%	0.10%	-5.06%	to	-4.10%
	2010	25,423	16.01	to	16.20	408,445	1.30%	to	1.90%	0.05%	18.96%	to	19.69%
	2009	4,057	13.44	to	13.52	54,669	1.30%	to	1.90%	0.33%	34.42%	to	35.18%
Columbia Variable Portfolio – Seligman Global Technology Fund Class 2	2013	2,942,125	$15.07	to	$22.16	$64,696,941	1.30%	to	2.05%	0.00%	22.92%	to	23.85%
	2012	3,032,016	12.26	to	17.89	53,896,510	1.30%	to	2.05%	0.00%	4.84%	to	5.64%
	2011	2,148,745	11.69	to	16.94	36,174,788	1.30%	to	2.05%	0.00%	-6.46%	to	-5.75%
	2010	1,290,776	12.50	to	17.97	23,091,126	1.30%	to	2.05%	0.00%	13.30%	to	25.00%
	2009	658,496	15.77	to	15.86	10,427,060	1.30%	to	1.90%	0.00%	57.70%	to	58.60%

B-73

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Davis Financial Porfolio	2013	152,174	$16.01	to	$24.20	$2,338,640	1.30%	to	2.05%	0.59%	28.58%	to	29.56%
	2012	159,143	12.45	to	18.68	1,867,463	1.30%	to	2.05%	1.96%	16.39%	to	17.28%
	2011	167,601	10.70	to	15.93	1,668,019	1.30%	to	2.05%	1.35%	-9.84%	to	-9.16%
	2010	170,406	9.36	to	17.53	1,806,407	1.30%	to	2.00%	0.91%	8.89%	to	9.66%
	2009	150,462	8.60	to	15.99	1,377,102	1.30%	to	2.00%	0.94%	38.37%	to	59.89%
Davis Real Estate Portfolio	2013	243,813	$12.20	to	$12.80	$3,100,720	1.45%	to	2.00%	1.13%	-3.29%	to	-2.75%
	2012	316,796	12.61	to	13.16	4,143,641	1.45%	to	2.00%	1.04%	14.81%	to	15.45%
	2011	339,289	10.99	to	11.40	3,847,200	1.45%	to	2.00%	1.33%	6.72%	to	7.31%
	2010	369,884	10.29	to	10.62	3,911,288	1.45%	to	2.00%	1.88%	17.32%	to	17.96%
	2009	395,429	8.77	to	9.01	3,546,824	1.45%	to	2.00%	2.78%	29.10%	to	29.82%
Davis Value Portfolio	2013	4,155,682	$13.84	to	$14.78	$61,309,555	1.45%	to	2.20%	0.83%	30.51%	to	31.49%
	2012	5,013,012	10.61	to	11.24	56,258,310	1.45%	to	2.20%	1.64%	10.60%	to	11.44%
	2011	5,392,701	9.59	to	10.09	54,313,816	1.45%	to	2.20%	0.86%	-6.27%	to	-5.56%
	2010	5,688,635	10.23	to	10.68	60,676,782	1.45%	to	2.20%	1.35%	10.30%	to	11.13%
	2009	5,895,023	9.28	to	9.61	56,593,638	1.45%	to	2.20%	0.93%	28.29%	to	29.25%
Wells Fargo Advantage VT International Equity Fund Class 2	2013	13,534,559	$14.06	to	$16.84	$226,452,004	1.30%	to	2.05%	2.11%	17.08%	to	17.97%
	2012	14,382,065	12.01	to	14.27	204,218,238	1.30%	to	2.05%	1.39%	11.16%	to	12.00%
	2011	10,154,799	10.81	to	12.74	128,851,237	1.30%	to	2.05%	0.10%	-14.69%	to	-14.04%
	2010	5,354,710	12.67	to	14.82	79,137,525	1.30%	to	2.05%	0.64%	14.99%	to	26.67%
	2009	2,697,556	12.82	to	12.89	34,721,364	1.30%	to	1.90%	0.28%	28.18%	to	28.91%
Wells Fargo Advantage VT Small Cap Value Fund Class 2	2013	14,860	$13.73	to	$19.89	$275,268	1.30%	to	2.05%	0.71%	12.41%	to	13.26%
	2012	13,529	12.22	to	17.56	220,604	1.30%	to	2.05%	0.99%	11.66%	to	12.51%
	2011	6,628	10.94	to	15.61	101,006	1.30%	to	2.05%	0.61%	-9.16%	to	-8.47%
	2010	3,225	12.07	to	17.05	54,485	1.30%	to	1.70%	0.05%	17.70%	to	20.65%
	2009	2,622	14.40	to	14.44	37,788	1.30%	to	1.65%	0.47%	43.96%	to	44.44%
Fidelity VIP Balanced Portfolio Service Class 2	2013	297,393	$15.42	to	$16.20	$4,786,939	1.45%	to	2.00%	1.31%	16.91%	to	17.55%
	2012	314,406	13.19	to	13.78	4,307,180	1.45%	to	2.00%	1.42%	12.53%	to	13.15%
	2011	371,921	11.72	to	12.18	4,509,415	1.45%	to	2.00%	1.35%	-5.74%	to	-5.22%
	2010	439,557	12.44	to	12.85	5,626,546	1.45%	to	2.00%	1.53%	15.41%	to	16.05%
	2009	430,886	10.78	to	11.07	4,754,390	1.45%	to	2.00%	1.77%	35.57%	to	36.32%
Fidelity VIP Contrafund Portfolio Service Class 2	2013	24,584,227	$18.57	to	$23.91	$502,081,956	1.30%	to	2.20%	0.84%	28.09%	to	29.25%
	2012	24,255,984	14.50	to	18.50	398,331,959	1.30%	to	2.20%	1.23%	13.59%	to	14.63%
	2011	19,741,963	12.76	to	16.14	290,492,812	1.30%	to	2.20%	0.90%	-4.91%	to	-4.05%
	2010	16,307,484	13.42	to	16.82	243,666,695	1.30%	to	2.20%	1.13%	14.37%	to	15.41%
	2009	13,681,385	11.74	to	14.58	172,013,413	1.30%	to	2.20%	1.28%	32.51%	to	45.75%
Fidelity VIP Equity-Income Portfolio Service Class 2	2013	1,611,682	$14.43	to	$15.55	$24,931,887	1.45%	to	2.20%	2.21%	25.03%	to	25.97%
	2012	1,888,451	11.54	to	12.34	23,203,106	1.45%	to	2.20%	2.82%	14.49%	to	15.35%
	2011	2,181,477	10.08	to	10.70	23,231,281	1.45%	to	2.20%	2.27%	-1.55%	to	-0.80%
	2010	2,407,765	10.24	to	10.79	25,858,092	1.45%	to	2.20%	1.62%	12.40%	to	13.25%
	2009	2,499,377	9.11	to	9.53	23,710,947	1.45%	to	2.20%	2.19%	27.05%	to	28.00%
Fidelity VIP Growth Portfolio Service Class 2	2013	139,419	$15.51	to	$16.23	$2,174,741	1.45%	to	2.00%	0.05%	33.29%	to	34.03%
	2012	160,164	11.57	to	12.18	1,863,505	1.45%	to	2.00%	0.35%	12.12%	to	12.74%
	2011	177,191	10.27	to	10.86	1,827,299	1.45%	to	2.00%	0.12%	-2.02%	to	-1.48%
	2010	199,166	9.89	to	10.42	2,080,417	1.45%	to	2.20%	0.03%	21.15%	to	22.07%
	2009	203,661	8.16	to	8.54	1,744,113	1.45%	to	2.20%	0.19%	25.17%	to	26.11%
Fidelity VIP Investment Grade Bond Portfolio Service Class 2	2013	6,639,957	$10.52	to	$12.78	$86,469,680	1.30%	to	2.05%	2.25%	-4.07%	to	-3.34%
	2012	6,202,863	10.96	to	13.22	83,683,726	1.30%	to	2.05%	2.14%	3.44%	to	4.23%
	2011	6,275,463	10.60	to	12.68	81,407,235	1.30%	to	2.05%	2.94%	4.85%	to	5.64%
	2010	6,676,265	11.70	to	12.00	82,140,455	1.30%	to	2.20%	3.45%	5.20%	to	6.15%
	2009	6,485,751	11.12	to	11.31	75,310,327	1.30%	to	2.20%	8.27%	12.94%	to	13.08%
Fidelity VIP Mid Cap Portfolio Service Class 2	2013	10,857,193	$16.25	to	$24.71	$261,861,424	1.30%	to	2.30%	0.27%	32.76%	to	34.10%
	2012	12,376,223	12.24	to	18.42	223,101,783	1.30%	to	2.30%	0.42%	11.93%	to	13.07%
	2011	10,434,430	10.93	to	16.30	166,237,701	1.30%	to	2.30%	0.03%	-12.89%	to	-12.01%
	2010	7,913,851	17.20	to	18.52	143,124,001	1.30%	to	2.20%	0.13%	25.76%	to	26.90%
	2009	6,838,587	13.67	to	14.59	97,240,646	1.30%	to	2.20%	0.53%	36.70%	to	45.94%

B-74

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Fidelity VIP Overseas Portfolio Service Class 2	2013	16,885	$15.54	to	$19.74	$328,444	1.30%	to	2.30%	1.11%	27.19%	to	28.47%
	2012	19,212	12.22	to	15.37	289,739	1.30%	to	2.30%	1.77%	17.62%	to	18.81%
	2011	17,318	10.39	to	12.94	221,791	1.30%	to	2.30%	1.22%	-19.23%	to	-18.41%
	2010	15,161	15.67	to	15.85	238,967	1.30%	to	1.90%	1.35%	10.69%	to	11.36%
	2009	9,572	14.19	to	14.24	135,850	1.30%	to	1.65%	5.43%	41.90%	to	42.37%
Fidelity VIP Growth Opportunities Service Class 2(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Templeton Global Bond Securities Fund Class 2	2013	637,899	$11.79	to	$14.54	$8,600,023	1.30%	to	2.30%	4.75%	-0.70%	to	0.31%
	2012	501,332	11.87	to	14.49	6,989,934	1.30%	to	2.30%	6.29%	12.43%	to	13.57%
	2011	425,059	10.56	to	12.76	5,278,735	1.30%	to	2.30%	5.16%	-3.14%	to	-2.16%
	2010	212,806	10.92	to	13.04	2,737,283	1.30%	to	2.05%	1.46%	9.16%	to	12.96%
	2009	77,799	11.48	to	11.55	896,209	1.30%	to	1.90%	0.53%	14.82%	to	15.48%
Templeton Growth Securities Fund Class 2	2013	457,066	$16.69	to	$21.61	$7,433,641	1.30%	to	2.05%	2.68%	28.15%	to	29.12%
	2012	529,286	13.03	to	16.73	6,665,531	1.30%	to	2.05%	2.02%	18.59%	to	19.49%
	2011	584,960	10.98	to	14.00	6,113,033	1.30%	to	2.05%	1.33%	-8.88%	to	-8.18%
	2010	654,514	12.05	to	15.25	7,406,122	1.30%	to	2.05%	1.33%	6.00%	to	20.54%
	2009	672,083	10.13	to	14.39	7,115,523	1.30%	to	2.20%	3.21%	28.24%	to	43.89%
Templeton Foreign Securities Fund Class 2(6)	2013	3,181,575	$17.64	to	$17.86	$56,750,746	1.40%	to	2.15%	2.26%	20.34%	to	21.25%
	2012	1,665,256	14.66	to	14.73	24,516,188	1.40%	to	2.15%	0.04%	24.61%	to	25.15%
Franklin Income Securities Fund Class 2	2013	304,996	$13.70	to	$19.33	$5,535,070	1.30%	to	2.30%	6.27%	11.33%	to	12.46%
	2012	275,017	12.30	to	17.19	4,433,580	1.30%	to	2.30%	6.58%	10.07%	to	11.18%
	2011	239,800	11.18	to	15.46	3,489,298	1.30%	to	2.30%	5.79%	0.04%	to	1.05%
	2010	169,826	11.19	to	15.30	2,512,685	1.30%	to	2.05%	6.35%	11.21%	to	11.88%
	2009	51,577	13.68	to	13.76	707,698	1.30%	to	1.90%	4.57%	36.80%	to	37.58%
Mutual Shares Securities Fund Class 2	2013	176,303	$15.73	to	$20.20	$3,171,049	1.30%	to	2.05%	2.11%	25.64%	to	26.59%
	2012	170,366	12.52	to	15.96	2,422,055	1.30%	to	2.05%	2.21%	11.90%	to	12.76%
	2011	135,410	11.19	to	14.15	1,739,717	1.30%	to	2.05%	2.96%	-3.06%	to	-2.33%
	2010	70,604	11.54	to	14.49	966,892	1.30%	to	2.05%	1.70%	9.75%	to	15.43%
	2009	29,178	13.13	to	13.20	384,331	1.30%	to	1.90%	0.65%	31.27%	to	32.02%
Franklin U.S. Government Fund Class 2	2013	22,937,218	$9.52	to	$10.72	$239,244,408	1.30%	to	2.15%	2.75%	-4.33%	to	-3.51%
	2012	18,130,883	9.96	to	11.11	198,074,022	1.30%	to	2.15%	2.63%	-0.45%	to	0.56%
	2011	11,561,353	10.32	to	11.05	127,185,173	1.30%	to	2.05%	3.17%	3.52%	to	4.31%
	2010	7,161,483	9.97	to	10.59	75,621,604	1.30%	to	2.05%	3.22%	-0.35%	to	3.91%
	2009	3,215,552	10.13	to	10.19	32,720,401	1.30%	to	1.90%	2.51%	1.33%	to	1.91%
Franklin Rising Dividends Securities Fund Class 2	2013	1,425,959	$16.52	to	$17.81	$25,195,156	1.45%	to	2.20%	1.56%	26.85%	to	27.81%
	2012	1,647,531	13.03	to	13.93	22,791,754	1.45%	to	2.20%	1.63%	9.51%	to	10.33%
	2011	1,793,574	11.90	to	12.63	22,502,225	1.45%	to	2.20%	1.50%	3.68%	to	4.46%
	2010	1,890,455	11.47	to	12.09	22,710,230	1.45%	to	2.20%	1.61%	18.01%	to	18.89%
	2009	2,036,966	9.72	to	10.17	20,593,947	1.45%	to	2.20%	1.46%	14.78%	to	15.64%
Franklin Small Cap Value Securities Fund Class 2	2013	4,259,105	$19.08	to	$27.10	$105,822,044	1.30%	to	2.30%	1.33%	33.12%	to	34.47%
	2012	5,104,724	14.33	to	20.16	94,256,213	1.30%	to	2.30%	0.80%	15.67%	to	16.84%
	2011	4,758,563	12.39	to	17.25	74,043,169	1.30%	to	2.30%	0.68%	-5.96%	to	-5.01%
	2010	4,045,931	14.26	to	18.16	64,774,324	1.30%	to	2.20%	0.72%	25.42%	to	26.56%
	2009	3,620,468	11.37	to	14.35	44,606,753	1.30%	to	2.20%	1.57%	26.33%	to	43.49%
Franklin Growth & Income Securities Fund Class 2(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
MFS Research Bond Series Service Class	2013	6,875,481	$9.95	to	$10.42	$71,095,013	1.30%	to	2.15%	1.18%	-3.40%	to	-2.57%
	2012	4,835,777	10.30	to	10.70	51,933,636	1.30%	to	2.15%	2.97%	3.05%	to	5.66%
	2011	961,526	10.10	to	10.12	10,506,178	1.30%	to	2.05%	2.26%	1.05%	to	1.24%
	2010	281,339	11.88	to	12.44	3,467,017	1.45%	to	2.00%	3.08%	5.07%	to	5.65%
	2009	292,048	11.26	to	11.78	3,408,058	1.45%	to	2.20%	4.12%	13.38%	to	14.23%

B-75

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
MFS Core Equity Series Service Class	2013	20,085	$16.37	to	$17.04	$341,689	1.45%	to	1.75%	0.78%	31.89%	to	32.28%
	2012	21,739	12.41	to	12.88	279,579	1.45%	to	1.75%	0.49%	13.92%	to	14.26%
	2011	21,291	10.90	to	11.27	239,661	1.45%	to	1.75%	0.69%	-3.00%	to	-2.71%
	2010	19,556	11.23	to	11.59	226,205	1.45%	to	1.75%	0.86%	14.82%	to	15.17%
	2009	24,043	9.91	to	10.06	241,600	1.45%	to	1.70%	1.32%	29.99%	to	30.32%
MFS Growth Series Service Class	2013	116,373	$18.49	to	$24.92	$2,476,908	1.30%	to	2.30%	0.12%	33.37%	to	34.72%
	2012	127,483	13.87	to	18.50	1,985,323	1.30%	to	2.30%	0.00%	14.39%	to	15.55%
	2011	127,575	12.12	to	16.01	1,730,783	1.30%	to	2.30%	0.02%	-2.83%	to	-1.85%
	2010	131,072	13.04	to	16.31	1,788,953	1.30%	to	1.95%	0.00%	12.79%	to	13.53%
	2009	119,734	11.57	to	14.37	1,435,635	1.30%	to	1.95%	0.03%	34.66%	to	43.69%
MFS Investors Trust Series Service Class	2013	56,613	$16.15	to	$17.85	$1,006,251	1.45%	to	2.00%	0.95%	29.12%	to	29.83%
	2012	64,325	12.51	to	13.75	880,633	1.45%	to	2.00%	0.75%	16.46%	to	17.11%
	2011	66,141	10.74	to	11.74	773,737	1.45%	to	2.00%	0.76%	-4.36%	to	-3.83%
	2010	71,015	11.23	to	12.21	864,137	1.45%	to	2.00%	1.00%	8.67%	to	9.27%
	2009	81,190	10.33	to	11.17	904,594	1.45%	to	2.00%	1.29%	24.04%	to	24.72%
MFS New Discovery Series Service Class	2013	133,145	$19.27	to	$20.76	$2,846,991	1.45%	to	2.20%	0.00%	38.13%	to	39.17%
	2012	122,067	13.95	to	14.92	1,891,562	1.45%	to	2.20%	0.00%	18.25%	to	19.14%
	2011	124,890	11.80	to	12.52	1,626,407	1.45%	to	2.20%	0.00%	-12.45%	to	-11.79%
	2010	151,773	13.47	to	14.20	2,230,706	1.45%	to	2.20%	0.00%	32.97%	to	33.97%
	2009	153,508	10.13	to	10.60	1,690,002	1.45%	to	2.20%	0.00%	59.36%	to	60.56%
MFS Strategic Income Portfolio Service Class (formerly MFS Strategic Income Series Service Class)	2013	73,430	$13.28	to	$14.32	$1,047,497	1.45%	to	2.20%	10.65%	-0.96%	to	-0.22%
	2012	99,786	13.41	to	14.35	1,428,240	1.45%	to	2.20%	5.48%	8.18%	to	9.00%
	2011	108,709	12.40	to	13.16	1,425,243	1.45%	to	2.20%	5.53%	2.25%	to	3.02%
	2010	116,516	12.13	to	12.78	1,480,477	1.45%	to	2.20%	4.59%	7.39%	to	8.20%
	2009	122,201	11.29	to	11.81	1,432,120	1.45%	to	2.20%	9.75%	21.17%	to	22.09%
MFS Total Return Series Service Class	2013	1,149,595	$13.94	to	$15.02	$17,147,537	1.45%	to	2.20%	1.62%	16.14%	to	17.02%
	2012	1,310,038	12.00	to	12.84	16,700,972	1.45%	to	2.20%	2.50%	8.50%	to	9.32%
	2011	1,523,299	11.06	to	11.74	17,757,927	1.45%	to	2.20%	2.35%	-0.64%	to	0.11%
	2010	1,774,203	11.13	to	11.73	20,670,068	1.45%	to	2.20%	2.62%	7.24%	to	8.04%
	2009	1,979,568	10.38	to	10.86	21,367,799	1.45%	to	2.20%	3.51%	15.15%	to	16.02%
MFS Utilities Series Service Class	2013	4,119,789	$13.08	to	$21.26	$77,699,797	1.30%	to	2.15%	2.17%	17.64%	to	18.65%
	2012	3,620,735	11.12	to	17.92	60,718,370	1.30%	to	2.15%	6.55%	11.21%	to	11.74%
	2011	2,409,741	12.68	to	16.04	38,396,494	1.30%	to	2.05%	3.17%	4.33%	to	5.12%
	2010	1,522,850	12.15	to	15.25	23,113,105	1.30%	to	2.05%	2.56%	12.03%	to	21.52%
	2009	758,436	13.54	to	13.62	10,310,706	1.30%	to	1.90%	1.34%	35.39%	to	36.16%
MFS Value Series Service Class	2013	63,611	$17.48	to	$21.77	$1,303,258	1.30%	to	2.05%	1.06%	32.83%	to	33.83%
	2012	54,541	13.16	to	16.26	833,554	1.30%	to	2.05%	1.47%	13.51%	to	14.37%
	2011	49,957	11.59	to	14.22	679,811	1.30%	to	2.05%	1.49%	-2.50%	to	-1.76%
	2010	25,520	14.31	to	14.47	363,896	1.30%	to	1.90%	1.23%	9.11%	to	9.77%
	2009	16,943	13.14	to	13.19	222,854	1.30%	to	1.65%	0.02%	31.43%	to	31.86%
MFS Technology Portfolio Service Class(6)	2013	1,574,466	$10.01	to	$10.13	$15,933,171	1.40%	to	2.15%	0.00%	31.84%	to	32.84%
	2012	828,794	7.59	to	7.63	6,318,445	1.40%	to	2.15%	0.00%	9.59%	to	10.07%
MFS New Discovery Portfolio Service Class(6)	2013	640,152	$24.25	to	$24.55	$15,696,108	1.40%	to	2.15%	0.00%	38.05%	to	39.10%
	2012	354,994	17.57	to	17.65	6,262,296	1.40%	to	2.15%	0.00%	17.08%	to	17.59%
MFS International Value Portfolio Service Class(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Oppenheimer Capital Appreciation Fund/VA Service Class	2013	4,371,047	$16.73	to	$22.45	$97,400,168	1.30%	to	2.05%	0.74%	26.78%	to	27.75%
	2012	4,727,867	13.19	to	17.57	82,586,656	1.30%	to	2.05%	0.39%	11.48%	to	12.32%
	2011	4,890,352	11.83	to	15.65	76,160,176	1.30%	to	2.05%	0.10%	-3.39%	to	-2.66%
	2010	4,017,595	12.25	to	16.07	64,382,265	1.30%	to	2.05%	0.00%	7.72%	to	22.50%
	2009	1,698,577	14.84	to	14.92	25,303,396	1.30%	to	1.90%	0.00%	48.35%	to	49.20%

B-76

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Oppenheimer International Growth Fund/VA Service Class	2013	65,923	$16.25	to	$23.36	$1,442,123	1.30%	to	2.05%	1.07%	23.14%	to	24.08%
	2012	66,611	13.19	to	18.82	1,172,342	1.30%	to	2.05%	1.26%	19.19%	to	20.10%
	2011	56,612	11.07	to	15.67	832,337	1.30%	to	2.05%	0.64%	-9.50%	to	-8.81%
	2010	38,017	16.99	to	17.19	635,355	1.30%	to	1.90%	0.85%	12.44%	to	13.13%
	2009	21,880	15.11	to	15.19	331,448	1.30%	to	1.90%	0.00%	51.09%	to	51.95%
Oppenheimer Main Street Small-Cap Fund/VA Service Class (formerly Oppenheimer Main Street Small- & Mid-Cap Fund/VA Service Class)	2013	7,774,495	$18.73	to	$28.69	$188,902,323	1.30%	to	2.30%	0.70%	37.41%	to	38.80%
	2012	7,757,161	13.63	to	20.67	145,964,487	1.30%	to	2.30%	0.33%	14.97%	to	16.14%
	2011	4,916,695	11.85	to	17.80	87,075,391	1.30%	to	2.30%	0.33%	-4.62%	to	-3.65%
	2010	3,037,733	12.44	to	18.47	55,939,723	1.30%	to	2.05%	0.32%	21.46%	to	24.43%
	2009	1,600,237	15.12	to	15.21	24,301,288	1.30%	to	1.90%	0.04%	51.23%	to	52.10%
Oppenheimer Global Strategic Income Fund/VA Service Class	2013	21,210,065	$10.47	to	$14.61	$292,268,359	1.30%	to	2.15%	4.51%	-2.50%	to	-1.66%
	2012	17,409,428	10.74	to	14.86	250,260,062	1.30%	to	2.15%	5.59%	7.40%	to	11.67%
	2011	13,469,913	10.66	to	13.31	178,483,072	1.30%	to	2.05%	2.39%	-1.41%	to	-0.66%
	2010	8,405,698	10.81	to	13.40	112,271,754	1.30%	to	2.05%	6.37%	8.11%	to	13.28%
	2009	4,169,395	11.76	to	11.83	49,230,997	1.30%	to	1.90%	0.01%	17.59%	to	18.26%
PIMCO Low Duration Portfolio Advisor Class	2013	298,436	$10.15	to	$11.84	$3,474,826	1.30%	to	2.05%	1.35%	-2.27%	to	-1.53%
	2012	288,693	10.38	to	12.03	3,420,427	1.30%	to	2.05%	1.79%	3.58%	to	4.37%
	2011	241,604	10.02	to	11.52	2,750,615	1.30%	to	2.05%	1.57%	-1.06%	to	-0.31%
	2010	132,688	11.42	to	11.56	1,525,514	1.30%	to	1.90%	1.55%	3.19%	to	3.82%
	2009	25,744	11.07	to	11.13	285,909	1.30%	to	1.90%	1.73%	10.71%	to	11.34%
PIMCO Real Return Portfolio Advisor Class	2013	245,515	$10.43	to	$13.06	$3,110,889	1.30%	to	2.30%	1.25%	-11.38%	to	-10.49%
	2012	309,408	11.77	to	14.59	4,395,331	1.30%	to	2.30%	0.98%	6.16%	to	7.24%
	2011	216,469	11.09	to	13.61	2,875,315	1.30%	to	2.30%	1.89%	9.02%	to	10.12%
	2010	112,677	10.18	to	12.36	1,374,442	1.30%	to	2.05%	1.28%	1.83%	to	6.60%
	2009	17,146	11.52	to	11.59	198,164	1.30%	to	1.90%	1.79%	15.24%	to	15.90%
PIMCO Total Return Portfolio Advisor Class	2013	40,380,571	$10.49	to	$12.67	$475,557,218	1.30%	to	2.30%	2.13%	-4.30%	to	-3.33%
	2012	29,423,799	10.97	to	13.11	370,012,386	1.30%	to	2.30%	2.46%	6.98%	to	8.07%
	2011	16,209,974	10.25	to	12.13	195,549,030	1.30%	to	2.30%	2.55%	1.14%	to	2.16%
	2010	8,264,043	10.15	to	11.87	97,760,073	1.30%	to	2.05%	2.32%	1.47%	to	6.61%
	2009	3,822,240	11.07	to	11.13	42,492,649	1.30%	to	1.90%	3.72%	10.71%	to	11.35%
PIMCO VIT Global Multi-Asset Managed Volatility Portfolio Advisor Class(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
PIMCO Unconstrained Bond Portfolio Advisor Class(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Pioneer Disciplined Value VCT Portfolio Class II (formerly Pioneer Fundamental Value VCT Portfolio Class II)	2013	13,113,773	$15.17	to	$17.77	$231,601,866	1.30%	to	2.05%	1.50%	25.97%	to	26.92%
	2012	13,836,313	12.04	to	14.00	192,762,698	1.30%	to	2.05%	1.02%	8.33%	to	9.16%
	2011	11,067,568	11.12	to	12.83	141,393,346	1.30%	to	2.05%	0.71%	-5.63%	to	-4.92%
	2010	7,121,764	11.78	to	13.49	95,806,166	1.30%	to	2.05%	0.58%	7.84%	to	17.80%
	2009	4,026,457	12.44	to	12.51	50,302,548	1.30%	to	1.90%	0.63%	24.41%	to	25.12%
Pioneer Equity Income VCT Portfolio Class II	2013	5,444,618	$16.89	to	$20.76	$74,389,714	1.30%	to	2.30%	2.44%	25.89%	to	27.16%
	2012	2,887,098	13.41	to	16.33	31,103,228	1.30%	to	2.30%	7.12%	7.45%	to	8.54%
	2011	17,963	12.48	to	15.04	254,670	1.30%	to	2.30%	2.22%	3.35%	to	4.40%
	2010	9,564	12.12	to	14.41	129,733	1.30%	to	1.70%	2.56%	17.68%	to	21.16%
	2009	459	12.20	to	12.25	5,613	1.30%	to	1.65%	1.43%	22.04%	to	22.45%
Pioneer Fund VCT Portfolio Class II	2013	2,511	$16.39	to	$20.55	$49,222	1.30%	to	2.05%	1.04%	30.27%	to	31.26%
	2012	2,190	12.58	to	15.66	32,486	1.30%	to	2.05%	1.20%	7.70%	to	8.52%
	2011	4,189	11.68	to	14.43	53,273	1.30%	to	2.05%	1.39%	-6.50%	to	-5.79%
	2010	1,150	15.13	to	15.31	17,603	1.30%	to	1.90%	1.19%	13.53%	to	14.22%
	2009	814	13.33	to	13.41	10,917	1.30%	to	1.90%	0.69%	33.31%	to	34.07%

B-77

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

		Units Outstanding	Unit Values Lowest to Highest			Net Assets in Whole $	Expense Ratio(1) Lowest to Highest			Investment Income Ratio(2)	Total Return(3) Lowest to Highest
Pioneer Mid Cap Value VCT Portfolio Class II	2013	9,244,443	$15.82	to	$20.59	$189,145,081	1.30%	to	2.30%	0.75%	29.72%	to	31.03%
	2012	10,320,081	12.20	to	15.71	161,334,679	1.30%	to	2.30%	0.86%	8.28%	to	9.38%
	2011	7,753,233	11.26	to	14.37	110,914,940	1.30%	to	2.30%	0.62%	-8.00%	to	-7.06%
	2010	4,538,729	12.26	to	15.46	69,953,394	1.30%	to	2.05%	0.84%	16.36%	to	22.57%
	2009	2,279,077	13.21	to	13.28	30,230,285	1.30%	to	1.90%	1.07%	32.09%	to	32.85%
Pioneer Bond VCT Portfolio Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
American Century VP Mid Cap Value Fund Class II(6)	2013	2,440,544	$18.60	to	$18.82	$45,890,758	1.40%	to	2.15%	1.11%	27.12%	to	28.08%
	2012	1,311,816	14.63	to	14.70	19,273,105	1.40%	to	2.15%	2.32%	13.99%	to	14.49%
American Century VP Inflation Protection Fund Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Dreyfus Appreciation Portfolio Service Class(6)	2013	767,263	$47.82	to	$48.40	$37,093,736	1.40%	to	2.15%	1.81%	18.24%	to	19.13%
	2012	371,673	40.44	to	40.62	15,093,885	1.40%	to	2.15%	2.82%	8.40%	to	8.87%
Ivy Funds VIP Mid Cap Growth Portfolios(6)	2013	3,961,211	$10.72	to	$10.85	$42,914,679	1.40%	to	2.15%	0.00%	27.15%	to	28.12%
	2012	2,044,764	8.43	to	8.47	17,305,970	1.40%	to	2.15%	0.00%	13.45%	to	13.94%
Ivy Funds VIP Global Bond Fund(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Ivy Funds VIP High Income Fund(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Putnam VT Equity Income Fund IB Shares(6)	2013	2,447,855	$20.11	to	$20.35	$49,771,321	1.40%	to	2.15%	1.58%	29.58%	to	30.56%
	2012	1,323,727	15.52	to	15.59	20,629,829	1.40%	to	2.15%	0.00%	19.80%	to	20.32%
Putnam VT Absolute Return 500 Fund IB Shares(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Putnam VT Small Cap Value Fund IB Shares(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
ALPS/Alerian Energy Infrastructure Portfolio Class III(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
DWS Alternative Asset Allocation VIP Class B(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Janus Aspen Enterprise Portfolio Service Shares(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Janus Aspen Global Technology Portfolio Service Shares(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
ClearBridge Variable Small Cap Growth Portfolio Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
The Merger Fund VL(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Mariner Hyman Beck Portfolio Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Guggenheim VT Multi-Hedge Strategies Fund(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Guggenheim VT U.S. Long Short Momentum Fund(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
T. Rowe Price Health Sciences Portfolio II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
UIF Emerging Markets Equity Portfolio Class II(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Van Eck VIP Global Hard Assets Service Class(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—
Virtus Real Estate Securities Series(7)(8)	2013	—	$—		$—	$—	—		—	—	—		—

B-78

The Guardian Separate Account R

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 (continued)

(1)

These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(2)

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests. The investment income ratio is annualized in the initial year in which units of a product were purchased. For 2013, 2012, 2011 and 2010, average net assets are based on the daily net assets. For 2009, average net assets are based on the net assets calculated on January 1 and each of the twelve month-ends within the year.

(3)

Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.

(4)	Refer to Note 4 of the Notes to Financial Statements.
(5)	Portfolio commenced operations April 28, 2011.
(6)	Portfolio commenced operations June 4, 2012.
(7)	Portfolio commenced operations December 9, 2013.
(8)	No contracts investing in this investment option.

B-79

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.

and the Contract Owners of The Guardian Separate Account R:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the investment options constituting The Guardian Separate Account R at December 31, 2013, listed in Note 1, the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of The Guardian Insurance & Annuity Company, Inc. management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments by correspondence with the underlying funds’ transfer agents at December 31, 2013, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 12, 2014

B-80

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

Audited Statutory Basis

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

STATUTORY BASIS BALANCE SHEETS

(In Millions)

	As of December 31,
	2013	2012
Admitted assets
Bonds	$2,112	$1,731
Preferred stocks	4	4
Investment in subsidiaries	16	20
Mortgage loans	43	2
Policy loans	116	112
Cash, cash equivalents and short-term investments	23	33

Total invested assets	2,314	1,902

Due and accrued investment income	25	23
Net deferred tax asset	16	14
Income tax receivable	7	7
Other assets	6	26
Receivable from separate accounts	255	268
Separate account assets	12,161	10,100

Total admitted assets	$14,784	$12,340

Liabilities
Reserves for policy benefits, deposit-type contracts and other contract liabilities	$2,286	$1,924
Asset valuation reserve	15	14
Due to parent and affiliates	14	11
Payable for securities	21	24
Other liabilities	20	34
Intercompany borrowed funds	88	20
Separate accounts liabilities	12,159	10,098

Total liabilities	14,603	12,125

Capital and surplus
Common stock	2	2
Additional paid-in capital and contributed surplus	276	183
Unassigned (deficit) surplus	(97)	30

Total capital and surplus	181	215

Total liabilities, capital and surplus	$14,784	$12,340

See notes to statutory basis financial statements.

B-82

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

STATUTORY BASIS STATEMENTS OF OPERATIONS

(In Millions)

	For the Years Ended December 31,
	2013	2012
Revenues
Premiums and annuity considerations	$1,420	$1,933
Net investment income	79	83
Service fees	270	225
Commissions and expense allowances on reinsurance ceded and other income	(16)	(22)

Total revenues	1,753	2,219

Benefits and expenses
Policyholder benefits	1,427	1,088
Net transfers to separate accounts	58	844
General insurance expenses	104	99
Commissions and other expenses	131	160

Total benefits and expenses	1,720	2,191

Gain from operations before federal income taxes and realized capital losses from investments	33	28
Federal income tax benefit	(58)	(29)

Gain from operations, net of federal income taxes and before net realized capital losses	91	57
Net realized capital losses, net of tax and transfers to IMR	(174)	(86)

Net loss	$(83)	$(29)

See notes to statutory basis financial statements.

B-83

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

STATUTORY BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

(In Millions)

	For the Years Ended December 31,
	2013	2012

Beginning of year balance	$215	$254

Adjustments to surplus
Net loss	(83)	(29)
Change in net unrealized capital losses, net of tax	(19)	(19)
Change in non-admitted assets	(11)	(10)
Change in net deferred taxes	12	11
Change in asset valuation reserve	(1)	—
Additional paid-in and capital surplus	93	8
Change in reserve valuation basis	(25)	—

Net adjustments to surplus	(34)	(39)

End of year balance	$181	$215

See notes to statutory basis financial statements.

B-84

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

STATUTORY BASIS STATEMENTS OF CASH FLOWS

(In Millions)

	For the Years Ended December 31,
	2013	2012
Cash flows from operating activities
Premiums and annuity considerations	$1,420	$1,915
Investment income received	88	92
Service fees and other income received	253	201
Benefits and loss related payments	(1,074)	(1,004)
Net transfers to separate accounts	(45)	(914)
Commissions, expenses and taxes paid	(235)	(257)
Federal income taxes recovered	60	11
Other	(18)	4

Net cash provided by operating activities	449	48

Cash flows from investing activities
Proceeds from bonds sold or matured	456	459
Proceeds from derivatives, brokers and miscellaneous proceeds	3	45
Costs of bonds acquired	(847)	(479)
Costs of mortgage loans acquired	(41)	(2)
Other invested assets	(8)	(8)
Cost of derivatives, brokers and miscellaneous applications	(187)	(123)
Increase in policy loans, net of repayments	(4)	(3)

Net cash used in investing activities	(628)	(111)

Cash flows from financing and miscellaneous activities
Capital and paid in surplus	93	8
Intercompany borrowed funds	68	20
Net deposits on deposit-type contracts and other insurance liabilities	8	5

Net cash provided by financing activities	169	33

Net decrease in cash, cash equivalents and short-term investments	(10)	(30)
Cash, cash equivalents and short-term investments, beginning of year	33	63

Cash, cash equivalents and short-term investments, end of year	$23	$33

See notes to statutory basis financial statements.

B-85

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE A—ORGANIZATION

The Guardian Insurance & Annuity Company, Inc. (“GIAC” or the “Company”) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (“The Guardian”). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company’s primary business is the sale of variable deferred annuity contracts, fixed deferred and immediate annuity contracts, and variable life insurance policies. For variable products, contracts are sold by insurance agents who are licensed by GIAC and are either registered representatives of Park Avenue Securities LLC (“PAS”) or other broker-dealer firms that have entered into sales agreements with GIAC. The Company’s general agency distribution system is also used for the sale of other Guardian products.

PAS, a wholly owned subsidiary of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation. PAS is also a registered investment adviser under the Investment Advisers Act of 1940 and has assumed the registered representatives formerly affiliated with Guardian Investor Services LLC (“GIS”), a wholly owned subsidiary of The Guardian.

GIS is a registered broker-dealer under the Securities Exchange Act of 1934, a member of FINRA, Securities Investor Protection Corporation (“SIPC”) and a registered investment adviser under the Investment Adviser Act of 1940. GIS operates as the distributor and underwriter for GIAC’s variable products. RS Investment Management Co. LLC (“RS Investments”), a subsidiary of GIS, serves as the investment adviser on the RS Mutual Fund Family. GIS serves as a sub-adviser to the fixed income, asset allocation and index funds and is the sole distributor of the RS funds.

The Company, in agreement with Ballie Gifford Overseas Ltd., has an equity ownership interest in Guardian Ballie Gifford Ltd. (“GBG”), a corporation in Scotland. GBG is a registered investment sub-advisor under the Investment Advisor Act of 1940 in both the United Kingdom and the United States. From January 1, 2013 through June 30, 2013, GBG served as the sole investment sub-advisor to RS International VIP Series (formerly RS International Growth VIP Series) and RS International Growth Fund. In addition, GBG also served as the sole investment sub-advisor to RS Emerging Markets VIP Series and RS Emerging Markets Fund from January 1, 2013 through February 28, 2013. These funds are offered in the United States as investment options under certain variable annuity contracts and variable life policies sold by the Company. Effective July 1, 2013, GBG ceased to serve as the sub-advisor to the aforementioned funds. RS Investments commenced managing these funds directly subsequent to the dates noted above.

Insurance Separate Accounts:

The Company has seventeen insurance separate accounts to support certain variable and group annuity and life insurance products that it sells. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders.

The assets and liabilities of the separate accounts are clearly identified and distinct from the other assets and liabilities of the Company. The assets of the separate accounts will not be charged with any liabilities arising out of any other business of the Company. However, the obligations of the separate accounts, including the promise to make annuity and death benefit payments, remain obligations of the Company. Assets of the separate accounts are stated primarily at the fair value of the underlying investments and corresponding contractholders obligations (See Note I).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying statutory basis financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (the “Department”), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). Insurance companies domiciled in Delaware are required to prepare statutory basis financial statements in

B-86

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”), subject to certain deviations prescribed or permitted by the Department. There are no deviations between the NAIC and the Department as of December 31, 2013 and 2012. The NAIC promulgates the NAIC SAP, which include accounting guidelines referred to as Statements of Statutory Accounting Principles (“SSAPs”).

Financial statements prepared in accordance with GAAP vary from financial statements prepared on a statutory basis (“STAT”) primarily because on a statutory basis: 1) costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred; 2) life insurance and annuity reserves follow statutory reserving requirements, including the use of statutory mortality and interest requirements, without consideration of withdrawals and company experience; 3) life insurance enterprises are required to establish a formula-based asset valuation reserve (“AVR”) by a direct charge to surplus to offset potential investment losses; 4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (“IMR”) and amortized into investment income over the remaining life of the investment sold; 5) bonds are carried principally at amortized cost; 6) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as either financing transactions or a derivative under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP; 7) certain “non-admitted assets” (uncollected premiums and advances to agent balances) must be excluded under statutory reporting through a charge to surplus; 8) investments in subsidiaries of the Company’s wholly owned subsidiaries and majority- owned subsidiaries are accounted for using the equity method, where earnings of such subsidiaries are recognized in surplus; only when dividends are distributed is income recognized; 9) annuity and certain insurance premiums are recognized as premium income; 10) if in the aggregate, the Company has a net negative cash balance, it is reported as a negative asset for statutory purposes and recorded as a liability under GAAP and 11) changes in deferred tax assets and liabilities, except those allocated to changes in unrealized gains and losses, are recognized as a separate component of surplus; deferred tax assets not meeting certain criteria are non-admitted. The effect on the financial statements of the Company from the differences between GAAP and STAT are material to the Company and are disclosed in Note L.

Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a provider of life insurance and annuity products, GIAC’s operating results in any given period depend on estimates of policy reserves required to provide for future policyholder benefits.

The development of policy reserves for insurance and investment contracts requires management to make estimates and assumptions regarding mortality, lapse, expense and investment experience. Such estimates are primarily based on historical experience and, in many cases, state insurance laws that require specific mortality, morbidity, and investment assumptions to be used by the Company and may preclude the use of lapse and expense assumptions. Actual future results could differ from these estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related reserve estimates.

The Company regularly invests in mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience underlying mortgage loans. Actual prepayment timing could differ from original estimates resulting in adjustments to asset values and amortization or accretion recorded in future periods.

Admitted Assets:

Assets are stated at “admitted asset” values, which are values required by or permitted to be reported to the Department of Insurance of the State of Delaware in accordance with its rules and regulations. Certain assets designated as “non-admitted assets” (approximately $34 million and $23 million at December 31, 2013 and 2012 respectively), consisting principally of deferred tax assets, IMR, uncollected premiums and advances to agents, are charged directly to unassigned surplus.

B-87

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Investments:

See Note C and Note D regarding the accounting policy, reported statement value and estimated fair value of the Company’s investment in bonds, preferred stocks, and investments in subsidiaries.

Policy Loans:

Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since most loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

Cash, Cash Equivalents and Short-Term Investments:

Cash includes cash on deposit with banks. Cash equivalents are stated at amortized cost and consist of investments having maturities of three months or less at time of purchase. Certain short-term investments, including money market funds, are stated at amortized cost and consist primarily of investments having maturities greater than three months from the date of purchase, but less than one year to maturity. Fair values for such investments approximate carrying value.

Other Assets:

Other assets consist primarily of deferred, uncollected and unpaid premiums, reinsurance recoverables and receivables for service fees.

Receivables from Separate Accounts:

Receivables from separate accounts are primarily separate account allowances (VACARVM) of $209 million and $230 million and fees receivables of $46 million and $38 million as of December 31, 2013 and 2012, respectively.

Other Liabilities:

Other liabilities consist primarily of contingent tax liabilities, reinsurance payables, accrued expenses and commissions payable.

Contract and Policy Reserves:

The estimated fair value of contractholder account balances for investment type contracts has been determined to be equivalent to carrying value as the current offering and renewal rates are set in response to current market conditions.

The following table highlights the credited rates applicable to the Company’s liabilities:

Product	Credited Fixed Interest Rates
Individual Annuities, Fixed Rate Option	1.00% to 3.50%
Single Premium Deferred Annuity	1.00% to 4.90%
Dollar Cost Averaging	1.00% to 3.00%
Group Annuities	1.50% to 3.35%
Variable Life	3.00% to 4.10%
Group Universal Life	4.00%
Immediate Annuitizations Without Life Contingency, Fixed	1.50% to 3.50%

Product	Valuation Rates
Single Premium Immediate Annuities and Immediate Annuitizations With Life Contingency, Fixed	3.00% to 6.00%
Deferred Income Annuity, Fixed	3.50% to 4.00%

B-88

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

In 2013, the Company reduced the valuation rates for issue years 2011 and 2012 to 3.00% for life contingent annuities, which resulted in an increase of $18 million in statutory reserves. In addition, as a result of the change in the reserve methodology from Actuarial Guideline 38 (“AG38”) Section 8D to the Life Actuarial Task Force Statement interpretation of AG38, statutory reserves on Universal Life Secondary Guarantee policies were increased by $7 million. The Company concluded that these changes met the definition of a change in valuation basis under SSAP 51, Life Contracts; consistent with SSAP No. 3, any increase (strengthening) or decrease (destrengthening) in actuarial reserves resulting from such a change in valuation basis shall be recorded directly to surplus rather than as a part of the reserve change recognized in the summary of operations. These amounts were included in “Change in reserve valuation basis” in the Statutory Basis Statements of Changes in the Capital and Surplus.

Guaranteed Minimum Benefits:

The Company issues variable annuity contracts with guaranteed death benefits that guarantee either:

a)	Return of deposits: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals).
b)	Ratchet including the optional Step-Up Death Benefit sold with certain Guaranteed Minimum Withdrawal Benefit (“GMWB”) riders: the benefit is the greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals).
c)	Combination Rollup/Ratchet: the benefit is the greatest of the current account value, premiums paid increased with 3.00% simple interest each year (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals).
d)	Return of deposits optional benefit (sold with certain GMWB riders): the benefit is equal to the sum of premiums paid and is not adjusted for withdrawals unless the total withdrawals made during the year exceed contractually specified amounts.

For guarantees of amounts in the event of death, the net amount at risk (“NAR”) is defined as the current Guaranteed Minimum Death Benefit (“GMDB”) in excess of the current account balance.

The Company also issues the following guaranteed living benefits:

GMWB

The GMWB contracts guarantee an annual withdrawal benefit up to a Guaranteed Withdrawal Amount (“GWA”) until the Guaranteed Withdrawal Benefit (“GWB”) is depleted, even if the Accumulation Value is reduced to zero through a combination of market declines and withdrawals. The GWB is either an account value based-ratchet (quarterly or annual) or a combination of an account value based-ratchet (quarterly or annual) and a roll-up at a specified interest rate (ranging from 5.00%-7.00% and either compound or simple depending on the rider version).

Certain designs allow the withdrawals to continue for the lifetime of the policyholder even after the GWB is depleted. For the GMWB, the net amount at risk is defined as the guaranteed remaining balance in excess of the current account balance.

GMIB

The Guaranteed Minimum Income Benefit (“GMIB”) contracts provide a guarantee base that increases by the greater of a 5.00% roll-up rate or the contract anniversary account value. This base can only be accessed in duration 10 or later in the form of a payout annuity. For the GMIB, which guarantees a base level of lifetime income at annuitization, the net amount at risk is the value of the lifetime annuity in excess of the current account balance.

GMAB

The Guaranteed Minimum Accumulation Benefit (“GMAB” or “LBR”) contracts guarantee the return of investment on the maturity date. For the GMAB, the net amount at risk is the amount invested in excess of the current account balance.

B-89

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The account value and net amount at risk of the contractholders at December 31, 2013 and 2012, for GMDB, GMWB, GMIB, and GMAB and (in millions, except Average Age) were as follows:

	2013			2012
	Account Value	Net Amount at Risk	Average Age	Account Value	Net Amount at Risk	Average Age
GMDB	$9,578	$56	63	$8,134	$89	63
GMWB	6,366	64	61	5,128	244	61
GMIB*	113	—	61	105	—	60
GMAB	22	—	64	36	—	63

*	In the calculation of the NAR for GMIB, the guaranteed benefit amount is decreased by 35% to reflect lower annuity factors used upon annuitization.

Actuarial Guideline XLIII (VACARVM) provides guidance on how to calculate reserves for Variable Annuities with both Living and Death Benefit Guarantees. The guideline requires the reserve to be calculated using two approaches, the standard scenario approach and the stochastic scenario approach, the final reserve being the greater of the two. The Standard Scenario amount is based on a single path, deterministic projection with stipulated assumptions and the stochastic amount is based on the results of stochastically generated interest rate and equity scenarios. Management’s best estimate assumptions along with margins for uncertainty are used to calculate the stochastic amount. Key assumptions used in valuing the liability include full withdrawals, partial withdrawals, mortality, investment management fees and revenue sharing, expenses, fund allocations, and other policyholder behavior. In addition, a method for projecting interest rates and equity returns is required. The stochastic process also requires the projection of in-force general account assets, assets from reinvested cash flows and in-force hedge assets that support the liabilities. The key assumptions needed in valuing the assets include reinvestment asset mix, reinvestment credit spreads, default rates, implied volatility, and swap interest rates. At December 31, 2013 and 2012, the Standard Scenario amount was the greater of the two measures and was thus used as the final reserve.

Reserves for Life Contracts and Deposit-Type Contracts:

The Company waives deductions for deferred fractional premiums upon death of insured and returns a portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

The Company currently issues variable life policies on lives classified as substandard. For scheduled policies issued with a flat extra premium, one half of such extra premium is held in addition to the standard mean reserve for the plan. Scheduled policies and riders issued on a substandard basis in percentage mortality classes are valued with factors based on the appropriate corresponding percentage mortality tables and stipulated interest rates and method.

As of December 31, 2013 and 2012, the Company had $657 million and $632 million, respectively, of insurance in force for which the gross premiums are less than the net premiums, according to the standard valuation set by the State of Delaware. The reserves to cover the above insurance equal $30 million and $33 million as of December 31, 2013 and 2012, respectively, which are included in “Reserves for policy benefits, deposit-type contracts and other contract liabilities,” in the Statutory Basis Balance Sheets. The Company does not utilize anticipated investment income as a factor in the calculation of these reserves. Instead, it utilizes a statutory premium deficiency reserve formula and interest rate assumption prescribed by Delaware insurance regulations.

The Tabular Interest, Tabular less Actual Reserve Released and Tabular Cost have been determined from the basic data for the calculation of policy reserves.

For the determination of Tabular Interest on funds not involving life for each valuation rate of interest, the Tabular Interest is calculated as one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

Both the annual premium variable life product and the variable whole life with modified scheduled premiums product were available in substandard classes. These products are not currently available for sale.

B-90

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

For both products, the Company charges an additional gross premium that is payable for the later of 20 years or to age 65. These additional premiums do not affect policy values.

For the annual premium variable life product, the Company holds two additional reserves:

1.	A reserve for the basic coverage. This reserve considers the extra mortality and the premium payment period of the additional premium.
2.	A reserve for the variable insurance account, which is essentially a paid-up life reserve.

For the variable whole life with modified scheduled premium product, the Company holds the reserve for the basic coverage. Actuarial Guideline XXXVII provides guidance on how to determine statutory reserve liabilities for GMDBs offered with variable life insurance products. This guideline codifies the basic interpretation of reserve liabilities for variable life GMDBs by clarifying the projection assumptions and methodologies that comply with the Standard Valuation Law. The guideline requires the reserve to be calculated using two approaches—a One-Year Term reserve recognizing a 1/3 drop in separate account assets and the Attained Age Level Reserve (AALR). In calculating the reserves, the projection of policy values use valuation mortality for cost of insurance and the account values (general and separate) are projected at the valuation interest rate. The AALR method develops funding for the excess benefits (GMDB over benefits where there is no guarantee) by accumulating “payments” made each year that would fund the future shortfalls. Calculations for the “payments” are done on an attained age basis each year and take into account changes to the future requirements at the time of valuation and the accumulated balance (net of interest credited and mortality charges).

For the universal life with secondary guarantee products, the Company holds a UL CRVM reserve for the basic coverage and a liability for the secondary guarantees in accordance with Actuarial Guideline XXXVIII. The valuation mortality used is the Company experience as allowed in the Model and the interest is the maximum valuation interest rate.

The Company issues group deposit-type contracts funding agreements for qualified retirement plans. The funding agreements are issued through the general account and the deposits received on these contracts are recorded as liabilities and are not treated as premiums or as revenue under SAP.

Investment Reserves:

In compliance with statutory requirements, the Company maintains the AVR and the IMR. The AVR is intended to stabilize policyholders’ surplus against market fluctuations in the value of equities and credit-related declines in the value of bonds and mortgage loans. Changes in the AVR are recorded directly to surplus. The IMR defers net after-tax realized capital gains (losses) that result from changes in the overall level of interest rates for fixed income investments and amortizes these net realized capital gains (losses) into income over the remaining stated life of the investments sold. The Company uses the group method of calculating the IMR. Any negative IMR amounts are treated as a non-admitted asset.

Premiums and Other Revenues:

Premiums and annuity considerations are recognized for funds received primarily on variable deferred annuity contracts, fixed deferred and immediate annuity contracts, and variable life insurance products. Corresponding transfers to or from separate accounts are a component of “Net transfers to separate accounts” in the Statutory Basis Statements of Operations.

Revenues also include service fees that are comprised of annual contract fees, charges for mortality and expenses based on separate account assets under management and administrative service fees received from the mutual funds that are investment options in the product separate accounts.

Federal Income Taxes:

The provision for federal income taxes is based on income from operations currently taxable. Realized gains and losses are reported net of the applicable federal income taxes. Deferred federal income tax assets are admitted to the extent they can be realized within three years subject to a 15.00% limitation of capital and surplus with increases or decreases reflected as adjustments to surplus (See Note F).

B-91

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Reinsurance:

The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. The Company remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies
(See Note G).

Net Investment Income and Capital Losses:

Net investment income includes interest and dividends received or accrued on investments. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively or prospectively for any change in estimated yield to maturity. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. Net investment income is reduced by investment management expenses.

Realized investment gains and losses are reported in income based upon specific identification of securities sold. Realized losses include valuation adjustments for other-than-temporary declines in investments. Unrealized investment gains and losses on financial instruments carried at fair value represent changes in the reported fair value and are recorded directly to surplus.

Assessments:

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2013 and 2012, respectively, the Company had a $0 million and $1 million liability included in “Other liabilities” for its estimated assessments. Some states permit members insurers to recover assessments through full or partial premium tax offsets. The related premium tax offsets included in “Other assets” was $0.8 million and $0.4 million as of December 31, 2013 and 2012, respectively.

NOTE C—INVESTMENTS

Bonds and Preferred Stocks:

Investments are valued in accordance with methods prescribed by the Securities Valuation Office of the NAIC (“SVO”). The Company obtains the fair value of financial instruments held in its portfolio that are either carried at fair value on the face of the financial statements or disclosed in the notes to the financial statements at fair value, from a number of sources. These sources include published market quotes for active market exchange traded instruments, third party pricing vendors, investment banks that are lead market makers in certain markets, broker quotes and the use of internal valuation models that use market observable inputs when available and Company- derived inputs when external inputs are not available or deemed to be inaccurate. Unrealized gains and losses on investments carried at fair value are recorded directly in unassigned surplus. The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other-than-temporary. The Company considers several factors in determining if an other-than-temporary decline exists: duration and extent to which the fair value of the security has been less than cost; financial condition of the issuer; the near-term prospects for recovery of the fair value of a security; discounted estimated future cash flows; and the intent and ability of the Company to hold the security to allow for an anticipated recovery in value. Impairments that are considered other-than-temporary are included in net realized capital gains (losses). Valuation methods for the various types of investments held are as follows:

Bonds—Bonds are stated principally at amortized cost with bond premiums and discounts amortized using the scientific interest method. Those bonds that are rated 6 by the NAIC are reported at the lower of amortized cost or fair value. Mortgage-backed bonds are carried at amortized cost using the interest method considering anticipated prepayments at

B-92

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

the date of purchase. Significant changes in future anticipated cash flows from the original purchase assumptions are accounted for using the retrospective and prospective adjustment method utilizing the Public Securities Association standard prepayment rates.

Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from issuers or broker-dealers through information services or internal estimates and are consistent with current interest rates and the economic environment.

Preferred stocks—Preferred stocks are carried at fair value if impaired during the reporting period or carried at the lower of cost or fair value based on the rating assigned by the SVO.

Investments in Subsidiaries:

Investments in subsidiaries are valued using the GAAP basis equity and consist of the Company’s investments in PAS and GBG. Undistributed earnings or losses of subsidiaries and unrealized appreciation and depreciation are reflected as unrealized capital gains or losses directly in surplus. Distributed dividends of subsidiaries are recorded in net investment income.

The amortized cost basis and estimated fair value of bonds and the cost and estimated fair value of preferred stocks and investments in subsidiaries at December 31, 2013 and 2012 were as follows:

	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
December 31, 2013		Gains	(Losses)
		(In millions)
U.S. Government	$43	$1	$—	$44
Special Revenue	21	—	—	21
States, Territories and Possessions	7	—	—	7
Political Subdivisions	7	—	—	7
Hybrid	2	—	—	2
Industrial and Miscellaneous	2,032	49	(29)	2,052

Total Bonds	$2,112	$50	$(29)	$2,133

Preferred Stocks—Perpetual	$4	$—	$(1)	$3

Investment in Subsidiaries	$70	$—	$(54)	$16

	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
December 31, 2012		Gains	(Losses)
		(In millions)
U.S. Government	$16	$1	$—	$17
Special Revenue	18	1	—	19
States, Territories and Possessions	12	—	—	12
Political Subdivisions	11	1	—	12
Hybrid	2	—	—	2
Industrial and Miscellaneous	1,672	95	(3)	1,764

Total Bonds	$1,731	$98	$(3)	$1,826

Preferred Stocks—Perpetual	$4	$—	$(1)	$3

Investment in Subsidiaries	$62	$4	$(46)	$20

The Company invests in high quality securities that are diversified by asset class, issuer and industry. At December 31, 2013, approximately 2.0% of the portfolio is invested in securities issued or backed by the United States Government or its agencies. No other single issuer accounts for more than 1.4% of the portfolio at December 31, 2013.

B-93

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The amortized cost and estimated fair value of bonds at December 31, by contractual maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	2013
	Amortized Cost	Fair Value
	(In millions)
Due in one year or less	$221	$224
Due after one year through five years	990	1,010
Due after five years through ten years	450	452
Due after ten years	358	354
Sinking fund bonds, mortgage-backed securities and asset-backed securities	93	93

Total	$2,112	$2,133

The net change in unrealized capital losses included in surplus for the years ended December 31, 2013 and 2012 are summarized as follows:

	2013	2012
	(In millions)
Changes in net unrealized capital losses attributable to:
Investments in subsidiaries	$(12)	$(6)
Derivatives	(6)	(13)
Tax effect on unrealized capital losses	(1)	—

Total change in net unrealized capital losses, net of tax	$(19)	$(19)

Proceeds from sales of investments in bonds amounted to $80 million and $105 million in 2013 and 2012, respectively. Gross gains of $0.4 million and $2 million and gross losses of $1.8 million and $0.3 million were realized on sales of bonds in 2013 and 2012, respectively.

Proceeds from sales of investments in common stocks amounted to $0.1 million and gross gains of $0.0 million and gross losses of $0.0 million in 2013. There were no sales of investments in common stocks in 2012.

There were no sales of investments in preferred stocks in 2013 or 2012.

Unrealized losses:

The Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, were as follows:

December 31, 2013	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In millions)
U.S. Government	$34	$—	$—	$—	$34	$—
Special Revenue	7	—	—	—	7	—
States, Territories and Possessions	2	—	—	—	2	—
Industrial and Miscellaneous	876	(25)	28	(4)	904	(29)

Total Bonds	919	(25)	28	(4)	947	(29)
Preferred Stocks—Perpetual	—	—	3	(1)	3	(1)

Total Temporarily Impaired Securities	$919	$(25)	$31	$(5)	$950	$(30)

B-94

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

December 31, 2012	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In millions)
U.S. Government	$2	$—	$—	$—	$2	$—
Special Revenue	2	—	—	—	2	—
Industrial and Miscellaneous	153	(2)	3	(1)	156	(3)

Total Bonds	157	(2)	3	(1)	160	(3)
Preferred Stocks—Perpetual	—	—	3	(1)	3	(1)

Total Temporarily Impaired Securities	$157	$(2)	$6	$(2)	$163	$(4)

The Company’s investment portfolio includes individual securities that are in an unrealized loss position and have not been recognized as other-than-temporary impairments. There were thirty-two securities in an unrealized loss position for greater than 12 months with a book value of $36 million and a fair value of $31 million as of December 31, 2013. There were six securities in an unrealized loss position for greater than 12 months with a book value of $8 million and a fair value of $6 million as of December 31, 2012.

In reaching the conclusion that these impairments are not other-than-temporary, management considered many factors including duration and severity of impairment, discounted cash flows, investment sector stability, and credit-worthiness, financial condition of issuer and intent and ability to hold to allow for recovery in value.

Mortgage Loans

Mortgage loans are valued at amortized cost. Valuation reserves are established for potential declines in the value of mortgage loans. As of December 31, 2013 and December 31, 2012, there were no valuation reserves established for any of the Company’s mortgage loans. There were no other-than-temporary impairments on mortgage loans in December 31, 2013 or 2012.

The Company’s investments in mortgage loans on real estate consist principally of loans on commercial and cooperative residential real estate properties. The largest concentrations of commercial real estate mortgage loans are for properties located in California and New York ($26 million or 61.07% and $5 million or 11.76%) at December 31, 2013. The largest concentrations of commercial real estate mortgage loans are for properties located in Texas ($2 million or 100.00%) at December 31, 2012. The Company estimates the fair value of mortgage loans on real estate to be $41 million and $2 million at December 31, 2013 and December 31, 2012, respectively. Fair value was determined based upon the present value of the scheduled future cash flows of each loan based on the average term to maturity discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. The minimum and maximum ranges of lending rates on new mortgage loans were between 3.31% and 5.00% originated during 2013. The maximum percentage of any single mortgage loan to the value of the security originated in 2013 was 60.48%.

Interest received on impaired loans that were previously modified in a troubled debt restructuring is either applied against the principal or reported as revenue according to management’s judgment as to the collectability of principal. There were no mortgages with interest more than 180 days past due at December 31, 2013 and December 31, 2012.

Management monitors its mortgage loan portfolio on an ongoing basis for events or circumstances that could indicate that it will not receive all of its contractually due principal and interest payments in accordance with the loan agreements. In May and November of each year, the entire portfolio is screened based on debt service coverage, loan to value ratio, delinquency over 90 days and if there are indications that balloon payments due at maturity will not be made to determine if any other than temporary impairments might need to be recorded.

There were no restructured mortgage loans as of December 31, 2013 or December 31, 2012.

B-95

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following table set forth the credit quality indicators as of December 31, 2013 and December 31, 2012, based upon the recorded investment gross of allowance for credit losses.

	Debt Service Coverage Ratio—December 31, 2013
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
	(In millions)
Loan-to-Value Ratio
0% - 49.99%	$17	$—	$—	$5	$—	$—	$22
50% - 59.99%	10	—	3	—	—	—	13
60% - 69.99%	—	3	5	—	—	—	8
70% - 79.99%	—	—	—	—	—	—	—
80% - 89.99%	—	—	—	—	—	—	—
90% - 100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	—	—	—	—

Total Industrial	$27	$3	$8	$5	$—	$—	$43

Debt Service Coverage Ratio—December 31, 2012*
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
(In millions)
Loan-to-Value Ratio
0% - 49.99%	$2	$—	$—	$—	$—	$—	$2
50% - 59.99%	—	—	—	—	—	—	—
60% - 69.99%	—	—	—	—	—	—	—
70% - 79.99%	—	—	—	—	—	—	—
80% - 89.99%	—	—	—	—	—	—	—
90% - 100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	—	—	—	—

Total Industrial	$2	$—	$—	$—	$—	$—	$2

*	Effective 2012

Investment in Subsidiaries:

Investments in subsidiaries are valued using the GAAP basis equity and consist of the Company’s investments in PAS and GBG (See Note C). Selected financial information for PAS, the Company’s significant subsidiary at December 31, 2013 and 2012 are highlighted below:

	2013	2012
	(In millions)
Total assets	$40	$34
Total liabilities	24	18
Net loss	$(8)	$(7)

There were no dividends received from PAS in 2013 or 2012.

B-96

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Net Investment Income:

Net investment income, including accrual of discount and amortization of premiums, arose from the following sources for the years ended December 31:

	2013	2012
	(In millions)
Bonds	$70	$75
Subsidiaries	5	5
Mortgage loans	1	—
Policy loans	7	7

Total gross investment income	83	87
Less: investment expenses	(4)	(4)

Net investment income	$79	$83

Net Realized Capital Losses from Investments:

Net realized losses from investments were derived from the following sources for the years ended December 31:

	2013	2012
	(In millions)
Bonds	$1	$3
Derivatives and other	(174)	(86)

Total net realized capital losses	(173)	(83)
Transfer to IMR	(1)	(2)
Capital gain federal income tax expense	—	1

Net realized capital losses, net of tax and transfers to IMR	$(174)	$(86)

There were impairment losses of $0 million and $40 thousand for 2013 and 2012, respectively.

Derivative Financial Instruments:

In order to minimize the volatility associated with the GMWB, the Company has established a hedge strategy to manage this risk. The Company uses S&P 500, NASDAQ, MSCI EAFE, Russell 2000 e-mini futures contracts and U.S. Treasury futures contracts, which are exchange traded, to hedge market fluctuations of the Company’s GMWB product. Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company’s involvement, but not future cash requirement, as open positions are typically closed out prior to the delivery date of the contract. These contracts have a notional amount of $0.4 million and $2 million as of December 31, 2013 and 2012, respectively. There is no carrying amounts of these contracts as of these dates as the contracts are settled daily through a margin account as stated above.

Restricted Assets and Special Deposits:

Assets of $4 million at December 31, 2013 and 2012, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. These amounts are included in “Bonds” in the Statutory Basis Balance Sheets.

Repurchase Agreements:

The Company enters into repurchase agreements whereby securities will be resold at a specified date and price. There were no repurchase agreements outstanding as of December 31, 2013. Assets of $10 million are included in the Statutory Basis Balance Sheets as “Cash, cash equivalents and short-term investments” as of December 31, 2012 and are subject to repurchase. The repurchase agreements had interest rates of 0.13% as of December 31, 2012 and matured on January 8, 2013. The Company’s policy requires a minimum of 102% of the fair value of the borrowed securities as

B-97

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

collateral, calculated on a daily basis, in the form of either cash or securities. The collateral consists of two Federal Home Loan Bank Securities each with a par value of $5 million, a fair value (with accrued interest) of $5 million, and a coupon rate of 3.75% maturing January 29, 2014.

Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk:

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. Because exchange-traded futures are processed through a regulated exchange and positions are marked to market and settle on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to establish collateral for any futures contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently uses U.S. Treasury bonds to satisfy this collateral requirement.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. The Company’s financial instruments with off-balance sheet risk as of December 31, 2013 and 2012 were $21 million and $41 million, respectively.

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1—inputs are unadjusted quoted market prices available in active markets for identical assets or liabilities on the reporting date. Assets in this category include actively traded registered mutual funds held directly by the separate accounts sponsored by the Company.

Level 2—inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable. These types of instruments include preferred stocks and certain investments in registered mutual funds in which the fund holds instruments that are not actively traded and investments in non-registered collective investment funds.

Level 3—inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information.

The estimated fair values presented below have been determined using available information and valuation methodologies. The estimated fair value for financial instruments held by the Company was determined by management after considering the following sources of information: published market quotes for active exchange traded instruments, third party pricing vendors, quotes from investment banks that are lead market makers in certain markets, independent broker quotations, or the use of internal valuation models that use market observable inputs when available and Company derived inputs when external inputs are not available or deemed to be inaccurate. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such amounts are management’s estimate of the value that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies from period to period based on available information and market conditions could have a material effect on the estimated fair values.

B-98

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Separate Accounts Assets:

The Company sponsors separate accounts that support certain products that it sells. The separate accounts invest in various registered mutual funds and non-registered collective investment funds managed by RS Investments Management Co., an affiliated company, as well as unaffiliated third parties. The fair value of these investments is based upon the reported net asset values (“NAVs”) as provided by the fund manager.

The Company’s management reviews each mutual fund’s liquidity in order to determine the level those investments should be reported. Generally, actively traded registered mutual fund investments are considered a Level 1, non-registered collective fund investments that have no redemption restrictions or fees associated with it and are open to new investors are considered a Level 2 and all other fund investments that do not meet the criteria of Level 1 or 2 are reported as Level 3. As of December 31, 2013 and 2012, none of the Separate Account investments are considered to be Level 3.

The following tables summarize the Company’s assets and liabilities carried at fair value by their fair value hierarchy levels at December 31, 2013 and 2012:

December 31, 2013	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
	(In millions)
Assets at Fair Value
Separate Accounts Assets	$10,816	$1,345	$—	$12,161	$12,161

Total Assets at Fair Value	$10,816	$1,345	$—	$12,161	$12,161

There were no transfers into or out of Level 1 and 2 during 2013.

December 31, 2012	Level 1	Level 2	Level 3	Total Fair Value	Carrying Amount
	(In millions)
Assets at Fair Value
Separate Accounts Assets	$9,064	$1,036	$—	$10,100	$10,100

Total Assets at Fair Value	$9,064	$1,036	$—	$10,100	$10,100

There were no transfers into or out of Level 1 and 2 during 2012.

NOTE E—PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Gross deferred and uncollected insurance premiums represent premiums due to be received from policyowners through the next policy anniversary date. These premiums and annuity considerations are reinsured to The Guardian (See Note G). Net deferred and uncollected premiums ceded represent only the portion of gross premiums related to mortality charges and interest. Deferred and uncollected premiums ceded at December 31, 2013 and 2012 were as follows:

2013
Type	Gross	Net of Loading
(In millions)
Ordinary new business	$—	$—
Ordinary renewal	4	4
Group life renewal	—	—

2012
Type	Gross	Net of Loading
(In millions)
Ordinary new business	$—	$—
Ordinary renewal	4	4
Group life renewal	—	—

B-99

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE F—INCOME TAXES

Consolidated Federal Income Tax Return:

The Company’s federal income tax return is consolidated with the following entities:

•	The Guardian Life Insurance Company of America,

•	Park Avenue Life Insurance Company,

•	Sentinel American Life Insurance Company,

•	Family Service Life Insurance Company,

•	Managed Dental Care of California,

•	Managed DentalGuard of Texas,

•	Managed DentalGuard of New Jersey,

•	Innovative Underwriters Inc.,

•	Berkshire Life Insurance Company of America, and

•	First Commonwealth, Inc., and its subsidiaries

The Company files a consolidated federal income tax return with its parent company, The Guardian. The Company has a written agreement, approved by the Company’s Board of Directors, which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. Pursuant to this agreement, the Company has the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur, or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

The Internal Revenue Code limits the amount of non-life insurance losses that may offset life insurance company taxable income. The consolidated income tax liability is allocated among the members of the group pursuant to a tax allocation agreement. In accordance with the tax allocation agreement, each qualifying member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses and capital losses utilized in the consolidated group. Subsidiary tax liabilities/benefits are settled subsequent to the filing of the federal income tax return.

An estimate of the amount of any increase in the Company’s Federal or foreign income tax loss contingencies during the twelve month period ending December 31, 2014 cannot be made.

The Components of the Net Deferred Tax Assets (DTAs) recognized in the Company’s Assets, Liabilities, Surplus and Other Funds are as follows:

Description	December 31, 2013
(In millions)	Ordinary	Capital	Total
Gross Deferred Tax Assets	$59	$3	$62
Statutory valuation allowance adjustments	—	—	—

Adjusted Gross Deferred Tax Assets	59	3	62
Deferred Tax Assets Nonadmitted	30	2	32

Subtotal Net Admitted Deferred Tax Asset	29	1	30
Deferred Tax Liabilities (DTLs)	14	—	14

Net Admitted Deferred Tax Asset/(Net Deferred Tax Liability)	$15	$1	$16

B-100

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Description	December 31, 2012
(In millions)	Ordinary	Capital	Total
Gross Deferred Tax Assets	$48	$6	$54
Statutory valuation allowance adjustments	—	—	—

Adjusted Gross Deferred Tax Assets	48	6	54
Deferred Tax Assets Nonadmitted	17	6	23

Subtotal Net Admitted Deferred Tax Asset	31	—	31
Deferred Tax Liabilities	17	—	17

Net Admitted Deferred Tax Asset/(Net Deferred Tax Liability)	$14	$—	$14

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$11	$(3)	$8
Statutory valuation allowance adjustments	—	—	—

Adjusted Gross Deferred Tax Assets	11	(3)	8
Deferred Tax Assets Nonadmitted	13	(4)	9

Subtotal Net Admitted Deferred Tax Asset	(2)	1	(1)
Deferred Tax Liabilities	(3)	—	(3)

Net Admitted Deferred Tax Asset/(Net Deferred Tax Liability)	$1	$1	$2

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized. The Company’s management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

During 2013, the Company corrected an error in the accounting for deferred income taxes. In connection with this, an adjustment was recorded to decrease the gross deferred tax asset by $6 million. In addition, a corresponding adjustment of $6 million was recorded to decrease the non admitted deferred tax asset resulting in no net impact to the net admitted deferred tax asset or surplus.

Admission calculation components SSAP No. 101 (Paragraph 11)

Effective January 1, 2012, the Company adopted Statement of Statutory Accounting Principles No. 101—Income Taxes, A Replacement of SSAP No. 10R and SSAP No.10 (“SSAP 101”). SSAP 101 includes a similar calculation for limitation of gross deferred tax assets as SSAP 10R for insurers that maintain a minimum of 300% of their authorized control level RBC computed without net deferred tax assets. The Company exceeded the 300% minimum RBC requirement at December 31, 2012 and exceeded this minimum during 2013. The adoption of SSAP 101 did not have an impact on the company’s statutory statement for the year ended December 31, 2013.

B-101

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Description	December 31, 2013
(In millions)	Ordinary	Capital	Total
a. Federal Income Taxes Paid In Prior Years Recoverable Through Loss Carrybacks.	$1	$1	$2
b. Adjusted Gross Deferred Tax Assets Expected To Be Realized (Excluding The Amount Of Deferred Tax Assets From a, above) After Application of the Threshold Limitation. (The Lesser of b.i. and b.ii. Below)	14	—	14
The lesser of:
i. Adjusted Gross Deferred Tax Assets Expected To Be Realized Following The Balance Sheet Date	14	—	14
ii. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	25	—	25
c. Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From a. and b. above) Offset by Gross Deferred Tax Liabilities.	14	—	14

Deferred Tax Assets Admitted as the result of application of SSAP No. 101. Total (a. + b. + c.)	$29	$1	$30

	December 31, 2012
	Ordinary	Capital	Total
a. Federal Income Taxes Paid In Prior Years Recoverable Through Loss Carrybacks.	$2	$—	$2
b. Adjusted Gross Deferred Tax Assets Expected To Be Realized (Excluding The Amount Of Deferred Tax Assets From a, above) After Application of the Threshold Limitation. (The Lesser of b.i. and b.ii. Below)	12	—	12
The lesser of:
i. Adjusted Gross Deferred Tax Assets Expected To Be Realized Following The Balance Sheet Date	12	—	12
ii. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold.	30	—	30
c. Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From a. and b. above) Offset by Gross Deferred Tax Liabilities.	17	—	17

Deferred Tax Assets Admitted as the result of application of SSAP No. 101. Total (a. + b. + c.)	$31	$—	$31

	Change
	Ordinary	Capital	Total
a. Federal Income Taxes Paid In Prior Years Recoverable Through Loss Carrybacks.	$(1)	$1	$—
b. Adjusted Gross Deferred Tax Assets Expected To Be Realized (Excluding The Amount Of Deferred Tax Assets From a, above) After Application of the Threshold Limitation. (The Lesser of b.i. and b.ii. Below)	2	—	2
The lesser of:
i. Adjusted Gross Deferred Tax Assets Expected To Be Realized Following The Balance Sheet Date	2	—	2
ii. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold.	(5)		(5)
c. Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From a. and b. above) Offset by Gross Deferred Tax Liabilities.	(3)	—	(3)

Deferred Tax Assets Admitted as the result of application of SSAP No. 101.Total (a. + b. + c.)	$(2)	$1	$(1)

B-102

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Description (In millions, except percentages)	2013	2012
Ratio Percentage Used To Determine Recovery Period And Threshold Limitation Amount	740%	734%
Amount Of Adjusted Capital And Surplus Used To Determine Recovery Period And Threshold Limitation	$180	$215

Impact of Tax Planning Strategies

Description (In millions, except percentages)	December 31, 2013
	Ordinary	Capital
(a) Determination of adjusted gross deferred assets and net admitted deferred tax assets, by tax character as a percentage of total.
(1) Adjusted Gross DTAs	59	3
(2) Percentage of adjusted gross DTA’s by tax character attributable to the impact of tax planning strategies	23%	0%
(3) Net Admitted Adjusted Gross DTAs	29	1
(4) Percentage of net admitted adjusted Gross DTAs by tax character admitted because of the impact of tax planning strategies	89%	0%

	December 31, 2012
	Ordinary	Capital
(1) Adjusted Gross DTAs	48	6
(2) Percentage of adjusted gross DTA’s by tax character attributable to the impact of tax planning strategies	23%	0%
(3) Net Admitted Adjusted Gross DTAs	31	—
(4) Percentage of net admitted adjusted Gross DTAs by tax character admitted because of the impact of tax planning strategies	88%	0%

	Change
	Ordinary		Capital
(1) Adjusted Gross DTAs	11		(3)
(2) Percentage of adjusted gross DTA’s by tax character attributable to the impact of tax planning strategies	(0%	)	0%
(3) Net Admitted Adjusted Gross DTAs	(2)		1
(4) Percentage of net admitted adjusted Gross DTAs by tax character admitted because of the impact of tax planning strategies	1%		0%

All DTL were recognized as of December 31, 2013 and 2012.

Current Tax and Change in Deferred Tax:

Current income taxes incurred consist of the following major components at December 31, 2013 and 2012:

Description	2013	2012
	(In millions)
Federal income tax expense on operating income	$(58)	$(23)
Prior year overaccrual	(2)	(2)
Contingent tax	2	(4)

Current federal operations income tax benefit	(58)	(29)
Current capital gain federal income tax expense	—	1

Total current federal income tax benefits	$(58)	$(28)

B-103

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 were as follows:

	2013	2012	Change
	(In millions)
DTAs Resulting from Book/Tax Differences in:
Ordinary:
Reserves	$35	$28	$7
Policy acquisition costs	24	20	4
AG 38 Reserve	—	—	—
Capital loss related to RIC liquidation	—	—	—

Gross ordinary DTAs—(admitted and nonadmitted)	$59	$48	$11

Statutory valuation allowance adjustment—ordinary	—	—	—
Total ordinary DTAs—(nonadmitted)	30	17	13

Admitted ordinary DTAs	$29	$31	$(2)

Capital:
Impaired securities	$3	$1	$2
Unrealized loss on investments	—	4	(4)
Other—Capital Loss related to 2012 RIC liquidation	—	1	(1)

Gross capital DTAs—(admitted and nonadmitted)	$3	$6	$(3)

Statutory valuation allowance adjustment—capital	—	—	—
Total capital DTAs—(nonadmitted)	2	6	(4)

Admitted capital DTAs	1	—	1

Total admitted DTAs	$30	$31	$(1)

DTLs Resulting from Book/Tax Differences in:
Ordinary:
Market discount	$2	$2	$—
Reserves	12	15	(3)

Total Ordinary DTLs	$14	$17	$(3)

Capital:

Total DTL	$14	$17	$(3)

Net admitted DTAs/(DTLs)	$16	$14	$2

The change in net deferred Federal income taxes is comprised of the following:

	2013	2012	Change
	(In millions)
Adjusted gross deferred tax assets	$62	$54	$8
Total Deferred Tax Liabilities	14	17	(3)

Net deferred tax assets (liabilities)	$48	$37	11

Tax effect of unrealized capital losses			1

Change in net deferred federal income tax benefit			$12

B-104

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Contingent Tax Liabilities:

As of December 31, 2013, the Company had $3 million of unrecognized tax benefits and related interest expense, if recognized, all of which would affect the Company’s annual effective tax rate. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. For the years ending December 31, 2013 and 2012, the Company recognized approximately $2 and $0 million in interest and penalties, respectively. The Company has approximately $3 and $1 million accrued for payment of interest and penalties at years 2013 and 2012, respectively.

The Company files U.S. federal income tax returns along with various state and local income tax returns. The IRS is currently reviewing the Company’s U.S. income tax returns for the tax years 2009 through 2011.

Changes in the amount of contingent tax liabilities for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
	(In millions)
Beginning Balance	$—	$4
Additions for tax positions of the current year	—	—
Reductions for tax positions of prior years for:
Lapses of applicable statute limitations	—	(4)
Settlements during the period	—	—

Ending Balance	$—	$—

Reconciliation of Federal Income Tax Rate to Actual Effective Rate:

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant book to tax adjustments causing this difference is the following:

	2013	Effective Tax Rate*
	(In millions)
Net gain from operations after dividends to policyholders and before Federal income tax @ 35%	$12	35%
Net realized capital gains (losses) @ 35%	(61)	35%

Provision calculated at statutory rate	$(49)	35%
Dividends received deduction and other	(12)	8%
AG 38 reserves	(9)	7%
Section 78 Gross up	1	0%
DIT correction of error	1	(1%	)

Subtotal	(69)	49%
Contingent taxes	2	(1%	)
Return to provision	(2)	1%
Foreign tax credit	(1)	1%

Total	$(70)	50%

Total current federal income tax benefit	$(58)	41%
Change in net deferred federal income taxes benefit	(12)	9%

Total statutory income tax benefit	$(70)	50%

*	Percentages are based on whole dollars not on rounded millions as shown

B-105

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Operating Loss and Tax Credit Carryforwards:

At December 31, 2013 and 2012, the Company did not have any unused operating loss carryforwards to offset against future taxable income.

At December 31, 2013, the Company had $1 million in unused net capital loss carryforwards which will expire in 2014.

At December 31, 2013 and 2012, the Company did not have any unused tax credit.

The following are income taxes incurred in prior years that are available for recoupment in the event of future net losses:

Year	Ordinary	Capital	Total
	(In millions)
2013	$—	$—	$—
2012	—	1	1
2011	—	1	1

Total	$—	$2	$2

NOTE G—REINSURANCE CEDED

The Company enters into coinsurance, modified coinsurance and yearly renewable term agreements with The Guardian and outside parties to provide for reinsurance of selected variable annuity contracts and group life and individual life policies. Under the terms of the modified coinsurance agreements with The Guardian, reserves ceded to the reinsured business and corresponding assets held by the Company amounted to $431 million and $379 million at December 31, 2013 and 2012, respectively. The reinsurance contracts do not relieve the Company of its primary obligation for policyowner benefits. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, the Company evaluates the financial condition of its reinsurers in order to minimize its exposure to losses from reinsurer insolvencies.

The Company entered into an Individual Life Yearly Renewable Term reinsurance agreement with The Guardian effective January 1, 2011. Under the terms of the agreement, GIAC cedes The Guardian a 90.00% quota share of the mortality risk on its secondary guarantee flexible premium universal life insurance business.

The effect of these reinsurance cession agreements on the components of the Company’s gains (losses) from operations in the accompanying Statutory Basis Statements of Operations were as follows:

	2013			2012
	The Guardian	Outside Parties	Total	The Guardian	Outside Parties	Total
	(In millions)
Premiums and annuity considerations	$(40)	$(8)	$(48)	$(47)	$(8)	$(55)
Commissions and other expenses	7	—	7	8	—	8
Reserve adjustments on reinsurance ceded and other income	(24)	—	(24)	(32)	—	(32)

Total Revenues	(57)	(8)	(65)	(71)	(8)	(79)

Policyholder and contract benefits	(51)	—	(51)	(71)	—	(71)
(Increase) decrease in aggregate reserves	(25)	11	(14)	(9)	18	9

Total expenses	(76)	11	(65)	(80)	18	(62)

Net gain (loss) on operations from reinsurance ceded	$19	$(19)	$—	$9	$(26)	$(17)

B-106

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

NOTE H—RELATED PARTY TRANSACTIONS

General Operating Expense Agreement:

The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company’s business and for the Company’s use of The Guardian’s centralized services and agency force. The amounts charged for these services amounted to $137 million and $134 million in 2013 and 2012, respectively, which are in “General insurance expenses and Commissions and other expenses” in the Statutory Basis Statements of Operations, of which $15 million and $12 million are unpaid and included in “Due to parent and affiliates” in the Statutory Basis Balance Sheets at December 31, 2013 and 2012, respectively.

Investments:

At December 31, 2013 and 2012, respectively, approximately 25% and 28% of the Company’s separate account assets are invested in affiliated mutual funds that are advised by RS Investments and sub-advised by GIS (see Note A). Each of these funds has an investment advisory agreement with RS Investments. Separate account assets under management invested in affiliated mutual funds amounted to $3,066 million and $2,829 million as of December 31, 2013 and 2012, respectively.

Capital:

On February 26, 2013, The Guardian’s Board of Directors granted authority to contribute up to $125 million of capital to GIAC, over the next 3 years, to fund the continued growth in the variable annuity and fixed annuity platforms, as well as continued investments in the 401k platform. During 2013, the Company received a total of $85 million from the Guardian as an additional paid-in and contributed surplus, $50 million was a non-cash settlement to reduce the outstanding borrowed money (intercompany line of credit) and $35 million cash was used to rebalance fixed product portfolios, which are reflected under “Cash flows from financing and miscellaneous activities” in the Statutory Basis Statements of Cash Flows.

The Company also received an $8 million fund from the Guardian as an additional paid-in and contributed surplus, which was transferred to PAS as a capital contribution.

Administrative Services Agreement:

The Company has an administrative services agreement with GIS and RS that provides for fee income to GIAC calculated based on the monthly/quarterly average assets of the affiliated mutual funds’ participation within GIAC’s variable insurance products separate accounts. For the years ended December 31, 2013 and 2012, such fee income amounted to $4 million, respectively which is reflected in “Service fees” in the Statutory Basis Statements of Operations, of which $1 million are receivables and are included in “Due to parent and affiliates” in the Statutory Basis Balance Sheets at December 31, 2013 and 2012, respectively.

Reimbursement Agreement:

The Company has a reimbursement agreement with GIS whereby GIS provides for administrative and distribution services to the RS International Growth Fund and RS Emerging Markets Fund (the “Funds”) (See Note A). For each year during which the Company receives a dividend from GBG, GIAC will reimburse GIS for dividends attributable to shares of the Funds that are not offered through the separate accounts and for which GIAC does not provide administrative services. The amount of such reimbursement will be calculated based on the average daily net assets of the Funds for the periods during which earnings have been accumulated that support the payment of such dividend or dividends. For the years ended December 31, 2013 and 2012, the dividends received by the Company from GBG amounted to $5 million, respectively, which are included in “Net investment income” of which the Company reimbursed GIS $5 million and $4 million, respectively, which are included in “Commissions and other expenses” in the Statutory Basis Statements of Operations.

B-107

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

Line of Credit:

Effective September 1, 2012, the Company (Borrower) entered into a revolving line of credit agreement with The Guardian (Lender) for $100 million. The terms of the credit agreement state that future drawing, if any, (not at the time overdue) shall bear interest at a rate per annum equal to (a) the Prime Rate plus 1.00% if a Prime Rate Loan or (b) the Eurodollar Rate plus 1.00% if a Eurodollar Rate Loan. In the event any drawing on the line of credit becomes due, whether by acceleration or otherwise, it shall bear interest at a rate per annum equal to the Prime Rate plus 2.00%. Additionally, a commitment fee equal to 0.125% per annum of the amount of this line of credit shall be paid by Borrower to Lender, such amount to be paid in quarterly installments on the last day of each March, June, September and December or on the termination of this line of credit. The line of credit agreement shall have an initial term of 364 days beginning with the date first stated above, and shall automatically renew for successive periods of 364 days, unless the Lender shall notify the Borrower of its intention not to renew the line of credit agreement not less than sixty (60) days prior to the expiration of the then existing term. At December 31, 2013 and 2012, the amount of drawings on the line of credit amounted to $88 million and $20 million, respectively, are included in “Intercompany borrowed funds” in the Statutory Basis Balance Sheets. Interest expense and commitment fees of $0.7 million and $0.06 million and $0.2 million and $0.03 million in 2013 and 2012, respectively, are included in “Net investment income” in the Statutory Basis Statements of Operations, of which $41 thousand and $4 thousand are unpaid interest expense included in “Intercompany borrowed funds” in the Statutory Basis Balance Sheets as of December 31, 2013 and 2012, respectively.

Commission:

The Company has a selling agreement with its affiliate PAS. The Company authorizes PAS’ registered representatives who are also insurance agents, to solicit and sell certain insurance and annuity contracts on behalf of the Company (See Note A). For the years ended December 31, 2013 and 2012, the Company paid commissions to PAS which amounted to $53 million and $55 million, respectively, which is included in “Commissions and other expenses” in the Statutory Basis Statements of Operations. The payable for such expenses were $0.2 million at December 31, 2013 and 2012, respectively, and is included in “Other liabilities” in the Statutory Basis Balance Sheet.

Settlement of Intercompany Transactions:

In accordance with NAIC SAP, all transactions between related parties are required to have a written agreement that provides for a timely settlement of amounts owed, including a specific due date. Amounts over 90 days due are to be non-admitted along with any uncollected receivable from a related party that is not part of a written agreement. The Company has determined that written agreements are in place for all intercompany transactions and that these written agreements contain specific due dates. As of December 31, 2013, no intercompany receivable due to the Company is over 90 days past due.

NOTE I—SEPARATE ACCOUNTS

General Nature and Characteristics of Separate Account Business:

Separate and variable accounts held by the Company represent primarily funds for which there are no guarantees. The assets of the Company’s separate accounts are carried at book value, which approximates fair value.

In accordance with the products/transactions recorded within the separate accounts, all assets are considered legally insulated from the general account. The legal insulation of the separate accounts assets prevents such assets from being generally available to satisfy claims resulting from the general account.

As of December 31, 2013 and 2012, the Company’s separate accounts statement included legally insulated assets of $12,161 million and $10,100 million, respectively, of which $2 million, respectively, were the additional amounts being transferred into the Company’s separate accounts from the general account of the Company. These amounts comprise of mortality risk fully borne by the Company’s general account and may result in additional amounts being transferred into the Company’s separate accounts to cover greater longevity of annuitants than expected. Conversely, if the amounts allocated exceed the amounts required, transfers may be made to the Company’s general account. There was no seed money due to the general account of the Company from the Company’s separate accounts in 2013 and 2012. Fees and expenses due to the Company’s general account were $255 million and $268 million as of December 31, 2013 and 2012, respectively.

B-108

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

In accordance with the products/transaction recorded within the separate accounts, some separate accounts liabilities are guaranteed by the general account.

As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate accounts liabilities of $120 million and $333 million, respectively (See “NAR” in Note B). To compensate the general account for the risk taken, the separate accounts have paid risk charges of $215 million and $179 million for the years ended December 31, 2013 and 2012, respectively.

The general account of the Company had paid $0.13 million and $0.23 million towards separate accounts guarantees for the years ended December 31, 2013 and 2012, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Information regarding the separate accounts of the Company for the years ended December 31, 2013 and 2012 were as follows:

December 31, 2013	Non-indexed Guarantee Less Than/Equal to 4%	Non- Guaranteed Separate Accounts	Total
	(In millions)
Premium, considerations and deposits for the year ended:	$—	$1,243	$1,243

Reserves by valuation basis and withdrawal characteristics:
Market value	$—	$11,885	$11,885
Market value/not subject to discretionary withdrawals	—	19	19

Total reserves for separate accounts	—	11,904	11,904

Charges for investment management administration and contract guarantees	—	46	46
Accrued expense allowances	—	209	209

Separate accounts liabilities	$—	$12,159	$12,159

December 31, 2012	Non-Indexed Guarantee Less Than/Equal to 4%	Non- Guaranteed Separate Accounts	Total
	(In millions)
Premium, considerations and deposits for the year ended:	$—	$1,833	$1,833

Reserves by valuation basis and withdrawal characteristics:
Market value	$—	$9,814	$9,814
Market value/not subject to discretionary withdrawals	—	16	16

Total reserves for separate accounts	—	9,830	9,830

Charges for investment management administration and contract guarantees	—	38	38
Accrued expense allowances	—	230	230

Separate accounts liabilities	$—	$10,098	$10,098

B-109

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following represents a reconciliation of net transfers from the Company to the separate accounts. Transfers are reported in the Summary of Operations of the Separate Account Annual Statement:

	2013	2012
	(In millions)
Transfers to separate accounts:
Non-indexed guarantee less than/equal to 4%	$—	$—
Non-guaranteed separate accounts	1,243	1,833
Transfers from separate accounts:
Non-indexed guarantee less than/equal to 4%	—	—
Non-guaranteed separate accounts	(1,416)	(1,182)

Net transfers (from) to separate accounts	(173)	651

Reconciling Adjustments:
Mortality and expense guarantees—variable	136	115
Administrative fees—variable annuity	77	59
Cost of insurance	18	19

Total adjustments	231	193

Net transfers to separate accounts as reported in the Statutory Basis Statements of Operations of the Company	$58	$844

NOTE J—ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity actuarial reserves and deposit type contract funds and other liabilities without life or disability contingencies as of December 31, 2013 and 2012 were as follows:

December 31, 2013	General Account	Separate Account with Guarantees	Separate Account Non-Guaranteed	Total	Percentage of Total
		(In millions)
Subjected to discretionary withdrawal:
With market value adjustment	$86	$—	$—	$86	1%
At book value less current surrender charge of 5% or more	52	—	—	52	0%
At fair value	—	8,702	2,647	11,349	85%

Total with adjustment or at market value	138	8,702	2,647	11,487	86%
At book value without adjustment (minimal or no charge or adjustment)	1,140	—	—	1,140	8%
Not subjected to discretionary withdrawal	777	19	—	796	6%

Total (gross)	2,055	8,721	2,647	13,423	100%
Reinsurance ceded	—	—	—	—	—

Total (net)	$2,055	$8,721	$2,647	$13,423	100%

B-110

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

December 31, 2012	General Account	Separate Account with Guarantees	Separate Account Non-Guaranteed	Total	Percentage of Total
		(In millions)
Subjected to discretionary withdrawal:
With market value adjustment	$80	$—	$—	$80	1%
At book value less current surrender charge of 5% or more	111	—	—	111	1%
At fair value	—	7,235	2,118	9,353	84%

Total with adjustment or at market value	191	7,235	2,118	9,544	86%
At book value without adjustment (minimal or no charge or adjustment)	1,114	—	—	1,114	10%
Not subjected to discretionary withdrawal	397	16	—	413	4%

Total (gross)	1,702	7,251	2,118	11,071	100%
Reinsurance ceded	—	—	—	—	—

Total (net)	$1,702	$7,251	$2,118	$11,071	100%

NOTE K—LITIGATION

The Company is engaged in various legal actions arising out of its insurance and investment operations. In the opinion of management, any losses together with the ultimate liability resulting from such actions would not have a material adverse effect on the financial position or cash flows of the Company.

NOTE L—FINANCIAL INFORMATION

Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance.

Under the Delaware Insurance Law, the maximum amounts of distributions that can be made to the Company’s parent in any given year, without prior approval by the Delaware Commissioner of Insurance, is equal to the greater of (i) 10.00% of the Company’s surplus as of December 31 of the preceding calendar year, or (ii) the net gain from operations for the preceding calendar year (excluding realized investment losses). Any dividends paid, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus also requires the prior approval of the Delaware Commissioner of Insurance. At December 31 2013, the maximum amount of dividends the Company could pay The Guardian in 2014 without prior approval from the state insurance regulatory authorities was $33 million.

The following reconciles the statutory net loss of the Company as reported to the regulatory authorities to consolidated GAAP net gain (loss):

	2013	2012
	(In millions)
Statutory net loss	$(83)	$(29)
Adjustments to reconcile to GAAP:
Net loss of subsidiaries	(8)	(7)
Change in deferred policy acquisition costs	(42)	108
Future policy benefits	259	(100)
Reinsurance	(5)	(8)
Deferred federal income tax (expense) benefit	(69)	12
Transfer to interest maintenance reserve	1	2
Amortization of interest maintenance reserve	(2)	(2)

Consolidated GAAP net gain (loss)	$51	$(24)

B-111

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

The following reconciles the statutory capital and surplus of the Company as reported to the regulatory authorities to consolidated GAAP stockholder’s equity:

	2013	2012
	(In millions)
Statutory capital and surplus	$181	$215
Add (deduct) cumulative effect of adjustments:
Deferred policy acquisition costs	441	464
Elimination of asset valuation reserve	15	14
Future policy benefits	158	(127)
Establishment of additional deferred federal income taxes	(82)	(27)
Unrealized gains on investments	19	94
Separate account allowances	(209)	(230)
Other liabilities	(69)	(65)

Consolidated GAAP stockholder’s equity	$454	$338

NOTE M—SUBSEQUENT EVENTS

The Company considers events occurring after the balance sheet date but prior to March 7, 2014 the issuance of the financial statements to be subsequent events requiring disclosure. There were no subsequent events for the year ended December 31, 2013.

B-112

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2013

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

	2013	Annual Statement References
Investment Income Earned		Exhibit of Net Investment Income
U.S. Government bonds	$467,712
Bonds exempt from U.S. tax	—
Other bonds (unaffiliated)	69,152,998
Bonds of affiliates	—
Preferred stocks (unaffiliated)	209,160
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	—
Common stocks of affiliates	5,423,280
Mortgage loans	648,841
Real estate	—
Contract loans	6,856,501
Cash, cash equivalents and short-term investments	46,485
Derivative instruments	—
Other invested assets	—
Aggregate write-ins for investment income	900

Total gross investment income	$82,805,877

Real Estate Owned—Statement Value	—	Schedule A

Mortgage Loans—Book Value
Farm mortgages	$—	Schedule B
Residential mortgages	—
Commercial mortgages	42,520,504

Total mortgage loans	$42,520,504

Mortgage Loans by Standing—Book Value
Good standing	$—	Schedule B
Interest overdue more than 3 months, not in foreclosure	—
Foreclosure in process	—

Total mortgage loans	$—

Other Long-Term Invested Assets—Statement Value	16,427,242	Schedule BA, Part 1
Bonds and Stocks of Parents, Subsidiaries and Affiliates—Book Value	—	Schedule D, Summary by Country
Bonds	—
Preferred stocks	—
Common stocks	381,048

B-113

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2013

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

	2013	Annual Statement References
Bonds and Short-Term Investments by Class & Maturity		Schedule D, Part 1A, Sec. 1
Bonds by Maturity—Statement Value
Due within one year or less	$245,616,599
Over 1 year through 5 years	1,046,637,804
Over 5 years through 10 years	461,129,886
Over 10 years through 20 years	104,451,476
Over 20 years	272,702,410

Total by Maturity	$2,130,538,175

Bonds by Class—Statement Value
Class 1	$1,274,014,103
Class 2	824,487,879
Class 3	22,707,853
Class 4	7,573,478
Class 5	1,754,712
Class 6	150

Total by Class	$2,130,538,175

Total Bonds Publicly Traded	1,837,819,697
Total Bonds Privately Placed	292,718,478
Preferred Stocks—Fair Value	2,500,000	Schedule D, Part 2, Sec. 1
Common Stocks—Fair Value	381,048	Schedule D, Part 2, Sec. 2
Short-Term Investments—Book Value	16,808,480	Schedule DA, Part 1
Options, Caps Floors, Collars, Swaps and Forwards	—	Schedule DB, Part A, Sec. 1
Financial Futures Contracts Open—Current Price	(438,092,568)	Schedule DB, Part B, Sec. 1
Cash on Deposit	4,183,253	Schedule E—Part 1

Life Insurance in Force (Net of Reinsurance)		Exhibit of Life Insurance
Industrial	—
Ordinary	758,349,000
Credit Life	—
Group Life	27,835,000

Amount of Additional Accidental Death Insurance In Force under Ordinary Policies	23,441,000	Exhibit of Life Insurance
Life Insurance Policies with Disability Provisions In Force		Exhibit of Life Insurance
Industrial	—
Ordinary	1,108,056,000
Credit Life	—
Group Life	263,300,000

B-114

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2013

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

SCHEDULE 1—SELECTED FINANCIAL DATA

	2013	Annual Statement References
Supplementary Contracts in Force		Exhibit of Number of Policies, Contracts, Certificates, Income Payable and Account Values In Force for Supplementary Contracts, Annuities, A & H and Other Policies
Ordinary—Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Ordinary—Involving Life Contingencies
Income Payable	—
Group—Not Involving Life Contingencies
Amount on Deposit	—
Income Payable	—
Group—Involving Life Contingencies
Income Payable	—

Annuities—Ordinary		Exhibit of Number of Policies, Contracts, Certificates, Income Payable and Account Values In Force for Supplementary Contracts, Annuities, A & H and Other Policies
Immediate
Amount of Income Payable	72,659,445
Deferred—Fully Paid Account Balance	—
Deferred—Fully Paid—Account Balance	9,365,570,170

Annuities—Group		Exhibit of Number of Policies, Contracts, Certificates, Income Payable and Account Values In Force for Supplementary Contracts, Annuities, A & Hand Other Policies
Amount of Income Payable	—
Fully Paid Account Balance	—
Deferred—Not Fully Paid—Account Balance	2,088,821,386

Accident and Health Insurance—Premiums in Force
Group	—
Credit	—
Other	—

Deposit Funds and Dividend Accumulations		Exhibit of Number of Policies, Contracts, Certificates, Income Payable and Account Values In Force for Supplementary Contracts, Annuities, A & H and Other Policies
Deposit Funds—Account Balance	706,894,504
Dividend Accumulations—Account Balance	—

B-115

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

INVESTMENTS OF REPORTING ENTITY—APPENDIX A-001

AS OF DECEMBER 31, 2013

Section 2. Investment Risk Interrogatories

Answer the following interrogatories by stating the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.	State the reporting entity’s total admitted assets as reported on page two of the annual statement.

$2,369,061,965

2.	State the ten largest exposures to a single issuer/borrower/investment.

	Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
a.	Park Avenue Securities	Other Invested Asset	$16,427,242	0.7%
b.	Comcast Corp.	Bonds	$15,847,630	0.7%
c.	JP Morgan Chase & Co.	Bonds	$15,106,746	0.6%
d.	AT&T Inc.	Bonds	$14,939,045	0.6%
e.	Home Depot Inc.	Bonds	$14,887,324	0.6%
f.	General Electric Co.	Bonds	$14,446,704	0.6%
g.	Medtronic Inc.	Bonds	$14,378,219	0.6%
h.	Wells Fargo & Company	Bonds	$14,306,351	0.6%
i.	Goldman Sachs Group Inc.	Bonds	$14,250,151	0.6%
j.	Baxter International Inc.	Bonds	$14,170,471	0.6%

3.	State the amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC rating:

Bonds	Amount	Percentage of Total Admitted Assets	Preferred Stocks	Amount	Percentage of Total Admitted Assets
NAIC-1	$1,274,014,103	53.8%	P/RP-1	$—	0.0%
NAIC-2	$824,487,879	34.8%	P/RP-2	$—	0.0%
NAIC-3	$22,707,853	1.0%	P/RP-3	$4,000,000	0.2%
NAIC-4	$7,573,478	0.3%	P/RP-4	$—	0.0%
NAIC-5	$1,754,712	0.1%	P/RP-5	$—	0.0%
NAIC-6	$150	0.0%	P/RP-6	$—	0.0%

4.	Assets held in foreign investments:

	Amount	Percentage
a. Are assets held in foreign investments less than 2.5% of the entity’s total admitted assets? Yes { } No {X}
b. Total admitted assets held in foreign investments	$283,715,306	12.0%
c. Foreign-currency-denominated investments	$—	0.0%
d. Insurance liabilities denominated in that same foreign currency	$—	0.0%

5.	Aggregate foreign investment exposure categorized by NAIC sovereign rating:

	Amount	Percentage
Countries rated NAIC-1	$271,933,479	11.5%
Countries rated NAIC-2	$11,781,827	0.5%
Countries rated NAIC-3 or below	$—	0.0%

B-116

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

INVESTMENTS OF REPORTING ENTITY—APPENDIX A-001

AS OF DECEMBER 31, 2013

6.	Largest foreign investment exposures by country, categorized by the country’s NAIC sovereign rating:

	Amount	Percentage
Countries rated NAIC-1:
Country: United Kingdom	$108,931,932	4.6%
Country: Australia	$39,163,931	1.7%
Countries rated NAIC-2:
Country: Ireland	$5,000,000	0.2%
Country: Mexico	$3,958,298	0.2%
Countries rated NAIC-3 or below

	Amount	Percentage
7. Aggregate unhedged foreign currency exposure:	$—	0.0%

8.	Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

	Amount	Percentage
i. Countries rated NAIC-1	$—	0.0%
ii. Countries rated NAIC-2	$—	0.0%
iii. Countries rated NAIC-3 or below:	$—	0.0%

9.	Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign rating:

	Amount	Percentage
i. Countries rated NAIC-1:
Country: France	$—	0.0%
ii. Countries rated NAIC-2:
Country:	$—	0.0%
iii. Countries rated NAIC-3 or below
Country:	$—	0.0%

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

	Issuer	NAIC Rating	Amount	Percentage
1.	BP Capital Markets PLC	1FE	$13,181,075	0.6%
2.	Astrazeneca PLC	1FE	$12,876,944	0.5%
3.	Vodafone Group PLC	1FE	$11,855,483	0.5%
4.	Electricite De France	1FE	$9,990,174	0.4%
5.	BHP Billiton Fin USA Ltd.	1FE	$9,138,439	0.4%
6.	Credit Suisse New York	1FE/2FE	$8,156,987	0.3%
7.	Coviden Intl Finance SA	1FE	$8,048,288	0.3%
8.	Shell International Fin	1FE	$7,504,776	0.3%
9.	Woodside Finance Ltd.	2FE	$6,997,374	0.3%
10.	Rio Tinto Fin USA	1FE	$6,917,023	0.3%

11.	State the amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure.

Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets?

Yes {  }    No  {X}

Total admitted assets held in Canada investments.	$60,957,742	2.6%

B-117

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

INVESTMENTS OF REPORTING ENTITY—APPENDIX A-001

AS OF DECEMBER 31, 2013

12.	State the aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required.    Yes  {X}    No  {  }

13.	State the amounts and percentages of admitted assets held in the ten largest equity interests.

Are assets held in equity interests less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required.    Yes  {X}    No  {  }

14.	State the amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities.

Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required.    Yes  {X}    No  {  }

15.	State the amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required?    Yes  {X}    No  {  }

16.	State the amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans:

Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required?    Yes  {X}    No  {  }

17.	State the amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

Are assets held in real estate less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required?    Yes  {X}    No  {  }

18.	State the amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

Are assets held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets? If yes, details not required?    Yes  {X}    No  {  }

19.	State the amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Securities lending agreements (do not include assets held as collateral for such transactions)	$—	%	$—	$—	$—
b.	Repurchase agreements	$—	%	$—	$5,000,000	$—
c.	Reverse repurchase agreements	$—	%	$—	$—	$—
d.	Dollar repurchase agreements	$—	%	$—	$—	$—
e.	Dollar reverse repurchase agreements	$—	%	$—	$—	$—

B-118

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

INVESTMENTS OF REPORTING ENTITY—APPENDIX A-001

AS OF DECEMBER 31, 2013

20.	State the amounts and percentages of the entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

		Owned		Written
a.	Hedging	$—	%	$—	%
b.	Income generation	$—	%	$—	%
c.	Other	$—	%	$—	%

21.	State the amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Hedging	$—	%	$—	$—	$—
b.	Income generation	$—	%	$—	$—	$—
c.	Replications	$—	%	$—	$—	$—
d.	Other	$—	%	$—	$—	$—

22.	State the amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

At End of Each Quarter (unaudited)
		At Year-End		1st Qtr	2nd Qtr	3rd Qtr
a.	Hedging	$20,984,050	0.9%	$27,085,300	$28,998,400	$23,846,375
b.	Income generation	$—	%	$—	$—	$—
c.	Replications	$—	%	$—	$—	$—
d.	Other	$—	%	$—	$—	$—

B-119

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

APPENDIX A-001

AS OF DECEMBER 31, 2013

Section 3.  Summary Investment Schedule

Investment Categories	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Percentage
Bonds:
U.S. Treasury Securities	$43,113,257	1.86%	$43,113,257	1.86%
U.S. Government agency obligations (excluding mortgage-backed securities):
Issued by U.S. Government agencies	—	0.00%	—	0.00%
Issued by U.S. Government sponsored agencies	—	0.00%	—	0.00%
Non-U.S. Government (including Canada, excluding mortgage-backed securities):	—	0.00%	—	0.00%
Securities issued by states, territories and possessions and political subdivisions in the U.S.:
States, territories and possessions general obligations	7,108,924	0.31%	7,108,924	0.31%
Political subdivisions of states, territories and possessions and political subidivisions general obligations	7,030,258	0.30%	7,030,258	0.30%
Revenue and assessment obligations	21,009,355	0.91%	21,009,355	0.91%
Industrial development and similar obligations	—	0.00%	—	0.00%
Mortgage-backed securities (includes residential and commercial MBS):
Pass-through securities:
Issued or guaranteed by GNMA	15,022	0.00%	15,022	0.00%
Issued or guaranteed by FNMA and FHLMC	203,872	0.01%	203,872	0.01%
All other	—	0.00%	—	0.00%
CMOs and REMICs:
Issued or guaranteed by GNMA, FNMA, FHLMC or VA	—	0.00%	—	0.00%
Issued by non-U.S. Government issuers and collateralized by mortgage-backed securities issued or guaranteed by agencies as mentioned above	2,101	0.00%	2,101	0.00%
All other	68,988,398	2.98%	68,988,398	2.98%
Other debt and other fixed income securities (excluding short term):
Unaffiliated domestic securities (includes credit tenant loans and hybrid securities)	1,619,835,623	70.01%	1,619,835,623	70.01%
Unaffiliated non-U.S. securities (including Canada)	344,673,048	14.90%	344,673,048	14.90%
Affiliated securities	—	0.00%	—	0.00%

*	Gross Investment Holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual

B-120

The Guardian Insurance & Annuity Company, Inc.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

APPENDIX A-001

AS OF DECEMBER 31, 2013

Investment Categories	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
	Amount	Percentage	Amount	Percentage
Equity interests:
Investments in mutual funds	—	0.00%	—	0.00%
Preferred stocks:
Affiliated	—	0.00%	—	0.00%
Unaffiliated	4,000,000	0.17%	4,000,000	0.17%
Publicly traded equity securities (excluding preferred stocks):
Affiliated	—	0.00%	—	0.00%
Unaffiliated	—	0.00%	—	0.00%
Other equity securities:
Affiliated	381,048	0.02%	381,048	0.02%
Unaffiliated	—	0.00%	—	0.00%
Other equity interests including tangible personal property under lease:
Affiliated	—	0.00%	—	0.00%
Unaffiliated	—	0.00%	—	0.00%
Mortgage loans:
Construction and land development	—	0.00%	—	0.00%
Agricultural	—	0.00%	—	0.00%
Single family residential properties	—	0.00%	—	0.00%
Multifamily residential properties	—	0.00%	—	0.00%
Commercial loans	42,520,504	1.84%	42,520,504	1.84%
Mezzanine real estate loans	—	0.00%	—	0.00%
Real estate investments:
Property occupied by the Company	—	0.00%	—	0.00%
Property held for the production of income	—	0.00%	—	0.00%
Property held for sale	—	0.00%	—	0.00%
Contract loans	115,678,647	5.00%	115,678,647	5.00%
Derivatives	—	0.00%	—	0.00%
Receivables for securities	—	0.00%	—	0.00%
Securities lending	—	0.00%	—	0.00%
Cash, cash equivalents and short term investments	22,741,571	0.98%	22,741,571	0.98%
Other Invested Assets	16,427,242	0.71%	16,427,242	0.71%

Total Invested Assets	$2,313,728,870	100.00%	$2,313,728,870	100.00%

*	Gross Investment Holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual

B-121

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(A Wholly-Owned Subsidiary of The Guardian Life Insurance Company of America)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.:

We have audited the accompanying statutory financial statements of Guardian Insurance & Annuity Company, Inc. (a wholly-owned subsidiary of the Guardian Life Insurance Company of America), which comprise the statutory statements of admitted assets, liabilities and surplus as of December 31, 2013 and 2012, and the related statutory statements of income and changes in surplus, and cash flows for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Delaware Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Delaware Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note B and accounting principles generally accepted in the United States of America are material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2013 and 2012, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Delaware Department of Insurance described in Note B.

B-122

Opinion on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Schedule I—Selected Financial Data, Investment Risk Interrogatories, and Summary Investment Schedule of the Company (collectively “the supplemental schedules”) as of December 31, 2013 and for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. The effects on the supplemental schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the supplemental schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2013 and for the year then ended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 7, 2014

B-123

The Guardian Separate Account R

PART C. OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	The following financial statements have been incorporated by reference or are included in Part B:

(1)	The Guardian Separate Account R:

Statement of Assets and Liabilities as of December 31, 2013

Statement of Operations for the Year Ended December 31, 2013

Statements of Changes in Net Assets for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(2)	The Guardian Insurance & Annuity Company, Inc.:

Statutory Basis Balance Sheets as of December 31, 2013 and 2012

Statutory Basis Statements of Operations for the Years Ended December 31, 2013 and 2012

Statutory Basis Statements of Changes in Surplus for the Years Ended December 31, 2013 and 2012

Statutory Basis Statements of Cash Flows for the Years Ended December 31, 2013 and 2012

Notes to Statutory Basis Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(b)	Exhibits

Number	Description
1	Resolutions of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing Separate Account R(1)

2	Not Applicable

3	Underwriting and Distribution Contracts:

(a) Distribution and Service Agreement between The Guardian Insurance & Annuity Company, Inc. and Guardian Investor Services Corporation, as amended(1)

(b) Form of The Guardian Insurance & Annuity Company Selling Agreement(1)

4	(a) Specimen of ProFreedom C Shares Variable Annuity Contract(3)

(b) Highest Accumulation Value Death Benefit Rider (HAVDB)(2)

(c) Return of Premium Death Benefit Rider (ROPDB)(2)

(d) Deferred Income Annuity Payout Option Rider (DIA)(2)

(e) Payments for a 10 Year Period Certain(1)

5	Form of Application for Variable Annuity Contract(1)

6	(a) Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc. dated March 2, 1970, as amended August 29, 1986 and December 21, 1999(1)

(b) By-laws of The Guardian Insurance & Annuity Company, Inc(1)

7	Not Applicable

8	Amended and Restated Agreement for Services and Reimbursement Therefor, between The Guardian Life Insurance Company of America and its Subsidiaries(1)

9	Opinion and consent of Counsel(3)

10	Consent of PricewaterhouseCoopers LLP(3)

11	Not Applicable

12	Not Applicable

13	Powers of Attorney executed by (a) Michael B. Cefole, (b) Marc Costantini, (c) Donald P. Sullivan, Jr., and (d) Michael Slipowitz(3)

(1)	Incorporated by reference to the Registration Statement on Form N-4 (Reg. No. 333-187762) as initially filed on April 5, 2013.
(2)	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (Reg. No. 333-187762) as initially filed on June 21, 2013.
(3)	Filed herewith.

Item 25.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004. List is effective as of April 8, 2014.

POSITION with GIAC	Name
Director & President	Michael B. Cefole
Director	Marc Costantini
Director	Donald P. Sullivan, Jr.
Director, Senior Vice President & Corporate Chief Actuary	Michael Slipowitz
Executive Vice President & Chief Investment Officer	Thomas G. Sorell
Executive Vice President, General Counsel & Associate Corporate Secretary	Tracy L. Rich
Senior Vice President & Corporate Secretary	Margherita L. DiManni
Senior Vice President, Counsel & Assistant Corporate Secretary	Richard T. Potter, Jr.
Senior Vice President, Chief Financial Officer	Gordon Bailey
Senior Managing Director, Fixed Income Investments	Leslie A. Barbi
Managing Director	John Blaney
Managing Director	Kevin Booth
Vice President, Corporate Tax	Bruce P. Chapin
Managing Director	Robert J. Crimmins, Jr.
Managing Director	Thomas M. Donohue
Senior Vice President, Product Management	Douglas Dubitsky
Vice President, Retirement Services & Operations	Kimberly A. Flemm
Managing Director & Derivatives Risk Officer	Atanas H. Goranov
Managing Director	Alexander M. Grant, Jr.
Managing Director	Marc J. Gross
Managing Director	Paul Jablansky
Managing Director	Stewart M. Johnson
Managing Director, Private Placements	Brian E. Keating
Managing Director, Investment Actuary	Chi M. Kwok
Managing Director, Real Estate Portfolio Manager	Robert LoCascio
Managing Director	David J. Marmon
Managing Director	Robert A. Reale
Managing Director, Head of Real Estate	Robert T. O’Rourke
Vice President & Chief Actuary, Retirement Solutions	Elizabeth Rogalin
Vice President, Treasurer	Walter R. Skinner
Vice President & Director of Finance	John H. Walter
Second Vice President & Controller	Patrick Cleary
Second Vice President & NRO Controller, Individual Life Finance	Paul Iannelli
Second Vice President, Retirement Services	Travis Ovitt
Senior Director	Demetrios Tsaparas
Second Vice President & Chief Compliance Officer	Linda Senker
Senior Director, Private Placements	Edward J. Brennan
Senior Director, Real Estate Portfolio Manager	Mark A. DePrima
Senior Director, Private Placements	Gwendolyn Foster
Senior Director, Fixed Income Trading	John Gargana
Senior Director, Real Estate	Gary A. Gorecki
Senior Director, Private Placements	Barry J. Scheinholtz
Assistant Vice President, Annuity Sales Support	Robert Chamerda
Assistant Vice President & Actuary	Mordechai Shapiro
Assistant Controller	James Nemeth
Associate Actuary	Mariana Slepovitch
Director, Assistant Corporate Secretary & Secretary Pro Tem	Sonya L. Crosswell
Director, Variable Product Issue	Brenda L. Ahner
Director, Variable Contracts Administration	Michael A. Brandle
Director, GIAC Compliance & Licensing	Tricia P. Mohr
Director, Policy Forms	John J. Monahan
Director, Fixed Income Trading	Martin Vernon

Item 26.	Persons Controlled by or under Common Control with Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of December 31, 2013. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Park Avenue Securities LLC	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	89.66%
RS Investments (Hong Kong) Limited	Hong Kong	100% (indirectly owned)
RS Investments (UK) Limited	England	100% (indirectly owned)
RS Funds Distributor LLC	Delaware	100% (indirectly owned)
RS Investment Management (Singapore) Pte Ltd.	Singapore	100% (indirectly owned)
RS Fund General Partner, LLC	Delaware	100% (indirectly owned)
RS Investment Management, LP	California	99.9% (indirectly owned)
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Berkshire Life Insurance Company of America	Massachusetts	100%
Berkshire Acquisition LLC	Delaware	100%
Berkshire Acquisition II, LLC	Delaware	100%
First Commonwealth, Inc.	Delaware	100%
Managed DentalGuard, Inc.	Ohio	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Reed Group, Ltd.	Colorado	100%
eMoney Advisor Holdings, LLC	Delaware	65%
eMoney Advisor, LLC	Delaware	65% (indirectly owned)
Managed Dental Care	California	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Guardian Distributors, LLC	Delaware	100%
Innovative Underwriters, Inc.	New Jersey	100%
RS High Yield Bond VIP Series	Massachusetts	18.99%
RS Global Growth Fund	Massachusetts	89.70%
RS High Yield Fund	Massachusetts	44.55%
RS Strategic Income Fund	Massachusetts	52.58%
RS Greater China Fund	Massachusetts	92.33%
RS Investors Fund	Massachusetts	45.65%
Guardian Shores, LLC	Delaware	100%
Shores, LLC	Delaware	50%
Guardian LCP Commercial I LLC	Delaware	100%
LEI LCP-GL Commercial, LLC	Delaware	75%
Hanover Acquisition LLC	Delaware	100%
Guardian Bentley LLC	Delaware	100%
Guardian Ledges LLC	Delaware	100%
Guardian Quincy LLC	Delaware	100%
Hanover Acquisition 5 LLC	Delaware	100%
Spencer Airport Center LLC	Delaware	100%
Hanover Acquisition II LLC	Delaware	100%
Guardian Cliffside LLC	Delaware	60%
Guardian Juanita Village, LLC	Delaware	100%
Hanover Acquisition 3 LLC	Delaware	100%
Hanover Acquisition IV LLC	Delaware	100%
Guardian Wakefield LLC	Delaware	100%
Guardian Eldorado, LLC	Delaware	75%
Arrow Center LLC	Delaware	71%
Guardian Tyron Village LLC	Delaware	100%
Guardian Park Place LLC	Delaware	100%
Spencer Airport Center Phase III, LLC	Delaware	100%
Spencer Airport Center Phase IV, LLC	Delaware	100%
Guardian Piazza D’Oro	Delaware	100%
Guardian CapCo, LLC	Delaware	100%
901 Hawthorne/250 Spring Lake, LLC	Delaware	60%
360 S. Acacia Partnership	New York	53%
Airside Business Park LP	Pennsylvania	25%
B.A. Ventures, LLC	New York	50%
Broadway Denver LLC	Delaware	60%
G-M Joint Venture	Tennessee	90%
GH Scottsdale I LLC	Delaware	50%
GH Warner LLC	Delaware	50%
Golden State II	California	50%
Lowe Capital Partners, LLC	Delaware	80%
Guardian KW/Santa Maria Land Partners, LLC	Delaware	60%
Guardian /KW Hayward Member, LLC	Delaware	60%
Guardian Forest Creek LLC	Delaware	90%
Guardian Park Potomac LLC	Delaware	100%
Guardian Santa Fe Partnership	Colorado	75%
Guardian Timber Ridge LLC	Delaware	90%
Space Center Apartments, LLC	Delaware	50%
TruAmerica Muiltifamily LLC	Delaware	80%
TruAmerica Properties LLC	Delaware	80%
Hanover Acquisition VI, LLC	Delaware	100%
Guardian Blossom Hill, LLC	Delaware	100%
Guardian/KW Blossom Hill, LLC	Delaware	85%
Guardian/Abbey, LLC	Delaware	72%
400 Columbus Avenue LLC	New York	100%
Guardian LEIM, LLC	Delaware	100%
Lowe Enterprises Investment Management, LLC	Delaware	50%
Guardian Hilltop LLC	Delaware	100%
Guardian/KW Hilltop, LLC	Delaware	50%
Guardian Mercury, LLC	Delaware	100%
The Mercury Homes, LLC	Delaware	27%
Guardian/Mile High, LLC	Delaware	100%
Guardian/DCC, LLC	Delaware	90%
Guardian LCP Hospitality I LLC	Delaware	100%
LEI LCP-GL, LLC	Delaware	75%
Guardian LCP Hospitality Finance LLC	Delaware	100%
LEI LCP-GL II, LLC	Delaware	73%
GR Lenexa, LLC*	Delaware	50%
Guardian/ KW NOHO Manager, LLC*	Delaware	50%
Hanover Goodyear LLC*	Delaware	100%
Guardian Wheaton Station, LLC*	Delaware	100%
Guardian LIHTC 1 LLC*	Delaware	100%
Guardian/Edgewater, LLC*	Delaware	95%
Guardian Edgewater Terrace, LLC*	Delaware	100%
Guardian Edgewater Village, LLC*	Delaware	100%

* Inactive

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of December 31, 2013:

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 27.	Number of Contract owners

Type of Contract	As of March 31, 2014
Non-Qualified	11,651
Qualified	33,154

Total	44,805

Item 28.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable annuity contracts and it is also the principal underwriter of shares of the RS Variable Products Trust. The aforementioned variable products trust is registered with the SEC as a series of open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts, The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act.

(b) The following is a list of each director and officer of GIS, as of April 8, 2014. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

POSITION with GIS	NAME
Manager & President	Michael B. Cefole
Manager	Michael Ferik
Manager	Caitlin Pincus
Executive Vice President, General Counsel & Associate Corporate Secretary	Tracy L. Rich
Executive Vice President & Chief Investment Officer	Thomas G. Sorell
Senior Vice President & Corporate Secretary	Margherita L. DiManni
Senior Vice President & National Sales Manager of Mutual Funds	Philip Eichinger
Senior Vice President, Counsel & Assistant Corporate Secretary	Richard T. Potter, Jr.
Senior Vice President	Donald P. Sullivan, Jr.
Senior Vice President, Chief Financial Officer	John H. Walter
Senior Managing Director	Leslie A. Barbi
Managing Director & Chief Compliance Officer, Investments	Michael J. Bessel
Managing Director	Kevin Booth
Vice President	Robert S. Chamerda
Vice President, Corporate Tax	Bruce P. Chapin
Managing Director	Robert J. Crimmins, Jr.
Managing Director	Thomas M. Donohue
Senior Vice President	Douglas B. Dubitsky
Vice President	Nahulan Ethirveerasingam
Managing Director	Atanas H. Goranov
Managing Director	Alexander M. Grant, Jr.
Managing Director	Paul Jablansky
Managing Director	Stewart M. Johnson
Managing Director	Marc J. Gross
Managing Director	Brian E. Keating
Vice President, National Sales Manager	Colin Lake
Vice President, National Sales Manager	James Lake
Managing Director	David J. Marmon
Managing Director	John B. Murphy
Managing Director	Robert A. Reale
Vice President & Chief Compliance Officer, Broker Dealer	Linda Senker
Vice President, Risk Products Distribution	Kurt J. Shallow
Vice President, Treasurer	Walter R. Skinner
Vice President, Investment Research Group	James Tracy
Vice President, National Accounts	Robert J. Varga
Second Vice President & Assistant Controller	Paul Iannelli
Second Vice President, Retirement Services	Travis Ovitt
Managing Director	John Blaney
Senior Director	John Gargana
Senior Director	Demetrios Tsaparas
Anti-Money Laundering Officer	Charles Barresi, Jr.
Director, Assistant Corporate Secretary & Secretary Pro Tem	Sonya L. Crosswell
Director, GIS Investment Adviser Compliance	Eileen M. Doncsecz
Director, Broker Dealer Compliance	Joseph M. Dougherty
Director	James Driscoll
Director	Andrew Gunning
Director	Martin Vernon

(c) GIS, as the principal underwriter of the Registrant’s variable annuity contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records

  Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 31.	Management Services

    None.

Item 32.	Undertakings

(a)	The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

(b)	The Registrant hereby undertakes to include, as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

(c)	The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Guardian Separate Account R certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 28th day of April, 2014.

The Guardian Separate Account R
(Registrant)

By:	THE GUARDIAN INSURANCE & ANNUITY
COMPANY, INC.
(Depositor)

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Senior Vice President, Counsel & Assistant Corporate Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

/s/ Michael B. Cefole*	President & Director
Michael B. Cefole (Principal Executive Officer)

/s/ Gordon Bailey	Vice President & Chief Financial Officer
Gordon Bailey
(Principal Financial Officer)

/s/ Marc Costantini* Marc Costantini	Director

/s/ Michael Slipowitz* Michael Slipowitz	Senior Vice President & Corporate Chief Actuary & Director

/s/ Donald P. Sullivan, Jr.* Donald P. Sullivan, Jr.	Director

By	/s/ Richard T. Potter, Jr.	Date: April 28, 2014
Richard T. Potter, Jr.
Senior Vice President, Counsel & Assistant Corporate Secretary

*	Pursuant to a Power of Attorney filed herewith.

Exhibit Index

Number	Description
4(a)	Specimen of ProFreedom C Shares Variable Annuity Contract
9	Opinion and Consent of Counsel
10	Consent of PricewaterhouseCoopers LLP
13(a)	Power of Attorney executed by Michael B. Cefole
(b)	Power of Attorney executed by Marc Constantini
(c)	Power of Attorney executed by Donald P. Sullivan, Jr.
(d)	Power of Attorney executed by Michael Slipowitz